FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2010

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COSAN LIMITED

Item
1.	Communication regarding 4th Quarter Fiscal Year 2010 earnings release

Net income of R$986.5 millions in FY’10

São Paulo, June 10, 2010 - COSAN LIMITED (NYSE: CZZ; Bovespa: CZLT11) and COSAN S.A. INDÚSTRIA E COMÉRCIO (Bovespa: CSAN3) disclose today their results referring to Fiscal Year 2010 (FY’10), ended in March 31, 2010. The results presented below are consolidated in accordance with Brazilian accounting policies.

Marcelo Martins, CFO & IRO Luiz Felipe Jansen de Mello, Head of IR Investors@cosan.com.br www.cosan.com.br	Highlights FY’10

●      Record Net Revenue of R$15.3 billions, up 144.6% than Fiscal Year 2009

●    Record EBITDA of R$1.7 billion

●    Net Income of R$986.5 millions

●    Crushed cane volume in 2009/10 crop totaled 50 million tonnes, compared to 43 million tonnes of 2008/09 crop

	Summary of Financial and Operating Information (R$MM)
	4Q'09	4Q'10		FY'09	FY'10
	2,349.8	4,394.1	Net sales	6,270.1	15,336.1
	239.9	773.9	● Gross profit	799.4	2,125.4
	10.2%	17.6%	Gross Margin	12.7%	13.9%
Definitions: FY’10 - fiscal year started on April 1st, 2009, and ending on March 31st, 2010 FY’09 - fiscal year started on May 1st, 2008 and ending on March 31st, 2009 4Q’10 - quarter ended on March 31 st, 2010	(99.5)	396.5	● Operating income (loss)	(709.1)	1,412.9
	-4.2%	9.0%	Operating margin	-11.3%	9.2%
	165.9	575.9	● EBITDA	718.0	1,733.1
	7.1%	13.1%	EBITDA Margin	11.5%	11.3%
	40.4	744.7	● EBITDAH	765.7	2,064.0
	1.8%	16.3%	EBITDAH Margin	12.1%	13.2%
	(39.9)	309.6	● Income (loss) before minority interest	(474.4)	979.0
	(40.2)	308.7	● Net income (loss)	(473.8)	986.5
	-1.7%	7.0%	Profit (loss) Margin	-7.6%	6.4%
	334.6	745.4	Capex	1,346.1	1,926.1
	3,035.6	4,255.4	Net Debt	3,035.6	4,255.4
	3,396.6	5,157.6	Shareholders' & Minorities Equity	3,396.6	5,157.6

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A. Market Overview

According to UNICA, the sugarcane growers’ association, crushed cane volume in Brazil’s central-south region totaled 541.9 million tonnes in the 2009/10 crop, 7.3% up compared to the previous harvest. Sugar production increased by 7.3% to reach 28.6 million tonnes, while ethanol output dropped by 5.6% to 23.7 billion liters, of which hydrous ethanol accounted for 17.5 billion liters and anhydrous ethanol for 6.2 billion liters, an increase of 3.8% and decrease of 24.8%, respectively, in relation to the previous harvest. This reflects the crop shortfall due to record level of rains during the crop, when the weather is usually dry, which not only decreased the number of crushing days but also the sucrose content of the total sugar recoverable (TSR) in the cane to 130.25 kg/t, compared to 140.88 kg/t in the previous harvest. In addition, due to increase in sugar prices in the international market during the crop, the production mix continued to prioritize sugar (42.6%) compared to the previous year.

UNICA estimates that the total crushed cane volume for the 2010/11 crop will reach 595.9 million tonnes in Brazilian Central-South region, which, combined with an improve of TSR to 138.59 kg/t and 43.29% of cane towards sugar production, maintaining the production mix more focused on sugar compared to last year’s, will result in 34.1 million tonnes of sugar, 20.1 billion liters of hydrous ethanol and 7.3 billion liters of anhydrous ethanol, an increase of 19.1%, 15.4% and 16.2%, respectively. These projections are mainly the result of (i) greater agricultural productivity (tonnes of cane / hectare) due to the higher level of rains during the planting and growth of sugarcane, despite such adverse effects as the orange rust of sugarcane, which may affect certain cane varieties and the aging of the field; (ii) higher yield of sucrose (TSR) in the cane as a result of a more favorable weather conditions for harvesting and maturing of the cane, despite the higher volume of cane left on the field, anticipation of the beginning of harvest and the evolution of mechanical harvesting; and the (iii) increase in crushing capacity as result of the startup of 10 new mill units and ramp-up of the harvesting area of those that started operating in the previous harvests, effect that started to vanish due to the lower investment level compared to the peak in 2007 and 2008 in the sector.

The latest UNICA data indicate an increase of crushed cane volume in beginning of 2010/11 crop, until May 16th, totaling 93.9 million tones, 27.1% higher on the same period in the last crop, mainly due to the advance of sugarcane harvest. The production mix in the period continues to prioritize sugar to attend the contracts which could not be performed last year, being 41.9% of production directed to this product and 58.1% for ethanol. Sugar production reached 4.4 million tonnes, an increase of 38.7% than last crop, while ethanol output stood at 3.8 billion liters, with 2.9 billion liters of hydrous ethanol and 829 million liters of anhydrous ethanol, an increase of 11.5% and 74.6%, respectively.

In this quarter, raw sugar prices averaged 24.52 US¢/lb, 92.8% up over 4Q09 and 3.6% up over 3Q10. It is important to note the variation of prices in the period: after rallying in January, when sugar price reached 29.9 US¢/lb, the highest in 29 years, prices dropped by 44.5% until the end of the quarter. The downward trend continued, reaching the lowest point of 13.67 US¢/lb in the beginning of May, 54.3% down from the peak in January.

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This can be explained by some factors: (i) export of 500,000 tonnes of out-of-quota sugar to the European Union, as mentioned in the last Financial Letter; (ii) export of nearly 1 million tonnes of sugar from Brazil in the quarter, which was not expected by the market based on the estimates of initial inventories for the harvest; (iii) the recovery and extension of the Indian crop, which usually ends in March and was estimated between 13 and 15 million tonnes. In May, there were still several mills processing cane, with new estimates between 18 and 19 million tonnes; (iv) the deferral of demand in response to the higher prices; (v) the prospect of better weather conditions for the 2010/11 crop in Brazil and India, resulting in more optimistic sugar production estimates ranging from 32-35 to 24-25 million tonnes, respectively.

On the other hand, world sugar inventories are much lower compared to historical levels and need to be recomposed. Moreover, there are several uncertainties concerning the crop in some countries, for example: (i) in Brazil and India, if the weather conditions are not as adequate as expected, production will be lower than expected; (ii) the announcement by the Pakistani government of its intention to buy approximately 900,000 tonnes; (iii) potential imports from China to recompose strategic inventories, given that these were released to curb inflation in the domestic market after a bad crop; (iv) the possibility that the United States will allow additional raw sugar imports to meet domestic demand.

International refined sugar prices partially followed the downward trajectory of raw sugar prices, dropping by 37.6% in 61 days. The average price in the period was US$659.15/t, 75.5% and 7.4% up over 4Q09 and 3Q10, respectively. Due to the lack of sugar for refining, mainly because Brazil is in the inter-harvest period, the white premium averaged US$118.58/t.

In 4Q10, the Brazilian real depreciated against the U.S. dollar to average R$1.80/US$, 3.6% up from the previous quarter. In the quarter, the Real reached R$1.87/US$, due to the initial signs of an economic slowdown in Portugal, Italy, Greece and Spain. The foreign exchange rate at the end of the period was R$1.78/US$, compared with R$1.74/US$ in December 2009 and R$2.32/US$ in March 2009.

Domestic crystal sugar prices (ESALQ) averaged R$70.80/50Kg bag (or 35.65 US¢/lb) in 4Q10, 22.8% up compared to the previous quarter and 63.7% up on 4Q09. These prices reflect the lower sugar availability due to the rainy season and strong exports during the harvest, which amounted to 19.8 million tonnes (from April/09 to March/10).

In response to the previously mentioned factors and the macroeconomic conditions, major hedge funds, plus smaller funds and speculators, who had built positions in the commodity due to its solid fundamentals, quickly reduced their long sugar positions, helping with the decline in sugar prices. At the end of 4Q10, the net long position stood at 158,000 lots, or 15.8% of open contracts, 30.2% down from the previous quarter.

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In the domestic market, the lower availability of ethanol due to the accelerated demand in 2009 (increase in flex fuel cars sales) and the reduced supply due to the rainy harvest, resulted in a significant increase in prices of both anhydrous and hydrous ethanol. Hydrous ethanol prices (ESALQ) averaged R$1.041/liter in 4Q10, 40.8% up YoY and 9.7% up over 3Q10. Anhydrous prices averaged R$1.188/liter, 43.1% higher than 3Q09 and 8.6% up on the previous quarter.

According to Brazil’s National Petroleum Agency (ANP), the average hydrous ethanol/gasoline price parity (weighted by the size of the fleet) closed 69% at the end of 4Q10, returning to below 70% parity in 6 states, which account for more than 50% of Brazil’s flex-fuel fleet. Between February and May 1st, 2010, the anhydrous ethanol blend ratio in gasoline reduced from 25% to 20%, yet anhydrous ethanol consumption remained unchanged compared to February and March 2009, once gasoline consumption increased significantly as ethanol prices were above parity during most of the period.

According to ANFAVEA, the auto manufacturers’ association, flex-fuel vehicle sales in Brazil totaled 652,700 units in 4Q10, accounting for 87% of new car sales, 16.1% up year-on-year.

According to ANP, Diesel sales in the first three months of 2010 totaled 11.1 billion liters, 12.7% up year-on-year. Gasoline A volume increased by a significant 29.7% in the period, with 5.9 billion liters sold, as ethanol prices were above parity and percentage of anhydrous ethanol blended in gasoline decreased. For these same reasons, ethanol consumption dropped by 24.7% in the period to reach 2.8 billion liters.

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B. Production Figures

4Q'09	4Q'10	Production Highlights	FY'09	FY'10
207	181	Sugarcane Crushed (thd tons)*	42,594	50,314
132	16	Own Cane (thd tons)	21,537	23,459
75	164	Suppliers (thd tons)	21,057	26,855
		Production	-
9	-	Raw Sugar (thd tons)	2,531	2,519
-	-	Refined Sugar (thd tons)	656	994
-	-	Anhydrous Ethanol (thd cbm)	734	623
8	9	Hydrous Ethanol (thd cbm)	936	1,211
111.7	115.0	Sugarcane TSR (thd cbm)	139.0	129.8
61.7%	99.5%	Mechanization (%)	50.8%	64.5%

* This total includes production data from NovAmerica only as from June/09, when it started being consolidated into Cosan. Considering the full year of NovAmerica production, Cosan would have crushed 53.1 million tons of sugar-cane.

Cosan crushed 50.3 million tonnes of sugarcane in FY’10, 18.1% increase compared to the previous year despite the atypical rainfall which reduced the number of crushing days, chiefly due to the merger of NovAmérica in June 2009. The harvest mechanization ratio closed the year at 64.5%, versus 50.8% in FY’09. From the total sugar-cane crushed in FY’10, 53.4% was originated from third parties suppliers.

Thanks to the excessive rainfall, total sugar recoverable (TSR) fell by 6.6% to only 129.8kg/t. As a result, the Company produced 2.5 million tonnes of raw sugar, 1.0 million tonnes of refined sugar, 1.8 billion liters of ethanol, 1.2 billion of which hydrous and 0.6 billion anhydrous, 29.4% up and 15.1% down on the previous year, respectively.

It is important to say that the above mentioned TSR is measured when the sugar-cane enters into ours mill while the average TSR of the South-center presented by UNICA is measured through a stoichiometric conversion of the products. Using the UNICA´s criteria, COSAN´s TSR would have been 136.58 kg / ton of cane.

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C. Operating Performance

When comparing FY’10 and FY’09 for analytical purposes, the following differences should be taken into consideration:

(i)
Due to the change in closure of FY’09 from April to March 31, 2009, the two fiscal years in question were not comparable: FY’09 consisted of 11 months only, from May 2008 to March 2009, while FY’10 consisted of 12 months, from April 2009 to March 2010;

(ii)
The criterion for presenting depreciation in the results analysis and financial statements was altered. In FY’10, depreciation was booked under the cost of goods sold (COGS) and operating expenses (SG&A), whereas in FY’09 it was booked under production costs (the entry into production of goods and services rendered) and operating expenses. It is worth noting that depreciation under operating expenses suffered no change.

(iii)	The consolidation of CCL only began in December 2008. Thus CCLs figures for 4Q’09 and FY’09 correspond to the periods between February and March 2009 and December 2008 to March 2009, respectively.

(iv)	Cosan sold the aviation fuel distribution business in June 2009. Consequently, the figures as from 2Q’10 no longer include this business;

(v)	NovAmérica’s results were consolidated as of June 2009, when the company was merged into Cosan S.A.

EBITDA per Business Unit

EBITDA (R$ MM) - FY'10	CAA	Rumo	CCL	Total*
Net Revenues	5.380,1	158,2	10.145,1	15.336,1
(-) Cost of Product Sold / Services Rendered	(4.068,0)	(115,5)	(9.374,6)	(13.210,7)
(=) Gross Profit	1.312,1	42,7	770,5	2.125,4
Gross Margin	24,4%	27,0%	7,6%	13,9%
(-) Selling Expenses	(464,5)	-	(400,1)	(864,6)
(-) General and Administrative Expenses	(386,3)	(18,1)	(92,7)	(497,2)
(-) Other Operating Revenues	312,2	4,0	16,9	333,1
(+) Depreciation and Amortization	584,7	14,2	37,5	636,3
(=) EBITDA	1.358,3	42,8	332,0	1.733,1
EBITDA Margin	25,2%	27,0%	3,3%	11,3%
(=) EBITDAH	1.689,2	41,8	332,0	2.063,0
EBITDAH Margin	29,6%	26,4%	3,3%	13,5%
* Total excludes eliminations from consolidation effects

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Net Revenue

4Q'09	4Q'10	Sales Composition (R$MM)	FY'09	FY'10
2,349.8	4,394.1	Net Operating Revenue	6,270.1	15,336.1
853.7	1,850.2	CAA	3,129.6	5,380.1
502.4	1,215.5	● Sugar Revenue - CAA	1,805.1	3,377.8
64.1	347.7	Local	233.8	1,062.3
438.2	867.8	Export	1,571.3	2,315.5
337.5	602.1	● Ethanol Revenue - CAA	1,176.0	1,747.6
257.8	549.7	Local	775.1	1,325.9
79.8	52.4	Export	401.0	421.8
3.6	5.7	● Energy Cogeneration - CAA	15.1	92.4
10.3	26.8	● Other Revenue - CAA	133.4	162.2
9.7	38.3	Rumo	53.9	158.2
9.7	24.9	● Loading	53.9	142.1
-	13.4	● Transportation	-	16.1
1,505.7	2,588.7	CCL	3,106.0	10,145.1
1,393.7	2,401.6	● Fuels Revenue - CCL	2,893.9	9,437.3
106.3	170.4	Ethanol	220.6	757.0
594.6	1,208.6	Gasoline	1,267.0	4,111.0
588.1	999.3	Diesel	1,156.3	4,338.5
104.7	23.3	Other	250.0	230.9
98.2	168.9	● Lubes Revenue - CCL	186.4	634.0
13.8	18.1	● Other Revenue - CCL	25.8	73.7
(19.3)	(83.0)	Eliminations from Consolidation	(19.3)	(347.4)

Net revenue totaled R$15.3 billion in FY’10, versus R$6.3 billion in the previous year. CCL accounted for most of this figure, contributing R$10.1 billion, or 66.2% of the total. CAA’s revenue, which grew by 71.9% to R$5.4 billion, was fueled by the merger of NovAmérica, higher sugar prices and the start-up of the co-generation projects.

Net Operating Revenue (R$ million)

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Sugar Sales - CAA

Sugar sales totaled R$3.4 billion, 87.1% more than the previous year. The main factors contributing to the R$ 1.6 billion increase were:

Þ	Record international and domestic prices, 28.9% and 54.4% above previous year which have contributed with gains of approximately R$ 453.5 million and R$ 127.3 million, respectively;

Þ
The higher sugar volume sold, resulted in an additional revenues of R$640.5 million. This increase in volume can be explained by: (i) NovAmerica consolidation; (ii) the higher share of sugar in the product mix; (iii) the reduction in carryover stocks; and (iv) the distortion in the comparison with the previous year, which had only 11 months.

Sugar
Volume (thousand tonnes) and Average Unit Price (R$/tonne)

The sugar inventories in FY’10 were 49.0% lower compared to the previous year, reflecting the commercial strategy adopted to capture the higher prices over the last quarter.

Sugar Inventories

	4Q'09	4Q'10
'000 ton	266.4	135.8
R$'MM	109.3	93.6
R$/ton	410	689

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Ethanol Sales – CAA

Ethanol revenue totaled R$1.7 billion, 48.6%, or R$ 571.6 million, up on FY’09, mainly due to:

Þ
Gain of R$513.2 million from higher ethanol sales, thanks to: (i) the incorporation of NovAmérica’s plants; (ii) the reduction in carryover stocks, taking advantage of the higher inter-harvest prices; (iii) the effect from the comparison with FY’09, which had only 11 months;

Þ	Gain of R$40.7 million due to the increase in domestic average prices, notwithstanding the 18.3% decrease in the international average prices;

Þ	Loss of R$78.0 million, due to higher exports, whose average prices were lower than domestic ones.

Ethanol
Volume (million liters) and Average Unit Price (R$/thousand liters)

Ethanol inventories were 76.2% lower than in the previous year due to our strategy to capture the higher prices over the off-season period (4T’10).

Ethanol Inventories

	4Q'09	4Q'10
'000 cbm	287.2	68.2
R$'MM	201.0	56.2
R$/cbm	700	824

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Energy co-generation – CAA

Þ
Energy revenue totaled R$92.4 million, thanks to growing investments in co-generation, which are expected to continue recording strong growth in the coming years. FY’10 was marked by the beginning of energy delivered by Serra, Gasa, Costa Pinto, Tarumã and Maracaí accordingly to the bi-lateral sales contracts and/or auctioned energy sale contracts. Sales volume totaled 596MWh, at an average of R$142/MWh.

Energy Sales
Volume (thousand MWh) and Average Unit Price (R$/MWh)

Other Products and Services – CAA

Despite the fact that revenue from loading services and energy sales were no longer considered under CCA’s “Other products and services”, revenue from this line still grew by 21% chiefly due to sales of molasses, fusel oil and sugarcane.

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Rumo

In FY’10, Rumo concluded its first year jointly operating in the Cosan Portuária and Teaçú terminals and began transport operations through a partnership agreement with ALL, with total net revenues of R$158.2 million. Loading service volume grew by 131.4% over FY’09, from 3.5 million to 8.1 million tonnes, 34.6% of which (or 2.8 million tonnes) being service provided to Cosan. This result was achieved because of a merger of Teaçú, NovAmérica’s former terminal, and higher productivity due to synergies and improvements in operational processes.

The average cargo handling price increased by 13.0% over FY’09 to R$17.50/ton.

The transportation agreement entered into with ALL became valid and executable in 4Q’10, generating additional revenue of R$16.1 million in this quarter.

Loading Volume
Volume (million tonnes) and Average Unit Price (R$/tonne)

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Fuel Sales – CCL

CCL’s recorded FY’10 net revenue of R$ 10.1 billion, 226.6% up on the previous year, given that only four months of this company’s results were consolidated in FY’09, as mentioned previously. Fuel segment revenue totaled R$ 9.4 billion, up by 226.1%. The main factors contributing to the net revenue achieved in FY’10 were:

Þ	Ethanol sales of 803.2 million liters, reflecting record vehicle licensing volume between April 2009 and March 2010, 88% of which flex-fuel vehicles;

Þ
Higher ethanol prices in the inter-harvest period, which not only benefited hydrous net revenue, but also resulted in an upturn in gasoline sales volume. This was because ethanol prices were above 70% parity with gasoline prices in many Brazilian sates, causing some flex-fuel owners to switch from ethanol to gasoline, whose prices are higher (average of R$2,207/m3 in FY’10 versus R$942/m3 of ethanol);

Þ	The acquisition of new corporate clients, who accounted for an additional 210 million liters of Diesel in FY’10, beyond the diesel volume sold to CAA.

Fuel
Volume (million liters) and Average Unit Price (R$/thousand liters)

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Lubricant Sales – CCL

Lubricant sales totaled R$634 million, thanks to the increased share of higher added-value products in the sales mix and the upturn in market share.

Lubricants
Volume (million liters) and Average Unit Price (R$/thousand liters)

CCL Inventories
(Including Fuels and Lubricants)

	4Q'09	4Q'10
'000 cbm	138.5	137.5
R$'MM	274.4	266.5
R$/cbm	1,981	1,938

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Cost of Goods Sold (COGS)

COGS totaled R$13.2 billion, versus R$5.5 billion in the previous year. This substantial upturn reflected the 12-month consolidation of fuel and lubricant distribution, which added R$ 9.4 billion to annual COGS, versus R$2.9 billion in the previous year, when only four months of this business unit were consolidated. In addition, CAA’s COGS increased by 60.5%, chiefly due to higher sales volume, sugar sourcing activities, higher costs for sugar cane acquired from third parties, the poor harvest and the reduction in TSR, the last two due to excess rainfall in the harvest period.

4Q'09	4Q'10	COGS per Product	FY'09	FY'10
(2,109.9)	(3,620.3)	Cost of Good Sold (R$MM)	(5,470.7)	(13,210.7)
(715.9)	(1,296.9)	CAA	(2,533.8)	(4,068.0)
(343.1)	(687.1)	Sugar	(1,313.1)	(2,116.2)
(353.1)	(567.0)	Ethanol	(1,088.9)	(1,745.5)
(19.7)	(42.8)	Other Products & Services - CA	(131.9)	(206.4)
(8.3)	(24.6)	Rumo	(40.1)	(115.5)
(1,405.0)	(2,381.8)	CCL	(2,916.1)	(9,374.6)
19.3	83.0	Eliminations from Consolidation	19.3	347.4
		Average Unit Cost (R$)
482	593	Unit COGS of Sugar (R$/ton)	430	512
808	1,011	Unit COGS of Ethanol (R$/thousand liters)	728	813
1,681	1,757	CCL (R$/thousand liters)	1,700	1,668

CAA

The cost of goods sold and services rendered totaled R$4.1 billion, accompanying sugar and ethanol sales growth and reflecting the merger of NovAmérica and the strong impact of the lower TSR obtained from the sugarcane, the upturn in the TSR price (due to higher sugar prices in Brazil and abroad), mainly due to adverse weather conditions throughout the harvest.

The R$1.5 billion increase, results from the 19.1% upturn in average unit sugar costs and the 11.6% rise in average unit ethanol costs, was chiefly due to:

Þ
The increase in sugar sourcing (purchase of the raw material to be refined and product for subsequent resale and distribution on the domestic market), a traditional NovAmerica practice, whose margins are lower and which had an impact of R$61 million;

Þ
The increase of 25.5% in the average TSR price, as calculated by Consecana, from R$0.2772/Kg of TSR to R$0.3492/Kg of TSR, which pushed up the cost of land leased and sugarcane acquired from suppliers, adding approximately R$260 million;

Þ
The effect of lower concentration in the TSR itself (cane sucrose content), from 139.0kg/ton of sugar cane to 129.8kg/ton, surpassed the gains in efficiency in the process of mechanization of the harvest, leading to additional costs of R$180 million;

Þ
Thanks to excessive rainfall, there were less effective crushing days. Consequently, 3.3 million tonnes of cane which were expected to be processed were left in the fields, generating an impact on the dilution of fixed agricultural costs (planting, treatment and leasing).

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Þ
Despite the harvesting difficulties, CLT costs (cutting, loading and transport) has not increased benefited from the mechanical harvest which accounted for 64.5% of the total harvest, stood at R$6.25/tonne of cane, cheaper than manual CLT costs.

Rumo

Rumo’s COGS totaled R$115.5 million, including loading and transportation costs, the latter consisting of costs from transshipment, road and rail freight, and storage.

The variable part of the loading costs refer mostly to stevedore expenses, port tariffs and electric power, while the fixed part refers to operational labor, equipment rental, port leasing costs and maintenance.

CCL

CCL’s average COGS recorded a decline of R$32/m3 in FY’10, or 2%, lower than FY’09, primarily due to the reduction in Petrobrás’ Diesel price and lower lubricant costs due to the appreciation of the Real against the dollar. The reduction of the average unit cost quoted above occurred despite the upturn in the inter-harvest ethanol costs, which affected not only hydrous costs but also those of gasoline C, due to the mandatory gasoline mix with anhydrous ethanol. In addition, between February and April 2010, the ratio was reduced from 25% to 20% turning even more expensive the cost of gasoline C.

Gross Profit

As a result, the Company recorded a FY’10 gross profit of R$2.1 billion, an increase of 165.9% compared to the previous year, with a gross margin equivalent to 13.9%. The ethanol margin recovered throughout the harvest, reaching breakeven at the close of the year. On the other hand, sugar recorded a positive margin of 37.4%, partially benefiting from the increase in international prices and sugar’s greater share of domestic sales. In addition, CCL’s gross unit margin moved up by R$26/m3 to R$137/m3.

4Q'09	4Q'10	Gross Margin per Product	FY'09	FY'10
		Unitary Gross Margin
224	456	Sugar (R$/ton)	161	305
(36)	63	Ethanol (R$/thousand liters)	58	1
120	153	CCL (R$/thousand liters)	111	137
		% Gross Margin/Net Revenues
31.7%	43.5%	Sugar	27.3%	37.4%
-4.6%	5.8%	Ethanol	7.4%	0.1%
14.8%	35.7%	Rumo	25.6%	27.0%
6.7%	8.0%	CCL	6.1%	7.6%

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Selling Expenses

Selling expenses increased by 100% compared to the previous year mainly due to the merger of CCL, which contributed with R$400.1 million, and NovAmérica (R$91.4 million).

4Q'09	4Q'10	Selling Expenses	FY'09	FY'10
(101.5)	(225.3)	Selling Expenses (R$MM)	(432.6)	(864.6)
(49.1)	(120.6)	CAA	(317.8)	(464.5)
-	-	Rumo	-	-
(52.4)	(104.7)	CCL	(114.7)	(400.1)

CAA

Excluding the effects from the NovAmerica merger, CAA recorded selling expenses of R$373.1 million,17.4% higher than the previous year, chiefly due to the following factors:

Þ	The higher sugar exports caused an increase in freight and loading expenses of around 14.4%.

Þ	The increase of 28% in the volume of ethanol exports, which pushed up selling expenses by R$11.5 million.

Þ
Certain initiatives throughout the year to improve the efficiency of make the domestic sales management, including a reduction in retail commissions and bonuses through the revision of sales contracts and agreements in the case of sugar, and the elimination of less profitable accounts.

Rumo

Given the nature of its business, Rumo has no selling expenses.

CCL

CCL’s selling expenses are mostly related to salaries and benefits, freight from product deliveries, maintenance, repairs and environmental expenses and marketing. It is worth noting that this fiscal year was characterized by investments in marketing, maintenance and repairs, in order to improve the image of the service stations, increase brand exposure and give more visibility to ethanol.

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General and Administrative Expenses

G&A expenses totaled R$497.2 million, representing 3.2% of FY’10 net revenue, a hefty 80.2% up on the R$275.9 million recorded in FY’09, primarily due to the entry of NovAmérica (R$23.7 million), 12 months of expenses from CCL (R$92.7 million) and Teaçu consolidation by Rumo.

4Q'09	4Q'10	General & Administrative Expenses	FY'09	FY'10
(78.2)	(173.7)	G&A Expenses (R$MM)	(275.9)	(497.2)
(62.0)	(131.5)	CAA	(245.4)	(386.3)
0.2	(5.8)	Rumo	(5.7)	(18.1)
(16.4)	(36.5)	CCL	(24.8)	(92.7)

CAA

G&A expenses came to R$386.3 million, 57.4% higher than in FY’09, chiefly due to the entry of NovAmérica. The integration of NovAmérica’s systems only took place in the second half of 4Q’10, so its full effects will only be reflected as of 1Q’11. Excluding this impact, G&A expenses increased by 47.8%, due to the following factors:

Þ	Increase of around R$42.0 million due to the provisioning of management and employee bonus payments;

Þ
Upturn of around R$20.0 million in expenses from consulting services, due to projects such as the Shared Services Center (CAN), the implementation of EVA and various other IT projects, non-recurring events.

Þ
Approximately R$11.0 million from the pay rise following the collective bargaining agreement and increase in other general expenses, such as travel expenses driven by geographic dispersion from our current different offices sites;

Þ	Fine of R$3.5 million levied by ANEEL due to breach of an energy supply contract by the Paraúna unit;

Rumo

Rumo’s G&A expenses amounted to R$18.1 million, primarily related to the salaries and benefits, security, insurance and consulting services.

CCL

CCL’s G&A expenses totaled R$92.7 million, jeopardized by the following non-recurring effects: (i) R$6.7 million from adjustments due to the transition to the CAN; (ii) additional profit-sharing and bonus provisions of R$5.0 million and (iii) additions to legal proceeding reserves totaling R$1.2 million.

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EBITDA

As a result of all the above, Cosan posted record EBITDA of R$1.7 billion in FY’10, 86.3% more than its previous best of R$930million in FY’07. Of this total, CAA contributed R$1.4 billion, 106.5% up on the previous year, while CCL and Rumo contributed R$332.0 million and R$42.8 million, respectively. Even excluding the non- recurring effects of REFIS (federal tax recovery program) and the sale of the aviation fuel business, EBITDA maintained its historical level of R$1.4 billion.

4Q'09	4Q'10	EBITDA	FY'09	FY'10
165.9	575.9	EBITDA (R$MM)	718.0	1,733.1
7.1%	13.1%	Margin	11.5%	11.3%
121.9	477.7	● CAA	628.7	1,358.3
14.1%	25.3%	Margin	19.8%	25.2%
5.8	13.5	● Rumo	24.7	42.8
60.3%	35.3%	Margin	46.0%	27.0%
38.1	84.6	● CCL	64.5	332.0
2.5%	3.3%	Margin	2.1%	3.3%

CAA

Depreciation and amortization totaled R$584.7 million, 43.1% more than the R$408.6 million reported in FY’09, due to heavy investments in order to increase production efficiency through agricultural mechanization, co-generation and industrial improvements, as well as investments in increasing crushing capacity of the new plants (greenfield units). If this non-cash effect is excluded from operating costs and expenses, CAA recorded EBITDA of R$1.4 billion, chiefly due to the following:

Þ	Adherence to the REFIS program, which generated a positive impact of R$270.3 million, as explained in section F below;

Þ
Non-operating revenue resulting from a capital gain of R$93.1 million due to the sale of the aviation fuel business. In December 2008, Cosan S.A. acquired CCL through its subsidiary Cosanpar Participações, which sold this division in June 2009 for R$115.6 million. The difference between this amount and the amount booked under property, plant and equipment related to the aviation fuel business were recorded in the other operating income line, improving the EBITDA, as detailed in previous Financial Letters.

Þ	Non-operating expenses of R$29.9 million from the merger of Teaçu Armazéns Gerais S.A.

Rumo

Rumo recorded EBITDA of R$42.8 million in FY’10, showing an EBITDA margin of 27.0%. It is worth noting that the company recorded R$9.4 million in other operating income from dispatch/demurrage, take or pay and storage services, and a non-recurring non-operating expense of R$5.4 million from accounting adjustments arising from the merger of Teaçú. The depreciation and amortization for the period were R$14.2 million.

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CCL

Excluding the non-cash impact of depreciation of R$37.5 million, CCL posted FY’10 EBITDA of R$332.0 million, with a margin of R$59/m3, or 3.3% EBITDA margin versus 2.1% for the previous year, due to the upturn in diesel, ethanol and gasoline sales volume, wider gasoline, diesel and lubricant unit margins, and the capture of logistics synergies from the merger with CAA.

Financial Result

The FY’10 net financial result was a positive R$420.4 million, versus a negative R$817.4 million in the previous year, chiefly fueled by the impact of the exchange variation on dollar-denominated debt, which was positive by R$559.0 million in FY’10 and negative by R$573.7 million in FY’09.

The exchange impact was in turn mainly due to the 37% appreciation of the U.S. dollar against the Real in FY’09 (R$1.6872/US$ x R$2.3152/US$) and the contrary effect in FY’10, when the dollar fell by 23.1% against the Real (R$2.3152/US$ x R$1.7810/US$). The foreign-currency debt has also been increasing in recent years, having closed FY’08, FY’09 and FY’10 at R$1.6 billion, R$2.3 billion and R$3.6 billion, respectively.

Interest on the gross debt totaled R$414.3 million, versus R$244.5 million in FY’09, chiefly due to the upturn from the merger of NovAmérica, which was consolidated as of June 2009, and the funding for the acquisition of CCL, which impacted only four months in FY’09.

4Q'09	4Q'10	Financial Expenses, Net (R$MM)	FY'09	FY'10
(68.3)	(101.5)	Interest on Financial Debt	(244.5)	(414.3)
9.6	10.8	Financial Investments Income	64.6	52.5
(58.7)	(90.7)	(=) Sub-total: Interest on Net Financial Del	(179.9)	(361.8)
4.7	(27.9)	Other interest and monetary variation	(90.8)	(116.6)
5.2	(70.0)	Exchange Variation	(573.7)	559.0
(125.4)	168.8	Gains (losses) with Derivatives	47.7	330.9
(19.1)	6.0	Others	(20.7)	8.8
(193.4)	(13.7)	(=) Net Financial Expenses	(817.4)	420.4

Sugar volume and price positions with Trading companies and derivatives on March 31, 2009, as well as foreign exchange hedge contracts to protect the Company’s future cash flows are as follows:

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Summary of Hedge* as of March 31, 2010:	Fiscal Year
	2010/11	2011/12
Sugar
NY#11
Volume (thd tons)	1,659.4	512.7
Average Price (¢US$/lb)	20.3	17.9
London #5
Volume (thd tons)	79.0	-
Average Price (US$/ton)	622.1	-
FX
US$
Volume (US$ million)	472.3	170.0
Average Price (R$/US$)	1.99	2.03
Note: For sugar we considerer options once they are in the money as a hedge while for FX derivatives we consider the Delta, regardless if in or out of the money

EBITDAH

EBITDAH totaled R$2.1 billion, versus R$1.7 billion for EBITDA before hedge operations. As can be seen in the graph below, the net hedge result was a positive R$330.9 million, versus a positive R$47.7 million in FY’09. FX derivatives generated a gain of R$517.2 million, helping to mitigate the negative impact of the dollar devaluation on revenue from dollar-denominated sales. Commodities derivatives recorded a loss of R$186.2 million, versus a gain of R$64.0 million in FY’09, reflecting the recovery of international sugar prices throughout most of 2010.

EBITDAH (R$ MM)

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The table below gives a breakdown of EBITDAH per business segment:

4Q'09	4Q'10	EBITDAH	FY'09	FY'10
40.4	744.7	EBITDAH (R$MM)	765.7	2,064.0
1.8%	16.3%	Margin	12.1%	13.2%
(3.5)	646.6	● CAA	676.4	1,689.2
-0.5%	32.0%	Margin	21.3%	29.6%
24.7	13.5	● Rumo	24.7	41.8
-	35.3%	Margin	-	26.6%
38.1	84.6	● CCL	64.5	332.0
2.5%	3.3%	Margin	2.1%	3.3%

Net Income

Cosan posted FY’10 net income of R$986.5 million, versus a net loss of R$473.8 million the year before, fueled by the positive impact of higher sales volume and prices on all segments of the business, which pushed up the gross margin by R$1.3 billion, the effect of the exchange variation on dollar-denominated debt and the benefits from the Refis program.

Net Income (R$ million)

D. Financial Situation

Cosan closed FY’09 with gross financial debt of R$5.3 billion (excluding Resolution 24711), 42% up on the R$3.7 billion recorded at the end of FY’09 and just 3.3% up on the R$5.2 billion posted at the close of 3Q’10.

In November 2009, the Company implemented several measures to improve its debt profile, including full settlement of the promissory notes, the 209 senior notes, bank credit certificates and debentures, the last two resulting from the acquisition of NovAmérica and the contracting of: (i) US$ 430 million in export repayments, maturing in 5 years; (ii) US$ 100 million in export credit notes (NCEs), maturing in 3 years; (iii) R$ 300 million in export credit certificates (CCE), maturing in 2 years; and (iv) the disbursement by the BNDES (Brazilian Development Bank) of part of the funding for Jataí and Gasa.

1 As disclosed in Note 13 to the financial statements, the Resolution 2471 debt is pegged to Brazilian treasury certificates acquired by the Company and recognized under current and non-current assets. Consequently, this debt was excluded from the analysis of indebtedness.

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In 4Q’10, the Company opted to prepay financing of R$90 million with the IFC due to its high cost, given that a portion is linked to the Group’s operating cash flow. In addition, the BNDES disbursed R$123.4 million in new contracted loans and the Company contracted additional FINAME funding of around R$100.0 million, for machinery and equipment purchases. In the 4Q’10, a loan named “Proinfa” has been reclassified to the BNDES line as well as for part of the FINAME loan amounting to approximately R$40.0 million.

Debt per Type (R$MM)	FY'09	3T'10	4Q'10	% ST	Var.
Foreign Currency	2,334.9	3,415.8	3,622.5		206.6
Perpetual Notes	1,054.1	792.8	810.9	1.2%	18.12
Senior Notes 2017	936.7	716.7	720.6	1.1%	3.91
Senior Notes 2009	86.5	-	-	0.0%	-
Senior Notes 2014	-	632.3	631.2	1.2%	(1.01)
IFC	114.3	90.9	-	0.0%	(90.94)
FX Advances	143.3	223.2	296.4	100.0%	73.19
Pre-Export Contracts	-	960.0	980.5	20.5%	20.51
Export Credit Notes	-	-	182.8	2.6%	182.83
Local Currency	1,420.1	1,749.0	1,711.4		(37.69)
Promissory Notes	1,162.0	-	-	0.0%	-
BNDES	230.5	844.8	1,057.8	8.2%	213.00
Finame (BNDES)	44.7	156.1	201.1	16.0%	45.02
Working Capital	25.2	20.0	19.5	23.1%	(0.54)
Overdraft	0.1	42.0	36.8	100.0%	(5.19)
Credit Banking Notes	-	121.1	-	0.0%	(121.06)
Credit Notes	-	510.5	378.7	20.8%	(131.75)
CDCA	-	60.2	61.4	51.2%	1.26
PROINFA	-	42.2	-	0.0%	(42.16)
Expenses with Placement of Debt	(42.4)	(47.7)	(44.0)	35.6%	3.73
Gross Debt	3,755.0	5,164.9	5,333.8	14.9%	168.92
Cash and Marketable Securities	719.4	864.1	1,078.4		214.29
Net Debt	3,035.6	4,300.8	4,255.4		(45.37)

Cosan ended the year with a cash position of R$1.1 billion, reducing net debt to R$4.3 billion, or 2.4 times EBITDA in the last 12 months. This EBITDA is calculated using CAA and CCL’s last 12 month EBITDA and NovAmérica’s annualized last 10 month EBITDA.

E. Investments

Cosan’s investment flows totaled R$1.8 billion in FY’10, totaling capex of R$1.9 billion, chiefly in greenfield projects, co-generation projects, planting and inter-harvest maintenance, less R$115.5 million from the sale of the aviation fuel business.

Consolidated capex was 43.1% higher than in the previous year, mainly due to the inclusion of NovAmérica’s assets, investments of R$143.8 million by Rumo, the return of planting costs to historical levels and the inclusion of CCL for the entire year, versus only four months in FY’09.

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4Q'09	4Q'10	Capex (R$MM)	FY'09	FY'10
167.2	307.8	CAA - Capex Operacional	553.7	722.5
22.0	47.3	● Sugar Cane Planting Costs	118.9	211.9
84.3	197.7	● Inter-harvest Maintenance Costs	144.4	260.9
*	22.3	● SSHE & Sustaining	*	45.0
*	30.5	● Mechanization	*	30.5
61.0	10.1	● Projects CAA	290.4	174.2
160.9	245.7	Operating Capex - CAA	781.2	972.0
53.4	112.0	● Co-generation Projects	325.8	376.4
107.5	46.1	● Greenfield	455.4	462.2
*	87.5	● Expansion	*	133.4
328.1	553.5	Capex - CAA	1,334.8	1,694.5
6.4	48.1	CCL	11.3	87.8
-	143.8	Rumo	-	143.8
334.6	745.4	(=) Capex - Consolidated Cosan	1,346.1	1,926.1
227.7	30.7	● Investments	1,823.6	16.0
(372.1)	(5.3)	● Cash received on Sale of Fixed Assets	(372.1)	(126.2)
190.3	770.8	(=) Investment Cash Flow	2,797.6	1,815.9
* FY’09 figures unavailable, investments previously included in the Projects CAA line

CAA

In FY’10, the Company’s planting investments totaled R$211.9 million, representing a return to historical levels. Planted area came to 53,600 hectares, versus 28,100 hectares in FY’09. Land preparation in as yet unplanted areas is also included in this line.

Inter-harvest maintenance investments totaled R$260.9 million, chiefly due to the addition of the NovAmérica units and the impact of the shorter inter-harvest period, which increased the need for third-party services.

As of this quarter, investments in “Health, Safety & Environment” and Sustaining, which came to R$45.0 million in FY’10, will be recognized separately in order to highlight those investments in our units designed to generate gains in efficiency.

The company invested R$30.5 million in mechanization, giving a mechanization ratio of 64.5%.

Various CAA projects absorbed R$174.2 million, mainly consisting of investments in the industrial and agricultural areas, aiming to increase the productivity and efficiency of the company’s units.

Energy co-generation investments amounted to R$376.4 million, 15% up on the year before, reflecting the conclusion of certain projects (Copi, Gasa and Rafard), the operational start-up of two major projects (Barra and Bonfim) and the beginning of works in other plants.

Greenfield capex totaled R$462.2 million, associated with the concluding phase of the Jataí (GO) and Caarapó (MS) projects.

Expansion projects absorbed R$133.4 million, related to the expansion of the Costa Pinto, Gasa, Bonfim, Barra, Tamoio, Ipaussu and Junqueira sugar plants, increasing the company’s production capacity by approximately 400,000 tones per year.

In June 2009, the Company concluded the acquisition of NovAmérica (for more details, see section G – Material Facts).

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Rumo

Rumo began investing in locomotives and rolling stock in 4Q’10, totaling R$143.8 million in FY’10. The company received a BNDES financing line to acquire these assets.

CCL

CCL invested R$87.8 million in improvements to service stations, terminal expansions and renovations. The R$76 million increase over FY’09 was mainly due to the inclusion of a full year of the company’s investments for the first time in FY’10.

F. Effects of the Tax Recovery Program (“Refis”)

The Company entered in the Tax Recovery program set by the Brazilian Government in accordance with law No. 11.941/09 and Provisional Measure MP 470/09. In the scope of these programs, Cosan had reductions in tax liabilities contingent, mainly related to recovery of taxes and federal contributions with IPI credit and IPI credit on purchases of raw material and inputs with zero tax rate, exempt and not exempt, which generated a benefit in the quarter, recognized under other operating revenues, in the amount of R$ 270.3 million. Additionally, this program also enabled the company to use income tax losses credits in the amount of approximately R$ 204 million, to reduce tax obligations that were previously being the subject contest of dispute by the Company. This last benefit, in spite of not impacting the result under the accounting point of view, benefited the Company in the sense that the mentioned tax credits are used only as the Company presents profit according to tax criteria, and is limited to 30% compensation in each annual period.

G. Material Facts

●
In March 2009, Cosan announced a partnership with Nova América Agroenergia S.A. for the merger of the assets related to the sale, logistics and industrial production of sugar and ethanol and energy cogeneration. On June 18, the Extraordinary Shareholders’ Meeting approved the merger of Curupay, the company resulting from the ownership restructuring of Nova América. Following the transaction, COSAN now holds: four sugar and ethanol production units, the traditional brand ”União”, which is the leader in Brazil’s refined sugar market, two sugar refineries (Piedade and Tarumã), four sugar packaging units (Piedade, Tarumã, Sertãozinho and Araquari), an 8% interest in Terminal Exportador de Álcool de Santos S.A. (“TEAS”), and a 28.8% interest in Rumo Logística. As a result of the merger, Cosan S.A. issued 44,300,389 new shares, which correspond to 11.89% of its new capital stock, and which were attributed to Rezende Barbosa, for a capital increase of R$334.2 million. Mr. Roberto Rezende Barbosa was elected a member of the Board of Directors of Cosan S.A.

●	On August 4, 2009, CCL Finance Limited, an indirect Cosan subsidiary, concluded an overseas issue of senior notes totaling US$ 350 million at 9.625% p.a., with a dollar coupon

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of 9.5% p.a.. The senior notes are guaranteed by CCL and their final maturity date is August 2014. This was one of the first emerging-market corporate bond issue with a BB- rating assigned by Fitch and S&P to reopen the high-yield company market after the financial crisis which froze the credit market.

●
On October 15, 2009, continuing with the process of professionalizing the Company and in-line with corporate governance best practices, Mr. Rubens O. Silveira Mello resigned from his position as CEO of Cosan S.A., keeping his position as Chairman of the Board, to fully engage in the Company’s strategic management. As of November 1, 2009, Mr. Marcos Marinho Lutz, former Commercial and Logistic Executive Officer and Vice-President, was appointed as CEO.

●	On September 14, 2009, Cosan Limited disposed of 10,000,000 subscription bonuses, part of the 54,993,482 bonuses that had been granted as per capital increase made at Cosan S.A. on November 10, 2008.

●
By the end of 2009, the Company’s first greenfield began operations in the city of Jataí, in Goiás state. With a crushing capacity of 4 million tonnes p.a., the Jataí plant is considered to be among the most modern in Brazil and the world, thanks to its exceptionally high level of automation. Caarapó greenfield also started operating this period, with crushing capacity of approximately 2.5 million tons of cane.

●
On November 24th, the Company acquired a 26.7% of participation in TEAS, an ethanol port terminal in Santos, for the amount of R$20 million, becoming the owner of 66.67% of this society’s total and voting capital

●
On December 24, 2009, Rumo Logística notified ALL – América Latina Logística S.A. that as of that date the long-term agreements entered into by the two parties in March 2009 were valid and executable in all their terms and conditions, in the form set forth therein. The object of the agreements include the transportation by ALL of bulk sugar and other byproducts, with the expansion of the parties’ operational capacity through investments of around R$ 1.2 billion in rights of way, yards, rail cars, locomotives and terminals to be realized by Rumo in ALL’s network.

●
The period for the exercise of subscription warrants conferred during the capital increase of Cosan S.A. on November 10, 2008, expired on December 31, 2009. A total of 54,987,554 warrants were exercised, increasing the Company's capital by 32,992,531 new shares. Cosan Limited exercised all of the warrants it held, subscribing to 26,996,089 new Cosan S.A. shares and increasing the latter’s capital by R$ 431,937,424.00, while other shareholders were responsible for exercising warrants corresponding to 5,996,442 new shares, equivalent to R$ 95,943,072.00.

●
In December 2009, Cosan and Amyris announced a partnership to implement Amyris’ technology in one of the Group’s plants to produce high added-value biofuels, involving investments of up to R$ 50 million. In addition to sugar and ethanol, the unit will also be capable of producing a chemical compound resulting from the fermentation of sugarcane juice and yeast. Both companies are still studying the details regarding the implementation and funding of these operations. For Cosan, investments in the development of new renewable energy sources such as biofuels are strategic, and the partnership with Amyris underlines this commitment.

●	On February 1, 2010, Cosan and Shell International Petroleum Company Ltd. entered into a non-binding memorandum of understanding, subject to an exclusivity period of

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●
180 days, for the creation of a joint venture (“JV”) combining certain of their respective assets. Cosan would contribute its sugar, ethanol and energy cogeneration businesses, fuel distribution and retail businesses, its ethanol logistics assets and its entire participation in an ethanol trading company. Shell would contribute its fuel distribution and retail businesses (including aviation) in Brazil and its equity stakes in companies involved in the research and development of biomass, including ethanol. Additionally, Cosan would transfer net debt of approximately US$2,524 million to the JV and Shell would, over a period of two years, make a cash capital contribution of approximately US$1,625 million and a contingent contribution, estimated by Cosan at US$300 million, over a period of about 5 years, as additional contribution based on future gains of the Joint Venture. The JV is likely to consist of two separate legal entities: a sugar and ethanol company (upstream), which will focus on the production of sugar and ethanol and co-generation activities, receiving the assets related to this business, and a downstream company, which would conduct the supply, distribution and sale of fuels in Brazil, through network of about 4,500 fuel stations throughout Brazil, and the JV would be the third largest fuels retailer, with strong potential for future growth.

●
On March 15, the Company announced the key executives that will lead this potential Joint Venture and assume their respective positions once the negotiations are concluded and the Joint Venture is formalized. Vasco Dias, the CEO of Shell Brasil, will be the CEO of the JV. Pedro Mizutani will maintain his current responsibilities for sugar and ethanol production and co-generation. Luis Henrique Guimarães will be responsible for the area of Downstream, which covers the Retail, Commercial and Aviation segments. Leonardo Gadotti Filho will be responsible for the Logistics, Supply &Distribution areas. And finally, Carlos Alberto Piotrowski will keep his current responsibilities for managing the Shared Service Center - CAN.

●
On March 24, Rumo announced a logistics project and service agreement involving the transshipment and rail transportation of sugar with São Martinho S.A. The agreement consists of 2 phases: phase 1, which will last until March 31, 2011, and envisages that (i) Usina São Martinho will provide cargo transshipment services involving at least 500,000 tonnes of third-party sugar in its Terminal; and (ii) Rumo will transport 300,000 tonnes of sugar for São Martinho, in addition to the above mentioned third-party volume. Additionally, Rumo will also grant São Martinho the right to hire static storage capacity in its Port of Santos terminals, the respective volumes and conditions of which to be determined every harvest year. In phase 2, São Martinho will make the investments necessary to implement a transshipment terminal and Rumo will be responsible for investing in any eventual adaptations to the rail transportation system to make the transshipment of additional volumes in the terminal of Usina São Martinho possible in 2010 and 2011.

●
On April 28, Rumo received the first 120 of the 729 rail cars that were ordered to Ioschpe Maxion and Randon. Fifty locomotives have also been ordered to GE, which will be delivered starting June 2010.

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H. Guidance

This section contains guidance ranges for selected key parameters of the Company for the fiscal year 2011, which began on April 1st, 2010 and will end on March 31st, 2011. Note that statements in other sections of this letter may also contain projections. These projections and guidance are merely estimates and indicative, and should not be construed as a guarantee of future performance.

This guidance takes into consideration the operations held by the Cosan group today, which includes CAA, CCL, and Rumo Logística.

Guidance	2009FY	2010FY	2011FY
Crushed Cane Volume (thousand tons)	43,127	50,314	58.000 ≤ ∆ ≤ 62.000
Sugar Volume Sold (thousand tons)	3,187	4,135	4.700 ≤ ∆ ≤ 5.100
Ethanol Volume Sold (million liters)	1,671	2,148	2.000 ≤ ∆ ≤ 2.200
Volume of Energy Sold (thousand MWh)	-	596	1.200 ≤ ∆ ≤ 1.500
Loading Volume (thousand tons)	3,479	8,124	9.500 ≤ ∆ ≤ 11.500
Transportation Volume (thousand tons)	-	-	5.500 ≤ ∆ ≤ 6.500
Volume of Fuels Sold (million liters)	1,681	5,491	5.400 ≤ ∆ ≤ 5.900
Volume of Lubes Sold (million liters)	34	131	130 ≤ ∆ ≤ 150
Revenues (R$MM)	6,270	15,336	16.500 ≤ ∆ ≤ 18.500
EBITDA (R$MM)	718	1,733	2.000 ≤ ∆ ≤ 2.400
Capex (R$MM)	1,346	1,926	1.900 ≤ ∆ ≤ 2.300

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I. Financial Statements of Cosan S.A. – BR GAAP

	Income Statement	Apr'08	Mar'09	Mar'10	Jul'08	Oct'08	Jan'09	Mar'09	Jun'09	Sep'09	Dec'09	Mar'10
	(In million of reais)	FY'08	FY'09	FY'10	1Q'09	2Q'09	3Q'09	4Q'09	1Q'10	2Q'10	3Q'10	4T'10
	Gross Operating Revenue	2,978.6	6,732.8	16,685.9	692.7	760.1	2,746.4	2,533.6	3,843.5	3,907.2	4,145.1	4,790.0
(-)	Sales Taxes and Deductions	(242.5)	(462.7)	(1,349.8)	(53.1)	(45.0)	(180.7)	(183.8)	(277.4)	(331.9)	(344.6)	(395.9)
(=)	Net Operating Revenue	2,736.2	6,270.1	15,336.1	639.6	715.1	2,565.6	2,349.8	3,566.1	3,575.3	3,800.5	4,394.1
(-)	Cost of Goods Sold and Services Rendered	(2,387.1)	(5,470.7)	(13,210.7)	(626.0)	(547.1)	(2,187.6)	(2,109.9)	(3,198.4)	(3,051.5)	(3,340.5)	(3,620.3)
(=)	Gross Profit	349.0	799.4	2,125.4	13.6	167.9	378.0	239.9	367.7	523.8	460.0	773.9
	Margin	12.8%	12.7%	13.9%	2.1%	23.5%	14.7%	10.2%	10.3%	14.7%	12.1%	17.6%
(-)	Operating Income (Expenses):	(418.0)	(1,508.5)	(712.5)	(94.9)	(754.7)	(319.6)	(339.4)	117.9	(246.1)	(206.9)	(377.4)
(-)	Selling	(301.3)	(432.6)	(864.6)	(85.7)	(88.6)	(156.8)	(101.5)	(209.6)	(211.3)	(218.4)	(225.3)
(-)	General and Administrative	(210.2)	(275.9)	(497.2)	(59.7)	(65.7)	(72.3)	(78.2)	(89.3)	(116.2)	(117.9)	(173.7)
(-)	Financial Income (Expenses), Net	284.3	(817.4)	420.4	86.9	(551.8)	(159.2)	(193.4)	433.4	78.9	(78.3)	(13.7)
(±)	Earnings (Losses) on Equity Investments	6.6	14.0	(18.6)	0.2	(0.3)	13.6	0.5	(3.6)	0.0	(9.4)	(5.8)
(-)	Goodwill Amortization	(201.4)	(196.5)	(85.6)	(40.4)	(40.4)	(65.2)	(50.5)	(85.6)	-	-	-
(±)	Other Operating Income(Expenses), Net	4.0	199.9	333.1	3.9	(8.0)	120.2	83.7	72.5	2.5	217.0	41.1
(=)	Operating Income (Loss)	(69.0)	(709.1)	1,412.9	(81.3)	(586.7)	58.5	(99.5)	485.6	277.8	253.0	396.5
	Margin	-2.5%	-11.3%	9.2%	-12.7%	-82.0%	2.3%	-4.2%	13.6%	7.8%	6.7%	9.0%
(±)	Income and Social Contribution Taxes	18.7	234.7	(433.8)	22.4	205.9	(53.3)	59.6	(157.9)	(103.8)	(85.3)	(86.9)
(±)	Minority Interest	2.5	0.6	7.5	0.8	0.1	0.0	(0.4)	9.6	(0.6)	(0.7)	(0.9)
(=)	Net Income (Loss) for the Year	(48.0)	(474.0)	986.5	(58.0)	(381.0)	5.0	(40.0)	337.0	173.0	167.0	309.0
	Margin	-1.8%	-7.6%	6.4%	-9.1%	-53.3%	0.2%	-1.7%	9.5%	4.8%	4.4%	7.0%
●	EBITDA	182.9	718.0	1,733.1	29.2	182.5	340.4	165.9	311.2	355.7	490.4	575.9
	Margin	6.7%	11.5%	11.3%	4.6%	25.5%	13.3%	7.1%	8.7%	9.9%	12.9%	13.1%
●	EBITDAH (Ebitda adjusted by Hedge)	407.8	765.7	2,064.0	74.4	185.5	465.3	40.4	472.0	338.9	508.4	744.7
	Margin	13.8%	12.1%	13.2%	10.9%	25.8%	17.3%	1.8%	12.7%	9.5%	13.3%	16.3%
●	Depreciation & Amortization	341.3	427.2	636.3	157.2	176.8	71.1	22.0	169.9	156.8	149.7	160.0

	Balance Sheet	Apr'08	Mar'09	Mar'10	Jul'08	Oct'08	Jan'09	Mar'09	Jun'09	Sep'09	Dec'09	Mar'10
	(In million of reais)	FY'08	FY'09	FY'10	1Q'09	2Q'09	3Q'09	4Q'09	1Q'10	2Q'10	3Q'10	4T'10
	Cash and Cash Equivalents	1,010.1	719.4	1,078.4	633.9	1,276.3	689.7	719.4	932.9	948.6	864.1	1,078.4
	Restricted Cash	79.6	11.8	45.0	79.4	0.2	11.9	11.8	40.1	149.5	172.1	45.0
	Derivative Financial Instruments	6.9	17.0	230.6	9.0	8.6	6.1	17.0	86.6	97.4	72.0	230.6
	Trade Accounts Receivable	215.2	599.2	766.4	115.5	215.9	459.0	599.2	585.6	589.7	511.1	766.4
	Inventories	570.5	1,106.2	1,046.7	905.6	1,439.9	1,643.7	1,106.2	1,149.9	1,531.5	1,936.8	1,046.7
	Advances to Suppliers	226.1	206.0	235.6	252.3	287.0	239.9	206.0	386.1	336.7	241.2	235.6
	Related Parties	16.3	57.2	24.9	1.1	28.4	35.8	57.2	36.1	21.6	24.6	24.9
	Deferred Income and Social Contribution Taxes	-	42.5	76.3	-	-	-	42.5	53.5	48.1	29.2	76.3
	Recoverable Taxes	129.8	265.4	327.9	121.3	160.6	240.7	265.4	299.0	342.9	307.8	327.9
	Other Assets	17.9	50.3	61.2	21.9	37.1	82.3	50.3	32.7	41.7	54.0	61.2
	Current Assets	2,272.4	3,074.9	3,892.8	2,140.0	3,453.9	3,409.0	3,074.9	3,602.6	4,107.9	4,212.8	3,892.8
	Accounts Receivable from Federal Government	342.2	323.4	333.7	342.2	342.2	342.2	323.4	326.4	329.0	331.4	333.7
	CTN's-Restricted Brazilian Treasury Bills	151.7	177.6	205.7	164.8	170.9	175.5	177.6	184.7	189.3	194.6	205.7
	Deferred Income and Social Contribution Taxes	357.0	700.0	560.1	386.7	567.8	665.0	700.0	644.6	551.5	334.2	560.1
	Advances to Suppliers	77.3	48.0	63.7	88.2	93.6	125.3	48.0	55.5	85.1	132.5	63.7
	Related Parties	-	-	81.4	-	-	-	-	153.2	151.8	149.9	81.4
	Other Assets	94.4	132.4	211.8	124.1	124.0	159.1	132.4	185.4	190.2	210.8	211.8
	Investments	120.3	278.2	193.1	124.2	184.7	280.5	278.2	181.3	196.5	194.0	193.1
	Property, Plant and Equipment	2,776.3	3,465.2	5,561.1	2,882.8	3,020.8	3,389.0	3,465.2	4,516.4	4,671.4	4,871.5	5,561.1
	Goodwill	1,160.7	2,447.5	2,901.3	1,115.6	1,074.5	2,493.8	2,447.5	2,724.3	2,737.5	2,765.5	2,901.3
	Noncurrent Assets	5,079.9	7,572.5	10,112.0	5,228.5	5,578.5	7,630.4	7,572.5	8,971.7	9,102.3	9,184.4	10,112.0
(=)	Total Assets	7,352.4	10,647.4	14,004.8	7,368.5	9,032.4	11,039.4	10,647.4	12,574.3	13,210.2	13,397.2	14,004.8
	Loans and Financings	78.2	1,449.5	800.9	74.2	311.0	1,480.6	1,449.5	1,127.4	1,184.7	892.6	800.9
	Derivatives Financial Instruments	50.7	66.9	76.7	19.3	32.6	49.5	66.9	98.9	215.4	232.9	76.7
	Trade Accounts Payable	191.0	456.1	569.4	331.6	489.9	518.2	456.1	662.8	712.5	712.1	569.4
	Salaries Payable	80.7	93.2	141.6	119.0	143.0	77.7	93.2	152.3	180.9	133.0	141.6
	Taxes and Social Contributions Payable	116.1	168.6	215.9	115.0	109.7	163.2	168.6	189.8	230.9	201.0	215.9
	Related Parties	-	5.2	14.4	-	-	2.5	5.2	4.5	3.8	50.5	14.4
	Dividendos a pagar	-	-	116.6	-	-	-	-	-	-	-	116.6
	Other Liabilities	49.9	85.8	182.4	34.4	126.1	66.6	85.8	134.1	100.7	123.4	182.4
	Current Liabilities	566.5	2,325.2	2,117.9	693.4	1,212.3	2,358.2	2,325.2	2,369.7	2,629.0	2,345.5	2,117.9
	Loans and Financing	2,106.2	2,885.5	5,136.5	2,047.9	2,679.3	2,904.5	2,885.5	4,091.4	4,667.4	4,859.1	5,136.5
	Taxes and Social Contributions Payable	359.3	328.8	593.5	351.5	346.1	336.0	328.8	335.5	288.9	255.7	593.5
	Provision for Legal Proceedings	832.4	1,105.9	444.4	849.8	873.1	1,114.1	1,105.9	1,135.5	1,143.4	755.7	444.4
	Related Parties	-	405.2	-	-	-	405.3	405.2	341.5	-	-	-
	Pension Fund	-	60.4	61.8	-	-	58.5	60.4	61.0	62.3	61.6	61.8
	Other Liabilities	144.4	139.9	493.1	141.3	138.4	134.8	139.9	169.2	168.4	155.8	493.1
	Noncurrent Liabilities	3,442.3	4,925.5	6,729.3	3,390.5	4,037.0	4,953.1	4,925.5	6,134.1	6,330.3	6,087.8	6,729.3
	Minority Shareholders' Interest	17.7	30.9	47.8	17.0	20.3	31.5	30.9	29.9	30.4	47.0	47.8
	Capital	2,935.3	3,819.8	4,687.8	2,935.3	3,815.3	3,815.3	3,819.8	4,153.9	4,155.3	4,687.7	4,687.8
	Capital Reserve	-	41.7	50.6	-	(4.2)	(4.2)	41.7	45.1	50.2	50.1	50.6
	Profits Reserve	180.2	-	374.2	180.2	180.2	180.2	-	-	-	-	374.2
	Legal Reserve	16.0	-	-	16.0	16.0	16.0	-	-	-	-	-
	Revaluation Reserves	194.4	-	-	194.2	193.8	93.2	-	-	-	-	-
	Ajuste de Avaliação Patrimonial	-	-	(2.9)	-	-	-	-	-	-	-	(2.9)
	Accumulated losses	-	(495.7)	-	(57.9)	(438.2)	(403.9)	(495.7)	(158.4)	15.0	179.1	-
	Shareholders' Equity	3,325.8	3,365.7	5,109.8	3,267.7	3,762.8	3,696.6	3,365.7	4,040.7	4,220.5	4,917.0	5,109.8
(=)	Total Liabilities & Shareholders' Equity	7,352.4	10,647.4	14,004.8	7,368.5	9,032.4	11,039.4	10,647.4	12,574.3	13,210.2	13,397.2	14,004.8

28 of 31

Cash Flow Statement	Apr'08	Mar'09	Mar'10	Jul'08	Oct'08	Jan'09	Mar'09	Jun'09	Sep'09	Dec'09	Mar'10
(In millions of reais)	FY'08	FY'09	FY'10	1Q'09	2Q'09	3Q'09	4Q'09	1Q'10	2Q'10	3Q'10	4T'10
Net Income (Loss) for the Year	(47.8)	(473.8)	986.5	(58.1)	(380.7)	5.2	(40.2)	337.3	173.4	167.1	308.7
Non-cash Adjustments:
Earnings (Losses) from Equity Investments	(6.6)	(14.0)	18.6	(0.2)	0.3	(13.6)	(0.5)	3.6	(0.0)	9.4	5.8
Depreciation & Amortization	341.3	427.2	636.3	157.2	176.8	71.1	22.0	169.9	156.8	149.7	160.0
Losses (Gains) in Fixed Assets Disposals	(1.2)	(208.9)	(80.5)	1.2	4.5	3.0	(217.6)	(103.2)	0.8	1.1	20.8
Goodwill Amortization	201.4	196.5	85.6	40.4	40.4	65.2	50.5	85.6	-	-	-
Accrued Financial Expenses	(116.0)	932.5	(150.5)	(26.2)	572.0	297.8	89.0	(287.8)	(84.0)	(60.5)	281.9
Other Non-cash Items	(42.4)	(197.9)	104.2	(32.2)	(162.9)	49.3	(52.1)	133.1	74.0	(154.1)	51.2
(=) Adjusted Net Profit (Loss)	328.8	661.5	1,600.3	82.0	250.4	478.0	(148.9)	338.5	321.0	112.6	828.3
(±) Variation on Assets and Liabilities	(360.1)	(234.5)	(42.5)	(129.5)	(399.0)	(140.7)	434.7	195.7	(312.9)	(142.7)	217.3
(=) Cash Flow from Operating Activities	(31.3)	427.0	1,557.8	(47.4)	(148.6)	337.3	285.8	534.2	8.1	(30.1)	1,045.7
Additions on Investments, Net of Cash Received	(160.5)	(1,823.6)	(16.0)	(0.7)	(61.4)	(1,533.7)	(227.7)	58.5	(29.2)	(14.7)	(30.7)
Additions on Property, Plant and Equipment	(1,053.1)	(1,346.1)	(1,926.1)	(264.8)	(314.3)	(432.4)	(334.6)	(420.6)	(359.1)	(401.0)	(745.4)
Cash Received on Sale of Fixed Asset	12.2	372.1	126.2	1.6	(1.6)	-	372.1	117.7	1.5	1.8	5.3
(=) Cash Flow from Investment Activities	(1,201.4)	(2,797.6)	(1,816.0)	(263.9)	(377.4)	(1,966.1)	(190.3)	(244.3)	(386.8)	(413.9)	(770.9)
Additions of Debt	198.3	1,478.0	3,427.9	3.0	315.8	1,196.4	(37.1)	172.9	1,045.8	1,665.5	543.8
Payments of Principal and Interest on Debt	(839.4)	(257.2)	(2,846.6)	(67.8)	(26.7)	(148.3)	(14.4)	(127.8)	(317.3)	(1,838.4)	(563.1)
Capital Increase	1,742.6	884.5	533.9	-	880.0	-	4.5	-	1.4	532.4	0.1
Treasury Stock	-	(4.2)	-	-	(4.2)	-	-	-	-	-	-
Capital Increase at subsidiaries	-	15.4	-	-	3.5	-	11.9	-	-	-	-
Dividends	(75.8)	-	-	-	-	-	-	-	-	-	-
Other	-	(36.6)	(498.0)	-	-	(5.9)	(30.7)	(121.4)	(335.4)	-	(41.3)
(=) Cash Flows from Financing Activities	1,025.7	2,079.9	617.1	(64.8)	1,168.4	1,042.2	(65.8)	(76.3)	394.4	359.5	(60.5)
(=) Total Cash Flow	(207.0)	(290.7)	359.0	(376.2)	642.4	(586.7)	29.7	213.6	15.7	(84.6)	214.3
(+) Cash & Equivalents, Beginning	1,217.1	1,010.1	719.4	1,010.1	633.9	1,276.3	689.7	719.4	932.9	948.6	864.1
(=) Cash & Equivalents, Closing	1,010.1	719.4	1,078.4	633.9	1,276.3	689.7	719.4	932.9	948.6	864.1	1,078.4

Credit Statistics (LTM)	Apr'08		Mar'09		Mar'10		Jul'08		Oct'08		Jan'09		Mar'09		Jun'09		Sep'09		Dec'09		Mar'10
(In million of reais)	FY'08		FY'09		FY'10		1Q'09		2Q'09		3Q'09		4Q'09		1Q'10		2Q'10		3Q'10		4T'10
Net Operating Revenues	2,736.2		6,270.1		15,336.1		2,784.1		2,871.6		4,763.3		6,270.1		9,196.6		12,056.9		13,291.7		15,336.1
● Gross Profit	349.0		799.4		2,125.4		318.9		410.5		708.9		799.4		1,153.6		1,509.4		1,591.4		2,125.4
● EBITDA	182.9		718.0		1,733.1		159.6		264.0		602.1		718.0		1,000.0		1,173.1		1,323.1		1,733.1
● EBIT	(158.4)		290.8		1,096.8		(213.5)		(147.0)		167.7		290.8		560.2		753.3		824.7		1,096.8
● Encargos Financeiros da Dívida Líquida	106.2		179.9		361.8		91.9		85.2		136.1		179.9		247.0		308.4		329.8		361.8
● Net Profit	(47.8)		(473.8)		986.5		(119.6)		(515.5)		(438.9)		(473.8)		(78.4)		475.6		637.5		986.5
Liquid Funds
● Cash and Cash Equivalents	1,010.1		719.4		1,078.4		633.9		1,276.3		689.7		719.4		932.9		1,098.2		864.1		1,078.4
Short-Term Debt
● Loans and Financings	69.3		1,442.7		793.8		62.9		298.6		1,475.3		1,442.7		1,115.9		1,171.6		886.5		793.8
Long-Term Debt
● Loans and Financings	1,562.5		2,312.3		4,540.0		1,474.9		2,101.7		2,327.6		2,312.3		3,508.5		4,086.8		4,278.4		4,540.0
Total Debt	1,631.8		3,755.0		5,333.8		1,537.7		2,400.3		3,802.9		3,755.0		4,624.4		5,258.3		5,164.9		5,333.8
Net Debt	621.7		3,035.6		4,255.4		903.8		1,124.0		3,113.3		3,035.6		3,691.5		4,160.2		4,300.8		4,255.4
Current Assets	2,272.4		3,074.9		3,892.8		2,140.0		3,453.9		3,409.0		3,074.9		3,602.6		4,107.9		4,212.8		3,892.8
Current Liabilities	566.5		2,325.2		2,117.9		693.4		1,212.3		2,358.2		2,325.2		2,369.7		2,629.0		2,345.5		2,117.9
Shareholders' Equity	3,325.8		3,365.7		5,109.8		3,267.7		3,762.8		3,696.6		3,365.7		4,040.7		4,220.5		4,917.0		5,109.8
Capex - Property, Plant and Equipment	1,053.1		1,346.1		1,180.7		1,147.4		1,324.5		1,485.9		1,346.1		1,501.9		1,546.7		1,515.3		1,180.7
● Capex - Operational	781.9		565.0		500.2		796.9		762.7		727.5		565.0		588.7		626.5		673.9		500.2
EBITDA Margin	6.7%		11.5%		11.3%		5.7%		9.2%		12.6%		11.5%		10.9%		9.7%		10.0%		11.3%
● Gross Profit Margin	12.8%		12.7%		13.9%		11.5%		14.3%		14.9%		12.7%		12.5%		12.5%		12.0%		13.9%
● EBIT Margin	-5.8%		4.6%		7.2%		-7.7%		-5.1%		3.5%		4.6%		6.1%		6.2%		6.2%		7.2%
● Net Profit Margin	-1.7%		-7.6%		6.4%		-4.3%		-18.0%		-9.2%		-7.6%		-0.9%		3.9%		4.8%		6.4%
Net Debt ÷ Shareholders' Equity
● Net Debt %	15.8%		47.4%		45.4%		21.7%		23.0%		45.7%		47.4%		47.7%		49.6%		46.7%		45.4%
● Shareholders' Equity %	84.2%		52.6%		54.6%		78.3%		77.0%		54.3%		52.6%		52.3%		50.4%		53.3%		54.6%
Long-Term Payable Debt to Equity Ratio	0.5	x	0.7	x	0.9	x	0.5	x	0.6	x	0.6	x	0.7	x	0.9	x	1.0	x	0.9	x	0.9	x
Liquidity Ratio (Current Assets ÷ Current Liabilities)	4.0	x	1.3	x	1.8	x	3.1	x	2.8	x	1.4	x	1.3	x	1.5	x	1.6	x	1.8	x	1.8	x
Net Debt ÷ EBITDA	3.4	x	4.2	x	2.5	x	5.7	x	4.3	x	5.2	x	4.2	x	3.7	x	3.5	x	3.3	x	2.5	x
● Short-Term Net Debt ÷ EBITDA	0.4	x	2.0	x	0.5	x	0.4	x	1.1	x	2.5	x	2.0	x	1.1	x	1.0	x	0.7	x	0.5	x
Net Debt ÷ (EBITDA - Capex)	-0.7x		-4.8x		7.7	x	-0.9x		-1.1x		-3.5x		-4.8x		-7.4x		-11.1x		-22.4x		7.7	x
● Net Debt ÷ (EBITDA - Operational Capex)	-1.0x		19.8	x	3.5	x	-1.4x		-2.3x		-24.8x		19.8	x	9.0	x	7.6	x	6.6	x	3.5	x
Interest Cover (EBITDA ÷ Net Financial Exp.)	1.7	x	4.0	x	4.8	x	1.7	x	3.1	x	4.4	x	4.0	x	4.0	x	3.8	x	4.0	x	4.8	x
● Interest Cover (EBITDA - Op.Capes)÷Net Fin.)	-5.6x		0.9	x	3.4	x	-6.9x		-5.9x		-0.9x		0.9	x	1.7	x	1.8	x	2.0	x	3.4	x
Avg. Debt Cost (Net.Fin.Exp. ÷ Net Debt)	17.1%		5.9%		8.5%		10.2%		7.6%		4.4%		5.9%		6.7%		7.4%		7.7%		8.5%

29 of 31

J. Financial Statements of Cosan Ltd. – US GAAP

Income Statement		Apr'08	Apr'09	Mar'10	Jul'08	Oct'08	Jan'09	Apr'09	Jun'09	Sep'09	Dec'09	Mar'10
(In millions of U.S. dollars)		FY'08	FY'09	FY'10	1Q'09	2Q'09	3Q'09	4Q'09	1Q'10	2Q'10	3Q'10	4T'10
Net sales		1,491.2	2,926.5	8,283.2	394.0	383.8	1,103.4	1,045.3	1,720.3	1,915.7	2,209.5	2,437.7
(-)	Cost of goods sold	(1,345.6)	(2,621.9)	(7,223.3)	(398.9)	(320.2)	(950.3)	(952.4)	(1,561.4)	(1,655.5)	(1,965.3)	(2,041.1)
(=)	Gross profit	145.6	304.6	1,059.9	(4.9)	63.6	153.0	92.8	158.8	260.1	244.3	396.6
(-)	Selling expenses	(168.6)	(213.3)	(470.3)	(53.0)	(47.9)	(67.6)	(44.7)	(102.1)	(115.1)	(128.0)	(125.2)
(-)	General and administrative expenses	(115.1)	(140.1)	(271.3)	(36.3)	(34.9)	(42.2)	(26.8)	(7.9)	(62.8)	(106.7)	(93.9)
(=) Operating income (loss)		(138.1)	(48.8)	318.3	(94.2)	(19.2)	43.2	21.4	48.9	82.3	9.6	177.6
	Operating margin	-9.3%	-1.7%	3.8%	-23.9%	-5.0%	3.9%	2.0%	2.8%	4.3%	0.4%	7.3%
(-)	Other income (expense):
	Financial	116.8	(370.8)	203.7	26.5	(234.4)	(137.2)	(25.7)	215.7	64.1	(80.4)	4.2
	Other	(3.7)	(2.3)	178.9	(3.5)	(8.1)	6.6	2.7	(7.9)	0.9	155.5	30.5
(=)	Income (loss) before income taxes	(25.0)	(421.9)	700.9	(71.2)	(261.7)	(87.3)	(1.6)	256.7	147.3	84.7	212.3
(-)	Income taxes expense (benefit)	19.8	144.7	(184.8)	23.2	94.5	(1.7)	28.7	(76.5)	(49.4)	(52.3)	(6.5)
(=)	Income (loss) before equity	(5.2)	(277.2)	516.2	(48.0)	(167.2)	(89.1)	27.1	180.1	97.9	32.4	205.8
(±)	Equity in income of affiliates	(0.2)	6.1	(10.3)	0.1	1.2	5.2	(0.3)	(1.7)	0.0	(3.8)	(4.8)
(±)	Minority interest in net (income) loss	22.0	83.0	(174.0)	18.6	52.0	19.3	(6.9)	(55.8)	(34.0)	(7.3)	(77.0)
(=)	Net income (loss)	16.6	(188.1)	331.9	(29.3)	(114.1)	(64.6)	19.9	122.6	63.9	21.3	124.0
	Margin	1.1%	-6.4%	4.0%	-7.4%	-29.7%	-5.9%	1.9%	7.1%	3.3%	1.0%	5.1%
● EBITDA		94.3	239.6	985.8	14.6	72.2	92.2	60.7	140.3	190.9	338.8	315.8
	Margin	6.3%	8.2%	11.9%	3.7%	18.8%	8.4%	5.8%	8.2%	10.0%	15.3%	13.0%
● EBIT		(141.8)	(51.1)	497.3	(97.7)	(27.3)	49.9	24.1	40.9	83.1	165.1	208.1
	Margin	-9.5%	-1.7%	6.0%	-24.8%	-7.1%	4.5%	2.3%	2.4%	4.3%	7.5%	8.5%
● Depreciation and amortization		236.1	290.7	488.5	112.3	99.5	42.3	36.6	99.3	107.7	173.7	107.7

Balance Sheet		Apr'08	Mar'09	Mar'10	Jul'08	Oct'08	Jan'09	Mar'09	Jun'09	Sep'09	Dec'09	Mar'10
(In millions of U.S. dollars)		FY'08	FY'09	FY'10	1Q'09	2Q'09	3Q'09	4Q'09	1Q'10	2Q'10	3Q'10	4T'10
Assets
Current assets:
	Cash and cash equivalents	68.4	508.8	623.7	86.3	62.6	100.5	508.8	676.3	769.1	516.7	623.7
	Restricted cash	47.2	5.1	25.3	50.7	0.1	5.1	5.1	20.5	84.1	98.8	25.3
	Marketable securities	1,014.5	-	-	804.2	771.5	397.0	-	-	-	-	-
	Derivative financial instruments	31.5	7.4	129.5	65.3	86.8	3.7	7.4	44.4	54.8	41.4	129.5
	Trade accounts receivable, net	126.9	258.9	430.3	73.0	101.9	197.9	258.9	300.1	331.6	293.5	430.3
	Inventories	337.7	477.8	587.7	577.6	680.5	709.5	477.8	589.2	861.3	1,112.3	587.7
	Advances to suppliers	133.7	89.0	132.3	160.8	135.5	103.5	89.0	200.8	189.4	138.6	132.3
	Deferred income taxes	-	114.6	184.1	-	-	25.7	114.6	153.2	192.8	176.8	184.1
	Other current assets	103.2	66.0	49.2	99.7	132.6	158.4	66.0	69.0	56.1	54.1	49.2
		1,863.0	1,527.5	2,161.9	1,917.6	1,971.5	1,701.3	1,527.5	2,053.5	2,539.3	2,432.2	2,161.9
Noncurrent assets:
	Property, plant and equipment, net	2,018.1	2,259.4	4,146.5	2,217.3	1,738.6	1,828.8	2,259.4	3,178.1	3,554.3	3,737.0	4,146.5
	Goodwill	772.6	888.8	1,362.1	823.4	623.4	1,197.3	888.8	1,464.2	1,592.5	1,624.4	1,362.1
	Intangible assets, net	106.1	243.1	602.3	111.8	81.8	73.1	243.1	240.5	256.9	255.3	602.3
	Accounts Receivable from Federal Government	202.8	139.7	187.4	218.4	161.8	147.7	139.7	167.3	185.1	190.3	187.4
	Other non-current assets	306.4	362.6	534.8	345.3	322.0	536.5	362.6	491.7	580.5	635.0	534.8
		3,406.1	3,893.6	6,833.0	3,716.3	2,927.5	3,783.5	3,893.6	5,541.6	6,169.2	6,442.0	6,833.0
(=)	Total assets	5,269.1	5,421.1	8,994.9	5,634.0	4,899.0	5,484.7	5,421.1	7,595.1	8,708.6	8,874.2	8,994.9
Liabilities and shareholders' equity
Current liabilities:
	Trade accounts payable	114.4	197.2	320.0	212.0	235.8	223.7	197.2	339.8	401.3	409.3	320.0
	Taxes payable	62.9	69.0	121.2	67.4	47.4	66.1	69.0	92.9	125.1	115.4	121.2
	Salaries payable	47.8	40.2	79.5	75.8	67.5	33.5	40.2	78.0	101.7	76.4	79.5
	Current portion of long-term debt	38.2	781.7	471.1	33.2	134.2	786.7	781.7	582.9	673.0	542.9	471.1
	Derivative financial instruments	55.0	28.9	43.1	102.1	112.1	83.3	28.9	50.7	121.1	133.8	43.1
	Dividends payable	-	-	24.7	-	-	-	-	-	-	-	24.7
	Deferred income taxes	-	-	-	-	10.3	-	-	-	-	-	-
	Other liabilities	40.8	47.6	112.0	29.4	28.5	30.2	47.6	87.1	70.7	111.0	112.0
		359.1	1,164.7	1,171.5	519.8	635.7	1,223.6	1,164.7	1,231.5	1,493.0	1,388.8	1,171.5
Long-term liabilities:
	Long-term debt	1,249.3	1,251.1	2,845.7	1,291.4	1,257.4	1,246.5	1,251.1	2,249.1	2,632.3	2,802.2	2,845.7
	Estimated liability for legal proceedings	494.1	497.6	294.6	545.0	414.1	546.4	497.6	607.5	672.6	464.8	294.6
	Taxes payable	170.4	151.5	381.8	181.9	133.4	187.1	151.5	184.7	178.3	220.6	381.8
	Advances from customers	-	-	-	-	-	-	-	-	-	-	-
	Deferred income taxes	101.8	40.4	408.8	83.6	-	-	40.4	84.0	118.3	245.4	408.8
	Other long-term liabilities	101.7	175.0	209.4	103.3	107.7	181.6	175.0	213.2	224.6	219.5	209.4
		2,117.4	2,115.6	4,140.3	2,205.3	1,912.7	2,161.5	2,115.6	3,338.5	3,826.2	3,952.4	4,140.3
Minority interest in consolidated subsidiaries		796.8	544.5	1,338.9	839.7	602.8	530.7	544.5	1,037.8	1,181.8	1,296.7	1,338.9
Shareholders' equity:
	Common stock	2.3	2.7	2.7	2.3	2.7	2.7	2.7	2.7	2.7	2.7	2.7
	Additional paid-in capital	1,723.1	1,926.7	1,932.1	1,724.6	1,920.9	1,922.0	1,926.7	1,964.7	1,961.8	1,927.3	1,932.1
	Accumulated other comprehensive income	171.8	(243.6)	167.1	273.1	(130.9)	(246.2)	(243.6)	(13.1)	146.1	188.1	167.1
	Retained earnings (losses)	98.5	(89.6)	242.3	69.2	(44.9)	(109.5)	(89.6)	33.0	96.9	118.3	242.3
Total shareholders' equity		1,995.7	1,596.2	2,344.2	2,069.1	1,747.8	1,569.0	1,596.2	1,987.3	2,207.6	2,236.3	2,344.2
(=) Total liabilities and shareholders' equity		5,269.1	5,421.1	8,994.9	5,634.0	4,899.0	5,484.7	5,421.1	7,595.1	8,708.6	8,874.2	8,994.9

30 of 31

Cash Flow Statement	Apr'08	Mar'09	Mar'10	Jul'08	Oct'08	Jan'09	Mar'09	Jun'09	Sep'09	Dec'09	Mar'10
(In millions of U.S. dollars)	FY'08	FY'09	FY'10	1Q'09	2Q'09	3Q'09	4Q'09	1Q'10	2Q'10	3Q'10	4T'10
● Cash flow from operating activities:
Net income (loss) for the year/quarter	16.6	(188.1)	331.9	(29.3)	(114.1)	(64.6)	19.9	122.6	63.9	21.3	124.0
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization	236.1	290.7	488.5	112.3	99.5	42.3	36.6	99.3	107.7	173.7	107.7
Deferred income and social contribution taxes	(52.4)	(145.3)	143.3	(31.6)	(86.7)	13.9	(40.9)	66.6	59.3	52.3	(35.0)
Interest, monetary and exchange variation	(43.7)	497.3	(131.4)	(14.5)	327.5	2.2	182.1	(136.3)	(67.9)	(57.8)	130.6
Minority interest in net income of subsidiaries	(22.0)	(83.0)	174.0	(18.6)	(52.0)	(19.3)	6.9	55.8	34.0	7.3	77.0
Others	15.2	14.5	(137.3)	9.2	5.4	(55.0)	54.9	12.2	(47.8)	(99.0)	(2.7)
	149.8	386.1	869.0	27.5	179.7	(80.5)	259.5	220.3	149.3	97.8	401.6
Decrease/increase in operating assets and liabilities:
Trade accounts receivable, net	(57.1)	(23.7)	1.4	63.9	(63.7)	26.5	(50.5)	56.5	(8.5)	46.9	(93.6)
Inventories	(31.7)	(85.9)	126.2	(214.0)	(197.2)	96.0	229.3	88.4	(178.6)	(198.8)	415.1
Advances to suppliers	(8.4)	21.1	37.4	(16.8)	(12.1)	22.8	27.2	(38.8)	7.3	27.0	41.9
Trade accounts payable	33.7	33.4	(26.1)	90.1	54.8	(83.8)	(27.6)	24.1	30.3	0.9	(81.4)
Derivative financial instruments	90.4	4.4	(111.1)	11.3	(4.8)	56.0	(58.1)	(16.2)	57.9	25.5	(178.2)
Taxes payable	(19.6)	(17.1)	192.5	(7.9)	(5.0)	(1.2)	(2.9)	(29.3)	(29.7)	(0.6)	252.1
Other assets and liabilities, net	(99.4)	(61.8)	(278.2)	16.2	(126.6)	23.5	25.0	33.0	(12.1)	11.2	(310.3)
	(92.2)	(129.6)	(58.1)	(57.1)	(354.6)	139.8	142.4	117.7	(133.3)	(88.0)	45.6
(=) Net cash provided by operating actitivities	57.6	256.6	811.0	(29.6)	(174.9)	59.2	401.9	338.0	16.0	9.8	447.2
● Cash flow from investing activities:
Restricted cash	(25.9)	29.3	(18.7)	0.1	37.4	(8.3)	0.1	(14.5)	(63.0)	(14.6)	73.4
Marketable securities	(671.0)	558.8	-	(202.4)	(123.4)	791.6	93.0	-	-	-	#VALOR!
Acquisition of property, plant and equipment	(642.9)	(606.2)	(1,081.5)	(169.3)	(143.9)	(131.7)	(161.2)	(227.0)	(211.5)	(239.6)	(403.4)
Acquisitions, net of cash acquired	(102.0)	(930.4)	(9.0)	0.8	(45.2)	(671.5)	(214.5)	(2.1)	2.1	(239.7)	230.7
Other	-	160.7	6.0	-	-	(65.5)	226.2	92.4	(8.8)	(14.1)	(63.5)
(=) Net cash used in investing actitivities	(1,441.7)	(787.8)	(1,103.2)	(370.8)	(275.2)	(85.4)	(56.4)	(151.2)	(281.3)	(507.9)	#VALOR!
● Cash flow from financing activities:
Proceeds from issuance of common stock	1,118.4	200.0	-	-	196.2	0.0	3.8	-	0.7	303.7	(304.4)
Capital increase on subsidiary from minority	324.4	11.2	57.4	-	-	-	11.2	(62.2)	(0.3)	(1.3)	121.3
Dividends Paid	(44.9)	-	-	-	-	-	-	-	-	-	-
Additions of financial debt	117.5	789.5	2,020.7	-	174.5	630.4	(15.4)	88.6	596.8	996.1	339.2
Payments of financial debt	(492.1)	(111.1)	(1,839.5)	(39.8)	(26.2)	(37.1)	(8.0)	(69.2)	(351.4)	(1,064.4)	(354.5)
Other	-	(17.8)	(85.6)	-	-	-	(17.8)	-	-	-	(85.6)
(=) Net cash provided by financing actitivities	1,023.3	871.9	153.0	(39.8)	344.6	593.4	(26.2)	(42.8)	245.8	234.0	(284.0)
Effect of exchange rate changes on cash and cash	112.6	99.7	195.7	458.1	81.8	(529.2)	89.0	23.5	170.8	(46.8)	48.2
(=) Variation in cash & equivalents	(248.2)	440.4	56.5	17.9	(23.7)	37.9	408.3	167.5	151.3	(310.9)	#VALOR!
(+) Cash and cash equivalents at beginning of year	316.5	68.4	508.8	68.4	86.3	62.6	100.5	508.8	676.3	827.6	508.8
(=) Cash and cash equivalents at end of year	68.4	508.8	565.2	86.3	62.6	100.5	508.8	676.3	827.6	516.7	#VALOR!

31 of 31

Cosan S.A. Indústria e Comércio

Consolidated Financial Statements

as of March 31, 2010 and 2009 and April 30, 2008

COSAN S.A. INDÚSTRIA E COMÉRCIO

CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010 and 2009 and April 30, 2008

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	1
Consolidated balance sheets at March 31, 2010 and 2009	2
Consolidated statements of operations for the year ended March 31, 2010, for the eleven-month period ended March 31, 2009 and for the year ended April 30, 2008	4
Consolidated statements of shareholders’ equity and comprehensive income (loss) for the year ended March 31, 2010, for the eleven-month period ended March 31, 2009 and for the year ended April 30, 2008	5
Consolidated statements of cash flows for the year ended March 31, 2010, for the eleven-month period ended March 31, 2009 and for the year ended April 30, 2008	6
Notes to the consolidated financial statements	8

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Cosan S.A. Indústria e Comércio

We have audited the accompanying consolidated balance sheets of Cosan S.A. Indústria e Comércio and subsidiaries as of March 31, 2010 and 2009, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for the year ended March 31, 2010, the eleven-month period ended March 31, 2009, and the year ended April 30, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cosan S.A. Indústria e Comércio and subsidiaries as of March 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for the year ended March 31, 2010, the eleven-month period ended March 31, 2009, and the year ended April 30, 2008, in conformity with U.S. generally accepted accounting principles.

São Paulo, June 10, 2010

ERNST & YOUNG
Auditores Independentes S.S.
CRC 2SP015199/O-8

Luiz Carlos Nannini
Accountant CRC 1SP171638/O-7

1

COSAN S.A. INDÚSTRIA E COMÉRCIO

Consolidated balance sheets
March 31, 2010 and 2009
(In thousands of U.S. dollars, except share data)

	March 31,	March 31,
	2010	2009
Assets
Current assets:
Cash and cash equivalents	605,483	310,710
Restricted cash	25,251	5,078
Derivative financial instruments	129,456	7,352
Trade accounts receivable, less allowances: 2010 – $32,144; 2009 – $21,241	430,328	258,863
Inventories	587,720	477,793
Advances to suppliers	132,258	88,991
Recoverable taxes	184,090	114,641
Other current assets	48,303	62,145
	2,142,889	1,325,573

Property, plant, and equipment, net	3,997,815	2,101,787
Goodwill	1,289,625	803,270
Intangible assets, net	600,573	241,351
Accounts receivable from federal government	187,385	139,700
Judicial deposits	94,083	73,975
Other non-current assets	423,447	277,028
	6,592,928	3,637,111

Total assets	8,735,817	4,962,684

2

	March 31,	March 31,
	2010	2009
Liabilities and shareholders’ equity
Current liabilities:
Trade accounts payable	319,707	197,009
Taxes payable	121,203	69,273
Salaries payable	79,497	40,237
Current portion of long-term debt	445,593	630,260
Derivative financial instruments	43,067	28,894
Dividends payable	65,451	-
Other liabilities	111,971	47,946
	1,186,489	1,013,619

Long-term liabilities:
Long-term debt	2,842,953	1,246,994
Estimated liability for legal proceedings	294,605	497,648
Taxes payable	381,805	149,621
Due to Cosan Limited	-	175,000
Deferred income taxes	408,832	40,377
Other long-term liabilities	154,728	116,429
	4,082,923	2,226,069

Shareholders’ equity:
Common stock, no par value. Authorized 406,560,317 shares; issued and outstanding 406,560,317 in 2010 and 328,284,884 shares in 2009	2,420,018	1,945,741
Common stock warrants	-	25,273
Treasury stock	(1,979)	(1,979)
Additional paid-in capital	390,600	167,610
Accumulated other comprehensive income (accumulated loss)	343,136	(280,888)
Retained earnings (losses)	281,238	(146,099)
Equity attributable to shareholders of Cosan	3,433,013	1,709,658
Equity attributable to noncontrolling interests	33,392	13,338
Total shareholders’ equity	3,466,405	1,722,996
Total liabilities and shareholders' equity	8,735,817	4,962,684

See accompanying notes to consolidated financial statements.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Consolidated statements of operations
Year ended March 31, 2010, eleven-month period ended
March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, except share data)

	March 31,	March 31,	April 30,
	2010	2009	2008
Net sales	8,283,151	2,926,460	1,491,233
Cost of goods sold	(7,219,027)	(2,617,877)	(1,344,844)
Gross profit	1,064,124	308,583	146,389
Selling expenses	(470,322)	(213,257)	(168,623)
General and administrative expenses	(268,312)	(136,272)	(113,431)
Operating income (loss)	325,490	(40,946)	(135,665)
Other income (expenses):
Financial income (expenses), net	180,242	(374,711)	79,284
Gain on tax recovery program	144,857	-	-
Other	34,341	(2,289)	(3,670)
Income (loss) before income taxes and equity in income (loss) of affiliates	684,930	(417,946)	(60,051)
Income taxes benefit (expense)	(184,781)	144,690	19,810
Income (loss) before equity in income (loss) of affiliates	500,149	(273,256)	(40,241)
Equity in income (loss) of affiliates	(10,254)	6,128	(239)

Net income (loss)	489,895	(267,128)	(40,480)
Net (income) loss attributable to noncontrolling interests	2,893	(4)	865
Net income (loss) attributable to Cosan	492,788	(267,132)	(39,615)

Per-share amounts attributable to Cosan
Net income (loss)
Basic	1.31	(0.89)	(0.18)
Diluted	1.31	*	*

Weighted average number of shares outstanding
Basic	375,973,226	300,994,991	222,620,060
Diluted	377,142,643	*	*

* Antidilutive

See accompanying notes to consolidated financial statements.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Consolidated statements of shareholders’ equity and comprehensive income (loss)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, except share data)

								Retained	Accumulated
	Common stock		Treasury stock		Common stock		Additional	Earnings	other	Non	Total
					Warrants		paid-in	(accumulated	comprehensive	controlling	shareholders’
	shares	amount	shares	amount	number	Amount	capital	loss)	Income (loss)	Interest	Equity

Balances at April 30, 2007	188,886,360	535,105	-	-	-	-	160,944	160,648	71,953	8,512	937,162

Issuance of common shares for cash	82,700,000	967,198	-	-	-	-	-	-	-	-	967,198
Exercise of stock options	961,672	10,683	-	-	-	-	(7,344)	-	-	-	3,339
Share based compensation	-	-	-	-	-	-	8,153	-	-	-	8,153
Net loss	-	-	-	-	-	-	-	(39,615)	-	(865)	(40,480)
Currency translation adjustment	-	-	-	-	-	-	-	-	249,868	1,584	251,452
Comprehensive income	-	-	-	-	-	-	-	-	-	-	210,972

Balances at April 30, 2008	272,548,032	1,512,986	-	-	-	-	161,753	121,033	321,821	9,231	2,126,824

Issuance of common shares for cash	55,000,000	430,810	-	-	55,000,000	25,273	-	-	-		456,083
Exercise of stock options	736,852	1,945	-	-	-	-	-	-	-		1,945
Share based compensation	-	-	-	-	-	-	5,857	-	-		5,857
Treasury stock	-	-	343,139	(1,979)	-	-	-	-	-		(1,979)
Issuance of common shares of Novo Rumo to non-controlling interest	-	-	-	-	-	-	-	-	-	7,670	7,670
Net loss	-	-	-	-	-	-	-	(267,132)	-	4	(267,128)
Pension plan	-	-	-	-	-	-	-	-	2,364	-	2,364
Currency translation adjustment	-	-	-	-	-	-	-	-	(605,073)	(3,567)	(608,640)
Total comprehensive loss											(873,404)

Balances at March 31, 2009	328,284,884	1,945,741	343,139	(1,979)	55,000,000	25,273	167,610	(146,099)	(280,888)	13,338	1,722,996

Acquisition of Teaçu	-	-	-	-	-	-	76,427	-	-	69,544	145,971
Issuance of common shares in business combination	44,300,389	169,552			-		117,931	-	-	(62,476)	225,007
Exercise of stock options	982,513	14,032	-	-	-	-	(10,693)	-	-	-	3,339
Exercise of common stock warrants	32,992,531	290,693	-	-	(55,000,000)	(25,273)	35,725	-	-	-	301,145
Acquisition of TEAS	-	-	-	-	-	-	-	-	-	9,075	9,075
Dividends	-	-	-	-	-	-	-	(65,451)	-	-	(65,451)
Share based compensation	-	-	-	-	-	-	3,600	-	-	-	3,600
Net income	-	-	-	-	-	-	-	492,788	-	(2,893)	489,895
Pension Plan	-	-	-	-	-	-	-	-	30,199	-	30,199
Currency translation adjustment	-	-	-	-	-	-	-	-	593,825	6,804	600,629
Total comprehensive income											1,200,723

Balances at March 31, 2010	406,560,317	2,420,018	343,139	(1,979)	-	-	390,600	281,238	343,136	33,392	3,466,405

See accompanying notes to consolidated financial statements.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Consolidated statements of cash flows
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars)

	March 31,	March 31,	April 30,
	2010	2009	2008
Cash flow from operating activities

Net (loss) income for the period attributable to Cosan	492,788	(267,132)	(39,615)
Adjustments to reconcile net income to cash provided by
operating activities:
Depreciation and amortization	485,898	288,660	236,065
Deferred income taxes	143,322	(145,328)	(52,438)
Interest, monetary and exchange variation	(134,025)	497,399	(43,684)
Net loss (income) attributable to noncontrolling interests	2,893	-	(865)
Gain on tax recovery program	(144,857)	-	-
Others	(1,419)	3,340	13,981

Decrease/increase in operating assets and liabilities
Trade accounts receivable, net	1,356	(23,694)	(57,107)
Inventories	126,164	(85,891)	(31,739)
Advances to suppliers	37,362	21,091	(8,363)
Recoverable taxes	(20,535)	(32,858)	(44,543)
Trade accounts payable	(26,117)	33,426	33,702
Derivative financial instruments	(111,077)	4,365	90,383
Taxes payable	192,482	(17,072)	(19,588)
Other assets and liabilities, net	(261,717)	(29,566)	(54,901)
Net cash provided by operating activities	782,518	246,740	21,288

Cash flows from investing activities:
Restricted cash	(18,650)	29,312	(25,886)
Marketable securities	-	558,761	(215,226)
Proceeds from sales of property, plant and equipment	5,959	160,703	-
Proceeds from sale of aviation business	58,431	-	-
Additions of property, plant and equipment	(1,081,484)	(606,155)	(642,886)
Acquisitions, net of cash acquired and other investments	(9,007)	(777,713)	(101,961)
Net cash used in investing activities	(1,044,751)	(635,092)	(985,959)

Cash flows from financing activities:
Related parties	(279,640)	(15,823)	-
Proceeds from issuance of common stock	-	456,083	1,032,821
Payments of dividends	-	-	(44,935)
Treasury stock	-	(1,979)	-
Additions of long-term debt	1,996,229	638,390	117,533
Increase of capital in subsidiary by minorities	304,427	6,641	-
Payments of long-term debt	(1,669,851)	(111,079)	(492,052)
Net cash provided by financing activities	351,165	972,233	613,367
Effect of exchange rate changes on cash and
cash equivalents	205,841	(312,003)	73,594
Net increase (decrease) in cash and cash equivalents	294,773	271,878	(277,710)
Cash and cash equivalents at beginning of period	310,710	38,832	316,542
Cash and cash equivalents at end of period	605,483	310,710	38,832

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Consolidated statements of cash flows (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars)

	2010	2009	2008
Supplemental cash flow information
Cash paid during the period for:
Interest	208,367	74,049	124,502
Income taxes	33,403	3,855	18,787

Non cash transaction
Acquisition paid with equity	435,405	-	250,774

See accompanying notes to consolidated financial statements.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

1.	Operations

Cosan S.A. Indústria e Comércio and subsidiaries (“Cosan” or “the Company”) is incorporated under the laws of the Federative Republic of Brazil. Cosan shares are traded on the São Paulo Stock Exchange (Bovespa).

Cosan Limited, a company incorporated in Bermuda, is the controlling shareholder of Cosan, holding a 62.27% interest therein as of March 31, 2010 (68.89% as of March 31, 2009). The change in interest was principally related to the issuance of shares for the acquisition of Curupay S.A. Participações (Note 8) and exercise of common stock warrants (Note 17). The class “A” common shares of Cosan Limited are traded on the New York Stock Exchange (NYSE) and Bovespa.

The companies included in the consolidated financial statements have as their primary activity the production of ethanol and sugar, the marketing and distribution of fuel and lubricants in Brazil, and logistics services in the state of São Paulo, Brazil.

On April 23, 2008, the Company entered into an agreement with ExxonMobil International Holding B.V., or “Exxon”, for the acquisition of 100% of the outstanding shares of Esso Brasileira de Petróleo Ltda. and its subsidiaries (“Essobrás”), a distributor and seller of fuels and producer and seller of lubricants and specialty petroleum products of ExxonMobil in Brazil. On December 1, 2008 the Company completed the acquisition (see further discussion regarding this acquisition at Note 8). On January 16, 2009 the Company changed the corporate name of Essobrás to Cosan Combustíveis e Lubrificantes S.A. (“Cosan CL”).

On August 29, 2008 the Company held an Annual and Special General Shareholders Meeting and unanimously approved the modification of the end of its fiscal year from April 30 to March 31 of each year. Therefore the consolidated statements of operations and cash flows presented in these financial statements lack comparison to the eleven month period ended March 31, 2009.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

1.	Operations (Continued)

On August 28, 2008, the Company announced the incorporation of a new affiliate named Radar Propriedades Agrícolas S.A. (“Radar”), which engages in farm real estate investments in Brazil. The initial capital contribution was US$185,000, of which US$35,000 was invested by Cosan (18.92%) and US$150,000 by another shareholder (81.08%). On August 25, 2009, an additional capital contribution of US$33,262 was approved, of which US$6,293 (18.92%) was invested by Cosan and the remainder by the other shareholder. On December 15, 2009, an additional capital contribution of US$8,944, was approved, of which US$1,692 (18.92%) was invested by Cosan and the remainder by the other shareholder.

On April 9, 2009, the Company entered into an agreement with Rezende Barbosa S.A. Administração e Participações (“Rezende Barbosa”) to acquire 100% of the outstanding shares of Teaçu Armazéns Gerais S.A. (“Teaçu”). Teaçu operates a port terminal concession in the city of Santos. In connection with this acquisition the Company concentrated its port concessions in the subsidiary Rumo Logística S.A. See further discussion regarding this acquisition at Note 8.

On June 17, 2009, Cosanpar Participações S.A. (“Cosanpar”), a wholly-owned subsidiary of Cosan sold its aviation fuel business that was acquired in the Essobrás acquisition, to Shell Brasil Ltda. for US$58,431 cash. The results of operations of this business were recorded in the fuel distribution and lubricants segment. The carrying value of the net assets sold was US$40,084, which resulted in a gain of US$19,150.

On June 18, 2009, the Company entered into an agreement with Rezende Barbosa to acquire 100% of the outstanding shares of Curupay S.A. Participações (“Curupay”).  The principal investment of Curupay was 100% of the outstanding shares of Cosan Alimentos S.A. (former Nova América S.A. Agroenergia). Cosan Alimentos S.A. (“Cosan Alimentos”) is a producer of sugar, ethanol and energy co-generation which also operates in trading and logistics. See further discussion regarding this acquisition at Note 8.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

1.	Operations (Continued)

On November 24, 2009, the Company entered into an agreement with Crystalsev Comércio e Representação Ltda and Plínio Nastari Consultoria e Participações Ltda to acquire 26,7% of the outstanding shares of TEAS Terminal Exportador de Álcool de Santos S.A. (“TEAS”). As a result, this increased its ownership percentage from 40.0% to 66.7% of the TEAS’s capital. TEAS operates a port terminal concession in the city of Santos. See further discussion regarding this acquisition at Note 8.

On November 12, 2009, the Company, through its subsidiary Rumo Logística S.A., acquired a 14.28% interest in Logispot, represented by 166,590 common shares, for $11,606 cash. Logispot is a logistics hub and warehouse based in the city of Sumaré.

On February 1, 2010, the Company announced that it, along with Royal Dutch Shell, had reached a non-binding memorandum of understanding, to expire in 180 days, to form a joint venture for a combined 50/50 investment. Cosan will contribute its sugar and ethanol and its distribution assets to the joint venture while Shell will contribute its distribution assets in Brazil. Shell will also make a fixed cash contribution in the amount of US$1,625 billion over a 2 year period. The closing of this transaction is dependent upon the conclusion of the negotiations.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

2.	Presentation of the consolidated financial statements

Basis of presentation

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which differs in certain respects from accounting principles generally accepted in Brazil (“Brazilian GAAP”), which Cosan uses to prepare its statutory consolidated financial statements as filed with the Brazilian Securities Commission - CVM (“Comissão de Valores Mobiliários”).

The Brazilian real is the currency of the primary economic environment in which Cosan and its subsidiaries located in Brazil operate, generate and expend cash and is the functional currency, except for the foreign subsidiaries in which U.S. dollar is their functional currency. Cosan utilizes the U.S. dollar as its reporting currency. The accounts of Cosan are maintained in Brazilian reais, which have been translated into U.S. dollars in accordance with Accounting Standards Codification (“ASC”) 830, “Foreign Currency Matters”. The assets and liabilities are translated from reais to U.S. dollars using the official exchange rates reported by the Brazilian Central Bank at the balance sheet date and revenues, expenses, gains and losses are translated using the average exchange rates for the period. The translation gain or loss is included in the accumulated other comprehensive income (loss) component of shareholders’ equity, and in the statement of comprehensive income (loss) for the period in accordance with the criteria established in ASC 220, “Comprehensive Income”.

The exchange rate of the Brazilian real (R$) to the US$ was R$1.7810=US$1.00 at March 31, 2010, R$2.3152=US$1.00 at March 31, 2009 and R$1.6872=US$1.00 at April 30, 2008.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting polices

a.	Principles of consolidation

The consolidated financial statements include the accounts and operations of Cosan and its subsidiaries. All significant intercompany accounts and transactions are eliminated upon consolidation.

The following subsidiaries were included in the consolidated financial statements for the year ended March 31, 2010, eleven-month period ended March 31, 2009 and the year ended April 30, 2008.

	Ownership % direct and indirect
	2010	2009	2008
Administração de Participações Aguassanta Ltda.	91.5%	91.5%	91.5%
Cosan S.A. Açúcar e Álcool (1)	99.6%	99.6%	89.9%
Águas da Ponta Alta S.A.	99.6%	99.6%	-
Vale da Ponte Alta S.A.	99,6%	99.6%	-
Agrícola Ponte Alta S.A.	99.6%	99.6%	99,1%
Cosan Centroeste S.A. Açúcar e Álcool	99.6%	99.6%	99,1%
Barra S.A. Bioenergia	99.6%	99.6%	99,1%
DaBarra Alimentos Ltda.	99.6%	99.6%	99,1%
Bonfim Nova Tamoio – BNT Agrícola Ltda.	99.6%	99.6%	99,1%
Benálcool S.A. Açúcar e Álcool	99.6%	99.6%	99,1%
Barrapar Participações S.A.	99.6%	99.6%	-
Aliança Indústria e Comércio de Açúcar e Álcool S.A.	99.6%	99.6%	-
Cosan Distribuidora de Combustíveis Ltda.	99.9%	100.0%	99.9%
Cosan S.A. Bioenergia	100.0%	100.0%	100.0%
Cosan International Universal Corporation	100.0%	100.0%	100.0%
Cosan Finance Limited	100.0%	100.0%	100.0%
Grançucar S.A. Refinadora de Açúcar	100.0%	100.0%	100.0%
Cosanpar Participações S.A. (2)	-	100.0%	-
Cosan Combustíveis e Lubrificantes S.A.	100.0%	-	-
Copsapar Participações S.A.	90.0%	90.0%	-
Novo Rumo Logística S.A.	92.9%	-	-
Rumo Logística S.A.	92.9%	-	-
Cosan Operadora Portuária S.A.	92,9%	92,9%	-
Teaçú Armazéns Gerais S.A.	92.9%	-	-
Teas Terminal Exportador de Álcool de Santos S.A. (3)	66.7%	32,0%	-
Cosan Alimentos S.A. (formerly known as Nova América S.A. – Agroenergia)	100.0%	-	-
Pasadena Empreendimentos e Participações S.A. (4)	-	-	-

(1)	Usina da Barra S/A Açúcar e Álcool was renamed as Cosan S/A Açucar e Alcool;
(2)	In June 23, 2009, Cosan CL incorporated the Cosanpar Participações S/A.;
(3)	Increase of stockholding with acquisition of control (see Note 8); and
(4)	Immaterial special purpose entity controlled by the Company.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting polices (Continued)

b.	Revenue recognition

Cosan recognizes revenue when title passes to the customer. This is date of shipment when shipped FOB shipping point and date of receipt by customer for certain export sales, which are shipped FOB destination. Selling prices are fixed based on purchase orders or contractual arrangements. Revenue for fuel distribution is recognized when products are delivered to the service station or customer. Provision is made for estimated returns.

Shipping and handling costs are classified as selling expenses in the consolidated statement of operations. The shipping and handling costs as of March 31, 2010 amounted to US$179,956 (US$162,927 as of March 31, 2009 and US$165,016 as of April 30, 2008).

Sales incentives on fuel distribution are volume-based incentives and are recognized as a reduction of revenue.

Sales revenue includes taxes collected from customers in the amount of US$420,780 as of March 31, 2010 (US$219,933 as of March 31, 2009 and US$125,848 as of April 30, 2008).

c.	Advertising and sales promotion costs

Advertising and sales promotion costs: are recognized when incurred and amounted to US$25,027 as of March 31, 2010 (US$4,079 as of March 31, 2009 and US$1,284 as of April 30, 2008).

d.	Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes.  Actual results could differ from these estimates. These estimates and assumptions are reviewed and updated regularly to reflect recent experience.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting polices (Continued)

e.	Cash and cash equivalents

Cosan considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Excess cash and cash equivalents are invested in short-term, highly liquid money market funds.

f.	Restricted cash

The restricted cash amounts are related to deposits of margin requirements with commodities brokers that trade Cosan’s derivative instruments.

g.	Trade accounts receivable and allowance for doubtful accounts

Trade accounts receivable are recorded at estimated net realizable value and do not bear interest.  The allowance for doubtful accounts is recorded at an amount considered sufficient to cover estimated losses arising on collection of accounts receivable.

h.	Inventories

Inventories are valued at the lower of cost or market through average cost of production or acquisition. Cost for finished goods and work-in-progress includes purchased raw materials, labor, maintenance costs of growing crops, depreciation of major maintenance costs and manufacturing and production overhead, which are related to the purchase and production of inventories.

During the development period of growing crops, costs are recorded in property, plant and equipment. After the development period, annual maintenance costs of growing crops become a portion of the cost of the current-year crop, along with harvesting costs, depreciation of the plants, and allocated overhead costs. Annual maintenance costs include cultivation, spraying, pruning, and fertilizing. The annual maintenance costs are allocated to cost of production based on the amount of sugarcane milled during the harvest period.

Cosan’s harvest period begins between the months of March and April each year and ceases normally in the months of November and December. From January to April Cosan performs its major maintenance activities, as described at item j below.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting polices (Continued)

i.	Investment in affiliated companies

Investments in affiliates in which Cosan exercises significant influence over the operating and financial policies are accounted for using the equity method.

j.	Property, plant and equipment

Property, plant and equipment are recorded at cost of acquisition, formation or construction, including interest incurred on financing. During the period of construction, costs include land preparation, plants, preparation of planting beds, stakes and wires, cultural care during the development period, and overhead. Amortization of sugarcane plants is calculated using the straight-line method at a rate of 20% per annum as Cosan harvests these plants during a five-year average period.

Depreciation is calculated using the straight-line method at rates that take into account the estimated useful life of the assets: 25 years for buildings; 10 years for machinery and equipment; 7 years for furniture, fixtures and computer equipment; 5 years for vehicles; 25 years for leasehold improvements; and 5 years for sugarcane plant development costs.

Cosan performs planned major maintenance activities in its industrial facilities on an annual basis. This generally occurs during the months from January to March, with the purpose to inspect and replace components. The annual major maintenance costs include labor, material, outside services, and general or overhead expense allocations during the inter-harvest period. Cosan utilizes the built-in overhaul method to account for the annual costs of major maintenance activities. Thus the estimated cost of the portion of the total cost of a fixed asset which must be replaced on an annual basis is recorded as a separate component of the cost of fixed assets and depreciated over its separate estimated useful life.  It is then replaced in connection with the annual major maintenance activities. Costs of normal periodic maintenance are charged to expense as incurred since the parts replaced do not enhance or maintain the crushing capacity or provide betterments to the fixed assets.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting polices (Continued)

j.	Property, plant and equipment (Continued)

Impairment of long-lived assets is recognized when events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. If the expected future undiscounted cash flows are less than the carrying amount of the asset, an impairment loss is recognized at that time to reduce the asset to the lower of its fair value or its net book value.

k.	Asset retirement obligations

Retirement of long-lived assets is accounted for in accordance with ASC 410,“Accounting for Asset Retirement Obligations”. The retirement obligations of the subsidiary Cosan CL relate to the legally required obligation to remove underground fuel tanks upon retirement, the initial measurement of which is recognized as a liability discounted to present values and subsequently accreted  through earnings. An asset retirement cost equal to the initial estimated liability is capitalized as part of the related asset’s carrying value and depreciated over the asset’s useful life.

l.	Goodwill and other intangible assets

Cosan tests goodwill and indefinite-lived intangible assets for impairment annually during the fourth quarter after the annual forecasting process is completed. Furthermore, goodwill is reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

m.	Environmental matters

Cosan’s production facilities and its plantation activities are both subject to environmental regulations. Cosan diminishes the risks associated with environmental matters, through operating procedures and controls and investments in pollution control equipment and systems. Cosan believes that no provision for losses related to environmental matters is currently required, based on existing Brazilian laws and regulations.

16

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting polices (Continued)

n.	Estimated liability for legal proceedings and labor claims

Determination of the estimated liability for legal proceedings and labor claims involves considerable judgment on the part of management. In accordance with ASC 450, “Accounting for Contingencies”, a contingency is an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur. Cosan is subject to various claims, legal, civil and labor proceedings covering a wide range of matters that arise in the ordinary course of business activities. Cosan accrues such liabilities when it determines that losses are probable and can be reasonably estimated. The balances are adjusted to account for changes in circumstances in ongoing issues and the establishment of additional reserves for emerging issues. Actual results could differ from estimates.

o.	Income taxes

Deferred income taxes are recognized for the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards.

In accordance with ASC 740, “Accounting for Uncertainty in Income Taxes”, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than a 50% likelihood of being realized. Changes in recognition or measurement are reflected in the period in which the change in estimate occurs.

The Company records interest related to unrecognized tax benefits in interest expense and penalties in financial expenses.

Valuation allowances are established when management determines that it is more likely than not that the deferred tax assets will not be realized.

17

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting polices (Continued)

p.	Earnings (losses) per share

Earnings (losses) per share are computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share are calculated by adjusting average outstanding shares for the impact of conversion of all potentially dilutive options.

q.	Share-based compensation

Cosan’s share based compensation plan, which was adopted on August 30, 2005, is accounted for in accordance with ASC 718, “Share-Based Payments”, which requires it to recognize expense related to the fair value of its share-based compensation awards. Compensation expense for all share-based compensation awards granted was based on the grant-date fair value estimated in accordance with the provisions of ASC 718 and the expense has been recognized for share based awards on a straight-line basis over the requisite service period of the award. For purpose of estimating the fair value of options on their date of grant, Cosan uses a binomial model.

r.	Derivative financial instruments

Cosan accounts for derivative financial instruments utilizing ASC 815, “Accounting for Derivative Instruments and Hedging Activities”, as amended. As part of Cosan’s risk management program, it uses a variety of financial instruments, including commodity futures contracts, forward currency agreements, interest rate and foreign exchange swap contracts and option contracts. Cosan recognizes all derivative instruments as non-hedge transactions.  The derivative instruments are measured at fair value and the gains or losses resulting from the changes in fair value of the instruments are recorded in financial income or financial expense.

18

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting polices (Continued)

s.	Fair Value Measurements

On May 1, 2008, Cosan adopted the provisions of ASC 820, “Fair Value Measurements and Disclosures”, for fair value measurements of financial assets and financial liabilities and for fair value measurements of non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

t.	Recently adopted accounting standards

FASB Accounting Standards Codification

In September 2009, the Accounting Standards Codification (“ASC”) became the source of authoritative U.S. GAAP recognized by the Financial Accounting Standards Board (“FASB”) for nongovernmental entities, except for certain FASB Statements not yet incorporated into ASC. Rules and interpretive releases of the SEC under federal securities laws are also sources of authoritative U.S. GAAP for registrants. The authoritative guidance mentioned in these financial statements includes the applicable ASC reference.

Subsequent Events

The Company adopted ASC 855, “Subsequent Events”, which established general accounting standards and disclosure for subsequent events, during the year ended March 31, 2010.

19

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting polices (Continued)

Noncontrolling Interests

Effective April 1, 2009, the Company adopted new accounting guidance ASC 810, “Consolidation”, which changed the accounting for and the reporting of an entity’s minority ownership.  Such minority ownership, previously referred to as minority interest, is now referred to as noncontrolling interests. The adoption of this guidance resulted in the reclassification of amounts previously attributable to minority interest and classified in the mezzanine outside of shareholders’ equity, to a separate component of shareholders’ equity titled “Noncontrolling Interests” in the consolidated balance sheets and statement of changes in shareholders’ equity and comprehensive income (loss).

Additionally, net income and comprehensive income attributable to noncontrolling interests are shown separately from consolidated net income and comprehensive income in the consolidated statements of operations and statements of changes in shareholders’ equity and comprehensive income (loss). Prior period financial statements have been reclassified to conform to the current year presentation as required by ASC 810.

u.	New Accounting Pronouncements

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements, which will require companies to make new disclosures about recurring or nonrecurring fair value measurements including significant transfers into and out of Level 1 and Level 2 fair value hierarchies and information on purchases, sales, issuance and settlements on a gross basis in the reconciliation of Level 3 fair value measurements. The ASU is effective prospectively for financial statements issued for fiscal years and interim periods beginning after December 15, 2009. The new disclosures about purchases, sales, issuance and settlements on a gross basis in the reconciliation of Level 3 fair value measurements is effective for interim and annual reporting periods beginning after December 15, 2010. The Company expects that the adoption of ASU 2010-06 will not have a material impact on its consolidated financial statements.

20

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting polices (Continued)

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 167, Amendments to Financial Accounting Standards Board Interpretation No. 46(R), included in ASC Subtopic 810-10, Consolidations — Overall. This guidance is intended to improve financial reporting by enterprises involved with variable interest entities by requiring ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity and addresses concerns regarding the timely and usefulness of information about an enterprise’s involvement in a variable interest entity. This guidance is effective for interim and annual reporting periods beginning after November 15, 2009, with early application prohibited. The Company does not believe the adoption will have a material impact on its consolidated financial statements.

4.	Cash and cash equivalents

	2010	2009
Local currency
Cash and bank accounts	41,321	61,268
Highly liquid investments	492,430	228,291

Foreign currency
Bank accounts	71,732	21,151
	605,483	310,710

5.	Derivative financial instruments

Cosan uses derivative financial instruments to manage its exposure related to sugar price variations in the international market, interest rate and exchange rate variation. The instruments are commodity futures contracts, forward currency agreements, interest rate and foreign exchange swap contracts, and option contracts. Cosan recognizes all derivatives on the balance sheet at fair value through profit or loss.

Cosan does not have any derivatives that are designated as hedging instruments as of March 31, 2010.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

5.	Derivative financial instruments (Continued)

The following table summarizes the notional value of derivative financial instruments as well as the related amounts recorded in balance sheet accounts:

	Balance sheet location	Notional amounts		Carrying value asset (liability)
	Derivative Financial Instruments	March 31, 2010	March 31, 2009	March 31, 2010	March 31, 2009
Commodities derivatives
Future contracts:
Purchase commitments - sugar	Current assets (liabilities)	102,725	61	(19,128)	(4)
Sell commitments	Current assets	558,385	182,943	82,229	4,163
Swap agreements	Current assets	56,594	-	607	-

Options:
Purchased	Current assets	145,517	-	12,777	-
Written	Current assets (liabilities)	457,841	64,366	(19,362)	(2,906)

Foreign exchange and interest rate derivatives
Forward contracts:
Sale commitments	Current assets (liabilities)	573,250	184,653	4,490	(23,035)
Purchase commitments	Current assets (liabilities)	571,500	-	(4,226)	-
Swap agreements:
Senior notes	Current (liabilities)	-	246,501	-	(2,949)
Interest Libor	Current assets (liabilities)	300,000	-	(351)	-
Future contracts
Sale commitments	Current assets	487,800	372,230	20,527	3,189
Options
Purchased	Current assets	372,568	-	8,826	-

Total assets				129,456	7,352
Total liabilities				(43,067)	(28,894)

6.	Inventories

	2010	2009
Finished goods:
Sugar	52,561	47,195
Ethanol	31,573	86,809
Lubricants and Fuel (Gasoline, Diesel and Ethanol)	149,613	120,108
	233,747	254,112
Annual maintenance cost of growing crops	243,709	167,576
Others	110,264	56,104
	587,720	477,792

22

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

7.	Property, plant and equipment, net

	2010	2009
Land and rural properties	427,454	321,902
Machinery, equipment and installations	2,683,191	1,217,512
Vehicles	168,875	123,867
Furniture, fixtures and computer equipment	71,254	44,600
Buildings	569,255	218,866
Construction in progress	811,395	395,200
Sugarcane plant development costs	807,757	655,306
Leasehold improvements and others	264,693	153,432
	5,803,874	3,122,429
Accumulated depreciation and amortization	(1,806,059)	(1,028,898)
Total	3,997,815	2,101,787

8.	Acquisitions

a. Teaçu Armazéns Gerais S.A.

On April 9, 2009, Cosan S.A. Indústria e Comércio, through its 90% owned subsidiary, Copsapar Participações S.A., which owns 100% of Novo Rumo Logística S.A. (“Novo Rumo”), acquired 100% of the outstanding shares of Teaçu Armazéns Gerais S.A. (“Teaçu”) from Rezende Barbosa S.A. Administração e Participações (“Rezende Barbosa”) for $52,985 cash and issuance of 90,736,131 shares of Novo Rumo, equivalent to 28.82% of its share capital. Teaçu holds a port concession in the city of Santos and operates a terminal dedicated to exporting sugar and other agricultural products. This acquisition combines the Santos port operations previously held separately by Cosan S.A. and Teaçu.

As a result of this transaction, Cosan S.A. reduced its indirect share ownership in Novo Rumo to 64.06%.

The acquisition-date fair value of the consideration transferred totaled $167,303 which consisted of the following:

Cash	52,985
Common stock at fair value	114,318
Total consideration transferred	167,303

23

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

8.	Acquisitions (Continued)

a. Teaçu Armazéns Gerais S.A. (Continued)

In the absence of a quoted market price, the fair value of common stock included in the consideration transferred was calculated using an income approach using the present value of estimated future net cash flows.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date. The Company has finalized the allocation of the consideration transferred as of March 31, 2010.

Description
Property, plant and equipment	44,417
Intangible assets	138,424
Inventories	1,209
Other assets	26,566
Long-term debt including current installments	(18,933)
Trade accounts payable	(485)
Estimated liability for legal proceedings and labor claims	(3,289)
Deferred income taxes	(45,523)
Other liabilities	(3,117)
Net assets acquired	139,269
Consideration transferred, net of cash acquired	167,008
Goodwill	27,739

The goodwill of $27,739 arising from the acquisition, which will be substantially deductible for tax purposes and consists largely of the synergies and economies of scale expected from combining the port operations of Cosan S.A. and Teaçu. The goodwill was assigned to the Sugar Logistics operating segment.

24

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

8.	Acquisitions (Continued)

a. Teaçu Armazéns Gerais S.A. (Continued)

The purchase price to acquire Teaçu was allocated based on the fair value of the assets acquired and liabilities assumed. The Company obtained an independent valuation of its property, plant and equipment, intangible assets, long-term debt, and internally determined the fair value of its other assets and liabilities. The initial purchase price allocation has been adjusted primarily as a result of refinements in the Company’s assumptions relating to property, plant and equipment, intangible assets and other assets and liabilities. These adjustments have resulted in a change in the determination of the amounts of deferred taxes upon the completion of the valuation. As a result of these changes, goodwill, as previously disclosed, has been changed as follows:

Provisional goodwill	102,052
Intangible assets – port concession granted by the government	(138,424)
Adjustments of fair value of PP&E	(4,193)
Adjustments of fair value of other assets and liabilities	4,051
Deferred income tax	47,467
Change in consideration transferred of common stock at fair value	16,786
Goodwill	27,739

b. Curupay S.A. Participações

On June 18, 2009, Cosan S.A. acquired 100% of the outstanding shares of Curupay S.A. Participações from Rezende Barbosa, through the issuance of 44,300,389 common shares valued at $7.25 per share (fair value at the acquisition date) and a total consideration transferred of US$321,087.  The assets acquired include the non-controlling interest in Novo Rumo representing 28.82% of its outstanding shares which were issued in the Teaçu acquisition, and 100% of the outstanding shares of two operating companies, Nova América S.A. Trading and Cosan Alimentos (collectively referred to as “Nova América”). Nova América is a producer of sugar, ethanol and energy co-generation and also operates in trading and logistics.

With the acquisition of the noncontrolling interest of Novo Rumo, Cosan S.A. increased its share ownership in Novo Rumo to 92.88%. This transaction was a change in ownership interest without a loss of control and accounted for as a transaction in shareholders’ equity.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

8.	Acquisitions (Continued)

b. Curupay S.A. Participações (Continued)

The following table summarizes the assets acquired and liabilities assumed in relation to Nova América. These amounts are final as valuations of intangible assets, fixed assets and other assets and liabilities were concluded as of March 31, 2010.

Description
Property, plant and equipment	455,651
Intangible assets	125,491
Noncontrolling interest in Novo Rumo	68,180
Inventories	61,323
Account receivables	62,215
Recoverable taxes	12,527
Related parties	34,846
Other assets	100,555
Long-term debt including current installments	(604,234)
Trade accounts payable	(80,936)
Estimated liability for legal proceedings and labor claims	(10,461)
Taxes and contributions payable	(28,821)
Deferred income taxes	(24,359)
Other liabilities	(64,802)
Net assets acquired	107,175
Consideration transferred, net of cash acquired	294,605
Goodwill	187,430
The goodwill of US$187,430 arising from the acquisition was assigned to the Ssugar and Ethanol operating segment.

26

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

8.	Acquisitions (Continued)

b. Curupay S.A. Participações (Continued)

The purchase price to acquire Curupay was allocated based on the fair value of the assets acquired and liabilities assumed. The Company obtained an independent valuation of its property, plant and equipment, intangible assets, long-term debt, and internally determined the fair value of its other assets and liabilities. The initial purchase price allocation has been adjusted primarily as a result of refinements in the Company’s assumptions relating to property, plant and equipment, intangible assets and other assets and liabilities. These adjustments have resulted in a change in the determination of the amounts of deferred taxes upon the completion of the valuation. As a result of these changes, goodwill, as previously disclosed, has been changed as follows:

Provisional goodwill	290,519
Intangible assets – Trademark (“União”) and Purchase Contracts	(125,491)
Adjustments of fair value of PP&E	(85,000)
Adjustments of fair value of recoverable taxes	9,569
Adjustments of fair value of receivables	33,669
Adjustments of fair value of other assets and liabilities	(3,171)
Deferred income tax	67,335
Goodwill	187,430

c. TEAS Terminal Exportador de Álcool de Santos S.A.

On November 24, 2009, the Company acquired, for US$11,574 cash, an additional 26.7% interest, represented by 10,527,295 common shares, of TEAS Terminal Exportador de Álcool de Santos S.A. (“TEAS”) from Crystalsev Comércio e Representação Ltda and Plínio Nastari Consultoria e Participações Ltda. As a result of this transaction, Cosan S.A. increased its direct share ownership in TEAS from 40.0% to 66.7% and obtained control of TEAS. TEAS holds a port concession in the city of Santos and operates a terminal dedicated to exporting ethanol.

The acquisition date fair value of the consideration transferred totaled US$22,800, which consisted of the following:

Cash	11,574
Acquisition date fair value of initial 40% investment	11,226
Total	22,800

27

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

8.	Acquisitions (Continued)

c. TEAS Terminal Exportador de Álcool de Santos S.A. (Continued)

The following table summarizes the fair values of the assets acquired and liabilities assumed at the acquisition date. The company is in the process of analyzing the necessity to obtain valuations of certain intangible assets and fixed assets; thus, the provisional measurements of intangible assets, fixed assets and goodwill are subject to change.

Description
Property, plant and equipment	12,089
Other assets	489
Trade accounts payable	(74)
Other liabilities	(206)
Non-controlling interest	(3,574)
Net assets acquired	8,724
Consideration transferred, net of cash acquired	12,917
Goodwill	4,193

The provisional goodwill of US$4,193 arising from the acquisition consists largely of the synergies and economies of scale expected from combining the Ethanol operations of Cosan S.A. and TEAS.  The provisional goodwill was assigned to Sugar and Ethanol operating segment.

d. Logispot Armazens Gerais Ltda. (“Logispot”)

On November 12, 2009, Cosan S.A., through its subsidiary Rumo Logística S.A., acquired a 14.28% interest in Logispot, represented by 166,590 common shares, for US$11,606 cash. Logispot is a logistics hub and warehouse based in the city of Sumaré.

28

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

8.	Acquisitions (Continued)

e. Cosan CL ( formerly Essobrás)

On December 1, 2008, Cosan and its subsidiary Usina da Barra S.A. Açúcar e Álcool (“Usina da Barra”), through Cosan’s subsidiary Cosanpar Participações Ltda. (“Cosanpar”), acquired, for US$714,353 cash and US$8,289 in transaction costs, 100 percent of the outstanding shares of Cosan CL, a distributor in Brazil of oil products, ethanol, lubricants, and aviation fuel as well as an operator of convenience stores. The network of service stations to which Cosan CL distributes such products is comprised of more than 1,500 service stations. The results of Cosan CL operations have been included in the consolidated financial statements since the acquisition date.

As additional consideration for the purchase, Cosan will pay to the sellers as a contingent payment an amount based on a percentage of gross revenues of Cosan CL and other amounts based on the quantity of barrels of some ExxonMobil products sold during a 10 year period. These contingent payments will be recorded as additional cost of the acquired entity when the contingency is resolved.

The liabilities assumed in the acquisition include Notes issued by Cosan CL on December 16, 1999 and December 10, 1999 pursuant to a Note Purchase Agreement dated December 8, 1999, as amended, in the aggregate principal amount of US$175,000, plus accrued interest on such amount which was held by ExxonMobil Capital N.V.

From March 1992 until December 2001 Cosan CL did not pay the COFINS tax levied on sales or this tax was paid and used to offset or otherwise applied against other taxes on the sale of fuels and other oil derivatives which have been discussed with the taxing authorities. During this period Cosan CL has made judicial deposits, which are restricted cash placed on deposit with the court and are held in judicial escrow for certain COFINS cases. The sellers have agreed to indemnify Cosan for any COFINS matters and any losses related thereto if Cosan CL loses these proceedings. If Cosan CL wins the proceedings, Cosan must pay the judicial deposits and related interest to the sellers. Provision for contingencies net of judicial deposits in the amount of US$18,468 related to this matter, is included in net assets acquired.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

8.	Acquisitions (Continued)

e. Cosan CL ( formerly Essobrás) (Continued)

The following table summarizes the assets acquired and liabilities assumed.

Cosan CL
Description	US$
Trade accounts receivable	134,634
Inventories	141,167
Property, plant and equipment	440,296
Intangible assets	167,054
Other assets	108,154
Loans and financings	(25,638)
Trade accounts payable	(79,680)
Deferred income taxes	(92,637)
Notes payable to ExxonMobil Capital N.V.	(175,327)
Estimated liability for legal proceedings and labor claims (Note 14)	(111,608)
Estimated liability for unrecognized tax benefits (Note 16)	(34,605)
Actuarial liability	(31,338)
Other liabilities	(41,107)
Net assets (liabilities) acquired (assumed)	399,365
Consideration transferred, net of cash acquired	711,858
Goodwill	312,493

Goodwill relating to the Cosan CL acquisition, which is substantially based on future profitability will be substantially deductible for tax purposes, and has been assigned to the Fuel Distribution and Lubricants operating segment.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

8.	Acquisitions (Continued)

The following unaudited pro forma financial information presents the pro forma results of operations of Cosan and the acquired companies as if the acquisitions had occurred at the beginning of the years presented. The unaudited pro forma financial information does not purport to be indicative of the results that would have been obtained if the acquisitions had occurred as of the beginning of the years presented or that may be obtained in the future:
	2010	2009
Net sales	8,380,069	6,686,752
Net (loss) income	488,013	(302,954)
Basic EPS (loss per share) per thousand shares (US$)	1.30	(1.01)
Diluted EPS (loss per share) per thousand shares (US$)	1.29	*

*Antidilutive

9.	Goodwill and other Intangible assets

Goodwill

The carrying amounts of goodwill by reporting segment as of March 31, 2010 and 2009 are as follows:

	Sugar and Ethanol segment (S&E)	Sugar Logistics segment (Rumo)	Fuels Distribution and Lubricants segment (CCL)	Total
Balance as of April 30, 2008	688,383	-	-	688,383
Acquisitions	-	-	312,493	312,493
Total tax benefit applied to reduce goodwill	(11,736)	-	-	(11,736)
Effect of currency translation	(186,724)	-	854	(185,870)
Balance as of March 31, 2009	489,923	-	313,347	803,270
Acquisitions	187,430	27,739	-	215,169
Sale of Esso´s Aviation business	-	-	(19,374)	(19,374)
Addition related to contingent consideration from Cosan CL acquisition	-	-	26,208	26,208
Effect of currency translation	165,507	7,927	90,918	264,352
Balance as of March 31, 2010	842,860	35,666	411,099	1,289,625

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

9.	Goodwill and other Intangible assets (Continued)

There are no accumulated impairment losses.

Other intangible assets

	As of March 31, 2010
		Weighted
	Gross	average		Net
	carrying	amortization	Accumulated	Carrying
	amount	period	amortization	Amount
Intangible assets subject to amortization:
Favorable operating leases	126,615	16 years	(46,624)	79,991
Trademark (“Barra”)	6,689	15 years	(3,383)	3,306
Trademark (“Esso”)	70,130	5 years	(18,701)	51,429
Trademark (" União")	49,663	50 years	(828)	48,835
Port concession	177,977	27 years	(6,592)	171,385
Purchase Contracts	87,313	18 years	(4,042)	83,271
Customer base - Esso	150,904	29 years	(6,938)	143,966
Software	46,912	5 years	(28,522)	18,390
Total	716,203		(115,630)	600,573

	As of March 31, 2009
		Weighted
	Gross	average		Net
	carrying	amortization	Accumulated	Carrying
	amount	period	amortization	Amount
Intangible assets subject to amortization:
Favorable operating leases	97,401	16 years	(30,036)	67,365
Trademark (“Barra”)	5,145	15 years	(2,259)	2,886
Trademark (“Esso”)	53,949	5 years	(3,597)	50,352
Customer base - Esso	116,085	29 years	(7,738)	108,347
Software	27,526	5 years	(15,125)	12,401
Total	300,106		(58,755)	241,351

The intangible assets identified in each acquisition were valued based on the benefit that each acquired company had in contracts with third parties with market benefits/discounts. The intangible assets are amortized on the straight-line method based on the contract periods.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

9.	Goodwill and other Intangible assets (Continued)

No significant residual value is estimated for these intangible assets. The following table represents the total estimated amortization of intangible assets for the five succeeding years:

2011	46,818
2012	46,818
2013	41,471
2014	34,704
2015	24,506
Thereafter	406,256
600,573

10.	Accounts receivable from Federal Government

The subsidiary Cosan Açúcar e Álcool has several indemnification suits filed against the Federal Government. The suits relate to product prices that did not conform to the reality of the market, which were mandatorily established at the time the sector was under the Government‘s control.

In connection with one of these suits, a final and unappealable decision in the amount of US$149,121 was rendered in September 2006 in favor of Usina de Barra. This has been recorded as a gain in the statement of operations in 2007. Since the recorded amount is substantially composed of interest and monetary restatement, it was recorded in financial income and in a non-current receivable on the balance sheet. In connection with the settlement process, the form of payment continues to be negotiated with the government.

At March 31, 2010, the receivable and corresponding lawyers’ fees totaled US$187,385 and US$22,486 (US$139,700 and US$16,764 at March 31, 2009), respectively.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

11.	Taxes payable

	March 31, 2010	March 31, 2009

Tax Recovery Program – Federal REFIS (1)	-	69,516
Special Tax Payment Program – PAES (1)	230	28,912
Tax Recovery from Brazilian Law No 11.941/09 and MP 470/09	373,650	-
Income Tax and Social Contribution	50,471	71,747
Others	78,657	48,719
	503,008	218,894
Current liabilities	(121,203)	(69,273)
Long-term liabilities	381,805	149,621

(1)	These tax recovery programs have been reassessed and transferred to the Tax Recovery from Brazilian Law No 11.941/09 and MP 470/09, except for the recovery program related to PAES – salário educação.

On May 27, 2009 and October 13, 2009, Law 11.941 and MP 470 were approved by the Brazilian government creating a tax recovery program, permitting the taxpayer to settle its federal tax debts, previous recovery programs, and other federal taxes under court discussions with discounts on previously charged penalties and interest and in installments.

Additionally, it was permitted for the taxpayer to offset a portion of the penalties and interest due with its balance of income tax loss carry forwards. MP470 also allowed taxpayers to use tax losses to offset the principal balance related to IPI taxes (credit premium, Note 15).

34

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

11.	Taxes payable (Continued)

During the fiscal year, Cosan S.A. and subsidiaries joined the tax recovery program and the following effects were recorded:

2010
Tax payable and related estimated liability for legal proceedings before joining the tax recovery program Law 11.941 and MP 470	898,802
Legal reductions	(348,604)
Net balance overdue on tax recovery program Law 11.941 and MP 470	550,198

Tax payable and related estimated liability for legal proceedings recorded before joining the tax recovery program Law 11.941 and MP 470	(701,985)
Current translation adjustment	6,930
Gain on tax recovery program	(144,857)

Net balance overdue on tax recovery program Law 11.941 and MP 470	550,198
Amortization of Judicial Deposits	(56,620)
Use of income tax loss carry forward	(114,488)
Installments paid	(16,444)
Interest	11,004
Tax Recovery from Brazilian Law No 11.941/09 and MP 470/09 as of March 31, 2010	373,650

12.	Long-term debt

Long-term debt is summarized as follows:

	Index	Average annual interest rate	March 31, 2010	March 31, 2009
Resolution No. 2471 (PESA)	IGP-M	4.0%	295,291	213,314
Senior notes due 2009	US Dollar	9.0%	-	37,343
Senior notes due 2014	US Dollar	9.5%	354,433	-
Senior notes due 2017	US Dollar	7.0%	404,589	404,589
IFC	US Dollar	7.4%	-	49,379
Perpetual notes	US Dollar	8.3%	455,304	455,304
BNDES	TJLP	2.6%	520,068	99,561
Promissory notes	DI	3.0%	-	501,888
Credit notes	DI	2.4%	212,660	-
Credit notes	US Dollar	6.2%	102,656	-
Export Pre-payment	US Dollar	5.2%	547,230	-
Others	Various	Various	396,315	115,876
			3,288,546	1,877,254
Current portion			(445,593)	(630,260)
Long-term debt			2,842,953	1,246,994

35

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

12.	Long-term debt--Continued

Long-term debt has the following scheduled maturities:

2012	339,438
2013	416,285
2014	127,810
2015	472,831
2016	59,154
2017	459,247
2018	57,141
2019 and thereafter	911,047
2,842,953

Resolution No. 2471 - Special Agricultural Financing Program (Programa Especial de Saneamento de Ativos), or PESA

To extend the repayment period of debts incurred by Brazilian agricultural producers, the Brazilian government passed Law 9.138 followed by Central Bank Resolution 2,471, which, together, formed the PESA program.  PESA offered certain agricultural producers with certain types of debt the opportunity to acquire Brazilian treasury bills (“CTNs”) in an effort to restructure their agricultural debt. The face value of the Brazilian treasury bills was the equivalent of the value of the restructured debt and was for a term of 20 years.

The acquisition price was calculated by the present value, discounted at a rate of 12% per year or at the equivalent of 10.4% of its face value. The CTNs were deposited as a guarantee with a financial institution and cannot be renegotiated until the outstanding balance is paid in full. The outstanding balance associated with the principal is adjusted in accordance with the IGP-M until the expiration of the restructuring term, which is also 20 years, at which point the debt will be discharged in exchange for the CTNs. Because the CTNs will have the same face value as the outstanding balance at the end of the term, it will not be necessary to incur additional debt to pay PESA debt.

On July 31, 2003, the Central Bank issued Resolution 3,114, authorizing the reduction of up to five percentage points of PESA related interest rates, effectively lowering the above-mentioned rates to 3%, 4% and 5%, respectively. The CTNs held by Cosan as of March 31, 2010 and 2009 amounted to US$133,039 and US$91,717, respectively, and considered as restricted cash and are classified as other non-current assets.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

12.	Long-term debt (Continued)

Senior notes due 2017

On January 26, 2007, the wholly-owned subsidiary Cosan Finance Limited issued US$400,000 of senior notes in the international capital markets. These senior notes, listed on the Luxembourg Stock Exchange, mature in November 2017 and bear interest at a rate of 7% per annum, payable semi-annually. The senior notes are guaranteed by Cosan, and its subsidiary, Cosan Açúcar e Álcool.

Senior notes due 2014

On August 4, 2009, the indirect subsidiary CCL Finance Limited issued US$ 350,000 of senior notes in the international capital markets. These senior notes, listed on the Luxembourg Stock Exchange, mature in August 2014 and bear interest at a rate of 9.5% per annum, payable semi-annually in February and August of each year, from February of 2010.

Perpetual notes

On January 24 and February 10, 2006, Cosan issued perpetual notes which are listed on the Luxembourg Stock Exchange - EURO MTF. These notes bear interest at a rate of 8.25% per year, payable quarterly on May 15, August 15, November 15 and February 15 of each year, beginning May 15, 2006.

These notes may, at the discretion of Cosan, be redeemed on any interest payment date subsequent to February 15, 2011. The notes are guaranteed by Cosan and by Usina da Barra.

Promissory Notes

On November 17, 2008, the Company issued one series of 44 registered promissory notes for US$520,021. The notes which are due in one year, will bear interest, due at maturity, at the average rates of DI - Interbank Deposits plus 3%.

On November 12, 2009, the Company fully paid this debt. At this date, the amount paid totaled US$703,801.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

12.	Long-term debt (Continued)

Export Pre-payment Notes

During the third quarter of 2009, the Company obtained funds from export pre-payment notes at the total amount of US$530,000. The export pre-payment notes are due from 2012 through 2014, and bear interest of Libor plus 5.2%.

BNDES

Refers to the financing of cogeneration projects, as well as the financing of Jataí and Caarapó greenfields (sugar and ethanol mills).

Credit Notes

The Company executed several credit note agreements with several financial institutions during 2010 which will be paid through export operations during 2012. The credit notes bear interest at rates between 2.1% and 6.2% per annum, payable semi-annually.

Covenants

Cosan and its subsidiaries are subject to certain restrictive covenants related to their indebtedness.

At March 31, 2010, Cosan was in compliance with its debt covenants.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

13.	Related parties

Assets and liabilities with related parties are summarized as follows:

	Assets
	March 31, 2010	March 31, 2009
Cosan Alimentos S.A.	-	13,123
Rezende Barbosa S.A. Administração e Participações	48,889	-
Vertical UK LLP	-	11,597
Others	10,780	-
	59,669	24,720

Current (*)	(13,958)	(24,720)
Noncurrent (*)	45,711	-

	Liabilities
	March 31, 2010	March 31, 2009
Cosan Limited	-	175,307
Logispot Armazéns Gerais S.A.	6,313	-
Others	1,781	1,926
	8,094	177,233

Current (*)	8,094	(2,233)
Noncurrent	-	175,000

(*) included in other current and noncurrent assets or liabilities captions

The amount receivable from Cosan Alimentos S.A. referred to an intercompany loan not subject to interest.

A receivable of US$48,889 with Rezende Barbosa S.A. Administração e Participações related to credits assumed by Rezende Barbosa, in connection with the acquisition of Cosan Alimentos and intercompany loans.

The amount receivable from the affiliate Vertical UK LLP, located in British Virgin Islands, refers to ethanol trading, with an average maturity date of 30 days.

The payable to Cosan Limited related to Floating Rate Notes issued by Cosan CL., equivalent to US$175,000, with original maturity in 2018. Such balance bore variable interest equivalent to the quarterly Libor rate plus interest of 2.8% p.a., paid quarterly. On August 25, 2009, Cosan CL fully paid this debt with the proceeds from the issuance of the Senior Notes due 2014 (Note 11).

39

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

13.	Related parties (Continued)

The payable to Logispot is related to the remaining payment in connection with the interest acquired (Note 8).

Cosan conducts some of its operations through various joint ventures and other partnership forms which are principally accounted for using the equity method.  The income statement includes the following amounts resulting from transactions with related parties:

	2010	2009	2008
Transactions involving assets
Cash received due to the sale of finished products and assets and services held, net of payments	(159,734)	(242,320)	(36,773)
Sale of finished products and services	137,147	122,381	46,410
Sale of real estate (land) (Note 21)	-	13,967	-
Sale of interest in a subsidiary (Note 21)	-	123,649	-
Financial income	9,624	-	-
Added through acquisition	39,240	-	-

Transactions involving liabilities
Payment of financial resources, net of funding	2,698	-	-
Due to Cosan Limited	(172,721)	178,455	-
Financial expenses/(income)	(42,126)	1,478	-
Other	-	(2,700)	(395)

The purchase and sale of products are carried out at arm’s length and unrealized profit or losses with consolidated companies have been eliminated. Those operations are also carried out at prices and under conditions similar to those existing in the market.

At March 31, 2010, Cosan S.A. and its subsidiaries were lessees of approximately 68,000 hectares (unaudited) (35,000 hectares (unaudited) in 2009) of affiliated companies land and its related party Radar Propriedades Agrícolas S.A., which is controlled by another shareholder. These operations are carried out under conditions and prices similar to those prevailing in the market, calculated based on sugarcane tons per hectare, valued in accordance with the price established by CONSECANA (São Paulo State Council of Sugarcane, Sugar and Ethanol Producers).

40

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

14.	Pension and other postretirement benefits

a)	Description of the plans

The Company’s subsidiary Cosan CL has a noncontributory defined benefit pension plan covering substantially all of its employees upon their retirement.

b)	Changes in plan assets and plan liabilities

Cosan CL performs the actuarial valuation of its defined benefit plan using its March 31 year-end as the measurement date. An actuarial valuation as of the acquisition date was also prepared.  Information with respect to Cosan CL’s defined benefit plan is as follows:

	March 31, 2010	March 31, 2009
Change in benefit obligation
Projected benefit obligation	156,505	153,171
Service cost	2,935	578
Interest cost on pension benefit obligation	16,291	3,367
Benefits payments	(10,173)	(1,710)
Actuarial (gain) losses	(28,817)	(102)
Effect of exchange rate changes	46,041	1,201
Projected benefit obligation at end of year	182,782	156,505
Change in plan assets
Fair value of plan assets at date of acquisition	128,382	121,518
Actual return on plan assets	31,638	6,218
Employer contributions	4,503	1,371
Benefits payments	(9,135)	(1,710)
Effect of exchange rate changes	39,841	985
Fair value of plan assets at end of year	195,229	128,382

41

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

14.	Pension and other postretirement benefits (Continued)

b)	Changes in plan assets and plan liabilities (Continued)

	March 31, 2010	March 31, 2009
Accrued pension cost asset (liability)
Funded status, excess projected benefit obligation over plan assets	12,447	(28,123)

Accrued pension cost – Other non-current assets	12,447	-
Accrued pension cost – Other current liabilities	-	(7,211)
Accrued pension cost – Other non-current liabilities	-	(20,912)

c)	Amounts recognized in accumulated other comprehensive income (loss)

Amounts recognized in accumulated other comprehensive income (loss) consist of:

	Pension benefits
	March 31, 2010	March 31, 2009
Unrecognized gains	50,202	3,553
Deferred income taxes	(17,068)	(1,208)
Effect of currency translation	(2,934)	19
	30,200	2,364

d)	Net periodic benefit cost

Net periodic pension cost includes the following components for the period since the date of acquisition:

	March 31, 2010	March 31, 2009
Service cost	2,935	578
Interest cost on projected benefit obligation	16,291	3,367
Expected return on plan assets:	(15,558)	(2,767)
Net periodic pension cost	3,668	1,178

The unrecognized gain that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost during the next year is U$3,144.

42

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

14.	Pension and other postretirement benefits (Continued)

e)	Actuarial assumptions

Assumptions used for the actuarial calculations were as follows:

Assumptions used to determine benefit obligations:

	March 31, 2010	March 31, 2009
Discount rate	11.08%	9.20%
Rate of compensation increase	6.07%	5.56%

Assumptions used to determine net periodic benefit cost:

	March 31, 2010	March 31, 2009
Discount rate	11.08%	9.20%
Expected long-term rates of return on plan assets	10.48%	10.59%
Rate of compensation increase	6.07%	5.56%

The discount rate is determined using bond portfolios with an average maturity approximating that of the liabilities or spot yield curves, both of which are constructed using high-quality, local-currency-denominated bonds. The expected long-term rate of return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories.

The accumulated benefit obligation is as follows:

Accumulated benefit obligation	March 31, 2010	March 31, 2009
Actuarial present value of:
Vested benefit obligation	142,967	121,362
Non-vested benefit obligation	20,651	17,820
Total accumulated benefit obligation	163,618	139,182

The asset allocations of the Company’s plan assets as of the measurement dates were as follows:

	Asset allocation (%)
	March 31,	March 31,
Asset category	2010	2009	Target
Equity securities	25	25	25
Debt securities	75	75	75
Total	100	100	100

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

14.	Pension and other postretirement benefits (Continued)

f)	Cash flows

The expected contribution to the Plan for 2010 of US$4,287, was estimated based on the actual plan cost as of the valuation date. The expected benefit payments for 2010, amounting to US$10,013, were estimated based on the projected benefit obligation as of the valuation date.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

2010	10,013
2011	10,582
2012	11,363
2013	12,172
2014	12,892
2015 to 2019	85,196

g)	Investment strategy and policies:

The pension plan management implemented an asset investment policy to manage the investments and risk concentration of the Plan.

The investment policy establishes principles and guidance that must be followed in investing the resources of the plan. The Company’s investment goals are to maximize returns subject to specific risk management policies, with a philosophy of investment based on a long term perspective.

Its risk management policies permit investments only in fixed income and equity securities.

The Investment Committee is responsible by the tactical decisions about resource allocations and modifications of the investment policy.

The investment in equity securities is targeted to be approximately of 25% of the investment portfolio, with the remaining amount invested in fixed income securities and funds. This target could change depending on the market conditions. The limits of allocation are determined based on the characteristics of the population of participants of the pension plan and actuarial target.

44

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

14.	Pension and other postretirement benefits (Continued)

The table below demonstrates how the resources can be allocated:

	Minimum	Maximum	Target
Asset category
Fixed income	30%	100%	75%
Equity securities	-	70%	25%

The risk concentration is mitigated through procedures which permit identifying, evaluating, controlling and monitoring several risks which the plan resources are exposed to, among them market, credit, liquidity, operating, legal and systemic.

h)	Fair value of plan assets by major categories

The fair value of investments as of March 31, 2010 is set forth below:

March 31, 2010
Asset category
Fixed income	146,422
Equity securities	48,807
Total	195,229

Fair value measurement on plan assets at March 31, 2010
Level 1 / Total
Asset category
Fixed income	146,422
Equity securities	48,807
Total	195,229

45

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

15.	Estimated liability for legal proceedings and commitments

	March 31, 2010	March 31, 2009
Tax contingencies	173,924	430,342
Civil and labor contingencies	120,681	67,306
	294,605	497,648

Cosan and its subsidiaries are parties in various ongoing labor claims, civil and tax proceedings in Brazil arising in the normal course of its business. Respective provisions for contingencies were recorded considering those cases in which the likelihood of loss has been rated as probable. Management believes resolution of these disputes will have no effect significantly different than the estimated amounts accrued.

Judicial deposits recorded by Cosan under non-current assets, amounting to US$94,083 at March 31, 2010 (US$73,975 at March 31, 2009) have been made for certain of these suits. Judicial deposits are restricted assets of Cosan placed on deposit with the court and held in judicial escrow pending legal resolution of the related legal proceedings. The company used judicial deposits to pay for a portion of the tax recovery program as discussed in Note 11.

The major tax contingencies as of March 31, 2010 and 2009 are described as follows:

	2010	2009
Credit premium – IPI (i)	-	116,256
PIS and Cofins (ii)	11,910	62,556
IPI credits (i)	-	40,049
Contribution to IAA (i)	-	36,672
IPI – Federal VAT (i)	4,692	23,626
ICMS credits	33,824	19,966
Compensation with Finsocial (iii)	97,114	70,693
Other	26,384	60,524
	173,924	430,342

(i)
The Company and its subsidiaries opted to settle tax related claims in installments as provided by Brazilian Law No 11.941/09 and in MP 470/09. The Company and its subsidiaries used accumulated tax losses to pay the related fines and interest. Consequently there was a full reduction of the claims related to IPI tax credit, as well as the installment payment of other federal taxes, that were recorded as Taxes Payable (note 11).

46

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

15.	Estimated liability for legal proceedings and commitments (Continued)

(ii)
On May 27, 2009, the 1st and 3rd paragraphs of Brazilian Law No 9718/98 that regulated the collection of PIS and Cofins (federal tax contributions) on exchange variation and other financial income was revoked by Law No 11941/09. The Company evaluated its ongoing judicial demands related to the legal obligations not paid related to the increase in the calculation basis of PIS and Cofins and reversed the related provision at the amount of US$30,213.

(iii)
From June to December of 1994, the subsidiary Cosan CL used tax credits on COFINS taxes based on a favorable court ruling and compensated with other federal taxes. During 2008 the federal tax authorities in Brazil issued an assessment invalidating such compensation and therefore a provision related to this matter was recorded.

The detail of the movement in the estimated liability for legal proceedings and labor claims is as follows:

Balance at April 30, 2008	494,098
Provision	37,731
Business acquisition	111,608
Settlements	(12,097)
Foreign currency translation	(133,692)
Balance at March 31, 2009	497,648
Provision	47,732
Business acquisition (see Note 8)	14,756
Settlements	(409,576)
Foreign currency translation	144,404
Balance at March 31, 2010	294,605

47

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

15.	Estimated liability for legal proceedings and commitments (Continued)

In addition to the aforementioned claims, Cosan and its subsidiaries are involved in other contingent liabilities relating to tax, civil and labor claims and environmental matters, which have not been recorded, considering their current stage and the likelihood of unfavorable outcomes rated as possible. These claims are broken down as follows:

	March 31, 2010	March 31, 2009
ICMS – State VAT	180,988	77,052
Withholding Income Tax	102,652	69,730
IAA - Sugar and Ethanol Institute	1,428	31,610
IPI - Federal Value-added tax	246,190	100,722
INSS	2,280	795
PIS and COFINS	80,604	15,529
Civil and labor	275,403	94,599
Other	66,134	34,851
	955,679	424,888

The provisions for tax, civil and labor contingencies are included in the statement of operations as follows:

	2010	2009	2008
Financial expenses	23,412	26,541	20,925
Other income (expenses)	16,832	11,190	4,995
Income taxes	-	-	258
	40,244	37,731	26,178

48

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

15.	Estimated liability for legal proceedings and commitments (Continued)

Commitments

Sales

Considering that Cosan operates mainly in the commodities market, its sales are substantially made at prices applicable at sales date, and therefore, there are no outstanding orders with amounts involved. However, Cosan has several agreements in the sugar market in which there are commitments of sales involving volumes of these products in future harvest periods.

The commitments to sell sugar by harvest period are as follows (unaudited):

	(In tons)
Harvest period	2010	2009
2010	-	2,428,000
2011	2,005,434	1,828,000
2012	1,828,134	1,828,000
Total	3,833,568	6,084,000

Purchase

Cosan has entered into several commitments to purchase sugarcane from third parties in order to guarantee part of its production for the next harvest periods. The amount of sugarcane to be purchased was calculated based on an estimation of the sugarcane to be harvested in each geographic area. The amount to be paid by Cosan will be determined for each harvest period at the end of such harvest period according to price of the sugarcane published by CONSECANA.

49

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

15.	Estimated liability for legal proceedings and commitments (Continued)

Commitments (Continued)

Purchase (Continued)

The purchase commitments by harvest period as of March 31, 2010 and 2009 are as follows (unaudited):

Harvest period	2010	2009
2010	-	18,294,022
2011	27,029,473	15,597,478
2012	23,600,912	13,667,154
2013	20,112,639	9,754,713
2014	16,345,120	5,701,801
2015	13,667,148	3,198,591
2016 and thereafter	120,129,217	5,030,758
Total	220,884,509	71,244,517

As of March 31, 2010, Cosan had a normal capacity to crush 60,000 thousand tons (unaudited) of sugarcane during each harvest period.

In addition, the Company entered into contracts to purchase industrial equipment intended for maintenance and expansion of the mills, and to meet the demand of the electric energy co-generation project, in the total amount of US$185,739 at March 31, 2010 (US$309,602 at March 31, 2009) (unaudited information).

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

15.	Estimated liability for legal proceedings and commitments (Continued)

Additionally, the Company through its subsidiary Rumo Logistica S.A. entered into a commitment to purchase railcars, locomotives and invest in rail track improvements aimed at the expansion of the logistics business, as follows:

Year ended	2010
2011	366,467
2012	71,248
2013	53,162
Total	490,877

Leases

Cosan also has noncancelable operating leases in Brazil, primarily related to seaport and lands for the plantation of sugarcane, which expire up to the next 20 years.

Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease. Rental expense for operating leases during 2010, 2009 and 2008 consisted of the following:

	2010	2009	2008
Minimum rentals	61,062	46,233	29,767
Contingent rentals	60,545	44,498	65,990
Rental expense	121,607	90,731	95,757

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of March 31, 2010 are:

2010
Year ending March 31:
2011	73,757
2012	66,220
2013	65,806
2014	66,061
2015	65,935
Thereafter	760,529
Total minimum lease payments	1,098,308

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

16.	Financial income and expenses, net

	2010	2009	2008
Financial expenses
Interest	(211,892)	(142,434)	(149,191)
Monetary variation – losses	(88,317)	(29,870)	(36,844)
CPMF expenses (1)	-	-	(10,376)
Bank charges	(422)	(934)	(641)
Interest and fees paid on advanced payment of Senior Notes 2009	(275)	-	(16,513)
	(300,906)	(173,238)	(213,565)
Financial income
Interest	68,042	46,851	64,014
Monetary variation – Gains	6,249	4,115	17,815
Discounts obtained	609	171	(105)
Other income	-	-	-
	74,900	51,137	81,724
Sub total	(226,006)	(122,101)	(131,841)
Foreign exchange variation, net	255,171	(275,528)	172,863
Gain on derivatives, net	151,077	22,918	38,262
Financial (Expense) / Income, net	180,242	(374,711)	79,284

(1)	Tax on Financial Transactions – CPMF

17.	Income taxes

Income tax benefit (expense) attributable to income from continuing operations consists of:

	2010	2009	2008
Income taxes benefit (expense):
Current	(41,940)	(638)	21,226
Deferred	(142,841)	145,328	(1,416)
	(184,781)	144,690	19,810

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

17.	Income taxes (Continued)

Income taxes differed from the amounts computed by applying the income tax rate of 25% and social contribution tax rate of 9% to income before income taxes due to the following:

	2010	2009	2008
Income (loss) before income taxes	684,930	(417,946)	(60,051)
Income tax benefit (expense) at statutory rate — 34%	(232,876)	142,102	20,417
Increase (reduction) in income taxes resulting from:
Equity in earnings of affiliates not subject to taxation	(3,486)	2,083	(81)
Tax effect on tax recovery program Law 11,941/09 and MP 470/09	31,635	-	-
Tax loss carryforwards Law MP 470/09´s write-off	20,543	-	-
Nondeductible goodwill amortization	-	(2,621)	(1,952)
Nondeductible donations, contributions and others	(597)	3,126	1,426
Income tax (expense) benefit	(184,781)	144,690	19,810

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2010 and 2009 are presented below:

	2010	2009
Deferred tax assets:
Net operating loss carryforwards	166,555	123,533
Estimated liability for legal proceedings and labor claims	120,857	137,965
Sale-leaseback (see Note 21)	23,036	18,651
Other temporary differences	14,458	63,906
Total gross deferred tax assets	324,906	344,055

Deferred tax liabilities:
Deferred tax liabilities on assigned value of the net assets and temporary differences:
Property, plant and equipment	(255,011)	(200,729)
Intangibles	(197,942)	(77,843)
Exchange variation	(103,003)	-
Tax benefit on deductible statutory goodwill amortization	(130,319)	(50,966)
Other temporary differences on business acquisition	(5,973)	(17,135)
Other temporary differences	(41,490)	(29,668)
Total gross deferred tax liabilities	(733,738)	(376,341)

Net deferred tax assets/ (liabilities)	(408,832)	(32,287)

Recorded as other current assets / (liabilities)	-	8,090
Recorded as non-current deferred income taxes liabilities	(408,832)	(40,377)

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Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

17.	Income taxes (Continued)

In assessing the valuation allowance of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. There is no expiration term for the net operating loss carry forwards. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that Cosan will realize the benefits of these deductible differences at March  31, 2010, as well as the net operating loss carry forwards. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

As of March 31, 2010, Cosan and its subsidiaries have consolidated net operating loss carry forwards for income tax and social contribution tax losses of US$488,176, and US$495,189, respectively. Income tax losses carry forwards and social contribution tax losses may be offset against a maximum of 30% of annual taxable income earned from 1995 forward, with no statutory limitation period.

Cosan accounts for unrecognized tax benefits in accordance with ASC 740, “Accounting for Uncertainly in Income Taxes”. A reconciliation of the beginning and ending amount of unrecognized tax benefits recorded as noncurrent taxes payable, is as follows:

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at May 1, 2008	23,656
Increase through business acquisition	34,605
Accrued interest on unrecognized tax benefit	1,534
Settlements	(48)
Effect of foreign currency translation	(5,752)
Balance at March 31, 2009	53,995
Accrued interest on unrecognized tax benefit	(21,177)
Effect of foreign currency translation	16,195
Balance at March 31, 2010	49,013

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

17.	Income taxes (Continued)

It is possible that the amount of unrecognized tax benefits will change in the next twelve months, however, an estimate of the range of the possible change cannot be made at this time due to the long time to reach a settlement agreement or decision with the taxing authorities.

The Company and its subsidiaries file income tax returns in Brazil and they are subject to income tax examinations by the relevant tax authorities for the years 2005 through 2010.

18.	Shareholders’ equity

a.	Capital

On November 19, 2007, the Board of Directors approved a capital increase of US$3,205, through issuance of 922,947 new common shares, with no par value, for purposes of meeting the needs of the Stock Option Plan, in view of the exercise of this option by the Company’s officers eligible for such.

At the Extraordinary General Meeting held on December 5, 2007, a capital increase of US$967,198 was approved, through issue of 82,700,000 common registered uncertified shares without par value, by means of private subscription, at the issue price of US$11.70 each.  This capital increase was fully paid-up on January 23, 2008, as described below.

On December 11, 2007, the shareholders approved a capital increase of US$134, through issuance of 38,725 new common shares, with no par value, for purposes of meeting the needs of the Stock Option Plan, in view of the exercise of this option by the Company’s officers eligible for such.

On January 23, 2008, the period for exercising the capital subscription right ended, as approved in the Extraordinary General Meeting of December 5, 2007. The parent company, Cosan Limited, subscribed and paid in 56,607,396 common shares in the amount of US$662,038, followed by subscription and payment by minority shareholders of 26,092,604 common shares equivalent to US$305,160.

As a result of the subscription of shares, the parent company now holds 152,939,440 common shares, representing 56.11% of the Company’s capital.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

18.	Shareholders’ equity (Continued)

a.	Capital (Continued)

On April 18, 2008, parent company Cosan Limited announced its acceptance of the total Company shares of shareholders submitted in connection with the Share Acquisition Voluntary Public Offering (“OPA – Oferta Pública de Aquisição de Ações”) through the exchange of BDRs for Class A shares issued by Cosan Limited. After conclusion of the auction held on that date, 18,232,812 common shares of the Company, representing 6.7% of its total common shares, were submitted for exchange. With the OPA, the parent company, Cosan Limited, became the holder of 62.8% of the Company’s total common shares.

On September 19, 2008, the board of directors approved a capital increase of US$456,084 through issuance of 55,000,000 previously unissued registered common shares without par value in a private subscription at an issuance price of US$8.29 each. The subscribers of each new share also received one Subscription Warrant (Warrant) which resulted in 55,000,000 Warrants being issued. Each Warrant grants its holder the right to subscribe 0.6 common shares, with the distribution of fractional shares not being permitted. Therefore, the Warrants issued permit the holders to purchase 33,000,000 shares.  The Warrants were valid from their issue date to December 31, 2009. The exercise price of each amount of Warrants which totals one share is US$8.29 per share. As of December 31, 2009, 49,987,552 Warrants were exercised, the remaining 12,448 warrants expired.

October 22, 2008 was the deadline to exercise the right of capital subscription, approved in the meeting of the board of directors on September 19, 2008. Since a large number of the minority shareholders did not exercise their preemptive rights, Cosan Limited, the controlling shareholder, subscribed for and paid up 54,993,482 common shares valued at US$456,034, and the minority shareholders subscribed for and paid up 6,518 common shares, valued at US$50. As a result, Cosan Limited increased its holding of company’s common shares from 171,172,252 to 226,165,734. This increased their ownership percentage from 62.81% to 69.05% of the Company’s capital.

On March 6, 2009, the Board of Directors approved a capital increase of US$1,945 through issuance of 736,852 new common shares, with no par value, for purposes of meeting the needs of the Stock Option Plan, due to exercise of such options by qualifying executives.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

18.	Shareholders’ equity (Continued)

a.	Capital (Continued)

On June 18, 2009, the shareholders approved a capital increase of US$169,552 through the issuance of 44,300,389 new common shares, with no par value, for purposes of the acquisition of Curupay. As part of this acquisition Cosan acquired noncontrolling interest in Novo Rumo in the amount of US$62,476, which has been accounted for as an equity transaction, with a dilution of noncontrolling interest. (Note 8).

On July 15, 2009, the Board of Directors approved a capital increase of US$6,074 through issuance of 224,819 new common shares, with no par value, for purposes of meeting the needs of the Stock Option Plan, due to exercise of such options by qualifying executives.

On August 7, 2009, the Board of Directors approved a capital increase of US$440 through issuance of 50 new common shares, with no par value, at an issue price of US$9.00, due to exercise of subscription warrants by the holders.

On October 5, 2009, the Board of Directors approved a capital increase of US$1,772 through issuance of 169,500 new common shares, with no par value, for purposes of meeting the needs of the Stock Option Plan, due to exercise of such options by qualifying executives.

On October 29, 2009, the Board of Directors approved a capital increase of US$236,168 through issuance of 23,753,953 new common shares, with no par value, at an issue price of US$9.00, due to exercise of subscription warrants by Cosan Limited, the controlling shareholder. As a result, Cosan Limited increased its holding of company’s common shares from 226,165,734 to 249,919,687. This increased their ownership percentage from 60.64% to 62.99% of the Company’s capital.

On December 15, 2009, the Board of Directors approved a capital increase of US$830 through issuance of 84,000 new common shares, with no par value, at an issue price of US$9.00, due to exercise of subscription warrants by the holders. On the same day, the Board of Directors approved a capital increase of US$6,011 through issuance of 571,194 new common shares, with no par value, for purposes of meeting the needs of the Stock Option Plan, due to exercise of such options by qualifying executives.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

18.	Shareholders’ equity (Continued)

a.	Capital (Continued)

On December 22, 2009, the Board of Directors approved a capital increase of US$78,647 through issuance of 8,072,976 new common shares, with no par value, at an issue price of US$9.00, due to the exercise of subscription warrants by Cosan Limited and other holders. Cosan Limited exercised 5,403,560 subscription warrants which resulted in an issuance of 3,242,136 new common shares and other holders exercised 8,051,400 subscription warrants which resulted in an issuance of 4,830,840 new common shares. As a result, Cosan Limited increased its holding of company’s common shares from 249,919,687 to 253,161,823, which increased their ownership percentage from 62.89% to 63.19% of the Company’s capital.

On December 31, 2009, the Board of Directors approved a capital increase of US$10,772 through issuance of 1,081,552 new common shares, with no par value, at an issue price of US$9.00, due to exercise of subscription warrants by the holders. This decreased Cosan Limited’s ownership percentage from 62.27% of the Company’s capital.

On March 29, 2010, the Board of Directors approved a capital increase of US$174 through issuance of 17,000 new common shares, with no par value, for purposes of meeting the needs of the Stock Option Plan, due to exercise of such options by qualifying executives.

As of March 31, 2010, the Company’s capital is represented by 406,560,317 common shares (328,284,884 as of March 31, 2009), with no par value.

Treasury stock

Over the year ended March 31, 2009, the Company acquired 343,139 common shares from dissident shareholders related to a prior acquisition. These shares are held in treasury.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

18.	Shareholders’ equity (Continued)

b.	Appropriated retained earnings

The Brazilian Corporate law and Cosan’s by-laws require that annual appropriations be made to certain reserves (appropriated retained earnings). These comprise mainly 5% of net income (statutory accounts) that must be transferred to a legal reserve until such reserve reaches 20% of capital stock under Brazilian GAAP. The legal reserve can only be used to increase share capital or offset net losses.

c.	Dividends

According to Cosan’s by-laws, shareholders are entitled to minimum compulsory dividends of 25% of the year’s net income, adjusted in accordance with article 202 of Law 6404/76 (Brazilian Corporate Law). For the year ended March 31, 2010 the minimum mandatory dividends were calculated as follows:

2010
Net income under Brazilian GAAP	528,611
(Less) Compensation of accumulated losses	(265,608)
(Plus) Foreign exchange gain	12,577
275,580
(Less) Legal reserve – 5%	(13,779)
261,806
Dividends payable	65,451

Management has also proposed dividends above the minimum compulsory at the amount of US$46,845 which is subject to approval by the shareholders.

d.	Retained earnings

Brazilian law permits the payment of dividends only in reais, limited to the unappropriated retained earnings of company’s financial statements prepared in accordance with Brazilian Corporate Law.

The devaluation of the real impacts the amount available for distribution when measured in U.S. dollars. Amounts reported as available for distribution in our statutory accounting records prepared under accounting principles set forth under Brazilian Corporate Law will decrease or increase when measured in U.S. dollars as the Real depreciates or appreciates, respectively, against the U.S. dollar.

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Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

19.	Share-based compensation

In the ordinary and extraordinary general meeting held on August 30, 2005, the guidelines for the outlining and structuring of a stock option plan for Cosan officers and employees were approved, thus authorizing the issue of up to 5% of shares comprising Cosan’s share capital. This stock option plan was outlined to attract and retain services rendered by officers and key employees, offering them the opportunity to become shareholders of Cosan. On September 22, 2005, Cosan’s board of directors approved the distribution of stock options corresponding to 4,302,780 common shares to be issued or treasury shares held by Cosan related to 3.25% of the share capital at the time, authorized by the annual/extraordinary meeting. The remaining 1.75% remained to be distributed. On September 22, 2005, the officers and key employees were informed regarding the key terms and conditions of the share-based compensation arrangement.

According to the market value on the date of issuance, the exercise price is US$2.64 (two dollars and sixty four cents) per share which does not include any discount. The exercise price was calculated before the valuation mentioned above based on an expected private equity deal which did not occur. Options may be exercised after a one-year vesting period starting November 18, 2005, at the maximum percentage of 25% per year of the total stock options offered by Cosan. The options for each 25% have a five-year period to be exercised.

On September 11, 2007, the board of directors approved an additional distribution of stock options, in connection with the stock option plan mentioned above, corresponding to 450,000 common shares to be issued or purchased by Cosan related to 0.24% of the share capital at September 22, 2005. The remaining 1.51% may still be distributed.

On August 7, 2009, the board of directors approved an additional distribution of stock options, in connection with the stock option plan mentioned above, corresponding to 165,657 common shares to be issued or purchased by Cosan. Such options were issued without a vesting period; therefore, the intrinsic value at grant date was the basis for calculating the fair value of the options, at US$9.82 per option, and an expense of US$1,071 was fully recorded by the Company.

The exercise of options may be settled only through issuance of new common shares or treasury shares.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

19.	Share-based compensation (Continued)

The employees that leave Cosan before the vesting period will forfeit 100% of their rights. However, if the employment is terminated by Cosan without cause, the employees will have right to exercise 100% of their options of that particular year plus the right to exercise 50% of the options of the following year.

The fair value of share-based awards was estimated using a binominal model with the following assumptions:

	Options granted on September 22, 2005	Options granted on September 11, 2007	Options granted on August 7, 2009
Grant price - in U.S. dollars	3.43	3.43	3.43
Expected life (in years)	7.5	7.5	Immediate
Interest rate	14.52%	9.34%	(1)
Expected Volatility	34.00%	46.45%	(1)
Expected Dividend yield	1.25%	1.47%	(1)
Weighted-average fair value at grant date - in U.S. dollars	6.93	10.22	(1)

(1)	The options were fully vested at the date of issuance so the fair value was the quoted market price as of the grant date.

Expected Term - Cosan’s expected term represents the period that Cosan’s share-based awards are expected to be outstanding and was determined based on the assumption that the officers will exercise their options when the exercise period is over. Therefore, this term was calculated based on the average of 5 and 10 years. Cosan does not expect any forfeiture as those options are mainly for officers, whose turnover is low.

Expected Volatility – For the options granted on September 22, 2005 Cosan had its shares publicly-traded for less than 6 months as of April 30, 2006. Therefore, Cosan opted to substitute the historical volatility by an appropriate global industry sector index, based on the volatility of the share prices, and considering it as an assumption in its valuation model. Cosan has identified and compared similar public entities for which share or option price information is available to consider the historical, expected, or implied volatility of those entities’ share prices in estimating expected volatility based on global scenarios. For the options granted on September 11, 2007 Cosan used the volatility of its shares as an assumption in its valuation model since Cosan’s IPO in Brazil, in 2005.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

19.	Share-based compensation (Continued)

Expected Dividends – As the Company is a relatively new public entity, the expected dividend yield was calculated based on the current value of the stock at the grant date, adjusted by the average rate of the return to shareholders for the expected term, in relation of future book value of the shares.

Risk-Free Interest Rate - Cosan bases the risk-free interest rate used in the Binominal Model valuation method on the implied yield currently available on SELIC - Special System Settlement Custody, which is the implied yield currently available on zero-coupon securities in Brazil.

As of March 31, 2010, the amount of US$1,662 related to the unrecognized compensation cost related to stock options is expected to be recognized in 6 months.

Stock option activity for the year ended March 31, 2010 and eleven-month period ended March 31, 2009, is as follows:
	Option	Weighted-average exercise price
Outstanding as of April 30, 2008	2,373,341	3.62
Exercises	(736,852)	2.64
Forfeitures or expirations	(165,657)	2.64
Outstanding as of March 31, 2009	1,470,832	2.64
Grants of options	165,657	3.43
Exercises	(982,513)	3.43
Outstanding as of March 31, 2010	653,976	3.43
Shares exercisable at March 31, 2010	408,819	3.43
Shares exercisable at March 31, 2009	736,852	2.64

20.	Earnings per share

The table below reconciles weighted average shares outstanding to weighted average shares and dilutive potential shares outstanding:

	2010	2009	2008
Weighted average shares outstanding	375,973,226	300,994,991	222,620,060
Effect of dilutive stock options	1,169,417	*	*
Weighted average shares and dilutive potential shares outstanding	377,142,643	300,994,991	222,620,060

* There are no dilutive shares due to a loss during the period

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

21.	Risk management and financial instruments

a.	Risk management

The commodity and foreign exchange rates price volatilities are the main market risks to which Cosan and its subsidiaries are exposed. Cosan carries out operations involving financial instruments with a view to managing such risks.

These risks and related instruments are managed through the definition of strategies, establishment of control systems and determination of foreign exchange, interest rate and price change limits.

b.	Price risk

Cosan carries out transactions involving derivatives, with a view to reducing its exposure to sugar price variations in the foreign market. Such transactions generally assure an average minimum income for future production. Cosan actively manages the positions contracted and relevant results of such activity are continually monitored, so as to allow that adjustments be made to goals and strategies considering changes in market conditions. Cosan operates mainly in futures and options markets on the NYBOT (New York Board of Trade) and the LIFFE (London International Financial Futures and Options Exchange).

c.	Foreign exchange risk

Cosan carries out transactions involving derivatives, with a view to reducing its exposure to foreign exchange rate variations on exports. Foreign exchange derivative transactions combined with commodity price derivatives generally assure an average minimum income for future production. Cosan actively manages the positions contracted and relevant results of such activity are continually monitored, so as to allow that adjustments be made to goals and strategies considering changes in market conditions. Cosan operates mainly through futures contracts over BM&F (“Bolsa de Mercadorias e Futuros de São Paulo”) and in the over-the-counter segment with leading institutions.

Additionally, Cosan has also engaged in currency and interest rate swap operations for charges associated to Senior Notes, from the U.S. dollar exchange rate variation plus interest of 9% p.a. to 81% of CDI.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

21.	Risk management and financial instruments (Continued)

d.	Interest rate risk

Cosan monitors fluctuations of the several interest rates linked to its monetary assets and liabilities and, in the event of increased volatility of such rates, it may engage in transactions with derivatives so as to minimize such risks. During 2010 Cosan entered into swap contracts to exchange fixed to Libor interest rate in order to protect against variations in the Libor on certain loan contracts.

e.	Credit risk

A significant portion of sales made by the Company and its subsidiaries is intended for a selected group of highly qualified counterparties, such as trading companies, fuel distribution companies and large supermarket chains. In connection with the fuel distribution activity, a diversified customer portfolio, in addition to following up on the sales financing terms by business segment and their individual credit limits, are procedures adopted by the Company to minimize overdue accounts receivable and defaults. Credit risk is managed through specific rules of client acceptance, credit rating and establishment limits for customer exposure, including, when applicable, requirement of letters of credit from a top rated bank and obtaining security interest on credits granted. Management considers that the credit risk is substantially covered by the allowance for doubtful accounts. The Company and its subsidiaries historically do not record material losses on trade accounts receivable.

f.	Debt acceleration risk

As of March 31, 2010 and 2009, Cosan was a party to loan and financing agreements with covenants generally applicable to these operations, regarding cash generation, debt to equity ratio and others.  These covenants are being complied with by Cosan and do not place any restrictions on its operations as a going-concern.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

21.	Risk management and financial instruments (Continued)

g.	Estimated market values

The following methods and assumptions were used to estimate the fair value of each main class of financial instruments:

●	Accounts receivable and trade accounts payable: The carrying amounts reported in the balance sheet for accounts and notes receivable and accounts payable approximate their fair values.

●
Short-term and long-term debt and advances from customers: Except when there are published market prices, the market values of loans and financing were calculated based on their present value calculated through the future cash flows and using interest rates applicable to instruments of similar nature, terms and risks or based on the market quotation of these securities.

The following table presents the carrying amounts and estimated fair values of Cosan’s financial instruments at March 31, 2010 and 2009. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.

	2010		2009
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:
Cash and cash equivalents	605,483	605,483	310,710	310,710

Financial liabilities:
Short-term and long-term debt	3,288,546	3,181,218	1,877,254	1,731,727

Assets and liabilities that are reflected in the accompanying consolidated financial statements at fair value or have their fair value disclosed in the notes to the consolidated financial statements are not included in the above disclosures; such items include derivative financial instruments.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

22.	Deferred gain on sale of investments in subsidiaries

Agrícola Ponte Alta S.A. is a subsidiary whose principal assets are land used for the growing of sugarcane for Cosan. On December 15, 2008, the shareholders approved a partial spin-off of the assets of Ponte Alta and created four new subsidiaries.  Agricultural land was then transferred from Ponte Alta to each of the entities. On December 30, 2008, two of the entities, Nova Agrícola Ponte Alta S.A. and Terras da Ponte Alta S.A. were sold to Radar, an affiliate company accounted for by the equity method. The selling price was fair value, US$123,596, which resulted in a gain of US$47,080. This gain has previously been deferred since there were no lease contracts executed for the land, which was being used by Cosan for a monthly fee.  Over the year ended March 31, 2009 the lease contracts were executed, and the gain is being amortized since then to profit and loss over the 19 year average term of the leases.

During the year ended March 31, 2010, the Company has amortized a gain of US$3,394 related to this sale-leaseback transaction.

23.	Fair value measurements

Effective May 1, 2008, Cosan adopted ASC 820, Fair Value Measurements (SFAS 157), for all financial instruments and non-financial instruments accounted for at fair value on a recurring basis. ASC 820 establishes a new framework for measuring fair value and expands related disclosures. Broadly, the ASC 820 framework requires fair value to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. ASC 820 establishes market or observable inputs as the preferred source of values, followed by assumptions based on hypothetical transactions in the absence of market inputs.

The valuation techniques required by ASC 820 are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1 - Quoted prices for identical instruments in active markets.

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Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

23.	Fair value measurements (Continued)

Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 - Significant inputs to the valuation model are unobservable.

The following section describes the valuation methodologies Cosan uses to measure different financial instruments at fair value.

Derivatives

Cosan uses closing prices for derivatives included in Level 1, which are traded either on exchanges or liquid over-the-counter markets.

The remainder of the derivatives portfolio is valued using internal models, most of which are primarily based on market observable inputs including interest rate curves and both forward and spot prices for currencies and commodities. Derivative assets and liabilities included in Level 2 primarily represent interest rate swaps, foreign currency swaps and commodity forward contracts.

The following table presents our assets and liabilities measured at fair value on a recurring basis at March 31, 2010.

	Level 1	Level 2	Total
Assets
Derivatives	72,239	57,217	129,456

Liabilities
Derivatives	(29,130)	(13,937)	(43,067)

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Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

24.	Segment information (Continued)

a.	Segment information

The following information about segments is based upon information used by Cosan’s senior management to assess the performance of operating segments and decide on the allocation of resources. Cosan’s operating and reportable segments are business units in Brazil that target different industry segments. Each reportable segment is managed separately because of the need to specifically address customer needs in these different industries. The operations of these segments are based solely in Brazil.

In 2010, in connection with some management changes and realignment of the business, management has combined the Sugar and Ethanol segments into the Sugar and Ethanol (S&E) segment.  This change reflects the manner in which the Chief Operating Decision Maker evaluates the business and allocates resources. The S&E segment mainly operates and produces a broad variety of sugar and ethanol products.  These products are produced in the same facilities using the same basic raw material – sugarcane.  The plants have the flexibility of being configured to produce either of the two finished products which provides management the ability to adjust production based on market demand. Disclosures relating to this operating segment also include the revenues of the two major products.  The prior year amounts have been reclassified to reflect the combination of the Sugar and Ethanol Segments.

Additionally, the current year acquisition of Teaçú and Curupay and their combination with the Novo Rumo business has resulted in a new operating segment that is called Sugar Logistics (RUMO).

Following is a description of the operating segments of the business.

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Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

24.	Segment information (Continued)

a.	Segment information (continued)

The Sugar and Ethanol (“S&E”) segment produces and sells a broad variety of sugar and ethanol products.

The sugar products include raw (also known as very high polarization - VHP sugar), organic, crystal and refined sugars, which are sold to a wide range of customers in Brazil and abroad. Cosan exports the majority of the sugar produced through international commodity trading companies. Cosan’s domestic customers include wholesale distributors, food manufacturers and retail supermarkets, through which it sells its “Da Barra” and “União” branded products.  The ethanol products include fuel ethanol and industrial ethanol. Cosan’s principal fuel ethanol products are hydrous and anhydrous. Hydrous ethanol is used as an automotive fuel and anhydrous (which has a lower water content than hydrous ethanol) is used as an additive in gasoline.  The fuel ethanol products are mainly sold in the domestic market by fuel distribution companies. Consumption of hydrous ethanol in Brazil is increasing as a result of the introduction of flex fuel vehicles that can run on either gasoline or ethanol (or a combination of both).  In addition, S&E segment sells also liquid and gel ethanol products used mainly in the production of paint and cosmetics and alcoholic beverages for industrial clients in various sectors. The S&E segment includes also the co-generation activities and most of corporate activities.

The Fuel Distribution and Lubricants (“CCL”) segment is engaged in the distribution in Brazil of fuel products, derived from petroleum or ethanol, and lubricants as well as the operation of convenience stores. The network to which the fuel distribution segment distributes such products is comprised of approximately 1,700 fuel stations.

The Sugar Logistics (“Rumo”) segment provides logistics services for the transport, storage and port lifting of sugar for both the S&E segment and third parties.

The accounting policies underlying the financial information provided for the segments are based on Brazilian GAAP. We evaluate segment performance based on information generated from the statutory accounting records.

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Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

24.	Segment information (Continued)

a.	Segment information (continued)

Segment profit and loss and selected balance sheet data under Brazilian GAAP is as follows:

	2010
	S&E	CCL	Rumo	Adjustments / eliminations (1)	Consolidated
	Brazilian GAAP				US GAAP
Balance sheet:
Property, plant & equipment (PP&E)	2,775,752	199,983	165,094	856,986	3,997,815
Intangible assets	735,198	774,716	38,824	(948,165)	600,573
Loans, net of cash equivalents	(2,443,354)	(249,839)	(59,799)	69,929	(2,683,063)
Other assets net of other liabilities	2,113,306	342,720	7,696	(912,642)	1,551,080

Total net assets	3,180,903	1,067,579	151,815	(933,892)	3,466,405

Income statement (12 months):
Net sales	2,882,935	5,436,199	84,797	(120,780)	8,283,151
Gross profit	703,108	412,866	22,896	(74,746)	1,064,124
Selling, general and administrative expenses (SG&A)	(455,906)	(264,081)	(9,705)	(8,942)	(738,634)
Other income (expenses)	167,293	9,071	2,149	685	179,198
Other selected data:
Additions to PP&E (“Capex”)	948,838	49,579	83,067	-	1,081,484
Depreciation and amortization	313,324	20,067	7,591	144,916	485,898

(1) Refers to the consolidation eliminations and adjustments to US GAAP

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Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

24.	Segment information (Continued)

a.	Segment information (continued)
	2009
	S&E	CCL	Rumo	Adjustments / eliminations (1)	Consolidated
	Brazilian GAAP				US GAAP
Balance sheet:
Property, plant & equipment (PP&E)	1,330,266	128,712	29,414	613,395	2,101,787
Intangible	423,571	966		(183,186)	241,351
Loans, net of cash equivalents	(1,122,560)	39,663	4,811	(488,458)	(1,566,544)
Other assets net of other liabilities	2,943,642	(78,223)	(1,469)	(1,917,548)	946,402

Total net assets	3,574,919	91,118	32,756	(1,975,797)	1,722,996

Income statement (11 months):
Net Sales	1,561,118	1,549,359	26,862	(210,879)	2,926,460
Gross profit	297,183	94,719	6,877	(90,196)	308,583
Selling, general and administrative expenses (SG&A)	(264,947)	(85,577)	(2,866)	3,861	(349,529)
Other income (expenses)	93,529	779	5,387	(101,984)	(2,289)
Other selected data:
Addition to PP&E (“Capex”)	574,112	4,881	2,433	-	581,426
Depreciation and amortization	203,832	6,299	2,946	75,583	288,660

(1) Refers to the consolidation eliminations and adjustments to US GAAP

	2008
	S&E	CCL	Rumo	Adjustments / eliminations (1)	Consolidated
	Brazilian GAAP				US GAAP
Income statement (12 months):
Net Sales	1,482,573	-	28,159	(19,499)	1,491,233
Gross profit	189,048	-	3,176	(45,835)	146,389
Selling, general and administrative expenses (SG&A)	(276,995)	-	(4,139)	(920)	(282,054)
Other income (expenses)	2,712	-	(948)	(5,434)	(3,670)

(1) Refers to the consolidation eliminations and adjustments to US GAAP

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Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

24.	Segment information (Continued)

b.	Detailed net sales per segment

	2010	2009	2008
S&E (Brazilian GAAP)
Sugar	1,810,005	900,424	781,809
Ethanol	936,473	586,633	612,397
Cogeneration	50,146	7,532	-
Other	86,311	66,529	88,367
	2,882,935	1,561,118	1,482,573
CCL (Brazilian GAAP)
Fuels	5,056,969	1,443,537	-
Lubricants	339,752	92,969	-
Other	39,478	12,853	-
	5,436,199	1,549,359	-
Rumo (Brazilian GAAP)
Port lifting	76,155	26,862	28,159
Transports	8,642	-	-
	84,797	26,862	28,159

Adjustments / eliminations	(120,780)	(210,879)	(19,499)

Total (US GAAP)	8,283,151	2,926,460	1,491,233

c.	Net Sales by region

The percentage of net Sales by geographic área are as follows:

	2010	2009
Brazil	86.4%	73.6%
Europe	9.2%	18.5%
Latin American (except Brazil)	2.8%	5.0%
Middle east and Asia	1.2%	1.9%
North America	0.3%	0.9%
África	0.1%	0.1%
Total	100.0%	100.0%

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Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

24.	Segment information (Continued)

d.	Concentration of clients

S&E

There are several clients in this segment, one of which represents more than 10% of the segment net sales -- the SUCDEN Group (17% in 2010 and 14% in 2009).

CCL

In this segment there are no clients that represent more than 10% of the net sales.

e. Concentration of clients

Rumo

In 2010 33% of the segment net sales were generated from sales to the S&E segment (52% in 2009). There two other customers which represented more than 10% of the net sales of this segment.  SUCDEN Group accounted for 16% of segment sales (14% in 2009) and the ED&F Man Group accounted for 14% (no sales in the previous year).

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Management Report
March 31st, 2010

Cosan S.A. Industria e Comércio

MANAGEMENT REPORT
March 31, 2010

In compliance with legal and statutory provisions, Cosan S.A. Indústria e Comércio submits for appreciation by its shareholders the Management Report and relevant Financial Statements, together with the Opinion of the Independent Auditors, relative to the fiscal years ended March 31, 2010 and 2009, prepared in accordance with accounting practices adopted in Brazil. The Financial Statements prepared according to generally accepted accounting principles of the United States of America (US GAAP), expressed in U.S. dollars, are available in the Investors Relations section of our site www.cosan.com.br. The Company also makes available a detailed version of the Financial Statements and its release on results on site www.cosan.com.br/ri.

On account of the alteration of fiscal year 2009, which brought forward its closing date to March 31, 2009, the periods for fiscal years 2009 and 2010 are mismatched, i.e., fiscal year 2009 consists of only 11 months, for the interval from May 2008 to March 2009, while fiscal year 2010 comprises the 12 months from April 2009 to March 2010;

MESSAGE FROM MANAGEMENT

This fiscal year was marked by the consolidation and alteration of the strategy of diversification of the business model implemented in the previous year. After more than one year since the acquisition of Esso Brasileira de Petróleo (presently named CCL – Cosan Combustíveis e Lubrificantes S.A.) we can present the results obtained and the benefits secured from implementation of a new fully-integrated business platform. With the well-defined and solid business model, Cosan has positioned itself to capture any opportunities that could arise and to differentiate itself from competitors through its competitive edges.

With a vision of growth, but without losing focus on sustainability, in these six months Cosan has been able to (i) increase its crushing capacity with the acquisition of NovAmérica (currently named CAL – Cosan Alimentos) and the start-up of the greenfield

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projects (Jataí and Caarapó), (ii) advance in its plan of investment in co-generation of energy using cane bagasse, (iii) increase its presence in the logistics segment, with the creation and commencement of activities of Rumo Logística, and (iv) through execution of a non-binding memorandum of understanding with Shell, thereby enabling itself to become the most efficient player in the distribution of fuel in Brazil.

The acquisition of the Cosan Alimentos mills in the first quarter of 2010 increased our crushing capacity by 10 million tons of cane, provided better exposure to the domestic sugar market, principally with the portfolio of the UNIÃO brand, in a year when sugar attained historical record prices. In addition, Cosan also acquired NovAmérica’s participation of 28.2% at Rumo Logística, increasing its stake to approximately 93%.

The energy co-generation project continued to be implemented in the course of this fiscal year, so that the next crop year can be initiated with the new co-generation units ready to commence sale of energy through contracts that have been executed. These new units are expected to more than double the generation of cash in the co-generation segment, which will help to reduce the volatility of our future sugar and ethanol – CAA - results, increasing their predictability.

The process of organic growth initiated with the construction of a new mill, Jataí, in the State of Goiás, showed Cosan’s capability of expanding sugarcane frontiers beyond the State of São Paulo, with state-of-the- art and modern technology and with efficiency well above the national average. Cosan also concluded the Greenfield acquired from NovAmérica, located in the city of Caarapó, in the State of Mato Grosso do Sul.

The new business, named Rumo Logística, positions Cosan as the principal sugar logistics player in Brazil. In addition to coping with one of the main infrastructure bottlenecks in Brazil, Cosan will be able to offer a service with quality, efficiency and competitive costs to all Brazilian sugar producers, through a partnership with ALL in rail transportation of bulk sugar and other sub-products. The new railcars and locomotives purchased by Rumo Logística are among the most modern in the world and will be able to carry up to approximately 11 million tons of sugar, when the expected investments are completed in 2013.

The signing of the memorandum of understanding between Cosan and Shell demonstrates that we are following the correct strategy. The new joint venture (“JV”) still needs to have

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its terms approved and defined by both companies and by the pertinent regulating agencies, in addition to completion of the due diligence process by both parties. The businesses in which Cosan operates and that will be part of the Joint Venture are sugar and ethanol, including operations of energy co-generation, distribution and commercialization of fuel, the ethanol logistics assets and the totality of its equity participation in a company that commercializes ethanol, totaling assets to be contributed estimated at US$4,925 million. Cosan will contribute to the JV net debts amounting to approximately US$2,524 million. In consideration, Shell will contribute to the JV its fuel distribution and commercialization assets in Brazil (retail and aviation) and its participation in companies involved with research and development of use of biomass, including ethanol. Furthermore, Shell will effect within two years a cash capital contribution amounting to approximately US$1,625 million and a contingent contribution estimated by Cosan at US$300 million, in the course of a period of approximately 5 years, on account of additional input based on future earnings of the joint structure.

The challenges for the next fiscal year are even greater, principally after closing of the joint venture with Shell. The new integration and management processes will capture major synergies in all of our business units. The quest for an even more efficient company that can assure its sustainable growth, providing increasingly cleaner energy for people’s lives will continue to guide us throughout the next year.

Market and Sector Overview

According to UNICA, the sugarcane growers’ association, crushed cane volume in Brazil’s central-south region totaled 541.9 million tonnes in the 2009/10 crop, 7.3% up compared to the previous harvest. Sugar production increased by 7.3% to reach 28.6 million tonnes, while ethanol output dropped by 5.6% to 23.7 billion liters, of which hydrous ethanol accounted for 17.5 billion liters and anhydrous ethanol for 6.2 billion liters, an increase of 3.8% and decrease of 24.8%, respectively, in relation to the previous harvest. This reflects the crop shortfall due to record level of rains during the crop, when the weather is usually dry, which not only decreased the number of crushing days but also the sucrose content of the total sugar recoverable (TSR) in the cane to 130.25 kg/t, compared to 140.88 kg/t in the previous harvest. In addition, due to increase in sugar prices in the international market during the crop, the production mix continued to prioritize sugar (42.6%) compared to the previous year.

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UNICA estimates that the total crushed cane volume for the 2010/11 crop will reach 595.9 million tonnes in Brazilian Central-South region, which, combined with an improve of TSR to 138.59 kg/t and 43.29% of cane towards sugar production, maintaining the production mix more focused on sugar compared to last year’s, will result in 34.1 million tonnes of sugar, 20.1 billion liters of hydrous ethanol and 7.3 billion liters of anhydrous ethanol, an increase of 19.1%, 15.4% and 16.2%, respectively. These projections are mainly the result of (i) greater agricultural productivity (tonnes of cane / hectare) due to the higher level of rains during the planting and growth of sugarcane, despite such adverse effects as the orange rust of sugarcane, which may affect certain cane varieties and the aging of the field; (ii) higher yield of sucrose (TSR) in the cane as a result of a more favorable weather conditions for harvesting and maturing of the cane, despite the higher volume of cane left on the field, anticipation of the beginning of harvest and the evolution of mechanical harvesting; and the (iii) increase in crushing capacity as result of the startup of 10 new mill units and ramp-up of the harvesting area of those that started operating in the previous harvests, effect that started to vanish due to the lower investment level compared to the peak in 2007 and 2008 in the sector.

The latest UNICA data indicate an increase of crushed cane volume in beginning of 2010/11 crop, until May 16th, totaling 93.9 million tones, 27.1% higher on the same period in the last crop, mainly due to the advance of sugarcane harvest. The production mix in the period continues to prioritize sugar to attend the contracts which could not be performed last year, being 41.9% of production directed to this product and 58.1% for ethanol. Sugar production reached 4.4 million tonnes, an increase of 38.7% than last crop, while ethanol output stood at 3.8 billion liters, with 2.9 billion liters of hydrous ethanol and 829 million liters of anhydrous ethanol, an increase of 11.5% and 74.6%, respectively.

In this quarter, raw sugar prices averaged 24.52 US¢/lb, 92.8% up over 4Q09 and 3.6% up over 3Q10. It is important to note the variation of prices in the period: after rallying in January, when sugar price reached 29.9 US¢/lb, the highest in 29 years, prices dropped by 44.5% until the end of the quarter. The downward trend continued, reaching the lowest point of 13.67 US¢/lb in the beginning of May, 54.3% down from the peak in January.

This can be explained by some factors: (i) export of 500,000 tonnes of out-of-quota sugar to the European Union, as mentioned in the last Financial Letter; (ii) export of nearly 1 million tonnes of sugar from Brazil in the quarter, which was not expected by the market based on the estimates of initial inventories for the harvest; (iii) the recovery and extension of the Indian crop, which usually ends in March and was estimated between 13 and 15 million

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tonnes. In May, there were still several mills processing cane, with new estimates between 18 and 19 million tonnes; (iv) the deferral of demand in response to the higher prices; (v) the prospect of better weather conditions for the 2010/11 crop in Brazil and India, resulting in more optimistic sugar production estimates ranging from 32-35 to 24-25 million tonnes, respectively.

On the other hand, world sugar inventories are much lower compared to historical levels and need to be recomposed. Moreover, there are several uncertainties concerning the crop in some countries, for example: (i) in Brazil and India, if the weather conditions are not as adequate as expected, production will be lower than expected; (ii) the announcement by the Pakistani government of its intention to buy approximately 900,000 tonnes; (iii) potential imports from China to recompose strategic inventories, given that these were released to curb inflation in the domestic market after a bad crop; (iv) the possibility that the United States will allow additional raw sugar imports to meet domestic demand.

International refined sugar prices partially followed the downward trajectory of raw sugar prices, dropping by 37.6% in 61 days. The average price in the period was US$659.15/t, 75.5% and 7.4% up over 4Q09 and 3Q10, respectively. Due to the lack of sugar for refining, mainly because Brazil is in the inter-harvest period, the white premium averaged US$118.58/t.

In 4Q10, the Brazilian real depreciated against the U.S. dollar to average R$1.80/US$, 3.6% up from the previous quarter. In the quarter, the Real reached R$1.87/US$, due to the initial signs of an economic slowdown in Portugal, Italy, Greece and Spain. The foreign exchange rate at the end of the period was R$1.78/US$, compared with R$1.74/US$ in December 2009 and R$2.32/US$ in March 2009.

Domestic crystal sugar prices (ESALQ) averaged R$70.80/50Kg bag (or 35.65 US¢/lb) in 4Q10, 22.8% up compared to the previous quarter and 63.7% up on 4Q09. These prices reflect the lower sugar availability due to the rainy season and strong exports during the harvest, which amounted to 19.8 million tonnes (from April/09 to March/10).

In response to the previously mentioned factors and the macroeconomic conditions, major hedge funds, plus smaller funds and speculators, who had built positions in the commodity due to its solid fundamentals, quickly reduced their long sugar positions, helping with the decline in sugar prices. At the end of 4Q10, the net long position stood at 158,000 lots, or 15.8% of open contracts, 30.2% down from the previous quarter.

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In the domestic market, the lower availability of ethanol due to the accelerated demand in 2009 (increase in flex fuel cars sales) and the reduced supply due to the rainy harvest, resulted in a significant increase in prices of both anhydrous and hydrous ethanol. Hydrous ethanol prices (ESALQ) averaged R$1.041/liter in 4Q10, 40.8% up YoY and 9.7% up over 3Q10. Anhydrous prices averaged R$1.188/liter, 43.1% higher than 3Q09 and 8.6% up on the previous quarter.

According to Brazil’s National Petroleum Agency (ANP), the average hydrous ethanol/gasoline price parity (weighted by the size of the fleet) closed 69% at the end of 4Q10, returning to below 70% parity in 6 states, which account for more than 50% of Brazil’s flex-fuel fleet. Between February and May 1st, 2010, the anhydrous ethanol blend ratio in gasoline reduced from 25% to 20%, yet anhydrous ethanol consumption remained unchanged compared to February and March 2009, once gasoline consumption increased significantly as ethanol prices were above parity during most of the period.

According to ANFAVEA, the auto manufacturers’ association, flex-fuel vehicle sales in Brazil totaled 652,700 units in 4Q10, accounting for 87% of new car sales, 16.1% up year-on-year.

 According to ANP, Diesel sales in the first three months of 2010 totaled 11.1 billion liters, 12.7% up year-on-year. Gasoline A volume increased by a significant 29.7% in the period, with 5.9 billion liters sold, as ethanol prices were above parity and percentage of anhydrous ethanol blended in gasoline decreased. For these same reasons, ethanol consumption dropped by 24.7% in the period to reach 2.8 billion liters.

Operating Performance

 EBITDA per Business Unit

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EBITDA (R$ MM) - FY'10	CAA	Rumo	CCL	Total*
Net Revenues	5,380.1	158.2	10,145.1	15,336.1
(-) Cost of Product Sold / Services Rendered	(4,068.0)	(115.5)	(9,374.6)	(13,210.7)
(=) Gross Profit	1,312.1	42.7	770.5	2,125.4
Gross Margin	24.4%	27.0%	7.6%	13.9%
(-) Selling Expenses	(464.5)	-	(400.1)	(864.6)
(-) General and Administrative Expenses	(386.3)	(18.1)	(92.7)	(497.2)
(-) Other Operating Revenues	312.2	4.0	16.9	333.1
(+) Depreciation and Amortization	584.7	14.2	37.5	636.3
(=) EBITDA	1,358.3	42.8	332.0	1,733.1
EBITDA Margin	25.2%	27.0%	3.3%	11.3%
(=) EBITDAH	1,689.2	41.8	332.0	2,063.0
EBITDAH Margin	31.4%	26.4%	3.3%	13.5%
* Total excludes consolidation

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Net Revenue

4Q'09	4Q'10	Sales Composition (R$MM)	FY'09	FY'10
2,349.8	4,394.1	Net Operating Revenue	6,270.1	15,336.1
853.7	1,850.2	CAA	3,129.6	5,380.1
502.4	1,215.5	● Sugar Revenue - CAA	1,805.1	3,377.8
64.1	347.7	Local	233.8	1,062.3
438.2	867.8	Export	1,571.3	2,315.5
337.5	602.1	● Ethanol Revenue - CAA	1,176.0	1,747.6
257.8	549.7	Local	775.1	1,325.9
79.8	52.4	Export	401.0	421.8
3.6	5.7	● Energy Cogeneration - CAA	15.1	92.4
10.3	26.8	● Other Revenue - CAA	133.4	162.2
9.7	38.3	Rumo	53.9	158.2
9.7	24.9	● Loading	53.9	142.1
-	13.4	● Transportation	-	16.1
1,505.7	2,588.7	CCL	3,106.0	10,145.1
1,393.7	2,401.6	● Fuels Revenue - CCL	2,893.9	9,437.3
106.3	170.4	Ethanol	220.6	757.0
594.6	1,208.6	Gasoline	1,267.0	4,111.0
588.1	999.3	Diesel	1,156.3	4,338.5
104.7	23.3	Other	250.0	230.9
98.2	168.9	● Lubes Revenue - CCL	186.4	634.0
13.8	18.1	● Other Revenue - CCL	25.8	73.7
(19.3)	(83.0)	Eliminations from Consolidation	(19.3)	(347.4)

Net revenue totaled R$15.3 billion in FY’10, versus R$6.3 billion in the previous year. CCL accounted for most of this figure, contributing R$10.1 billion, or 66.2% of the total. CAA’s revenue, which grew by 71.9% to R$5.4 billion, was fueled by the merger of NovAmérica, higher sugar prices and the start-up of the co-generation projects.

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Net Operating Revenue (R$ million)

Sugar Sales - CAA

Sugar sales totaled R$3.4 billion, 87.1% more than the year before. The main factors contributing to the R$ 1.6 billion increase were:

Þ	Record international and domestic prices, 28.9% and 54.4% above previous year which have contributed with gains of approximately R$ 453.5 million and R$ 127.3 million, respectively;

Þ
The higher  sugar volume sold, resulted in an additional revenues of R$640.5 million. This increase in volume can be explained by: (i) NovAmerica consolidation; (ii) the higher share of sugar in the product mix; (iii) the reduction in carryover stocks; and (iv) the distortion in the comparison with the previous year, which had only 11 months.

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Sugar

Volume (thousand tonnes) and Average Unit Price (R$/tonne)

The sugar inventories in FY’10 were 49.0% lower compared to the previous year, reflecting the commercial strategy adopted to capture the higher prices over the last quarter.

Sugar Inventories

	4Q'09	4Q'10
'000 ton	266.4	135.8
R$'MM	109.3	93.6
R$/ton	410	689

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Management Report
March 31st, 2010Ethanol Sales – CAA

Ethanol revenue totaled R$1.7 billion, 48.6%, or R$ 571.6 million, up on FY’09, mainly due to:

Þ
Gain of R$513.2 million from higher ethanol sales, thanks to: (i) the incorporation of NovAmérica’s plants; (ii) the reduction in carryover stocks, taking advantage of the  higher inter-harvest prices; (iii) the effect from the comparison with FY’09, which had only 11 months;

Þ	Gain of R$40.7 million due to the increase in domestic average prices, notwithstanding the 18.3% decrease in the international average prices;

Þ	Loss of R$78.0 million due to higher exports, whose average prices were lower than domestic ones.

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Ethanol

Volume (million liters) and Average Unit Price (R$/thousand liters)

Ethanol inventories were 76.2% lower than in the previous year due to our strategy to capture the higher prices over the off-season period (4Q’10).

Ethanol Inventories

	4Q'09	4Q'10
'000 cbm	287.2	68.2
R$'MM	201.0	56.2
R$/cbm	700	824

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Management Report
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Energy co-generation – CAA

Þ
Energy revenue totaled R$92.4 million, thanks to growing investments in co-generation, which are expected to continue recording strong growth in the coming years. FY’10 was marked by the beginning of energy delivered by Serra, Gasa, Costa Pinto, Tarumã and Maracaí accordingly to the bi-lateral sales contracts and/or auctioned electricity sale contracts. Sales volume totaled 596MWh, at an average of R$141.6/MWh.

Electricity Sales

Volume (thousand MWh) and Average Unit Price (R$/MWh)

Other Products and Services – CAA

Despite the fact that revenue from loading services and electricity sales were no longer considered under CCA’s “Other products and services”, revenue from this line still grew by 21% chiefly due to sales of molasses, fusel oil and sugarcane.

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Rumo

In FY’10, Rumo concluded its first year jointly operating the Cosan Portuária and Teaçú terminals and began transportation operations through a partnership agreement with ALL, with total net revenues of R$158.2 million. Loading volume grew by 131.4% over FY’09, from 3.5 million to 8.1 million tonnes, 34.6% of which (or 2.8 million tonnes) being service to Cosan. This result was achieved because of the merger with Teaçú, NovAmérica’s former terminal, and higher productivity due to synergies and improvements in operational processes.

The average loading price increased by 13.0% over FY’09 to R$17.50/ton.

The transportation agreement entered into with ALL became valid and executable in 4Q’10, generating additional revenue of R$16.1 million in this quarter.

Loading Volume

Volume (million tonnes) and Average Unit Price (R$/tonne)

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Fuel Sales – CCL

CCL’s recorded FY’10 net revenue of R$ 10.1 billion, 226.6% up on the previous year, given that only four months of this company’s results were consolidated in FY’09, as mentioned previously. Fuel segment revenue totaled R$ 9.4 billion, up by 226.1%. The main factors contributing to the net revenues achieved in FY’10 were:

Þ	Ethanol sales of 803.2 million liters, reflecting record vehicle licensing volume between April 2009 and March 2010, 88% of which flex-fuel vehicles;

Þ
Higher ethanol prices in the inter-harvest period, which not only benefited hydrous net revenue, but also resulted in an upturn in gasoline sales volume. This was because ethanol prices were above 70% parity with gasoline prices in many Brazilian sates, causing some flex-fuel owners to switch from ethanol to gasoline, whose prices are higher (average of R$2,207/m3 in FY’10 versus R$942/m3 of ethanol);

Þ	The acquisition of new corporate clients, who accounted for an additional 210 million liters of Diesel in FY’10, beyond the Diesel volume sold to CAA.

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Fuel

Volume (million liters) and Average Unit Price (R$/thousand liters)

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Management Report
March 31st, 2010

Lubricant Sales – CCL

Lubricant sales totaled R$634 million, thanks to the increased share of higher added-value products in the sales mix and the upturn in market share.

Lubricants

Volume (million liters) and Average Unit Price (R$/thousand liters)

CCL Inventories

(Including Fuels and Lubricants)

	4Q'09	4Q'10
'000 cbm	138.5	137.5
R$'MM	274.4	266.5
R$/cbm	1,981	1,938

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Cost of Goods Sold (COGS)

COGS totaled R$13.2 billion, versus R$5.5 billion in the previous year. This substantial upturn reflected the 12-month consolidation of fuel and lubricant distribution, which added R$ 9.4 billion to annual COGS, versus R$2.9 billion in the previous year, when only four months of this business unit were consolidated. In addition, CAA’s COGS increased by 60.5%, chiefly due to higher sales volume, sugar sourcing activities, higher costs for sugar cane acquired from third parties, the poor harvest and the reduction in TRS, the last two due to excess rainfall in the harvest period.

4Q’09	4Q’10	COGS per Product	FY’09	FY’10
(2,109.9)	(3,620.3)	Cost of Good Sold (R$MM)	(5,470.7)	(13,210.7)
(715.9)	(1,296.9)	CAA	(2,533.8)	(4,068.0)
(343.1)	(687.1)	Sugar	(1,313.1)	(2,116.2)
(353.1)	(567.0)	Ethanol	(1,088.9)	(1,745.5)
(19.7)	(42.8)	Other Products & Services - CA	(131.9)	(206.4)
(8.3)	(24.6)	Rumo	(40.1)	(115.5)
(1,405.0)	(2,381.8)	CCL	(2,916.1)	(9,374.6)
19.3	83.0	Eliminations from Consolidation	19.3	347.4
		Average Unit Cost (R$)
482	593	Unit COGS of Sugar (R$/ton)	430	512
808	1,011	Unit COGS of Ethanol (R$/thousand liters)	728	813
1,681	1,757	CCL (R$/thousand liters)	1,700	1,668

CAA

The cost of goods sold and services rendered totaled R$4.1 billion, accompanying sugar and ethanol sales growth and reflecting the merger of NovAmérica and the strong impact of the upturn in the TSR price (due to higher sugar prices in Brazil and abroad) and the reduction in TSR mainly due to adverse weather conditions throughout the harvest.

The R$1.5 billion increase results from the 19.1% upturn in average unit sugar costs and the 11.6% rise in average unit ethanol costs, was chiefly due to:

Þ	The increase in sugar sourcing (purchase of the raw material to be refined and product for subsequent resale and distribution on the domestic market), a

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March 31st, 2010

traditional NovAmerica practice, whose margins are lower and which had an impact of R$61 million;

Þ
The increase of 25.5% in the average TSR price, as calculated by Consecana, from R$0.2772/Kg of TSR to R$0.3492/Kg of TSR, which pushed up the cost of land leased and sugarcane acquired from suppliers, adding approximately R$260 million;

Þ
The effect of lower concentration in the TSR itself (cane sucrose content), from 139.0kg/ton of sugar cane to 129.8kg/ton, surpassed the gains in efficiency in the process of mechanization of the harvest, leading to additional costs of R$180 million;

Þ
Thanks to excessive rainfall, there were less effective crushing days. Consequently, 3.3 million tonnes of cane which were expected to be processed were left in the fields, generating an impact on the dilution of fixed agricultural costs (planting, treatment and leasing);

Þ
Despite the harvesting difficulties, CLT costs (cutting, loading and transport) has not increased benefited from the mechanical harvest which accounted for 64.5% of the total harvest, stood at R$6.25/tonne of cane, cheaper than manual CLT costs.

Rumo

Rumo’s COGS totaled R$115.5 million, including loading and transportation costs, the latter consisting of costs from transshipment, road and rail freight and storage.

The variable part of the loading costs refer mostly to stevedore expenses, port tariffs and electric power, while the fixed part refers to operational labor, equipment rental, port leasing costs and maintenance.

CCL

CCL’s average COGS recorded a decline of R$32/m3 in FY’10, or 2%, lower than FY’09, primarily due to the reduction in Petrobrás’ Diesel price and lower lubricant costs due to the appreciation of the Real against the dollar. The reduction of the average unit cost quoted

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above occurred despite the upturn in the inter-harvest ethanol costs, which affected not only hydrous costs but also those of gasoline C, due to the mandatory gasoline mix with anhydrous ethanol. In addition, between February and April 2010, the ratio was reduced from 25% to 20% turning even more expensive the cost of gasoline C.

Gross Profit

As a result, the Company recorded a FY’10 gross profit of R$2.1 billion, an increase of 165.9% compared to the previous year, with a gross margin equivalent to 13.9%. The ethanol margin recovered throughout the harvest, reaching breakeven at the close of the year. On the other hand, sugar recorded a positive margin of 37.4%, partially benefiting from the increase in international prices and sugar’s greater share of domestic sales. In addition, CCL’s gross unit margin moved up by R$26/m3 to R$137/m3.

4Q'09	4Q'10	Gross Margin per Product	FY'09	FY'10
		Unitary Gross Margin
224	456	Sugar (R$/ton)	161	305
(36)	63	Ethanol (R$/thousand liters)	58	1
120	153	CCL (R$/thousand liters)	111	137
		% Gross Margin/Net Revenues
31.7%	43.5%	Sugar	27.3%	37.4%
-4.6%	5.8%	Ethanol	7.4%	0.1%
14.8%	35.7%	Rumo	25.6%	27.0%
6.7%	8.0%	CCL	6.1%	7.6%

Selling Expenses

Selling expenses increased by 100% compared to the previous year mainly due to the merger of CCL, which contributed with R$400.1 million, and NovAmérica (R$91.4 million).

4Q'09	4Q'10	Selling Expenses	FY'09	FY'10
(101.5)	(225.3)	Selling Expenses (R$MM)	(432.6)	(864.6)
(49.1)	(120.6)	CAA	(317.8)	(464.5)
-	-	Rumo	-	-
(52.4)	(104.7)	CCL	(114.7)	(400.1)

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CAA

Excluding the effects from the NovAmerica merger, CAA recorded selling expenses of R$373.1 million,17.4% higher than the previous year, chiefly due to the following factors:

Þ	The higher sugar exports caused an increase in freight and loading expenses of around 14.4%.

Þ	The increase of 28% in the volume of ethanol exports, which pushed up selling expenses by R$11.5 million.

Þ
Certain initiatives throughout the year to improve the efficiency of make the domestic sales management, including a reduction in retail commissions and bonuses through the revision of sales contracts and agreements in the case of sugar, and the elimination of less profitable accounts.

Rumo

Given the nature of its business, Rumo has no selling expenses.

CCL

CCL’s selling expenses are mostly related to salaries and benefits, freight from product deliveries, maintenance, repairs and environmental expenses and marketing. It is worth noting that this fiscal year was characterized by investments in marketing, maintenance and repairs, in order to improve the image of the service stations, increase brand exposure and give more visibility to ethanol.

General and Administrative Expenses

G&A expenses totaled R$497.2 million, representing 3.2% of FY’10 net revenue, a hefty 80.2% up on the R$275.9 million recorded in FY’09, primarily due to the entry of NovAmérica (R$23.7 million), 12 months of expenses from CCL (R$92.7 million) and Teaçu consolidation by Rumo.

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4Q'09	4Q'10	General & Administrative Expenses	FY’09	FY’10
(78.2)	(173.7)	G&A Expenses (R$MM)	(275.9)	(497.2)
(62.0)	(131.5)	CAA	(245.4)	(386.3)
0.2	(5.8)	Rumo	(5.7)	(18.1)
(16.4)	(36.5)	CCL	(24.8)	(92.7)

CAA

G&A expenses came to R$386.3 million, 57.4% higher than in FY’09, chiefly due to the entry of NovAmérica. The integration of NovAmérica’s systems only took place in the second half of 4Q’10, so its full effects will only be reflected as of 1Q’11. Excluding this impact, G&A expenses increased by 47.8%, due to the following factors:

Þ	Increase of around R$42.0 million due to the provisioning of management and employee bonus payments;

Þ
Upturn of around R$20.0 million in expenses from consulting services, due to projects such as the Shared Services Center (CAN), the implementation of EVA and various other IT projects, a non-recurring events;

Þ
Approximately R$11.0 million from the pay rise following the collective bargaining agreement and increase in other general expenses, such as travel expenses driven by geographic dispersion from our current different offices sites;

Þ	Fine of R$3.5 million levied by ANEEL due to breach of an electricity supply contract by the Paraúna unit.

Rumo

Rumo’s G&A expenses amounted to R$18.1 million, primarily related to the salaries and benefits, security, insurance and consulting services.

CCL

CCL’s G&A expenses totaled R$92.7 million, jeopardized by the following non-recurring effects: (i) R$6.7 million from adjustments due to the transition to the CAN; (ii) additional profit-sharing and bonus provisions of R$5.0 million; (iii) additions to legal proceeding reserves totaling R$1.2 million.

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March 31st, 2010

EBITDA

As a result of all the above, Cosan posted record EBITDA of R$1.7 billion in FY’10, 86.3% more than its previous best of R$930million in FY’07. Of this total, CAA contributed R$1.4 billion, 106.5% up on the previous year, while CCL and Rumo contributed R$332.0 million and R$42.8 million, respectively. Even excluding the non-recurring effects of REFIS (federal tax recovery program) and the sale of the aviation fuel business, EBITDA maintained its historical level of R$1.4 billion.

4Q'09	4Q'10	EBITDA	FY’09	FY’10
165.9	575.9	EBITDA (R$MM)	718.0	1,733.1
7.1%	13.1%	Margin	11.5%	11.3%
121.9	477.7	● CAA	628.7	1,358.3
14.1%	25.3%	Margin	19.8%	25.2%
5.8	13.5	● Rumo	24.7	42.8
60.3%	35.3%	Margin	46.0%	27.0%
38.1	84.6	● CCL	64.5	332.0
2.5%	3.3%	Margin	2.1%	3.3%

CAA

Depreciation and amortization totaled R$584.7 million, 43.1% more than the R$408.6 million reported in FY’09, due to heavy investments in order to increase production efficiency through agricultural mechanization, co-generation and industrial improvements, as well as investments in increasing crushing capacity of the new plants (greenfield units). If this non-cash effect is excluded from operating costs and expenses, CAA recorded EBITDA of R$1.4 billion, chiefly due to the following:

Þ	Adherence to the REFIS program, which generated a positive impact of R$270.3 million, as explained in section F below;

Þ
Non-operating revenue resulting from a capital gain of R$93.1 million due to the sale of the aviation fuel business. In December 2008, Cosan S.A. acquired CCL through its subsidiary Cosanpar Participações, which sold this division in June 2009 for R$115.6 million. The difference between this amount and the amount booked under property, plant and equipment related to the aviation fuel business were

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recorded in the other operating income line, improving the EBITDA, as detailed in previous Financial Letters.

Þ	Non-operating expenses of R$29.9 million from the merger of Teaçu Armazéns Gerais S.A.

Rumo

Rumo recorded EBITDA of R$42.8 million in FY’10, showing an EBITDA margin of 27.0%. It is worth noting that the company recorded R$9.4 million in other operating income from dispatch/demurrage, take or pay and storage services, and a non-recurring non-operating expense of R$5.4 million from accounting adjustments arising from the merger of Teaçú. The depreciation and amortization for the period were R$14.2 million.

CCL

Excluding the non-cash impact of depreciation of R$37.5 million, CCL posted FY’10 EBITDA of R$332.0 million, with a margin of R$59/m3, or 3.3% EBITDA margin versus 2.1% for the previous year, due to the upturn in diesel, ethanol and gasoline sales volume, wider gasoline, diesel and lubricant unit margins, and the capture of logistics synergies from the merger with CAA.

Financial Result

The FY’10 net financial result was a positive R$420.4 million, versus a negative R$817.4 million in the previous year, chiefly fueled by the impact of the exchange variation on dollar-denominated debt, which was positive by R$559.0 million in FY’10 and negative by R$573.7 million in FY’09.

The exchange impact was in turn mainly due to the 37% appreciation of the U.S. dollar against the Real in FY’09 (R$1.6872/US$ x R$2.3152/US$) and the contrary effect in FY’10, when the dollar fell by 23.1% against the Real (R$2.3152/US$ x R$1.7810/US$). The foreign-currency debt has also been increasing in recent years, having closed FY’08, FY’09 and FY’10 at R$1.6 billion, R$2.3 billion and R$3.6 billion, respectively.

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Interest on the gross debt totaled R$414.3 million, versus R$244.5 million in FY’09, chiefly due to the upturn from the merger of NovAmérica, which was consolidated as of June 2009, and the funding for the acquisition of CCL, which impacted only four months in FY’09.

4Q'09	4Q'10	Financial Expenses, Net (R$MM)	FY’09	FY’10
(68.3)	(101.5)	Interest on Financial Debt	(244.5)	(414.3)
9.6	10.8	Financial Investments Income	64.6	52.5
(58.7)	(90.7)	(=) Sub-total: Interest on Net Financial Del	(179.9)	(361.8)
4.7	(27.9)	Other interest and monetary variation	(90.8)	(116.6)
5.2	(70.0)	Exchange Variation	(573.7)	559.0
(125.4)	168.8	Gains (losses) with Derivatives	47.7	330.9
(19.1)	6.0	Others	(20.7)	8.8
(193.4)	(13.7)	(=) Net Financial Expenses	(817.4)	420.4

Sugar volume and price positions with Trading companies and derivatives on March 31, 2009, as well as foreign exchange hedge contracts to protect the Company’s future cash flows are as follows:

Summary of Hedge* as of March 31, 2010:	Fiscal Year
	2010/11	2011/12
Sugar
NY#11
Volume (thd tons)	1,659.4	512.7
Average Price (¢US$/lb)	20.3	17.9
London #5
Volume (thd tons)	79.0	-
Average Price (US$/ton)	622.1	-
FX
US$
Volume (US$ million)	472.3	170.0
Average Price (R$/US$)	1.99	2.03

Note: For sugar we consider written options once they are in the money as a hedge while for FX derivatives we consider the Delta, regardless if in or out of the money

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EBITDAH

EBITDAH totaled R$2.1 billion, versus R$1.7 billion for EBITDA before hedge operations. As can be seen in the graph below, the net hedge result was a positive R$330.9 million, versus a positive R$47.7 million in FY’09. FX derivatives generated a gain of R$517.2 million, helping to mitigate the negative impact of the dollar devaluation on revenue from dollar-denominated sales. Commodities derivatives recorded a loss of R$186.2 million, versus a gain of R$64.0 million in FY’09, reflecting the recovery of international sugar prices throughout most of 2010.

The table below gives a breakdown of EBITDAH per business segment:

4Q'09	4Q'10	EBITDAH	FY’09	FY’10
40.4	744.7	EBITDAH (R$MM)	765.7	2,064.0
1.8%	16.3%	Margin	12.1%	13.2%
(3.5)	646.6	● CAA	676.4	1,689.2
-0.5%	32.0%	Margin	21.3%	29.6%
24.7	13.5	● Rumo	24.7	41.8
-	35.3%	Margin	-	26.6%
38.1	84.6	● CCL	64.5	332.0
2.5%	3.3%	Margin	2.1%	3.3%

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Income Tax

In this fiscal year, Cosan S.A. income tax expenses amounted R$433 million out of which R$355 million were deferred. This result represented an effective tax rate of 30.7% on earnings before taxes (compared to 34% of nominal rate), which reflects both common permanent additions and exclusions and positive impact from specific exclusions from the Tax Recovery Program, described below. In the previous year, we had a positive impact of income tax (R$235 million) as result of losses before taxes on that period and the resulting in deferred tax credits.

Net Income

Cosan posted FY’10 net income of R$986.5 million, versus a net loss of R$473.8 million the year before, fueled by the positive impact of higher sales volume and prices on all segments of the business, which pushed up the gross margin by R$1.3 billion, the effect of the exchange variation on dollar-denominated debt and the benefits from the Refis program.

Net Income (R$ million)

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FINANCIAL SITUATION

Cosan closed FY’09 with gross financial debt of R$5.3 billion (excluding Resolution 24711), 42% up on the R$3.7 billion recorded at the end of FY’09 and just 3.3% up on the R$5.2 billion posted at the close of 3Q’10.

In November 2009, the Company implemented several measures to improve its debt profile, including full settlement of the promissory notes, the 209 senior notes, bank credit certificates and debentures, the last two resulting from the acquisition of NovAmérica and the contracting of: (i) US$ 430 million in export repayments, maturing in 5 years; (ii) US$ 100 million in export credit notes (NCEs), maturing in 3 years; (iii) R$ 300 million in export credit certificates (CCE), maturing in 2 years; and (iv) the disbursement by the BNDES (Brazilian Development Bank) of part of the funding for Jataí and Gasa.

In 4Q’10, the Company opted to prepay financing of R$90 million with the IFC due to its high cost, given that a portion is linked to the Group’s operating cash flow. In addition, the BNDES disbursed R$123.4 million in new contracted loans and the Company contracted additional FINAME funding of around R$100.0 million, for machinery and equipment purchases. In the 4Q’10, a loan named “Proinfa” has been reclassified to the BNDES line as well as for part of the FINAME loan amounting to approximately R$40.0 million.

1 As disclosed in Note 13 to the financial statements, the Resolution 2471 debt is pegged to Brazilian treasury certificates acquired by the Company and recognized under current and non-current assets. Consequently, this debt was excluded from the analysis of indebtedness.

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Debt per Type (R$MM)	FY’09	3T'10	4Q'10	% ST	Var.
Foreign Currency	2,334.9	3,415.8	3,622.5		206.6
Perpetual Notes	1,054.1	792.8	810.9	1.2%	18.12
Senior Notes 2017	936.7	716.7	720.6	1.1%	3.91
Senior Notes 2009	86.5	-	-	0.0%	-
Senior Notes 2014	-	632.3	631.2	1.2%	(1.01)
IFC	114.3	90.9	-	0.0%	(90.94)
FX Advances	143.3	223.2	296.4	100.0%	73.19
Pre-Export Contracts	-	960.0	980.5	20.5%	20.51
Export Credit Notes	-	-	182.8	2.6%	182.83
Local Currency	1,420.1	1,749.0	1,711.4		(37.69)
Promissory Notes	1,162.0	-	-	0.0%	-
BNDES	230.5	844.8	1,057.8	8.2%	213.00
Finame (BNDES)	44.7	156.1	201.1	16.0%	45.02
Working Capital	25.2	20.0	19.5	23.1%	(0.54)
Overdraft	0.1	42.0	36.8	100.0%	(5.19)
Credit Banking Notes	-	121.1	-	0.0%	(121.06)
Credit Notes	-	510.5	378.7	20.8%	(131.75)
CDCA	-	60.2	61.4	51.2%	1.26
PROINFA	-	42.2	-	0.0%	(42.16)
Expenses with Placement of Debt	(42.4)	(47.7)	(44.0)	35.6%	3.73
Gross Debt	3,755.0	5,164.9	5,333.8	14.9%	168.92
Cash and Marketable Securities	719.4	864.1	1,078.4		214.29
Net Debt	3,035.6	4,300.8	4,255.4		(45.37)

Cosan ended the year with a cash position of R$1.1 billion, reducing net debt to R$4.3 billion, or 2.4 times EBITDA in the last 12 months. This EBITDA is calculated using CAA and CCL’s last 12 month EBITDA and NovAmérica’s annualized last 10 month EBITDA.

INVESTMENTS

Cosan’s investment flows totaled R$1.8 billion in FY’10, totaling capex of R$1.9 billion, chiefly in greenfield projects, co-generation projects, planting and inter-harvest maintenance, less R$115.5 million from the sale of the aviation fuel business.

Consolidated capex was 43.1% higher than in the previous year, mainly due to the inclusion of NovAmérica’s assets, investments of R$143.8 million by Rumo, the return of

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planting costs to historical levels and the inclusion of CCL for the entire year, versus only four months in FY’09.

4Q'09	4Q'10	Capex (R$MM)	FY’09	FY’10
167.2	307.8	CAA - Capex Operacional	553.7	722.5
22.0	47.3	● Sugar Cane Planting Costs	118.9	211.9
84.3	197.7	● Inter-harvest Maintenance Costs	144.4	260.9
*	22.3	● SSHE & Sustaining	*	45.0
*	30.5	● Mechanization	*	30.5
61.0	10.1	● Projects CAA	290.4	174.2
160.9	245.7	Operating Capex - CAA	781.2	972.0
53.4	112.0	● Co-generation Projects	325.8	376.4
107.5	46.1	● Greenfield	455.4	462.2
*	87.5	● Expansion	*	133.4
328.1	553.5	Capex - CAA	1,334.8	1,694.5
6.4	48.1	CCL	11.3	87.8
-	143.8	Rumo	-	143.8
334.6	745.4	(=) Capex - Consolidated Cosan	1,346.1	1,926.1
227.7	30.7	● Investments	1,823.6	16.0
(372.1)	(5.3)	● Cash received on Sale of Fixed Assets	(372.1)	(126.2)
190.3	770.8	(=) Investment Cash Flow	2,797.6	1,815.9

* FY’09 figures unavailable, investments previously included in the Projects CAA line

CAA

In FY’10, the Company’s planting investments totaled R$211.9 million, representing a return to historical levels. Planted area came to 53,600 hectares, versus 28,100 hectares in FY’09. Land preparation in as yet unplanted areas is also included in this line.

Inter-harvest maintenance investments totaled R$260.9 million, chiefly due to the addition of the NovAmérica units and the impact of the shorter inter-harvest period, which increased the need for third-party services.

As of this quarter, investments in “Health, safety and the environment & prevention”, which came to R$45.0 million in FY’10, will be recognized separately in order to highlight those investments in our units designed to generate gains in efficiency.

The company invested R$30.5 million in mechanization, giving a mechanization ratio of 64.5%.

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Various CAA projects absorbed R$174.2 million, mainly consisting of investments in the industrial and agricultural areas, aiming to increase the productivity and efficiency of the company’s units.

Electricity co-generation investments amounted to R$376.4 million, 15% up on the year before, reflecting the conclusion of certain projects (Copi, Gasa and Rafard), the operational start-up of two major projects (Barra and Bonfim) and the beginning of works in other plants.

Greenfield capex totaled R$462.2 million, associated with the concluding phase of the Jataí (GO) and Caarapó (MS) projects.

Expansion projects absorbed R$133.4 million, related to the expansion of the Costa Pinto, Gasa, Bonfim, Barra, Tamoio, Ipaussu and Junqueira sugar plants, increasing the company’s production capacity by approximately 400,000 tones per year.

In June 2009, the Company concluded the acquisition of NovAmérica (for more details, see section G – Material Facts).

Rumo

Rumo began investing in locomotives and rolling stock in 4Q’10, totaling R$143.8 million in FY’10. The company received a BNDES financing line to acquire these assets.

CCL

CCL invested R$87.8 million in improvements to service stations, terminal expansions and renovations. The R$76 million increase over FY’09 was mainly due to the inclusion of a full year of the company’s investments for the first time in FY’10.

EFFECTS OF THE TAX RECOVERY PROGRAM (“REFIS”)

The Company entered in the Tax Recovery Program set by the Brazilian Government in accordance with law No. 11.941/09 and Provisional Measure MP 470/09. In the scope of these programs, Cosan had deductions in tax liabilities contingent, mainly related to recovery of taxes and federal contributions with premium IPI credit and IPI credit on purchases of raw material and inputs with zero tax rate, exempt and not exempt, which generated a benefit in the FY’10, recognized under Other Operating Revenues, in the

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amount of R$ 270.3 million. Additionally, this program also enabled the company to use income tax losses credits in the amount of approximately R$ 204 million, to reduce tax obligations that were previously being the subject contest of dispute by the Company. This last benefit, in spite of not impacting the result under the accounting point of view, benefited the Company in the sense that the mentioned tax credits are used only as the Company presents profit according to tax criteria, and is limited to 30% compensation in each annual period.

RETAINED EARNINGS PROPOSAL
It will be proposed, at Cosan S.A. General Shareholders’ Meeting that will take place on July 30th, 2010, that Retained Earnings amount R$266.3 million, being partially designated for the Company’s annual investment program, established on the FY’11 Budget that will also be analyzed and approved at above mentioned General Shareholders Meeting.

RESEARCH AND DEVELOPMENT
In 2002 we established a partnership with the University of Campinas – UNICAMP to develop a system of geographical information, aiming at improvement of the monitoring of our crops. Through this partnership we have developed a tool that monitors the sugar cane crops using satellite images. The system provides subsidy for conduction of more precise production estimates, in addition to generating extremely detailed information concerning the general conditions of our cane fields, which gives us the opportunity of enhancing the procedures for management of agricultural cultures. Presently we monitor all of the land areas where we produce sugarcane, whether on our own land or on leased areas or suppliers’ areas.

We have established service agreements with the following technological institutes for development of new varieties of sugarcane: Centro de Tecnologia Canavieira (Sugarcane Technology Center), or CTC, of which we are the majority shareholder; Federal University of São Carlos – UFSCAR and Instituto Agronômico de Pesquisa (Agronomics Research Institute), or IAC. The CTC is a private institution intended for research and development of new technologies for agricultural, logistics and industrial activities, as well as for creation of new varieties of sugarcane. The CTC developed the biodegradable plastic (PHB) and biological alternatives for control of plagues. Furthermore, it created the VVHP sugar (with

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extremely high polarization), which requires less energy to be processed, and also developed the co-generation technology. We analyze the best forms for possible use of our varieties of sugarcane in view of the different soil and climatic conditions of the five main regions of the State of São Paulo.

We have maintained an agreement with CanaVialis S.A. (“CanaVialis”) since June 2006, to provide to Cosan a program of genetic enhancement of sugarcane specifically developed for our mills. The Company has been obtaining benefits from its support service and from the use of its bio-plant, which allows us to reduce the time that is necessary for production of seedlings and provides for us access to new and improved varieties of sugarcane by means of its genetic enhancement program. In 2006 CanaVialis implemented an experimental station at our Destivale unit, which conducts tests of new species of sugarcane specially selected for Cosan’s production structure.

We analyze and develop, together with our suppliers and partners, different types of input, machinery and agricultural implements used to facilitate and improve the cultivation of sugarcane, considering also the different conditions of our soil. We share this technology with sugarcane suppliers so that they can obtain better sugarcane yields and quality.

In December 2009 the partnership between Cosan and Amyris was announced, which aims at implementation of Amyris technology in one of the mills of the group for production of biofuels with high added value. With an investment of up to R$50 million, in addition to producing sugar and ethanol the unit will be also able to produce farnasene, a chemical component that results from fermentation of sugarcane syrup with yeasts. The partnership is still in a phase of study of the implementation and obtainment of capital for investment. For Cosan, the development of new sources of renewable energy, such as the biofuels, is strategic, and this work with Amyris is part of this context.

PROTECTION OF THE ENVIRONMENT

Oriented by principles of eco-efficiency, the operations of the Cosan Group are regulated by environmental licenses issued by the various pertinent authorities of the States in which we are present. Our units seek to develop and implement management systems that are recognized worldwide.

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Either together with government agencies or in a segregated form, the Company conducts a number of actions with a positive impact on the ecosystem of the communities of its area of influence. Among these actions are the reforesting of ciliar vegetation, ichthyologic repopulation of rivers, recovery of water springs, programs for forest firefighting, implementation of green belts around the industrial units, environmental, landscaping and urbanism recovery of rivers, as well as projects for recovery of hydrographic basins. Cosan’s environmental policy has sought to always observe the following principles: (i) environmental management as a priority and determinant factor for conduction of sustainable development; (ii) continual adjustment to applicable environmental legislation; (iii) adoption of recommendations that result from environmental preservation technical/scientific advancements; and, (iv) use of resources in a way that can assure integration and equilibrium between environmental protection and agricultural/industrial development.

Following its policy, jointly with another three partners Cosan announced the conduction in June/08 of the first international shipment of ethanol with a socio-environmental seal and with verification of important sustainability criteria. The transaction, shipment of which had Sweden as its destination, is the result of a pioneering agreement executed between Cosan and other ethanol producers with Swedish corporation Sekab, the most important buyer of Brazilian ethanol in Europe. The agreement is an initiative of the companies involved in the transaction, aimed at taking the first step in a process of continual improvement, with the purpose of serving one of the most demanding consumers in the world. It is important to stress that the mills were able to meet the requirements of the European consumer without altering their current operating practices.

The major innovation of this agreement is the formal establishment of a process of certification by means of an international and independent company, which will conduct auditing at all of the production units twice-a-year, in order to verify compliance with the following established criteria: (i) reduction of emission of carbon dioxide; (ii) minimum levels of harvest mechanization; (iii) commitment to preservation of the areas of native forest; (iv) zero tolerance for child and non-regulated labor; (v) observance of the minimum wages of the sector; and (vi) adhesion to and compliance with the targets established by the Agro-Environmental Protocol.

In this way, the companies show evidence of compliance with labor laws, respect for environmental norms and also strengthen their commitment to adjustment to the rules of

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the Agro-Environmental Protocol, executed with the State of São Paulo and stipulating the end of the practice of burning the crops until 2014.

As regards Cosan CL, we will be proceeding with all of the projects related to the environment, among which, are highlighted (i) the Esso-Mamirauá Program for Environmental Education in the Central Amazon Region; (ii) the OndAzul Foundation, which is dedicated to preservation of aquatic ecosystems, and (iii) the PiraCena Project, which aims at study and recovery of the Piracicaba River Basin, in São Paulo. Cosan CL, which has always been committed to maintaining high standards of safety, healthy and care with the environment, maintaining awareness of the importance of managing the businesses with the purpose of preventing incidents and controlling spillage and loss of fuels, as well as of rapid and efficient response to incidents resulting from operations, cooperating with the industrial organizations and with the authorized government agencies.

HUMAN RESOURCES

On March 31, 2010, with inclusion of the employees of our controlled subsidiaries (except for CCL), we had 38,573 employees and 34 interns. All of our employees, including migrant and temporary rural workers are hired directly by the Company under the CLT (Brazilian Consolidated Labor Laws) system.

Controlled subsidiary Cosan CL has on its workforce approximately 826 employees and 88 interns, who are assigned principally in the cities of Rio de Janeiro and Curitiba, likewise hired under the CLT system.

The Company maintains harmonious relationships with the Workers’ Unions that represent its employees, of which approximately 30% of the employees are members. The collective bargaining agreements to which we are parties or that we negotiate directly normally have duration of 12 months. The Company ensures compliance with applicable labor legislation, in addition to strict observance of the conditions covenanted in the collective bargaining

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instruments executed with the unions, applying them equally to unionized and non-unionized employees.
Furthermore, as mentioned in the previous topic, the Company has reiterated its commitment established with a Swedish company, in which it committed to maintaining full observance of labor laws, particularly zero tolerance for child labor and for degrading working conditions. This commitment has always permeated Cosan’s conduct and has been fully observed the Company.

We offer for our employees, including our executives, benefit packages that include balanced meals, medical, hospital and dental plan, subsidy for acquisition of medications, food basket or meal vouchers, group life insurance, scholarships, among others, which are applicable to its different internal publics. All of our employees are eligible for the profit sharing programs, which are customized by area of activity and developed in accordance with applicable legislation, with the participation of workers’ committees and representatives of the professional unions, the remuneration for which is based on accomplishment of operating targets and performance. The members of our Board of Directors are not entitled to such benefits.

In the last fiscal year we had results that were relevantly positive in matters concerning Occupational Safety and Health. The corporate team was restructured and began to rely on specialists in the areas of Management, Hygiene, Ergonomics and Emergency Control Systems. This year projects were developed that contributed to a reduction of more than 20% of the TF – Frequency Rate for lost-time accidents, when compared with the previous fiscal year. Among the projects implemented we highlight: (i) the PROEX – Programs for Behavioral Excellence, (ii) the Skills Development for Investigation and Analysis of Accidents and of Occupational Hygiene, and (iii) the Safety Audit in the Agricultural and Industrial areas and the 5 Ss Program.

The company consolidated its professional skills development programs, with strong activity and investments in structured programs for development of managers, leaders and engineers, through an internal MBA and skills development training for professionals of the technical and production areas. In the last year the bases were structured for a solid career and succession plans in the Company, in addition to continuity of the performance and competencies appraisal programs, based on the meritocracy method.

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CORPORATE RESTRUCTURING AND NEW BUSINESS

During the fiscal year ended on March 31, 2010, the principal corporate transactions carried out by the Company were:

a.	Novo Rumo Logística S.A.

According to the shareholders agreement executed on April 9, 2008, harbor concessions and assets for export of sugar of the Company and of Rezende Barbosa S.A. Administração e Participações (“Rezende Barbosa”) were concentrated in Novo Rumo Logística S.A. (“Novo Rumo”), which is indirectly controlled by the Company.

On April 10, 2009 the Company and Rezende Barbosa, which is controller of Nova América, provided for integration of the Cosan and Teaçu Armazéns Gerais S.A. (“Teaçu”) port terminals, which until then had been controlled by Rezende Barbosa. As a result of its transaction, which involved payment of R$121,331 million and issuance of shares of Novo Rumo, the Company acquired 100% of Teaçu, thereby indirectly holding 64.06% of Novo Rumo, with 28.82% remaining in possession of Rezende Barbosa.

b.	Curupay Participações S.A.

On June 18, 2009 the shareholders of the Company approved in an Annual Shareholders’ Meeting the acquisition of Curupay S.A. Participações (“Curupay”), formerly controlled by Rezende Barbosa, through e issuance of 44,300,389 common shares, with equity value of R$334,172 million, the market value of which on that date was R$624,192 million.

As from such date, the Company absorbed in its net equity the investment of Curupay, represented (i) 28.82% of participation in Novo Rumo, (ii) 100% of direct participation in Nova América S.A. Trading, and (iii) 100% of direct and indirect participation in Cosan Alimentos S.A. (“Cosan Alimentos”, formerly named Nova América S.A. - Agroenergia) and relevant subsidiaries. As a result of this transaction, the Company raised its direct and indirect participation in Novo Rumo to 92.9%.

On November 18, 2009 Cosan Alimentos absorbed Nova América S.A. Trading.

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c.	Sale of the aviation fuels business to Shell do Brasil Ltda.

On June 17, 2009 subsidiary Cosanpar sold to Shell the assets of the aviation fuel business, for the amount of R$115,601 million.

d.	TEAS Terminal Exportador de Álcool de Santos (Santos Ethanol Exporting Terminal) (“TEAS”)

On November 24, 2009 the Company acquired 10,527,295 common shares issued by TEAS, for the total amount of R$20,002 million, increasing its equity participation by more than 26.67%, thereby detaining 66.67% of the total and voting capital stock of the mentioned company.

e.	Logispot Armazéns Gerais S.A. (“Logispot”)

On November 12, 2009, through its subsidiary Rumo Logística S.A. (“Rumo”), Cosan acquired 166,590 common shares issued by Logispot, equivalent to 14.28% of the capital stock of that company.

f.	Joint Venture with Shell

In February 2010 the Company executed a non-binding memorandum of understanding, valid for 180 days, with Shell International Petroleum Company Ltd. ("Shell"), by which they plan to create a joint venture involving the sugar, ethanol and fuel distribution assets of the Company and the fuel distribution assets of Shell in Brazil. Formalization of this agreement is subject to fulfillment of certain conditions and conclusion of the negotiations.

PERSPECTIVES

The new fiscal year promises to be one of major challenges for all of the Cosan business units. The joint venture with Shell must have its negotiations completed and its terms approved by the regulating agencies. Rumo Logística has an ambitious plan of conduction

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of investments, while the co-generation of energy is expected to have 10 units producing and delivering energy.

During this year the fuels distribution sector will have a major opportunity for growth and for obtainment of important synergies through the joint venture with Shell. Once the joint venture is approved, a number of measures related to integration of the assets and consequent corporate restructuring will be necessary. The joint venture will permit obtaining volume gains that, together with the logistics and administrative operating synergies, will create all of the opportunities for the new company to become the most efficient in the sector.

Rumo Logística has declared that as from January 2010 the agreements with ALL became valid and enforceable in all of their covenanted terms and conditions. Thus, the investments plan of approximately R$1,2 billion will continued to be implemented so as to increase the capacity of rail transport of bulk sugar and its sub-products, from the present 2 million tons to approximately 11 million by 2013, securing new customers, motivating them to migrate from highway transportation to the railway modal, which is more efficient, economical and integrated with the port services.

In the area of trading energy from sugarcane bagasse (co-generation) we will have major advancements with the start-up of new production units (Barra, Bonfim, Jataí and Caarapó), which during this harvest will start trading surplus energy, so as to perform their contractual obligations established by means of prices negotiated in the energy auctions that have been held.

The sugar and ethanol segment will continue to offer major opportunities for growth and consolidation, mainly from the prices cycle of the sugar commodity, which is entering a worldwide surplus phase, after 2 consecutive years of deficit. Furthermore, this year, after execution of the joint venture with Shell, we will be well capitalized and with low leverage in order to select the best deals in the M&A market, contributing to increased consolidation of the sector. In addition, the processes of continual enhancement and the quest for efficiencies in our production costs, in the existing and acquired units, will continue to guide us.

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For all of this, we expect this year to take an important step towards our mission of offering increasingly cleaner energy for peoples’ lives, without losing our focus on being a world benchmark in terms of clean and renewable energy.

INVESTORS RELATIONS

Cosan is a publicly-held joint stock company. On March 31, 2010 capital stock was represented by 406,560,317 common registered book-entry shares (328,284,884 on March 31, 2009), with no par value.

The Company conducted its initial shares offering in the São Paulo Stock Exchange (BOVESPA) in November 2005, listed under the principal level of corporate governance of the BOVESPA, the Novo Mercado (New Market). The Company’s controller, Cosan Limited, conducted its initial shares offering in the New York Stock Exchange (NYSE) in August 2007. The Cosan Group is a pioneer in the sugar and ethanol sector, having become the first Brazilian group to go public in Brazil and in the United States of America.

The Company’s relationship with the financial community and with the investors stands out for its disclosure of information with transparency and characterized by its respect for legal and ethical principles. The Investors Relations area maintains contacts with investors and market analysts, sponsoring events for disclosure of information concerning the Company’s performance. Cosan also maintains a site for relationship with investors that contains information that is always updated, specific, segmented and aimed at distinct publics: analysts, institutional investors and individual investors.

CORPORATE GOVERNANCE

Cosan conducts its operations following best corporate governance practices. The Company is listed in the principal level of Corporate Governance of the Bovespa, known as the Novo Mercado, since it launched its shares in the Brazilian stock market in 2005, and is bound by the arbitration rules of the Câmara de Arbitragem do Mercado (Chamber of Arbitration of the Market), in accordance with the Commitment Clause of its By-Laws.

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In order to ensure transparency of management and of its businesses, for the benefit of shareholders and investors, the Company relies on a policy of disclosure of information that establishes rules and procedures for persons who are linked to the Company (executives and employees) who have access to relevant information and facts, and defines the criteria, the moment and the party responsible for disclosure of such information to the investors, in order to assure that the data for the market are distributed in an ample, transparent and homogenous form.

The Company’s equity controller was the first Foreign Private Investor (FPI) in the sector that it operates to be listed on the New York Stock Exchange. In this way, the Company implemented the internal controls procedures with the aim of adapting to the requirements of Section 404 of the Sarbanes-Oxley Law (SOX), based on the methodology established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) for internal controls. The Company adjusted to Section 302 of the same Law, which determines that executive officers must represent that they are responsible for the controls and procedures for disclosure of information. The Company has been continually enhancing its internal processes and ratifying its commitment to better Corporate Governance practices.

Board of Directors – Our board of directors is the body that takes the decisions and is responsible for, among other incumbencies, establishing the general guidelines and policies of our business. Our board of directors is also responsible for supervision of our executive board and for monitoring implementation by the executive officers of the policies and guidelines that are established from time to time by the board of directors. The Cosan Board of Directors consists of nine members, of whom three are independent. On August 29, 2008 the members of the Board of Directors of the Company were reelected in an Annual Shareholders’ Meeting for a new term of office.

Fiscal Council – Instituted and elected on August 30, 2007, it consists of three regular members, all of whom have an annual term of office. Integrated with the transparency and corporate governance policy, the Fiscal Council meets every quarter to monitor the administrative acts and to analyze the Company’s financial statements.

Executive Board – Acts as an executive body. The Executive Officers are responsible for internal organization, daily transactions and implementation of the general policies and

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guidelines established from time to time by our board of directors. Responsible for direct management of the businesses, it consists of a president and chief executive officer, three executive vice-presidents and three executive officers, who are elected by the Board of Directors for a term of office of two years, which can be extended until investiture of the members to be elected subsequently.

Risk Management Committee - Our risk management committee comprises three members of the Board, one of them independent, which meets at least annually to discuss and determine the Company's hedge policy. Members of our risk management committee are Mr. José Alexandre Scheinkman (Chairman), Marcelo Eduardo Martins and Marcos Marinho Lutz. Additionally, we have also established an Executive Committee of Risks, formed by a member of the Board and several executives of the Company. The Executive Committee meets weekly to analyze the behavior of the exchange and commodity markets, to discuss the positions of hedging and pricing strategy for the sugar’s export, to reduce the adverse effects of changes in sugar prices and the exchange rate as well as monitoring the liquidity and counterparty (credit) risks. Our policy is to hedge the cash flow’s exposure to the risks described above mainly by means of natural hedge. For exposures that can not be considered as natural hedge, we use derivative financial instruments, including futures contracts, swaps and options in OTC markets, stock exchanges or financial institutions with high ratings.

Audit Committee – Cosan Limited Board of Directors decided that Marcus Vinicius Pratini de Moraes (Chairman of the Board) and Mailson Ferreira da Nóbrega are the “financial specialists of the audit committee”, as defined in the current rules of the SEC, fulfilling the requirements of independence of the SEC and the listing standards of the NYSE. To obtain more information about our audit committee, see “Item 6C. Board Practices - Audit Committee”. The members of our audit committee are Messrs. Marcus Vicinius Pratini de Moraes (Chairman), Mailson Ferreira da Nóbrega and Hélio França.

Compensation Committee – We have a compensation committee that is responsible for reviewing and approving the remuneration and benefits granted to our executive officers and to the key members of our management, making recommendations to the Board in relation to matters relative to compensation and to granting to our executive officers and other employees remuneration based on shares, according to our stock incentives plan. The committee is also responsible for analyzing the terms of the plan, for altering it and for

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taking any other measures that may be necessary to manage it in our best interest. The members of our compensation committee are Messrs. Pedro Isamu Mizutani (Chairman), Marcus Vinicius Pratini de Moraes and Marcelo de Souza Scarcela Portela.

RELATIONSHIP WITH OUTSIDE AUDITORS

The Company’s policy for contracting with the independent auditors services that are not related to outside auditing is based on the principles that preserve their independence. According to internationally accepted standards, these principles are that: (a) the auditor must not audit his/her own work; (b) the auditor must not perform in a position of management with his/her client, and (c) the auditor must not legally represent the interests of his/her clients.

In compliance with CVM Instruction No. 381/03, we inform that the other services contracted with our independent auditors – Ernst & Young Auditores Independentes S.S. and their related parties, during the current fiscal year, were related to review of the internal controls, review of the sustainability report and other services related to auditing work and that had no implication for the principle of independence described in the above paragraph.

APPRECIATION

The Management of Cosan S.A. Indústria e Comércio is thankful to its shareholders, customers, suppliers and financial institutions for their collaboration and trust, and most specially to its employees for their dedication and applied efforts.

Management.

* * * * *

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STATEMENT FROM OFFICERS

Under the terms of article 25, 1st paragraph, 5th and 6th items of Instruction CVM nr 480/09, the Executive Body declares that reviewed, discussed and agreed with the Financial Statements from the fiscal year 2010, ended on March 31st, 2010. The Body also reviewed, discussed and agreed with the Report of Independent Auditors issued on June 10th, 2010, by Ernst & Young Auditores Independentes S.S., CRC 2SP015199/O-6.

* * * * *

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Consolidated Financial Statements

Cosan Limited

as of March 31, 2010 and 2009 and April 30, 2008

COSAN LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010 and 2009 and April 30, 2008

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	1

Consolidated balance sheets March 31, 2010 and 2009	2
Consolidated statements of operations for the year ended March 31, 2010, for the
eleven-month period ended March 31, 2009 and for the year ended April 30, 2008	4
Consolidated statements of shareholders’ equity and comprehensive income (loss) for the year ended March 31, 2010, for the eleven-month period ended March 31, 2009
and for the year ended April 30, 2008	5
Consolidated statements of cash flows for the year ended March 31, 2010, for the
eleven-month period ended March 31, 2009 and for the year ended April 30, 2008	6
Notes to the Consolidated Financial Statements	7

Condomínio São Luiz Av. Pres. Juscelino Kubitschek, 1830 Torre I - 8º Andar - Itaim Bibi 04543-900 - São Paulo, SP, Brasil Tel: (5511) 2573-3000 Fax: (5511) 2573-5780 www.ey.com.br

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Cosan Limited

We have audited the accompanying consolidated balance sheets of Cosan Limited and subsidiaries as of March 31, 2010 and 2009, and the related consolidated statements of operations, shareholders' equity, comprehensive income (loss), and cash flows for the year ended March 31, 2010, the eleven-month period ended March 31, 2009 and the year ended April 30, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cosan Limited and subsidiaries as of March 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for the year ended March 31, 2010, the eleven-month period ended March 31, 2009 and the year ended April 30, 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), Cosan Limited's internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 10, 2010 expressed an unqualified opinion thereon.

São Paulo, June 10, 2010

ERNST & YOUNG
Auditores Independentes S.S.
CRC 2SP015199/O-8

Luiz Carlos Nannini
Accountant CRC 1SP171638/O-7
Uma empresa-membro da Ernst & Young Global Limited

COSAN LIMITED

Consolidated balance sheets
March 31, 2010 and 2009
(In thousands of U.S. dollars, except share data)

	March 31,	March 31,
	2010	2009
Assets
Current assets:
Cash and cash equivalents	623,675	508,784
Restricted cash	25,251	5,078
Derivative financial instruments	129,456	7,352
Trade accounts receivable, less allowances: 2010 – $32,144;
2009 – $21,241	430,328	258,863
Inventories	587,720	477,792
Advances to suppliers	132,258	88,991
Recoverable taxes	184,090	114,641
Other current assets	49,155	65,956
	2,161,933	1,527,457

Property, plant, and equipment, net	4,146,499	2,259,427
Goodwill	1,362,071	888,793
Intangible assets, net	602,263	243,142
Accounts receivable from Federal Government	187,385	139,700
Judicial deposits	94,083	73,975
Other non-current assets	440,672	288,608
	6,832,973	3,893,645
Total assets	8,994,906	5,421,102

	March 31,	March 31,
	2010	2009
Liabilities and shareholders’ equity
Current liabilities:
Trade accounts payable	320,044	197,220
Taxes payable	121,203	69,042
Salaries payable	79,497	40,237
Current portion of long-term debt	471,061	781,664
Derivative financial instruments	43,067	28,894
Dividends payable	24,696	-
Other liabilities	111,971	47,641
	1,171,539	1,164,698
Long-term liabilities:
Long-term debt	2,845,667	1,251,095
Estimated liability for legal proceedings	294,605	497,648
Taxes payable	381,805	151,476
Deferred income taxes	408,832	40,377
Other long-term liabilities	209,402	175,043
	4,140,311	2,115,639

Shareholders’ equity:
Common shares class A1, $.01 par value. 1,000,000,000
shares authorized; 174,355,341 shares issued and
outstanding	1,743	1,743
Common shares class B1, $.01 par value. 96,332,044 shares
authorized, issued and outstanding	963	963
Common shares class B2, $.01 par value. 92,554,316 shares
authorized	-	-
Additional paid-in capital	1,932,117	1,926,733
Accumulated other comprehensive income (loss)	167,103	(243,607)
Retained earnings (accumulated losses)	242,264	(89,595)
Equity attributable to shareholders of Cosan Ltd	2,344,190	1,596,237
Equity attributable to noncontrolling interests	1,338,866	544,528
Total shareholders’ equity	3,683,056	2,140,765
Total liabilities and shareholders’ equity	8,994,906	5,421,102

See accompanying notes to consolidated financial statements.

COSAN LIMITED

Consolidated statements of operations
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended
April 30, 2008
(In thousands of U.S. dollars, except share data)

	March 31,	March 31,	April 30,
	2010	2009	2008
Net sales	8,283,151	2,926,460	1,491,233
Cost of goods sold	(7,223,265)	(2,621,861)	(1,345,592)
Gross profit	1,059,886	304,599	145,641
Selling expenses	(470,322)	(213,257)	(168,623)
General and administrative expenses	(271,260)	(140,147)	(115,127)
Operating income (loss)	318,303	(48,805)	(138,109)
Other income (expenses):
Financial income (expenses), net	203,680	(370,806)	116,767
Gain on tax recovery program	144,857	-	-
Other	34,089	(2,290)	(3,670)
Income (loss) before income taxes and equity in	700,931	(421,901)	(25,012)
income (loss) of affiliates
Income taxes (expense) benefit	(184,781)	144,690	19,810
Income (loss) before equity in income (loss) of	516,150	(277,211)	(5,202)
affiliates
Equity in income (loss) of affiliates	(10,254)	6,128	(239)

Net income (loss)	505,896	(271,083)	(5,441)
Loss (net income) attributable to noncontrolling
interests	(174,037)	82,995	22,004
Net income (loss) attributable to Cosan Ltd.	331,859	(188,088)	16,563
Per-share amounts attributable to Cosan Ltd.
Earnings (loss) from continuing operations
Basic and diluted	1.23	(0.76)	0.09

Weighted number of shares outstanding
Basic and diluted	270,687,385	246,868,311	174,893,145

See accompanying notes to consolidated financial statements.

COSAN LIMITED

Consolidated statements of shareholders’ equity and comprehensive income
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, except share data)

	Capital stock
							Accumulated
	Common	Common	Common	Common		Retained	other
	number of	number of	amount of	amount of	Additional	earnings	comprehensive
	class A	class B	class A	class B	paid-in	(accumulated	income	Noncontrolling
	shares	shares	shares	shares	capital	losses)	(loss)	interests	Total
Balances at April 30, 2007	-	96,332,044	-	963	354,022	81,930	36,696	463,551	937,162

Issuance of common shares for cash	111,678,00	-	1,117	-	1,117,316	-	-	372,955	1,491,388
	0
Public Tender Offering for Shares	18,232,812	-	182	-	250,774	-	-	(141,879)	109,077
Stock compensation	-	-	-	-	3,466	-	-	3,837	7,303
Dilution on exercise of Cosan S.A. stock options	-	-	-	-	(2,438)	-	-	1,629	(809)
Net income	-	-	-	-	-	16,563	-	(22,004)	(5,441)
Currency translation adjustment	-	-	-	-	-	-	135,145	118,675	253,820
Total comprehensive income									248,379

Balances at April 30, 2008	129,910,812	96,332,044	1,299	963	1,723,140	98,493	171,841	796,764	2,792,500

Issuance of common shares for cash	44,444,529	-	444	-	199,556	-	-	7,328	207,328
Exercise of stock options in subsidiary	-	-	-	-	-	-	-	4,770	4,770
Issuance of subsidiary shares to non controlling interest	-	-	-	-	-	-	-	7,670	7,670
Stock compensation	-	-	-	-	4,037	-		1,820	5,857
Pension plan	-	-	-	-	-	-	1,629	734	2,363
Net loss	-	-	-	-	-	(188,088)	-	(82,995)	(271,083)
Currency translation adjustment	-	-	-	-	-	-	(417,077)	(191,563)	(608,640)
Total comprehensive loss	-	-	-	-	-	-	-		(877,360)

Balances at March 31, 2009	174,355,341	96,332,044	1,743	963	1,926,733	(89,595)	(243,607)	544,528	2,140,765

Acquisition of Teaçu	-	-	-	-	52,651	-	-	93,320	145,971
Issuance of subsidiary shares to non controlling interest	-	-	-	-	9,840	-	(1,735)	246,123	254,228
Acquisition of non-controlling interest in subsidiary	-	-	-	-	(17,739)	-	-	(11,485)	(29,224)
Sale of warrants in subsidiary	-	-	-	-	(4,594)	-	-	4,594	-
Exercise of stock options in subsidiary	-	-	-	-	(2,372)	-	(251)	5,961	3,339
Exercise of common stock warrants in subsidiary	-	-	-	-	(34,480)	-	3,441	62,232	31,192
Acquisition of TEAS	-	-	-	-	-	-	-	9,075	9,075
Stock compensation	-	-	-	-	2,078	-	-	1,241	3,319
Net income	-	-	-	-	-	331,859	-	174,037	505,896
Pension plan	-	-	-	-	-	-	18,804	11,395	30,199
Unrealized gain on available-for-sale securities	-	-	-	-	-	-	4,258	-	4,258
Currency translation adjustment	-	-	-	-	-	-	386,193	197,845	584,038
Total comprehensive income									1,124,391

Balances at March 31, 2010	174,355,341	96,332,044	1,743	963	1,932,117	242,264	167,103	1,338,866	3,683,056

See accompanying notes to consolidated financial statements.

COSAN LIMITED

Consolidated statements of cash flows
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars)

	March 31,	March 31,	April 30,
	2010	2009	2008
Cash flow from operating activities:
Net (loss) income attributable to Cosan Limited	331,859	(188,088)	16,563
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	488,516	290,739	236,065
Deferred income taxes	143,322	(145,328)	(52,438)
Interest, monetary and exchange variation	(131,448)	497,342	(43,684)
Gain on tax recovery program	(144,857)	-	-
Net loss (income) attributable to noncontrolling interests	174,037	(82,995)	(22,004)
Others	7,600	14,465	15,248
Decrease/increase in operating assets and liabilities
Trade accounts receivable, net	1,356	(23,694)	(57,107)
Inventories	126,164	(85,891)	(31,739)
Advances to suppliers	37,362	21,091	(8,363)
Recoverable taxes	(20,535)	(32,858)	(44,543)
Trade accounts payable	(26,117)	33,426	33,702
Derivative financial instruments	(111,077)	4,365	90,383
Taxes payable	192,482	(17,072)	(19,588)
Other assets and liabilities, net	(257,691)	(28,924)	(54,902)
Net cash provided by operating activities	810,973	256,578	57,593

Cash flows from investing activities:
Restricted cash	(18,650)	29,312	(25,886)
Marketable securities	-	558,761	(670,980)
Proceeds from sales of the Aviation business	58,431	-	-
Proceeds from sales of property, plant and equipment	5,959	160,703	-
Additions of property, plant and equipment	(1,081,484)	(606,155)	(642,886)
Acquisitions, net of cash acquired and other investments	(9,007)	(930,411)	(101,961)
Net cash used in investing activities	(1,044,751)	(787,790)	(1,441,713)

Cash flows from financing activities:
Proceeds from issuance of common stock	-	200,000	1,118,433
Capital increase in subsidiaries from minorities	57,405	11,247	324,351
Treasury stock	-	(1,979)	-
Related parties	(85,593)	(15,823)	-
Payments of dividends from subsidiaries	-	-	(44,935)
Additions of long-term debts	2,020,673	789,549	117,533
Payments of long-term debts	(1,839,524)	(111,079)	(492,052)
Net cash provided by financing activities	152,961	871,915	1,023,330
Effect of exchange rate changes on cash and cash equivalents	195,708	99,704	112,625
Net increase (decrease) in cash and cash equivalents	114,891	440,407	(248,165)
Cash and cash equivalents at beginning of year	508,784	68,377	316,542
Cash and cash equivalents at end of year	623,675	508,784	68,377

Supplemental cash flow information
Cash paid for:
Interest	208,367	74,049	124,502
Income taxes	33,403	3,855	18,787
Non-cash transactions:
Acquisitions paid with equity	435,405	-	250,774

See accompanying notes to consolidated financial statements.

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended
April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

1.	Operations

Cosan Limited (“Cosan” and “the Company”) was incorporated in Bermuda as an exempted company on April 30, 2007. In connection with its incorporation, Cosan Limited issued 1,000 shares of common stock for US$10.00 to Mr. Rubens Ometto Silveira Mello, who indirectly controls Cosan S.A. Indústria e Comércio and its subsidiaries (“Cosan S.A.”).

The companies included in the consolidated financial statements have as their primary activity the production of ethanol and sugar, the marketing and distribution of fuel and lubricants in Brazil, and logistics services in the state of São Paulo, Brazil. They are constantly pursuing opportunities to capitalize on the growing demand for ethanol and sugar in the world. They are focused on increasing production capacity through expansion of existing facilities, development of greenfield projects and, as opportunities present themselves, acquisitions.

Cosan S.A. was the predecessor to Cosan and was the primary operating business in the consolidated group prior to reorganization in August, 2007. In contemplation of an initial public offering on August 1, 2007, Aguassanta Participações S.A. and Usina Costa Pinto S.A. Açúcar e Álcool, controlling shareholders of Cosan S.A. and both indirectly controlled by Mr. Rubens Ometto Silveira Mello, the controlling shareholder, contributed their common shares of Cosan S.A. to Cosan in exchange for 96,332,044 of our class B1 common shares. The common shares contributed to the Company by Aguassanta Participações S.A. and Usina Costa Pinto S.A. Açúcar e Álcool consisted of 96,332,044 common shares of Cosan, representing 51.0% of Cosan S.A. outstanding common shares. As a result of this reorganization Cosan Ltd. became the controlling shareholder of Cosan S.A.. The reorganization was accounted for as a reorganization of companies under common control in a manner similar to a pooling of interests.

On August 17, 2007, the Company concluded its global offering of 111,678,000 class A common shares which resulted in gross proceeds in the amount of US$1,171,027. As a result of the global offering, Cosan’s shares are traded on the New York Stock Exchange (NYSE) and on the São Paulo Stock Exchange (Bovespa) by BDR (Brazilian Depositary Receipts).

The costs directly attributable to the offering were charged against the gross proceeds of the offering in a total amount of US$52,594. Therefore the net proceeds related to the IPO totaled US$1,118,433.

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended
April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

1.	Operations (Continued)

On April 23, 2008, Cosan S.A. entered into an agreement with ExxonMobil International Holding B.V., or “Exxon”, for the acquisition of 100% of the capital of Esso Brasileira de Petróleo Ltda. and its subsidiaries (“Essobrás”), a distributor and seller of fuels and producer and seller of lubricants and specialty petroleum products of ExxonMobil in Brazil. On December 1, 2008 the Company completed the acquisition of all of the outstanding shares of Essobrás (see further discussion regarding this acquisition at Note 8). On January 16, 2009 the Company changed the corporate name of Essobrás to Cosan Combustíveis e Lubrificantes S.A. (“Cosan CL”).

On July 17, 2008, the Board Director’s approved the modification of the end of fiscal year from April 30 to March 31 of each year. Therefore the consolidated statements of operations and cash flows presented in these financial statements lack comparison to the eleven month period ended March 31, 2009.

On August 28, 2008, Cosan S.A. announced the incorporation of a new affiliate named Radar Propriedades Agrícolas S.A. (“Radar”), which engages in farm real estate investments in Brazil. The initial capital contribution was US$185,000, of which US$35,000 was invested by Cosan (18.92%) and US$150,000 by another shareholder (81.08%). On August 25, 2009, an additional capital contribution of US$33,262, was approved, of which US$6,293 (18.92%) was invested by Cosan and the remainder by the other shareholder. On December 15, 2009, an additional capital contribution of US$8,944, was approved, of which US$1,692 (18.92%) was invested by Cosan and the remainder by the other shareholder.

On April 9, 2009, Cosan S.A. entered into an agreement with Rezende Barbosa S.A. Administração e Participações (“Rezende Barbosa”) to acquire 100% of the outstanding shares of Teaçu Armazéns Gerais S.A. (“Teaçu”). Teaçu operates a port terminal concession in the city of Santos. In connection with this acquisition the Company concentrated its port concessions in the subsidiary Rumo Logística S.A. See further discussion regarding this acquisition at Note 8.

On June 17, 2009, Cosanpar Participações S.A. (“Cosanpar”), a wholly-owned subsidiary of Cosan S.A. sold its aviation fuel business that was acquired in the Essobrás acquisition, to Shell Brasil Ltda. for US$58,431 cash. The results of operations of this business were recorded in the fuel distribution and lubricants segment. The carrying value of the net assets sold was US$40,084, which resulted in a gain net of taxes of US$19,150.

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended
April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

1.	Operations (Continued)

On June 18, 2009, Cosan S.A. entered into an agreement with Rezende Barbosa to acquire 100% of the outstanding shares of Curupay S.A. Participações (“Curupay”). The principal investment of Curupay was 100% of the outstanding shares of Cosan Alimentos S.A. (former Nova América S.A. Agroenergia). Cosan Alimentos S.A. ( “Cosan Alimentos”) is a producer of sugar, ethanol and energy co-generation which also operates in trading and logistics. See further discussion regarding this acquisition at Note 8.

On November 24, 2009, Cosan S.A. entered into an agreement with Crystalsev Comércio e Representação Ltda and Plínio Nastari Consultoria e Participações Ltda to acquire 26,7% of the outstanding shares of TEAS Terminal Exportador de Álcool de Santos S.A. (“TEAS”). As a result, this increased its ownership percentage from 40,0% to 66,7% of the TEAS’s capital. TEAS operates a port terminal concession in the city of Santos. See further discussion regarding this acquisition at Note 8.

On November 12, 2009, the Company, through its subsidiary Rumo Logística S.A., acquired a 14.28% interest in Logispot, represented by 166,590 common shares, for $11,606 cash. Logispot is a logistics hub and warehouse based in the city of Sumaré.

On February 1, 2010, the Company announced that it, along with Royal Dutch Shell, had reached a non-binding memorandum of understanding, to expire in 180 days, to form a joint venture for a combined 50/50 investment. Cosan will contribute its sugar and ethanol and its distribution assets to the joint venture while Shell will contribute its distribution assets in Brazil. Shell will also make a fixed cash contribution in the amount of US$1,625 billion over a 2 year period. The closing of this transaction is dependent upon the conclusion of the negotiations.

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended
April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

2.	Presentation of the consolidated financial statements

Basis of presentation

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which differs in certain respects from accounting principles generally accepted in Brazil ( “Brazilian GAAP”), which Cosan S.A. uses to prepare its statutory consolidated financial statements as filed with the Brazilian Securities Commission - CVM ( “Comissão de Valores Mobiliários”).

The functional currency and the reporting currency of Cosan is the U.S. dollar. The Brazilian real is the currency of the primary economic environment in which Cosan S.A. and its subsidiaries located in Brazil operate and generate and expend cash and is the functional currency, except for the foreign subsidiaries in which U.S. dollar is the functional currency. However, Cosan S.A. utilizes the U.S. dollar as its reporting currency. The accounts of Cosan S.A. are maintained in Brazilian reais, which have been translated into U.S. dollars in accordance with Accounting Standards Codification (“ASC”) 830 “Foreign Currency Matters”. The assets and liabilities are translated from reais to U.S. dollars using the official exchange rates reported by the Brazilian Central Bank at the balance sheet date and revenues, expenses, gains and losses are translated using the average exchange rates for the period. The translation gain or loss is included in the accumulated other comprehensive income component of shareholders’ equity, and in the statement of comprehensive income (loss) for the period in accordance with the criteria established in ASC 220 “Comprehensive Income”.

The exchange rate of the Brazilian real (R$) to the U.S. dollar (US$) was R$1,7810=US$1.00 at March 31, 2010, R$2.3152=US$1.00 at March 31, 2009 and R$1.6872=US$1.00 at April 30, 2008.

3.	Significant accounting policies

a. Principles of consolidation

The consolidated financial statements include the accounts and operations of Cosan and its subsidiaries. All significant intercompany accounts and transactions are eliminated upon consolidation.

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended
April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (Continued)

The following subsidiaries were included in the consolidated financial statements for the year ended March 31, 2010, eleven-month period ended March 31, 2009 and the year ended April 30, 2008.

	Ownership % direct and indirect

	2010	2009	2008
Cosan S.A. Indústria e Comércio	62.27%	62.27%	62.27%
Administração de Participações Aguassanta Ltda.	56.98%	56.98%	56.98%
Cosan S.A. Açúcar e Álcool (1)	62.02%	62.02%
Aguas da Ponta Alta S.A.	62.02%	62.02%
Vale da Ponte Alta S.A.	62.02%	62.02%
Agrícola Ponte Alta S.A.	62.02%	62.02%	61.71%
Cosan Centroeste S.A. Açúcar e Álcool	62.02%	62.02%	61.71%
Barra S.A. Bioenergia	62.02%	62.02%	61.71%
DaBarra Alimentos Ltda.	62.02%	62.02%	61.71%
Bonfim Nova Tamoio – BNT Agrícola Ltda.	62.02%	62.02%	61.71%
Benálcool S.A. Açúcar e Álcool	62.02%	62.02%	61.71%
Barrapar Participações S.A.	62.02%	62.02%
Aliança Indústria e Comércio de Açúcar e Álcool S.A.	62.02%	62.02%
Cosan Distribuidora de Combustíveis Ltda.	62.21%	62.27%	62.21%
Cosan S.A. Bioenergia	62.27%	62.27%	62.27%
Cosan International Universal Corporation	62.27%	62.27%	62.27%
Cosan Finance Limited	62.27%	62.27%	62.27%
Grançucar S.A. Refinadora de Açúcar	62.27%	62.27%	62.27%
Cosanpar Participações S.A. (2)	-	62.27%	-
Cosan Combustíveis e Lubrificantes S.A.	62.27%	-	-
Copsapar Participações S.A.	56.04%	56.04%	-
Novo Rumo Logística S.A.	57.85%	-	-
Rumo Logística S.A.	57.85%	-	-
Cosan Operadora Portuária S.A.	57.85%	57.85%	-
Teaçú Armazéns Gerais S.A.	57.85%	-	-
Teas Terminal Exportador de Álcool de Santos S.A. (3)	41.53%	19.83%	-
Cosan Alimentos S.A. (formerly known as Nova América S.A. –	62.27%	-	-
Agroenergia)
Pasadena Empreendimentos e Participações S.A. (4)	-	-	-

(1) Usina da Barra S/A Açúcar e Álcool was renamed as Cosan S/A Açucar e Alcool;
(2) In June 23, 2009, Cosan CL incorporated the Cosanpar Participações S/A.; and
(3) Increase of stockholding with acquisition of control (see Note 8).
(4) Immaterial special purpose entity controlled by the Company

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended
April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (Continued)

b. Revenue recognition

Cosan recognizes revenue when title passes to the customer. This is date of shipment when shipped FOB shipping point and date of receipt by customer for certain export sales, which are shipped FOB destination. Selling prices are fixed based on purchase orders or contractual arrangements. Revenue for fuel distribution is recognized when products are delivered to the service station or customer. Provision is made for estimated returns.

Shipping and handling costs are classified as selling expenses in the consolidated statement of income. The shipping and handling costs as of March 31, 2010 amounted to US$179,956 (US$162,927 as of March 31, 2009 and US$165,016 as of April 30, 2008).

Sales incentives on fuel distribution are volume-based incentives and are recognized as a reduction of revenue.

Sales revenue includes taxes collected from customers in the amount of US$420,780 as of March 31, 2010 (US$219,933 as of March 31, 2009 and US$125,848 as of April 30, 2008).

c. Advertising and sales promotion costs

Advertising and sales promotion costs: are recognized when incurred and amounted to US$25,027 as of March 31, 2010 (US$4,079 as of March 31, 2009 and US$1,284 as of April 30, 2008).

d. Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates. These estimates and assumptions are reviewed and updated regularly to reflect recent experience.

3.	Significant accounting policies (Continued)

e. Cash and cash equivalents

Cosan considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Excess cash and cash equivalents are invested in short-term, highly liquid money market funds.

f. Restricted cash

The restricted cash amounts are related to deposits of margin requirements with commodities brokers that trade Cosan’s derivative instruments.

g. Trade accounts receivable and allowance for doubtful accounts

Trade accounts receivable are recorded at estimated net realizable value and do not bear interest. The allowance for doubtful accounts is recorded at an amount considered sufficient to cover estimated losses arising on collection of accounts receivable.

h. Inventories

Inventories are valued at the lower of cost or market through average cost of production or acquisition. Cost for finished goods and work-in-progress includes purchased raw materials, labor, maintenance costs of growing crops, depreciation of major maintenance costs and manufacturing and production overhead, which are related to the purchase and production of inventories.

During the development period of growing crops, costs are recorded in property, plant and equipment. After the development period, annual maintenance costs of growing crops become a portion of the cost of the current-year crop, along with harvesting costs, depreciation of the plants, and allocated overhead costs. Annual maintenance costs include cultivation, spraying, pruning, and fertilizing. The annual maintenance costs are allocated to cost of production based on the amount of sugarcane milled during the harvest period.

Cosan’s harvest period in Brazil begins between the months of March and April each year and ceases normally in the months of November and December. From January to April Cosan performs its major maintenance activities, as described at item j below.

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended
April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (Continued)

i. Investment in affiliated companies

Investments in affiliates in which Cosan exercises significant influence over the operating and financial policies are accounted for using the equity method.

j. Property, plant and equipment

Property, plant and equipment are recorded at cost of acquisition, formation or construction, including interest incurred on financing. During the period of construction, costs include land preparation, plants, preparation of planting beds, stakes and wires, cultural care during the development period, and overhead. Amortization of sugarcane plants is calculated using the straight-line method at a rate of 20% per annum as Cosan harvests these plants during a five-year average period.

Depreciation is calculated using the straight-line method at rates that take into account the estimated useful life of the assets: 25 years for buildings; 10 years for machinery and equipment; 7 years for furniture, fixtures and computer equipment; 5 years for vehicles; 25 years for leasehold improvements; and 5 years for sugarcane plant development costs.

Cosan performs planned major maintenance activities in its industrial facilities on an annual basis. This generally occurs during the months from January to March, with the purpose to inspect and replace components. The annual major maintenance costs include labor, material, outside services, and general or overhead expense allocations during the inter-harvest period. Cosan utilizes the built-in overhaul method to account for the annual costs of major maintenance activities. Thus the estimated cost of the portion of the total cost of a fixed asset which must be replaced on an annual basis is recorded as a separate component of the cost of fixed assets and depreciated over its separate estimated useful life. It is then replaced in connection with the annual major maintenance activities. Costs of normal periodic maintenance are charged to expense as incurred since the parts replaced do not enhance or maintain the crushing capacity or provide betterments to the fixed assets.

Impairment of long-lived assets is recognized when events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. If the expected future undiscounted cash flows are less than the carrying amount of the asset, an impairment loss is recognized at that time to reduce the asset to the lower of its fair value or its net book value.

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended
April 30, 2008\(In thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (Continued)

k. Asset retirement obligations

Retirement of long-lived assets is accounted for in accordance with ASC 410 “Accounting for Asset Retirement Obligations”. The retirement obligations of the subsidiary Cosan CL relate to the legally required obligation to remove underground fuel tanks upon retirement, the initial measurement of which is recognized as a liability discounted to present values and subsequently accreted through earnings. An asset retirement cost equal to the initial estimated liability is capitalized as part of the related asset’s carrying value and depreciated over the asset’s useful life.

l. Goodwill and other intangible assets

Cosan tests goodwill and indefinite-lived intangible assets for impairment annually during the fourth quarter after the annual forecasting process is completed. Furthermore, goodwill is reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

m. Environmental matters

Cosan’s production facilities and its plantation activities in Brazil are both subject to environmental regulations. Cosan diminishes the risks associated with environmental matters, through operating procedures and controls and investments in pollution control equipment and systems. Cosan believes that no provision for losses related to environmental matters is currently required, based on existing Brazilian laws and regulations.

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended
April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (Continued)

n. Estimated liability for legal proceedings and labor claims

Determination of the estimated liability for legal proceedings and labor claims involves considerable judgment on the part of management. In accordance with ASC 450, “Accounting for Contingencies”, a contingency is an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur. Cosan is subject to various claims, legal, civil and labor proceedings covering a wide range of matters that arise in the ordinary course of business activities. Cosan accrues such liabilities when it determines that losses are probable and can be reasonably estimated. The balances are adjusted to account for changes in circumstances in ongoing issues and the establishment of additional reserves for emerging issues. Actual results could differ from estimates.

o. Income taxes

Deferred income taxes are recognized for the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards.

In accordance with ASC 740, “Accounting for Uncertainty in Income Taxes”, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than a 50% likelihood of being realized. Changes in recognition or measurement are reflected in the period in which the change in estimate occurs.

The Company records interest related to unrecognized tax benefits in interest expense and penalties in financial expenses.

Valuation allowances are established when management determines that it is more likely than not that the deferred tax assets will not be realized.

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended
April 30, 2008 (In thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (Continued)

p. Earnings (losses) per share

Earnings (losses) per share are computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share are calculated by adjusting average outstanding shares for the impact of conversion of all potentially dilutive options.

q. Share-based compensation

Cosan S.A.’s share based compensation plan, which was adopted on August 30, 2005, is accounted for in accordance with ASC 718, Share-Based Payments, which requires it to recognize expense related to the fair value of its share-based compensation awards. Compensation expense for all share-based compensation awards granted was based on the grant-date fair value estimated in accordance with the provisions of ASC 718 and the expense has been recognized for share based awards on a straight-line basis over the requisite service period of the award. For purpose of estimating the fair value of options on their date of grant, Cosan S.A. uses a binomial model.

r. Derivative financial instruments

Cosan accounts for derivative financial instruments utilizing ASC 815, “Accounting for Derivative Instruments and Hedging Activities”, as amended. As part of Cosan’s risk management program, it uses a variety of financial instruments, including commodity futures contracts, forward currency agreements, interest rate and foreign exchange swap contracts and option contracts. Cosan recognizes all derivative instruments as non-hedge transactions. The derivative instruments are measured at fair value and the gains or losses resulting from the changes in fair value of the instruments are recorded in financial income or financial expense.

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended
April 30, 2008 (In thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (Continued)

s. Fair Value Measurements

On May 1, 2008, Cosan adopted the provisions of ASC 820, “Fair Value Measurements and Disclosures”, for fair value measurements of financial assets and financial liabilities and for fair value measurements of non-financial assets and liabilities items that are recognized or disclosed at fair value in the financial statements on a recurring basis. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

t. Recently adopted accounting standards

FASB Accounting Standards Codification

In September 2009, the Accounting Standards Codification (“ASC”) became the source of authoritative U.S. GAAP recognized by the Financial Accounting Standards Board (“FASB”) for nongovernmental entities, except for certain FASB Statements not yet incorporated into ASC. Rules and interpretive releases of the SEC under federal securities laws are also sources of authoritative U.S. GAAP for registrants. The authoritative guidance mentioned in these financial statements includes the applicable ASC reference.

Subsequent Events

The Company, adopted ASC 855, “Subsequent Events”, which established general accounting standards and disclosure for subsequent events, during the year ended March 31, 2010.

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended
April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (Continued)

t. Recently adopted accounting standards (continued)

Noncontrolling Interests

Effective April 1, 2009, the Company adopted new accounting guidance ASC 810, “Consolidation”, which changed the accounting for and the reporting of an entity’s minority ownership. Such minority ownership, previously referred to as minority interest, is now referred to as noncontrolling interests. The adoption of this guidance resulted in the reclassification of amounts previously attributable to minority interest and classified in the mezzanine outside of shareholders’ equity, to a separate component of shareholders’ equity titled “Noncontrolling Interests” in the consolidated balance sheets and statement of changes in shareholders’ equity and comprehensive income (loss).

Additionally, net income and comprehensive income attributable to noncontrolling interests are shown separately from consolidated net income and comprehensive income in the consolidated statements of operations and statements of changes in shareholders’ equity and comprehensive income (loss). Prior period financial statements have been reclassified to conform to the current year presentation as required by ASC 810.

u. New Accounting Pronouncements

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements, which will require companies to make new disclosures about recurring or nonrecurring fair value measurements including significant transfers into and out of Level 1 and Level 2 fair value hierarchies and information on purchases, sales, issuance and settlements on a gross basis in the reconciliation of Level 3 fair value measurements. The ASU is effective prospectively for financial statements issued for fiscal years and interim periods beginning after December 15, 2009. The new disclosures about purchases, sales, issuance and settlements on a gross basis in the reconciliation of Level 3 fair value measurements is effective for interim and annual reporting periods beginning after December 15, 2010. The Company expects that the adoption of ASU 2010-06 will not have a material impact on its consolidated financial statements.

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended
April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (Continued)

u. New Accounting Pronouncements (continued)

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 167, Amendments to Financial Accounting Standards Board Interpretation No. 46(R), included in ASC Subtopic 810-10, Consolidations — Overall. This guidance is intended to improve financial reporting by enterprises involved with variable interest entities by requiring ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity and addresses concerns regarding the timely and usefulness of information about an enterprise’s involvement in a variable interest entity. This guidance is effective for interim and annual reporting periods beginning after November 15, 2009, with early application prohibited. The Company does not believe the adoption will have a material impact on its consolidated financial statements.

4.	Cash and cash equivalents

	2010	2009
Local currency
Cash and bank accounts	59,513	64,644
Highly liquid investments	492,430	422,989
Foreign currency
Bank accounts	71,732	21,151

	623,675	508,784

5.	Derivative financial instruments

Cosan uses derivative financial instruments to manage its exposure related to sugar price variations in the international market, interest rate and exchange rate variation. The instruments are commodity futures contracts, forward currency agreements, interest rate and foreign exchange swap contracts, and option contracts. Cosan recognizes all derivatives on the balance sheet at fair value through profit or loss.

Cosan does not have any derivatives that are designated as hedging instruments as of March 31, 2010.

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended
April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

5.	Derivative financial instruments (continued)

The following table summarizes the notional value of derivative financial instruments as well as the related amounts recorded in balance sheet accounts:

	Balance sheet location	Notional amounts		Carrying value asset (liability)

	Derivative Financial	March 31,	March 31,	March 31,	March 31,
	Instruments	2010	2009	2010	2009
Commodities derivatives
Future contracts:
Purchase commitments - sugar	Current assets (liabilities)	102,725	61	(19,128)	(4)
Sell commitments	Current assets	558,385	182,943	82,229	4,163
Swap agreements	Current assets	56,594	-	607	-

Options:
Purchased	Current assets	145,517	-	12,777	-
Written	Current assets (liabilities)	457,841	64,366	(19,362)	(2,906)

Foreign exchange and interest rate
derivatives
Forward contracts:
Sale commitments	Current assets (liabilities)	573,250	184,653	4,490	(23,035)
Purchase commitments	Current assets (liabilities)	571,500	-	(4,226)	-

Swap agreements:
Senior notes	Current (liabilities)	-	246,501	-	(2,949)
Interest Libor	Current assets (liabilities)	300,000	-	(351)	-

Future contracts

Sale commitments	Current assets	487,800	372,230	20,527	3,189
Options
Purchased	Current assets	372,568	-	8,826	-

Total assets				129,456	7,352
Total liabilities				(43,067)	(28,894)

6.	Inventories

	2010	2009
Finished goods:
Sugar	52,561	47,195
Ethanol	31,573	86,809
Lubricants and Fuel (Gasoline, Diesel and Ethanol)	149,613	120,108
	233,747	254,112
Annual maintenance cost of growing crops	243,709	167,576
Others	110,264	56,104
	587,720	477,792

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended
April 30, 2008 (In thousands of U.S. dollars, unless otherwise stated)

7.	Property, plant and equipment, net

	2010	2009
Land and rural properties	506,627	401,074
Machinery, equipment and installations	2,759,044	1,285,524
Vehicles	168,875	123,867
Furniture, fixtures and computer equipment	71,254	44,600
Buildings	580,160	229,322
Leasehold improvements and others	264,693	153,432
Construction in progress	811,395	395,200
Sugarcane plant development costs	807,757	655,306
	5,969,805	3,288,325
Accumulated depreciation and amortization	(1,823,306)	(1,028,898)
Total	4,146,499	2,259,427

8.	Acquisitions

a. Teaçu Armazéns Gerais S.A.

On April 9, 2009, Cosan S.A., through its 90% owned subsidiary, Copsapar Participações S.A., which owns 100% of Novo Rumo Logística S.A. (“Novo Rumo”), acquired 100% of the outstanding shares of Teaçu Armazéns Gerais S.A. (“Teaçu”) from Rezende Barbosa S.A. Administração e Participações (“Rezende Barbosa”) for $52,985 cash and issuance of 90,736,131 shares of Novo Rumo, equivalent to 28.82% of its share capital. Teaçu holds a port concession in the city of Santos and operates a terminal dedicated to exporting sugar and other agricultural products. This acquisition combines the Santos port operations previously held separately by Cosan S.A. and Teaçu.

As a result of this transaction, Cosan S.A. reduced its indirect share ownership in Novo Rumo to 64.06%.

The acquisition-date fair value of the consideration transferred totaled $167,303, which consisted of the following:

Cash	52,985
Common stock at fair value	114,318
Total consideration transferred	167,303

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended
April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

8.	Acquisitions (Continued)

In the absence of a quoted market price, the fair value of common stock included in the consideration transferred was calculated using an income approach using the present value of estimated future net cash flows.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date. The Company has finalized the allocation of the consideration transferred as of March 31, 2010.

a. Teaçu Armazéns Gerais S.A. (Continued)

Description
Property, plant and equipment	44,417
Intangible assets	138,424
Inventories	1,209
Other assets	26,566
Long-term debt including current installments	(18,933)
Trade accounts payable	(485)
Estimated liability for legal proceedings and labor claims	(3,289)
Deferred income taxes	(45,523)
Other liabilities	(3,117)
Net assets acquired	139,269
Consideration transferred, net of cash acquired	167,008
Goodwill	27,739

The goodwill of $27,739 arising from the acquisition, which will be substantially deductible for tax purposes and consists largely of the synergies and economies of scale expected from combining the port operations of Cosan S.A. and Teaçu. The goodwill was assigned to the Sugar Logistics operating segment.

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended
April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

8.	Acquisitions (Continued)

a. Teaçu Armazéns Gerais S.A. (Continued)

The purchase price to acquire Teaçu was allocated based on the fair value of the assets acquired and liabilities assumed. The Company obtained an independent valuation of its property, plant and equipment, intangible assets, long-term debt, and internally determined the fair value of its other assets and liabilities. The initial purchase price allocation has been adjusted primarily as a result of refinements in the Company’s assumptions relating to property, plant and equipment, intangible assets and other assets and liabilities. These adjustments have resulted in a change in the determination of the amounts of deferred taxes upon the completion of the valuation. As a result of these changes, goodwill, as previously disclosed, has been changed as follows:

Provisional goodwill	102,052
Intangible assets – port concession granted by the government	(138,424)
Adjustments of fair value of PP&E	(4,193)
Adjustments of fair value of other assets and liabilities	4,051
Deferred income tax	47,467
Change in consideration transferred of common stock at fair value	16,786
Goodwill	27,739

b. Curupay S.A. Participações

On June 18, 2009, Cosan S.A. acquired 100% of the outstanding shares of Curupay S.A. Participações from Rezende Barbosa, through the issuance of 44,300,389 common shares valued at $7.25 per share (fair value at the acquisition date) and a total consideration transferred of US$321,087. The assets acquired include the non-controlling interest in Novo Rumo representing 28.82% of its outstanding shares which were issued in the Teaçu acquisition, and 100% of the outstanding shares of two operating companies, Nova América S.A. Trading and Cosan Alimentos (collectively referred to as “Nova América”). Nova América is a producer of sugar, ethanol and energy co-generation and also operates in trading and logistics.

With the acquisition of the noncontrolling interest of Novo Rumo, Cosan S.A. increased its share ownership in Novo Rumo to 92.88%. This transaction was a change in ownership interest without a loss of control and accounted for as a transaction in shareholders’ equity of Cosan S.A.

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended
April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

8.	Acquisitions (Continued)

b. Curupay S.A. Participações (continued)

The following table summarizes the assets acquired and liabilities assumed in relation to Nova América. These amounts are final as valuations of intangible assets, fixed assets and other assets and liabilities were concluded as of March 31, 2010.

Description
Property, plant and equipment	455,651
Intangible assets	125,491
Noncontrolling interest in Novo Rumo	68,180
Inventories	61,323
Account receivables	62,215
Recoverable taxes	12,527
Related parties	34,846
Other assets	100,555
Long-term debt including current installments	(604,234)
Trade accounts payable	(80,936)
Estimated liability for legal proceedings and labor claims	(10,461)
Taxes and contributions payable	(28,821)
Deferred income taxes	(24,359)
Other liabilities	(64,802)
Net assets acquired	107,175
Consideration transferred, net of cash acquired	294,605
Goodwill	187,430

The goodwill of $187,430 arising from the acquisition was assigned to the Sugar and Ethanol segment.

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended
April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

8.	Acquisitions (Continued)

b. Curupay S.A. Participações (continued)

The purchase price to acquire Curupay was allocated based on the fair value of the assets acquired and liabilities assumed. The Company obtained an independent valuation of its property, plant and equipment, intangible assets, long-term debt, and internally determined the fair value of its other assets and liabilities. The initial purchase price allocation has been adjusted primarily as a result of refinements in the Company’s assumptions relating to property, plant and equipment, intangible assets and other assets and liabilities. These adjustments have resulted in a change in the determination of the amounts of deferred taxes upon the completion of the valuation. As a result of these changes, goodwill, as previously disclosed, has been changed as follows:

Provisional goodwill	290,519
Intangible assets – Trademark (“União”) and Purchase Contracts	(125,491)
Adjustments of fair value of PP&E	(85,000)
Adjustments of fair value of recoverable taxes	9,569
Adjustments of fair value of receivables	33,669
Adjustments of fair value of other assets and liabilities	(3,171)
Deferred income tax	67,335
Goodwill	187,430

c. TEAS Terminal Exportador de Álcool de Santos S.A.

On November 24, 2009, the Company acquired, for US11,574 cash, an additional 26.7% interest, represented by 10,527,295 common shares, of TEAS Terminal Exportador de Álcool de Santos S.A. (“TEAS”) from Crystalsev Comércio e Representação Ltda and Plínio Nastari Consultoria e Participações Ltda. As a result of this transaction, Cosan S.A. increased its direct share ownership in TEAS from 40.0% to 66.7% and obtained control of TEAS. TEAS holds a port concession in the city of Santos and operates a terminal dedicated to exporting ethanol.

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended
April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

8.	Acquisitions (Continued)

c. TEAS Terminal Exportador de Álcool de Santos S.A.—(continued)

The acquisition date fair value of the consideration transferred totaled US$22,800, which consisted of the following:

Cash	11,574
Acquisition date fair value of initial 40% investment	11,226
Total	22,800

The following table summarizes the fair values of the assets acquired and liabilities assumed at the acquisition date. The company is in the process of analyzing the necessity to obtain valuations of certain intangible assets and fixed assets; thus, the provisional measurements of intangible assets, fixed assets and goodwill are subject to change.

Description
Property, plant and equipment	12,089
Other assets	489
Trade accounts payable	(74)
Other liabilities	(206)
Non-controlling interest	(3,574)
Net assets acquired	8,724
Consideration transfered, net of cash acquired	12,917
Goodwill	4,193

The provisional goodwill of US$4,193 arising from the acquisition consists largely of the synergies and economies of scale expected from combining the Ethanol operations of Cosan S.A. and TEAS. The provisional goodwill was assigned to Sugar and Ethanol operating segment.

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended
April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

8.	Acquisitions (Continued)

d. Logispot Armazens Gerais Ltda. (“Logispot”)

On November 12, 2009, Cosan S.A., through its subsidiary Rumo Logística S.A., acquired a 14.28% interest in Logispot, represented by 166,590 common shares, for US$11,606 cash. Logispot is a logistics hub and warehouse based in the city of Sumaré.

e. Cosan CL (formerly Essobrás)

On December 1, 2008, Cosan S.A. and its subsidiary Usina da Barra S.A. Açúcar e Álcool (“Usina da Barra”), through Cosan S.A.’s subsidiary Cosanpar Participações Ltda. (“Cosanpar”), acquired, for US$714,353 cash and US$8,289 in transaction costs, 100 percent of the outstanding shares of Cosan CL, a distributor in Brazil of oil products, ethanol, lubricants, and aviation fuel as well as an operator of convenience stores. The network of service stations to which Cosan CL distributes such products is comprised of more than 1,500 service stations. The results of Cosan CL operations have been included in the consolidated financial statements since the acquisition date.

As additional consideration for the purchase, Cosan will pay to the sellers as a contingent payment an amount based on a percentage of gross revenues of Cosan CL and other amounts based on the quantity of barrels of some ExxonMobil products sold during a 10 year period. These contingent payments will be recorded as additional cost of the acquired entity when the contingency is resolved.

The liabilities assumed in the acquisition include Notes issued by Cosan CL on December 16, 1999 and December 10, 1999 pursuant to a Note Purchase Agreement dated December 8, 1999, as amended, in the aggregate principal amount of US$175,000, plus accrued interest on such amount which was held by ExxonMobil Capital N.V.

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended
April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

8.	Acquisitions (Continued)

e. Cosan CL (formerly Essobrás) (continued)

From March 1992 until December 2001 Cosan CL did not pay the COFINS tax levied on sales or this tax was paid and used to offset or otherwise applied against other taxes on the sale of fuels and other oil derivatives which have been discussed with the taxing authorities. During this period Cosan CL has made judicial deposits, which are restricted cash placed on deposit with the court and are held in judicial escrow for certain COFINS cases. The sellers have agreed to indemnify Cosan for any COFINS matters and any losses related thereto if Cosan CL loses these proceedings. If Cosan CL wins the proceedings, Cosan must pay the judicial deposits and related interest to the sellers. Provision for contingencies net of judicial deposits in the amount of US$18,468 related to this matter, is included in net assets acquired.

The following table summarizes the estimated fair value of assets acquired and liabilities assumed in the acquisition:

Cosan CL
Description	US$
Trade accounts receivable	134,634
Inventories	141,167
Property, plant and equipment	440,296
Intangible assets	167,054
Other assets	108,154
Loans and financings	(25,638)
Trade accounts payable	(79,680)
Deferred income taxes	(92,637)
Notes payable to ExxonMobil Capital N.V.	(175,327)
Estimated liability for legal proceedings and labor claims (Note 14)	(111,608)
Estimated liability for unrecognized tax benefits (Note 16)	(34,605)
Actuarial liability	(31,338)
Other liabilities	(41,107)
Net assets (liabilities) acquired (assumed)	399,365
Consideration transferred, net of cash acquired	711,858
Goodwill	312,493

Goodwill relating to the Cosan CL acquisition, which is substantially based on future profitability will be substantially deductible for tax purposes, and has been assigned to the Fuel Distribution and Lubricants operating segment.

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended
April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

8.	Acquisitions (Continued)

f. Cosan S.A. 6.24%

On September 19, 2008, the board of directors of Cosan S.A. approved a capital increase of US$456,084 through issuance of 55,000,000 previously unissued registered common shares without par value in a private subscription at an issuance price of US$8.29 each. October 22, 2008 was the deadline to exercise the right of capital subscription, approved in the meeting of the board of directors on September 19, 2008. Since a large number of the minority shareholders did not exercise their preemptive rights, Cosan Limited, the controlling shareholder, subscribed for and paid up 54,993,482 common shares valued at US$456,034, and the minority shareholders subscribed for and paid up 6,518 common shares, valued at US$50. As a result, Cosan Limited increased its holding of company’s common shares from 171,172,252 to 226,165,734. This transaction, which generated immaterial negative goodwill, increased Cosan Limited’s ownership percentage from 62.81% to 69.05% of the Company’s capital.

The following table summarizes the estimated fair value of assets acquired and liabilities assumed in the acquisition:

Cosan S.A.
6.24%
Description	US$
Property, plant and equipment	162,283
Intangible assets	6,862
Other assets	146,075
Loans and financings	(83,454)
Trade accounts payable	(13,215)
Deferred income taxes	(5,220)
Estimated liability for legal proceedings and labor claims	(34,031)
Other liabilities	(54,932)
Net assets (liabilities) acquired (assumed)	124,368
Consideration transferred, net of cash acquired	124,368
Goodwill	-

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended
April 30, 2008 (In thousands of U.S. dollars, unless otherwise stated)

8.	Acquisitions (Continued)

g. Cosan S.A. 6.7%

Cosan S.A. and Cosan announced the Share Acquisition Voluntary Public Offering (OPA) where Cosan aimed to acquire up to 100% of the unowned common shares of Cosan S.A. through and exchange for Class A shares depositary receipts (BDRs), for Class A shares, issued by Cosan. Upon the conclusion of the OPA on April 18, 2008, 18,232,812 shares of Cosan were exchanged, representing an increase in its interest in Cosan S.A. of 6.7%. With the OPA, Cosan became the holder of 62.8% of the Cosan S.A.’s total common shares.

The following table summarizes the estimated fair value of assets acquired and liabilities assumed in the acquisition:

Cosan S.A.
6.7%
Description	US$
Property, plant and equipment	202,208
Intangible assets	2,779
Other assets	176,578
Loans and financings	(87,065)
Other liabilities	(95,657)
Net assets (liabilities) acquired (assumed)	198,843
Purchase price, net of cash acquired	-
Acquisition paid with equity	250,774
Goodwill	51,931

h. Cosan S.A. 5.4%

At the Extraordinary General Meeting held by Cosan S.A. on December 5, 2007, a capital increase of US$967,198 was approved, through issue of 82,700,000 common registered uncertified shares without par value, by means of private subscription, at the issue price of US$11.70 each. On January 23, 2008, the period for exercising the capital subscription rights ended. Cosan subscribed and paid in 56,607,396 common shares in the amount of US$662,038, followed by subscription and payment by minority shareholders of 26,092,604 common shares equivalent to US$305,160. As a result of the subscription of shares, Cosan holds 152,939,440 common shares, increasing its proportionate interest of Cosan S.A.’s capital from 50.8% to 56.1%.

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended
April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

8.	Acquisitions (Continued)

h. Cosan S.A. 5.4% (continued)

The following table summarizes the estimated fair value of assets acquired and liabilities assumed in the acquisition:

Cosan S.A.
5.4%
Description	US$
Property, plant and equipment	135,858
Intangible assets	2,147
Other assets	128,905
Loans and financings	(71,924)
Other liabilities	(76,038)
Net assets (liabilities) acquired (assumed)	118,948
Purchase price, net of cash acquired	151,544
Goodwill	32,596

The following unaudited pro forma financial information presents the pro forma results of operations of Cosan and the acquired companies as if the acquisitions had occurred at the beginning of the years presented. The unaudited pro forma financial information does not purport to be indicative of the results that would have been obtained if the acquisitions had occurred as of the beginning of the years presented or that may be obtained in the future:

	2010	2009
Net sales	8,380,069	6,686,752
Net (loss) income	327,084	(223,910)
Basic and diluted EPS (loss per share) per thousand shares (US$)	1.21	(0.91)

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended
April 30, 2008 (In thousands of U.S. dollars, unless otherwise stated)

9.	Goodwill and other intangible assets

Goodwill

The carrying amounts of goodwill by reporting segment as of March 31, 2010 and 2009 are as follows:

			Fuels
			Distribution
	Sugar and	Sugar	and
	Ethanol	Logistics	Lubricants
	segment	segment	segment
	(S&E)	(Rumo)	(CCL)	Total
Balance as of April 30, 2008	772,590	-	-	772,590
Acquisitions	-	-	312,493	312,493
Total tax benefit applied to reduce goodwill	(11,736)	-	-	(11,736)
Effect of currency translation	(185,408)	-	854	(184,554)
Balance as of March 31, 2009	575,446	-	313,347	888,793
Acquisitions	187,430	27,739	-	215,169
Sale of Esso´s aviation business	-	-	(19,374)	(19,374)
Addition related to determinable and estimable contingent consideration.	-	-	26,208	26,208
Effect of currency translation	153,430	7,927	90,918	252,275
Balance as of March 31, 2010	915,306	35,666	411,099	1,362,071

There are no accumulated impairment losses.

Other intangible assets

	As of March 31, 2010
		Weighted
	Gross	average		Net
	Carrying	amortization	Accumulated	Carrying
	Amount	period	amortization	Amount
Intangible assets subject to amortization:
Favorable operating leases	126,615	16 years	(46,624)	79,991
Trademark (“Barra”)	8,648	15 years	(3,652)	4,996
Trademark (“Esso”)	70,130	5 years	(18,701)	51,429
Trademark ("União")	49,663	50 years	(828)	48,835
Port concession	177,977	27 years	(6,592)	171,385
Purchase Contract	87,313	18 years	(4,042)	83,271
Customer base – Esso	150,904	29 years	(6,938)	143,966
Software	46,912	5 years	(28,522)	18,390

Total	718,161		(115,899)	602,263

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended
April 30, 2008 (In thousands of U.S. dollars, unless otherwise stated)

9.	Goodwill and other intangible assets (Continued)

Other intangible assets (Continued)

	As of March 31, 2009
		Weighted
	Gross	average		Net
	Carrying	amortization	Accumulated	Carrying
	Amount	period	amortization	Amount
Intangible assets subject to amortization:
Favorable operating leases	97,401	16 years	(30,036)	67,365
Trademark (“Barra”)	7,104	15 years	(2,426)	4,678
Trademark (“Esso”)	53,949	5 years	(3,597)	50,352
Customer base - Esso	116,084	29 years	(7,738)	108,346
Software	27,526	5 years	(15,125)	12,401
Total	302,064		(59,922)	243,142

The intangible assets identified in each acquisition were valued based on the benefit that each acquired company had in contracts with third parties with market benefits/discounts. The intangible assets are amortized on the straight-line method based on the contract periods.

No significant residual value is estimated for these intangible assets. The following table represents the total estimated amortization of intangible assets for the five succeeding fiscal years:

2011	49,174
2012	49,800
2013	39,792
2014	34,835
2015	24,636
Thereafter	405,026
602,263

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended
April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

10.	Accounts receivable from Federal Government

The subsidiary Cosan Açúcar e Álcool has several indemnification suits filed against the Federal Government. The suits relate to product prices that did not conform to the reality of the market, which were mandatorily established at the time the sector was under the Government‘s control.

In connection with one of these suits, a final and unappealable decision in the amount of US$149,121 was rendered in September 2006 in favor of Usina de Barra. This has been recorded as a gain in the statement of operations in 2007. Since the recorded amount is substantially composed of interest and monetary restatement, it was recorded in financial income and in a non-current receivable on the balance sheet. In connection with the settlement process, the form of payment continues to be negotiated with the government.

At March 31, 2010, the receivable and corresponding lawyers’ fees totaled US$187,385 and US$22,486 (US$139,700 and US$16,764 at March 31, 2009), respectively.

11.	Taxes payable

Cosan Ltd. is incorporated in Bermuda which has no income taxes. The following relates to Brazilian taxes of Cosan S.A. and its subsidiaries.

Taxes payable are summarized as follows:

	March 31,	March 31,
	2010	2009
Tax Recovery Program – Federal REFIS (1)	-	71,591
Special Tax Payment Program – PAES (1)	230	28,472
Tax Recovery from Brazilian Law No 11.941/09 and MP 470/09	373,650	-
Income Tax and Social Contribution	50,471	71,747
Others	78,657	48,708
	503,008	220,518
Current liabilities	(121,203)	(69,042)
Long-term liabilities	381,805	151,476

(1)	These tax recovery programs have been reassessed and transferred to the Tax Recovery from Brazilian Law No 11.941/09 and MP 470/09, except for the recovery program related to PAES – salário educação.

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended
April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

11.	Taxes payable (Continued)

On May 27, 2009 and October 13, 2009, Law 11.941 and MP 470 were approved by the Brazilian government creating a tax recovery program, permitting the taxpayer to settle its federal tax debts, previous recovery programs, and other federal taxes under court discussions with discounts on previously charged penalties and interest and in installments.

Additionally, it was permitted for the taxpayer to offset a portion of the penalties and interest due with its balance of income tax loss carry forwards. MP470 also allowed taxpayers to use tax losses to offset the principal balance related to IPI taxes (credit premium, Note 15).

During the year, Cosan S.A. and subsidiaries joined the tax recovery program and the following effects were recorded:

2010
Tax payable and related estimated liability for legal proceedings before joining the tax recovery program Law 11.941 and MP 470	898,802
Legal reductions	(348,604)
Net balance overdue on tax recovery program Law 11.941 and MP 470	550,198

Tax payable and related estimated liability for legal proceedings recorded	(701,985)
before joining the tax recovery program Law 11.941 and MP 470
Current translation adjustment	6,930
Gain on tax recovery program	(144,857)

Net balance overdue on tax recovery program Law 11.941 and MP 470	550,198
Amortization of Judicial Deposits	(56,620)
Use of income tax loss carry forward	(114,488)
Installments paid	(16,444)
Interest	11,004
Tax Recovery from Brazilian Law No 11.941/09 and MP 470/09 as of March 31, 2010	373,650

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended
April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

12.	Long-term debt

Long-term debt is summarized as follows:

		Average
		annual	March 31,	March 31,
	Index	interest rate	2010	2009
Resolution No. 2471 (PESA)	IGP-M	4.0%	297,243	215,631
Senior notes due 2009	US Dollar	9.0%	-	37,386
Senior notes due 2014	US Dollar	9.5%	354,433	-
Senior notes due 2017	US Dollar	7.0%	405,258	405,389
IFC	US Dollar	7.4%	-	49,362
Perpetual notes	US Dollar	8.3%	455,820	456,463
BNDES	TJLP	2.6%	520,068	99,561
Floating rate notes	Libor	2.8%	-	151,207
Promissory notes	DI	3.0%	-	501,888
Export credit notes	DI	2.4%	212,660	-
Credit Notes	DI	6.2%	102,656	-
Export Pre-payment	US Dollar	5.2%	547,230	-
Others	Various	Various	421,360	115,872
			3,316,728	2,032,759
Current liability			(471,061)	(781,664)
Long-term debt			2,845,667	1,251,095

Long-term debt has the following scheduled maturities:

2012	339,803
2013	416,660
2014	128,182
2015	473,201
2016	59,509
2017	459,584
2018	57,385
2019 and thereafter	911,343
2,845,667

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended
April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

12.	Long-term debt (Continued)

Resolution No. 2471 - Special Agricultural Financing Program (Programa Especial de Saneamento de Ativos), or PESA

To extend the repayment period of debts incurred by Brazilian agricultural producers, the Brazilian government passed Law 9.138 followed by Central Bank Resolution 2,471, which, together, formed the PESA program. PESA offered certain agricultural producers with certain types of debt the opportunity to acquire Brazilian treasury bills ( “CTNs”) in an effort to restructure their agricultural debt. The face value of the Brazilian treasury bills was the equivalent of the value of the restructured debt and was for a term of 20 years.

The acquisition price was calculated by the present value, discounted at a rate of 12% per year or at the equivalent of 10.4% of its face value. The CTNs were deposited as a guarantee with a financial institution and cannot be renegotiated until the outstanding balance is paid in full. The outstanding balance associated with the principal is adjusted in accordance with the IGP-M until the expiration of the restructuring term, which is also 20 years, at which point the debt will be discharged in exchange for the CTNs. Because the CTNs will have the same face value as the outstanding balance at the end of the term, it will not be necessary to incur additional debt to pay PESA debt.

On July 31, 2003, the Central Bank issued Resolution 3,114, authorizing the reduction of up to five percentage points of PESA related interest rates, effectively lowering the above-mentioned rates to 3%, 4% and 5%, respectively. The CTNs held by Cosan as of March 31, 2010 and March 31, 2009 amounted to US$133,039 and US$91,717, respectively, and considered as restricted cash and are classified as other non-current assets.

Senior notes due 2017

On January 26, 2007, the wholly-owned subsidiary Cosan Finance Limited issued US$400,000 of senior notes in the international capital markets. These senior notes, listed on the Luxembourg Stock Exchange, mature in November 2017 and bear interest at a rate of 7% per annum, payable semi-annually. The senior notes are guaranteed by Cosan, and its subsidiary, Cosan Açúcar e Álcool.

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended
April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

12.	Long-term debt (Continued)

Senior notes due 2014

On August 4, 2009, the indirect subsidiary CCL Finance Limited issued US$ 350,000 of senior notes in the international capital markets. These senior notes, listed on the Luxembourg Stock Exchange, mature in August 2014 and bear interest at a rate of 9.5% per annum, payable semi-annually in February and August of each year, from February of 2010.

Perpetual notes

On January 24 and February 10, 2006, Cosan issued perpetual notes which are listed on the Luxembourg Stock Exchange - EURO MTF. These notes bear interest at a rate of 8.25% per year, payable quarterly on May 15, August 15, November 15 and February 15 of each year, beginning May 15, 2006.

These notes may, at the discretion of Cosan, be redeemed on any interest payment date subsequent to February 15, 2011. The notes are guaranteed by Cosan and by Cosan Açúcar e Álcool.

Promissory Notes

On November 17, 2008, the Company issued one series of 44 registered promissory notes for US$520,024. The notes which are due in one year, will bear interest, due at maturity, at the average rates of DI - Interbank Deposits plus 3%.

On November 12, 2009, the Company fully paid this debt. At this date, the amount paid totaled US$703,801.

Export Pre-payment Notes

During the third quarter of 2009, the Company obtained funds from export prepayment notes at the total amount of US$530,000. The export pre-payment notes are due from 2012 through 2014, and bear interest of Libor plus 5.2%

BNDES

Refers to the financing of cogeneration projects, as well as the financing of Jataí and Caarapó greenfields (sugar and ethanol mills).

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended
April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

12.	Long-term debt (Continued)

Credit Notes

The Company executed several credit note agreements with several financial institutions during 2010 which will be paid through export operations during 2012. The credit notes bear interest at rates between 2.1% and 6.2% per annum, payable semi-annually.

Covenants

Cosan and its subsidiaries are subject to certain restrictive covenants related to their indebtedness.

At March 31, 2010, Cosan was in compliance with its debt covenants.

13.	Related parties

Assets and liabilities with related parties are summarized as follows:

	Assets
	March 31,	March 31,
	2010	2009
Cosan Alimentos S.A.	-	13,123
Rezende Barbosa S.A. Administração e Participações	48,889	-
Vertical UK LLP	-	11,597
Others	10,780	-
	59,669	24,720
Current (*)	(13,958)	(24,720)
Noncurrent (*)	45,711	-

	Liabilities
	March 31,	March 31,
	2010	2009
Logispot Armazéns Gerais S.A.	6,313	-
Others	1,781	1,926
		-
Current (*)	8,094	1,926-

(*) included in other current and noncurrent assets or liabilities captions

The amount receivable from Cosan Alimentos S.A. referred to an intercompany loan not subject to interest.

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended
April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

13.	Related parties (Continued)

A receivable of US$ 48,889 with Rezende Barbosa S.A. Administração e Participações related to credits assumed by Rezende Barbosa, in connection with the acquisition of Cosan Alimentos and intercompany loans.

The amount receivable from the affiliate Vertical UK LLP, located in British Virgin Islands, refers to ethanol trading, whith an average maturity date of 30 days.

The payable to Logispot is related to the remaining payment in connection with the interest acquired. (Note 8)

Cosan conducts some of its operations through various joint ventures and other partnership forms which are principally accounted for using the equity method. The statement of operations includes the following amounts resulting from transactions with related parties:

	2010	2009	2008
Transactions involving assets:
Cash received due to the sale of finished products and assets and services held, net of payments	(159,734)	(242,320)	(36,773)
Sale of finished products and services	137,147	122,381	46,410
Sale of real estate (land) (Note 21)	-	13,967	-
Sale of interest in a subsidiary (Note 21)	-	123,649	-
Added through acquisition	39,240
Financial Income	9,624	-	-

Transactions involving liabilities:
Payment of financial resources, net of funding	2,698	-	-
Financial income	(172,721)	178,455	-

Other	-	(2,700)	(395)

The purchase and sale of products are carried out at arm’s length and unrealized profit or losses with consolidated companies have been eliminated. Those operations are also carried out at prices and under conditions similar to those existing in the market.

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended
April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

13.	Related parties (Continued)

At March 31, 2010, Cosan S.A. and its subsidiaries were lessees of approximately 68,000 hectares (unaudited) (35,000 hectares (unaudited) in 2009) of affiliated companies land and its related party Radar Propriedades Agrícolas S.A., which is controlled by another shareholder. These operations are carried out under conditions and prices similar to those prevailing in the market, calculated based on sugarcane tons per hectare, valued in accordance with the price established by CONSECANA (São Paulo State Council of Sugarcane, Sugar and Ethanol Producers).

14.	Pension and other postretirement benefits

a) Description of the plans

The Company’s subsidiary Cosan CL has a noncontributory defined benefit pension plan covering substantially all of its employees upon their retirement.

b) Changes in plan assets and plan liabilities

Cosan CL performs the actuarial valuation of its defined benefit plan using its March 31 year-end as the measurement date. An actuarial valuation as of the acquisition date was also prepared. Information with respect to Cosan CL’s defined benefit plan is as follows:

	March 31,	March 31,
	2010	2009
Change in benefit obligation
Projected benefit obligation	156,505	153,171
Service cost	2,935	578
Interest cost on pension benefit obligation	16,291	3,367
Benefits payments	(10,173)	(1,710)
Actuarial (gain) losses	(28,817)	(102)
Effect of exchange rate changes	46,041	1,201
Projected benefit obligation at end of year	182,782	156,505

	March 31,	March 31,
	2010	2009
Change in plan assets
Fair value of plan assets at date of acquisition	128,382	121,518
Actual return on plan assets	31,638	6,218
Employer contributions	4,503	1,371
Benefits payments	(9,135)	(1,710)
Effect of exchange rate changes	39,841	985
Fair value of plan assets at end of year	195,229	128,382

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended
April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

14.	Pension and other postretirement benefits (Continued)

b) Changes in plan assets and plan liabilities (Continued)

	March 31,	March 31,
	2010	2009
Accrued pension cost asset (liability)
Funded status, excess projected benefit obligation over plan assets	12,447	(28,123)
Accrued pension cost – Other non-current assets	12,447	-
Accrued pension cost – Other current liabilities	-	7,211
Accrued pension cost – Other non-current liabilities	-	(20,912)

c) Amounts recognized in accumulated other comprehensive income (loss)

Amounts recognized in accumulated other comprehensive income (loss) consist of:

	Pension benefits
	March 31,	March 31,
	2010	2009
Unrecognized gains	50,202	3,553
Deferred income taxes	(17,068)	(1,208)
Effect of currency translation	(2,934)	19
	30,200	2,364

d) Net periodic benefit cost

Net periodic pension cost includes the following components for the period since the date of acquisition:

	March 31, 2010	March 31, 2009
Service cost	2,935	578
Interest cost on projected benefit obligation	16,291	3,367
Expected return on plan assets:	(15,558)	(2,767)
Net periodic pension cost	3,668	1,178

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended
April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

The unrecognized gains that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost during the next year is U$3,144 by Cosan S.A. and US$1,958 by Cosan.

14.	Pension and other postretirement benefits (Continued)

e) Actuarial assumptions

Assumptions used for the actuarial calculations were as follows:

Assumptions used to determine benefit obligations:

	March 31,	March 31,
	2010	2009
Discount rate	11.08%	9.20%
Rate of compensation increase	6.07%	5.56%

Assumptions used to determine net periodic benefit cost:

	March 31, 2010	March 31, 2009
Discount rate	11.08%	9.20%
Expected long-term rates of return on plan assets	10.48%	10.59%
Rate of compensation increase	6.07%	5.56%

The discount rate is determined using bond portfolios with an average maturity approximating that of the liabilities or spot yield curves, both of which are constructed using high-quality, local-currency-denominated bonds. The expected long-term rate of return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories.

The accumulated benefit obligation is as follows:

Accumulated benefit obligation	March 31, 2010	March 31, 2009
Actuarial present value of:
Vested benefit obligation	142,967	121,362
Non-vested benefit obligation	20,651	17,820
Total accumulated benefit obligation	163,618	139,182

The asset allocations of the Company’s plan assets as of the measurement dates were as follows:

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended
April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

	Asset allocation (%)
	March 31,	March 31,
Asset category	2010	2009	Target
Equity securities	25	25	25
Debt securities	75	75	75
Total	100	100	100

14.	Pension and other postretirement benefits (Continued)

f) Cash flows

The expected contribution to the Plan for 2010 of US$4,287, was estimated based on the actual plan cost as of the valuation date. The expected benefit payments for 2010, amounting to US$10,013, were estimated based on the projected benefit obligation as of the valuation date.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

2010	10,013
2011	10,582
2012	11,363
2013	12,172
2014	12,892
2015 to 2019	85,196

g) Investment strategy and policies:

The pension plan management implemented an asset investment policy to manage the investments and risk concentration of the Plan.

The investment policy establishes principles and guidance that must be followed in investing the resources of the plan. The Company’s investment goals are to maximize returns subject to specific risk management policies, with a philosophy of investment based on a long term perspective.

Its risk management policies permit investments only in fixed income and equity securities.

The Investment Committee is responsible by the tactical decisions about resource allocations and modifications of the investment policy.

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended
April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

14.	Pension and other postretirement benefits (Continued)

The investment in equity securities is targeted to be approximately of 25% of the investment portfolio, with the remaining amount invested in fixed income securities and funds. This target could change depending on the market conditions. The limits of allocation are determined based on the characteristics of the population of participants of the pension plan and actuarial target.

The table below demonstrates how the resources can be allocated:

	Minimum	Maximum	Target
Asset category
Fixed Income	30%	100%	75%
Equity securities	-	70%	25%

The risk concentration is mitigated through procedures which permit identifying, evaluating, controlling and monitoring several risks which the plan resources are exposed to, among them market, credit, liquidity, operating, legal and systemic.

h) Fair value of plan assets by major categories

The fair value of investments as of March 31, 2010 is set forth below:

March 31, 2010
Asset category
Fixed income	146,422
Equity securities	48,807
Total	195,229

Fair value measurement on plan assets at March 31, 2010

Level 1 / Total
Asset category
Fixed income	146,422
Equity securities	48,807
Total	195,229

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended
April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

15.	Estimated liability for legal proceedings and commitments

	2010	2009
Tax contingencies	173,924	430,342
Civil and labor contingencies	120,681	67,306
	294,605	497,648

Cosan and its subsidiaries are parties in various ongoing labor claims, civil and tax proceedings arising in the normal course of its business. Respective provisions for contingencies were recorded considering those cases in which the likelihood of loss has been rated as probable. Management believes resolution of these disputes will have no effect significantly different than the estimated amounts accrued.

Judicial deposits recorded by Cosan under non-current assets, amounting to US$94,083 at March 31, 2010 (US$73,975 at March 31, 2009) have been made for certain of these suits. Judicial deposits are restricted assets of Cosan placed on deposit with the court and held in judicial escrow pending legal resolution of the related legal proceedings. The company used judicial deposits to pay for a portion of the tax recovery program as discussed in Note 11.

The major tax contingencies as of March 31, 2010 and 2009 are described as follows:

	2010	2009
Credit premium – IPI (i)	-	116,256
PIS and Cofins (ii)	11,910	62,556
IPI credits (i)	-	40,049
Contribution to IAA (i)	-	36,672
IPI – Federal VAT (i)	4,692	23,626
ICMS credits	33,824	19,966
Compensation with Finsocial (iii)	97,114	70,693
Other	26,384	60,524
	173,924	430,342

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended
April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

15.	Estimated liability for legal proceedings and commitments (Continued)

(i)
The Company and its subsidiaries opted to settle tax related claims in installments as provided by Brazilian Law No 11.941/09 and in MP 470/09. The Company and its subsidiaries used accumulated tax losses to pay the related fines and interest. Consequently there was a full reduction of the claims related to IPI tax credit, as well as the installment payment of other federal taxes, that were recorded as Taxes Payable (note 11).

(ii)
On May 27, 2009, the 1st and 3rd paragraphs of Brazilian Law No 9718/98 that regulated the collection of PIS and Cofins (federal tax contributions) on exchange variation and other financial income was revoked by Law No 11941/09. The Company evaluated its ongoing judicial demands related to the legal obligations not paid related to the increase in the calculation basis of PIS and Cofins and reversed the related provision at the amount of US$30,213.

(iii)
From June to December of 1994, the subsidiary Cosan CL used tax credits on COFINS taxes based on a favorable court ruling and compensated with other federal taxes. During 2008 the federal tax authorities in Brazil issued an assessment invalidating such compensation and therefore a provision related to this matter was recorded.

The detail of the movement in the estimated liability for legal proceedings is as follows:

Balance at April 30, 2008	494,098
Provision	37,731
Business acquisition	111,608
Settlements	(12,097)
Foreign currency translation	(133,692)
Balance at March 31, 2009	497,648
Provision	47,732
Business acquisition (see Note 8)	14,756
Settlements	(409,576)
Foreign currency translation	144,404
Balance at March 31, 2010	294,605

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended
April 30, 2008 (In thousands of U.S. dollars, unless otherwise stated)

15.	Estimated liability for legal proceedings and commitments (Continued)

In addition to the aforementioned claims, Cosan and its subsidiaries are involved in other contingent liabilities relating to tax, civil and labor claims and environmental matters, which have not been recorded, considering their current stage and the likelihood of unfavorable outcomes rated as possible. These claims are broken down as follows:

	March 31,	March 31,
	2010	2009
ICMS – State VAT	180,988	77,052
Withholding Income Tax	102,652	69,730
IAA - Sugar and Ethanol Institute	1,428	31,610
IPI - Federal Value-added tax	246,190	100,722
INSS	2,280	795
PIS and COFINS	80,604	15,529
Civil and labor	275,403	94,599
Other	66,134	34,851
	955,679	424,888

The provisions for tax, civil and labor contingencies are included in the statement of operations as follows:

	2010	2009	2008
Financial expenses	23,412	26,541	20,925
Other income (expenses)	16,832	11,190	4,995
Income taxes	-	-	258
	40,244	37,731	26,178

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended
April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

15.	Estimated liability for legal proceedings and commitments (Continued)

Commitments

Sales

Considering that Cosan operates mainly in the commodities market, its sales are substantially made at prices applicable at sales date, and therefore, there are no outstanding orders with amounts involved. However, Cosan has several agreements in the sugar market in which there are commitments of sales involving volumes of these products in future harvest periods.

The commitments to sell sugar by harvest period are as follows (unaudited):

	(In tons)
Harvest period	2010	2009
2010	-	2,428,000
2011	2,005,434	1,828,000
2012	1,828,134	1,828,000
Total	3,833,568	6,084,000

Purchase

Cosan has entered into several commitments to purchase sugarcane from third parties in order to guarantee part of its production for the next harvest periods. The amount of sugarcane to be purchased was calculated based on an estimation of the sugarcane to be harvested in each geographic area. The amount to be paid by Cosan will be determined for each harvest period at the end of such harvest period according to price of the sugarcane published by CONSECANA.

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended
April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

15.	Estimated liability for legal proceedings and commitments (Continued)

The purchase commitments by harvest period as of March 31, 2010 and 2009 are as follows (unaudited):

Harvest period	2010	2009
2010	-	18,294,022
2011	27,029,473	15,597,478
2012	23,600,912	13,667,154
2013	20,112,639	9,754,713
2014	16,345,120	5,701,801
2015	13,667,148	3,198,591
2016 and thereafter	120,129,217	5,030,758
Total	220,884,509	71,244,517

As of March 31, 2010, Cosan had a normal capacity to mill 60,000 thousand tons (unaudited) of sugarcane during each harvest period.

In addition, the Company entered into contracts to purchase industrial equipment intended for maintenance and expansion of the mills, and to meet the demand of the electric energy co-generation project, in the total amount of US$185,739 at March 31, 2010 (US$309,602 at March 31, 2009) (unaudited information).

Additionally, the Company through its subsidiary Rumo Logistica S.A. entered into a commitment to purchase railcars, locomotives and invest in rail track improvements aimed at the expansion of the logistics business, as follows:

Year ended	2010
2011	366,467
2012	71,248
2013	53,162
Total	490,877

Leases

Cosan also has noncancelable operating leases in Brazil, primarily related to seaport and lands for the plantation of sugarcane, which expire up to the next 20 years.

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended
April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

15.	Estimated liability for legal proceedings and commitments (Continued)

Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease. Rental expense for operating leases during 2010, 2009 and 2008 consisted of the following:

	2010	2009	2008
Minimum rentals	61,062	46,233	29,767
Contingent rentals	60,545	44,498	65,990
Rental expense	121,607	90,731	95,757

Future minimum lease payments under noncancelable operating leases (with initial or all remaining lease terms in excess of one year) as of March 31, 2010 are:

2010
Year ending March 31:
2011	73,757
2012	66,220
2013	65,806
2014	66,061
2015	65,935
Thereafter	760,529
Total minimum lease payments	1,098,308

16.	Financial income and expenses, net

	2010	2009	2008
Financial expenses
Interest	(211,891)	(142,434)	(149,138)
Monetary variation – losses	(82,360)	(29,978)	(36,844)
CPMF expenses (1)	-	-	(10,376)
Bank charges	(422)	(935)	(641)
Interest and fees paid on advanced payment of Senior Notes 2009	(275)	-	(16,513)
	(294,948)	(173,347)	(213,512)
Financial income
Interest	85,523	50,865	90,453
Monetary variation – Gains	6,249	4,115	17,815
Discounts obtained	609	171	(105)
Other income	-	-	-
	92,380	55,151	108,163
Sub total	(202,566)	(118,197)	(105,349)

Foreign exchange variation, net	255,170	(275,528)	172,863
Gain on derivatives, net	151,076	22,918	49,253
Financial (Expense) / Income, net	203,680	(370,806)	116,767

(1) Tax on Financial Transactions – CPMF

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended
April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

17.	Income taxes

Cosan is incorporated in Bermuda which has no income taxes. The following relates to Brazilian income taxes of Cosan S.A. and its subsidiaries.

Income tax benefit (expense) attributable to income from continuing operations consists of:

	2010	2009	2008
Income taxes benefit (expense):
Current	(41,940)	(638)	21,226
Deferred	(142,841)	145,328	(1,416)
	(184,781)	144,690	19,810

Income taxes differed from the amounts computed by applying the income tax rate of 25% and social contribution tax rate of 9% to income before income taxes due to the following:

	2010	2009	2008
Income (loss) before income taxes	700,931	(421,901)	(25,012)
Income tax benefit (expense) at statutory rate — 34%	(238,317)	143,446	8,504
Increase (reduction) in income taxes resulting from:
Nontaxable income of the Company	5,441	(1,344)	11,913
Equity in earnings of affiliates not subject to taxation	(3,486)	2,083	(81)
Tax effect on tax recovery program Law 11.941/09 and
MP 470/09	31,635	-	-
Tax loss carryforwards Law MP 470/09´s write-off	20,543	-	-
Nondeductible goodwill amortization	-	(2,621)	(1,952)
Nondeductible donations, contributions and others	(597)	3,126	1,426
Income tax (expense) benefit	(184,781)	144,690	19,810

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended
April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

17.	Income taxes (Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2010 and 2009 are presented below:

	2010	2009
Deferred tax assets:
Net operating loss carryforwards	166,555	123,533
Estimated liability for legal proceedings and labor claims	120,857	137,965
Sale-leaseback (see Note 21)	23,036	18,651
Other temporary differences	14,458	63,906
Total gross deferred tax assets	324,906	344,055

Deferred tax liabilities:
Deferred tax liabilities on assigned value of the net assets and temporary differences:
Property, plant and equipment	(255,011)	(200,729)
Intangibles	(197,942)	(77,843)
Exchange variation	(103,003)	-
Tax benefit on deductible statutory goodwill amortization	(130,319)	(50,966)
Other temporary differences on business acquisition	(5,973)	(17,135)
Other temporary differences	(41,490)	(29,669)
Total gross deferred tax liabilities	(733,738)	(376,342)

Net deferred tax assets/ (liabilities)	(408,832)	(32,287)

Recorded as other current assets / (liabilities)	-	8,090
Recorded as non-current deferred income taxes liabilities	(408,832)	(40,377)

In assessing the valuation allowance of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. There is no expiration term for the net operating loss carry forwards. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that Cosan will realize the benefits of these deductible differences at March 31, 2010, as well as the net operating loss carry forwards. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended
April 30, 2008 (In thousands of U.S. dollars, unless otherwise stated)

17.	Income taxes (Continued)

As of March 31, 2010, Cosan and its subsidiaries have consolidated net operating loss carry forwards for income tax and social contribution tax losses of US$488,176, and US$495,189, respectively. Income tax losses carry forwards and social contribution tax losses may be offset against a maximum of 30% of annual taxable income earned from 1995 forward, with no statutory limitation period.

Cosan accounts for unrecognized tax benefits in accordance with ASC 740, “Accounting for Uncertainly in Income Taxes”. A reconciliation of the beginning and ending amount of unrecognized tax benefits recorded as noncurrent taxes payable, is as follows:

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at May 1, 2008	23,656
Increase through business acquisition	34,605
Accrued interest on unrecognized tax benefit	1,534
Settlements	(48)
Effect of foreign currency translation	(5,752)
Balance at March 31, 2009	53,995
Accrued interest on unrecognized tax benefit	(21,177)
Effect of foreign currency translation	16,195
Balance at March 31, 2010	49,013

It is possible that the amount of unrecognized tax benefits will change in the next twelve months, however, an estimate of the range of the possible change cannot be made at this time due to the long time to reach a settlement agreement or decision with the taxing authorities.

The Company and its subsidiaries file income tax returns in Brazil and they are subject to income tax examinations by the relevant tax authorities for the years 2005 through 2010.

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended
April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

18.	Shareholders’ equity

a. Capital

On August 1, 2007, Cosan became the controlling shareholder of Cosan S.A. in which it holds 51% interest.

This was carried out by means of a corporate reorganization involving Cosan’s former direct controlling shareholders, Usina Costa Pinto S.A. Açúcar e Álcool (“Usina Costa Pinto”) and Aguassanta Participações S.A. (“Aguassanta Participações”). These shareholders contributed capital to Cosan in the form of Cosan’s common shares, as stated below, thus becoming part of Cosan S.A.’s indirect ownership structure:

Shareholder	Number of shares of Cosan’s issue contributed as capital to Cosan Limited	Interest held in Cosan
Usina Costa Pinto	30,010,278	15.89%
Aguassanta Participações	66,321,766	35.11%
	96,332,044	51.00%

Subsequently, Aguassanta Participações proceeded with a corporate restructuring involving its interest held in Cosan. As a result of this restructuring, the equity interest formerly held by Aguassanta Participações directly in Cosan turned into indirect interest, by means of holding companies in Brazil and abroad. Upon completion of this corporate restructuring, the ownership structure of Cosan was as follows:

Shareholder	Class of shares	Number of shares	Interest
Usina Costa Pinto	B1	30,010,278	11.09%
Queluz Holdings Limited	B1	66,321,766	24.50%
Aguassanta Participações	A	16,111,111	5.95%
Other shareholders	A	158,244,230	58.46%
		270,687,385	100.00%

Cosan shares owned by Usina Costa Pinto and Queluz Holdings Limited are Class B1 shares, which entitle their holders to 10 votes per share. Other shares are Class A shares, which entitle holders to 1 vote per share.

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended
April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

18.	Shareholders’ equity (Continued)

a. Capital (Continued)

On August 17, 2007, Cosan concluded its Global Initial Public Offering (IPO) at the New York Stock Exchange by offering 111,678,000 Class A common shares. As of that date, Cosan priced its IPO at US$10.50 per Class A share. As a result of the Global Offering Cosan’s shares are traded on the New York Stock Exchange (NYSE) and on the São Paulo Stock Exchange (BOVESPA) by BDR (Brazilian Depositary Receipts).

Cosan S.A. and Cosan announced the Share Acquisition Voluntary Public Offering (OPA) where Cosan aimed to acquire up to 100% of the unowned common shares of Cosan S.A. through and exchange for Class A shares depositary receipts (BDRs), for Class A shares issued by Cosan.

Upon the conclusion of the OPA on April 18, 2008, 18,232,812 shares of Cosan were exchanged, representing an increase in its interest in Cosan S.A. of 6.7%.

On October 27, 2008, Cosan Limited announced the results of the subscription of its class A common shares by certain investment funds managed by no Gávea Investimentos Ltda. (“Gávea Funds”) and by Queluz Holding Limited, the controlling shareholder of the Company.

In accordance with the terms of the private placement announced on October 16, 2008, (i) the Gávea Funds subscribed 33,333,333 class A common shares and/or Brazilian Depositary Receipts, or “BDRs”, each representing one class A common share, at the issue price of US$4.50 per share and/or BDR, in the amount of US$150 million; and (ii) Queluz Holding Limited subscribed 11,111,111 new class A common shares at the same price, in the amount of US$50 million.

As a result of the private placement and the subscription offer, the Company issued 44,444,529 new class A common shares and/or BDRs and its share capital now consists of:

Shareholder	Class A shares and/or BDRs	%	Class B shares	%
Queluz Holding Limited	11,111,111	6.37	66,321,766	68.85
Usina Costa Pinto S.A. Açúcar e Álcool	-	-	30,010,278	31.15
Aguassanta Participações S.A.	5,000,000	2.87	-	-
Gávea Funds	33,333,333	19.12	-	-
Others	124,910,897	71.64	-	-
Total	174,355,341	100.00	96,332,044	100.00

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended
April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

18.	Shareholders’ equity (Continued)

On September 19, 2008, Cosan S.A. undertook a capital subscription of 55,000,000 common shares which was completed on October 20, 2008. Since a number of the noncontrolling interests did not exercise their subscription rights, the Company acquired 54,993,482 of the shares for US$456,034, and the minority shareholders acquired the remaining 6,518 shares for US$50. In connection with this subscription, the shareholders received one Subscription Warrant (Warrant) for each new share. Each Warrant grants its holder the right to subscribe 0.6 common shares, with the distribution of fractional shares not being permitted. Therefore, the Company received Warrants, which are valid through December 31, 2009, to purchase 32,996,089 additional common shares of Cosan S.A.. Since Cosan S.A. is a consolidated subsidiary, the Warrants recorded by Cosan S.A. have been eliminated in consolidation.

On September 14, 2009, the Company sold to third parties 10,000,000 of the Warrants for US$14,362, which resulted in a gain which is recorded as financial income. The basis of the Warrants which were sold, amounting to US$4,594, has been reclassified from additional paid-in capital to noncontrolling interest. At December 31, 2009, 54,987,552 warrants have been exercised, of which 44,993,482 were exercised by the Company, 9,994,070 were exercised by noncontrolling shareholders and the remaining 12,448 warrants expired. The exercise of the warrants of Cosan S.A. resulted in the issuance of 32,992,531 common shares, valued at US$301,145. Of this amount, the Company received 26,996,089 common shares valued at US$267,753.

In connection with the acquisition of Curupay, Cosan S.A. issued 44,300,389 new common shares (Note 8). Since these shares were issued to noncontrolling interests, this diluted the Company’s ownership interest which resulted in an increase in additional paid-in capital of US$9,840.

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended
April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

19.	Share-based compensation

In the ordinary and extraordinary general meeting held on August 30, 2005, the guidelines for the outlining and structuring of a stock option plan for Cosan S.A. officers and employees were approved, thus authorizing the issue of up to 5% of shares comprising Cosan S.A.’s share capital. This stock option plan was outlined to attract and retain services rendered by officers and key employees, offering them the opportunity to become shareholders of Cosan S.A. On September 22, 2005, Cosan S.A.’s board of directors approved the distribution of stock options corresponding to 4,302,780 common shares to be issued or treasury shares held by Cosan S.A. related to 3.25% of the share capital at the time, authorized by the annual/extraordinary meeting. The remaining 1.75% remains to be distributed. On September 22, 2005, the officers and key employees were informed regarding the key terms and conditions of the share-based compensation arrangement.

According to the market value on the date of issuance, the exercise price is US$2.64 (two dollars and sixty four cents) per share which does not include any discount. The exercise price was calculated before the valuation mentioned above based on an expected private equity deal which did not occur. Options may be exercised after a one-year vesting period starting November 18, 2005, at the maximum percentage of 25% per year of the total stock options offered by Cosan S.A. The options for each 25% have a five-year period to be exercised.

On September 11, 2007, the board of directors approved an additional distribution of stock options, in connection with the stock option plan mentioned above, corresponding to 450,000 common shares to be issued or purchased by Cosan S.A. related to 0.24% of the share capital at September 22, 2005. The remaining 1.51% may still be distributed.

On August 7, 2009, the board of directors approved an additional distribution of stock options, in connection with the stock option plan mentioned above, corresponding to 165,657 common shares to be issued or purchased by Cosan S.A. Such options were issued without a vesting period; therefore the intrinsic value at grant date was the basis for calculating the fair value of the options, at US$9.82 per option, and an expense of US$1,071 was fully recorded by the Company.

The exercise of options may be settled only through issuance of new common shares or treasury shares.

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended
April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

19.	Share-based compensation (Continued)

The employees that leave Cosan S.A. before the vesting period will forfeit 100% of their rights. However, if the employment is terminated by Cosan S.A. without cause, the employees will have right to exercise 100% of their options of that particular year plus the right to exercise 50% of the options of the following year.

The fair value of share-based awards was estimated using a binominal model with the following assumptions:

	Options granted on September 22, 2005	Options granted on September 11, 2007	Options granted on August 7, 2009
Grant price - in U.S. dollars	3.43	3.43	3.43
Expected life (in years)	7.5	7.5	Immediate
Interest rate	14.52%	9.34%	(1)
Expected Volatility	34.00%	46.45%	(1)
Expected Dividend yield	1.25%	1.47%	(1)
Weighted-average fair value at grant date - in U.S. dollars	6.93	10.22	(1)

(1) The options were fully vested at the date of issuance so the fair value was the quoted market price as of the grant date.

Expected Term – Cosan S.A.’s expected term represents the period that Cosan S.A.’s share-based awards are expected to be outstanding and was determined based on the assumption that the officers will exercise their options when the exercise period is over. Therefore, this term was calculated based on the average of 5 and 10 years. Cosan S.A. does not expect any forfeiture as those options are mainly for officers, whose turnover is low.

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended
April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

19.	Share-based compensation (Continued)

Expected Volatility – For the options granted on September 22, 2005 Cosan S.A. had its shares publicly-traded for less than 6 months as of April 30, 2006. Therefore, Cosan S.A. opted to substitute the historical volatility by an appropriate global industry sector index, based on the volatility of the share prices, and considering it as an assumption in its valuation model. Cosan S.A. has identified and compared similar public entities for which share or option price information is available to consider the historical, expected, or implied volatility of those entities’ share prices in estimating expected volatility based on global scenarios. For the options granted on September 11, 2007 Cosan S.A. used the volatility of its shares as an assumption in its valuation model since Cosan S.A.’s IPO in Brazil, in 2005.

Expected Dividends – As the Cosan S.A. is a relatively new public entity, the expected dividend yield was calculated based on the current value of the stock at the grant date, adjusted by the average rate of the return to shareholders for the expected term, in relation of future book value of the shares.

Risk-Free Interest Rate - Cosan S.A. bases the risk-free interest rate used in the Binominal Model valuation method on the implied yield currently available on SELIC -Special System Settlement Custody, which is the implied yield currently available on zero-coupon securities in Brazil.

As of March 31, 2010, the amount of US$1,662 related to the unrecognized compensation cost related to stock options is expected to be recognized in 6 months.

Stock option activity for the year ended March 31, 2010 and eleven-month period ended March 31, 2009, is as follows:

	Option	Weighted-average exercise price
Outstanding as of April 30, 2008	2,373,341	3.62
Exercises	(736,852)	2.64
Forfeitures or expirations	(165,657)	2.64
Outstanding as of March 31, 2009	1,470,832	2.64
Grants of options	165,657	3.43
Exercises	(982,513)	3.43
Outstanding as of March 31, 2010	653,976	3.43

Shares exercisable at March 31, 2010	408,819	3.43
Shares exercisable at March 31, 2009	736,852	2.64

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended
April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

20.	Risk management and financial instruments

a. Risk management

The commodity and foreign exchange rates price volatilities are the main market risks to which Cosan and its subsidiaries are exposed. Cosan carries out operations involving financial instruments with a view to managing such risks.

These risks and related instruments are managed through the definition of strategies, establishment of control systems and determination of foreign exchange, interest rate and price change limits.

b. Price risk

Cosan carries out transactions involving derivatives, with a view to reducing its exposure to sugar price variations in the foreign market. Such transactions generally assure an average minimum income for future production. Cosan actively manages the positions contracted and relevant results of such activity are continually monitored, so as to allow that adjustments be made to goals and strategies considering changes in market conditions. Cosan operates mainly in futures and options markets on the NYBOT (New York Board of Trade) and the LIFFE (London International Financial Futures and Options Exchange).

c. Foreign exchange risk

Cosan carries out transactions involving derivatives, with a view to reducing its exposure to foreign exchange rate variations on exports. Foreign exchange derivative transactions combined with commodity price derivatives generally assure an average minimum income for future production. Cosan actively manages the positions contracted and relevant results of such activity are continually monitored, so as to allow that adjustments be made to goals and strategies considering changes in market conditions. Cosan operates mainly through futures contracts over BM&F (“Bolsa de Mercadorias e Futuros de São Paulo”) and in the over-the-counter segment with leading institutions.

Additionally, Cosan has also engaged in currency and interest rate swap operations for charges associated to Senior Notes, from the U.S. dollar exchange rate variation plus interest of 9% p.a. to 81% of CDI.

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended
April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

20.	Risk management and financial instruments (Continued)

d. Interest rate risk

Cosan monitors fluctuations of the several interest rates linked to its monetary assets and liabilities and, in the event of increased volatility of such rates, it may engage in transactions with derivatives so as to minimize such risks. During 2010 Cosan entered into swap contracts to exchange fixed to Libor interest rate in order to protect against variations in the Libor on certain loan contracts.

e. Credit risk

A significant portion of sales made by the Company and its subsidiaries is intended for a selected group of highly qualified counterparties, such as trading companies, fuel distribution companies and large supermarket chains. In connection with the fuel distribution activity, a diversified customer portfolio, in addition to following up on the sales financing terms by business segment and their individual credit limits, are procedures adopted by the Company to minimize overdue accounts receivable and defaults. Credit risk is managed through specific rules of client acceptance, credit rating and establishment limits for customer exposure, including, when applicable, requirement of letters of credit from a top rated bank and obtaining security interest on credits granted. Management considers that the credit risk is substantially covered by the allowance for doubtful accounts. The Company and its subsidiaries historically do not record material losses on trade accounts receivable.

f. Debt acceleration risk

As of March 31, 2010 and 2009, Cosan was a party to loan and financing agreements with covenants generally applicable to these operations, regarding cash generation, debt to equity ratio and others. These covenants are being complied with by Cosan and do not place any restrictions on its operations as a going-concern.

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended
April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

20.	Risk management and financial instruments (Continued)

g. Estimated market values

The following methods and assumptions were used to estimate the fair value of each main class of financial instruments:

●	Accounts receivable and trade accounts payable: The carrying amounts reported in the balance sheet for accounts and notes receivable and accounts payable approximate their fair values.

●
Short-term and long-term debt and advances from customers: Except when there are published market prices, the market values of loans and financing were calculated based on their present value calculated through the future cash flows and using interest rates applicable to instruments of similar nature, terms and risks or based on the market quotation of these securities.

The following table presents the carrying amounts and estimated fair values of Cosan’s financial instruments at March 31, 2010 and 2009. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.

	2010		2009
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Financial assets:
Cash and cash equivalents	623,675	623,675	508,784	508,784

Financial liabilities:
Short-term and long-term debt	3,316,728	3,316,728	2,032,759	1,882,847

Assets and liabilities that are reflected in the accompanying consolidated financial statements at fair value or have their fair value disclosed in the notes to the consolidated financial statements are not included in the above disclosures; such items include derivative financial instruments.

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended
April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

21.	Deferred gain on sale of investments in subsidiaries

Agrícola Ponte Alta S.A. is a subsidiary whose principal assets are land used for the growing of sugarcane for Cosan. On December 15, 2008, the shareholders approved a partial spin-off of the assets of Ponte Alta and created four new subsidiaries. Agricultural land was then transferred from Ponte Alta to each of the entities. On December 30, 2008, two of the entities, Nova Agrícola Ponte Alta S.A. and Terras da Ponte Alta S.A. were sold to Radar, an affiliate company accounted for by the equity method. The selling price was fair value, US$123,596, which resulted in a gain of US$47,080. This gain has previously been deferred since there were no lease contracts executed for the land, which was being used by Cosan for a monthly fee. Over the year ended March 31, 2009 the lease contracts were executed, and the gain is being amortized since then to profit and loss over the 19 year average term of the leases.

During the year ended March 31, 2010, the Company has amortized a gain of US$3,394 related to this sale-leaseback transaction.

22.	Fair value measurements

Effective May 1, 2008, Cosan adopted ASC 820, Fair Value Measurements (SFAS 157), for all financial instruments and non-financial instruments accounted for at fair value on a recurring basis. ASC 820 establishes a new framework for measuring fair value and expands related disclosures. Broadly, the ASC 820 framework requires fair value to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. ASC 820 establishes market or observable inputs as the preferred source of values, followed by assumptions based on hypothetical transactions in the absence of market inputs.

The valuation techniques required by ASC 820 are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1 - Quoted prices for identical instruments in active markets.

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended
April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

22.	Fair value measurements (Continued)

Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 - Significant inputs to the valuation model are unobservable.

The following section describes the valuation methodologies Cosan uses to measure different financial instruments at fair value.

Derivatives

Cosan uses closing prices for derivatives included in Level 1, which are traded either on exchanges or liquid over-the-counter markets.

The remainder of the derivatives portfolio is valued using internal models, most of which are primarily based on market observable inputs including interest rate curves and both forward and spot prices for currencies and commodities. Derivative assets and liabilities included in Level 2 primarily represent interest rate swaps, foreign currency swaps and commodity forward contracts.

The following table presents our assets and liabilities measured at fair value on a recurring basis at March 31, 2010.

	Level 1	Level 2	Total
Assets
Derivatives	72,239	57,217	129,456

Liabilities
Derivatives	(29,130)	(13,937)	(43,067)

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended
April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

23.	Segment information

a. Segment information

The following information about segments is based upon information used by Cosan’s senior management to assess the performance of operating segments and decide on the allocation of resources. Cosan’s operating and reportable segments are business units in Brazil that target different industry segments. Each reportable segment is managed separately because of the need to specifically address customer needs in these different industries. The operations of these segments are based solely in Brazil.

In 2010, in connection with some management changes and realignment of the business, management has combined the Sugar and Ethanol segments into the Sugar and Ethanol (“S&E”) segment.  This change reflects the manner in which the Chief Operating Decision Maker evaluates the business and allocates resources. The S&E segment mainly operates and produces a broad variety of sugar and ethanol products.  These products are produced in the same facilities using the same basic raw material – sugarcane.  The plants have the flexibility of being configured to produce either of the two finished products which provides management the ability to adjust production based on market demand. Disclosures relating to this operating segment also include the revenues of the two major products.  The prior year amounts have been reclassified to reflect the combination of the Sugar and Ethanol Segments.

Additionally, the current year acquisition of Teaçú and Curupay and their combination with the Novo Rumo business has resulted in a new operating segment that is called Sugar Logistics (“RUMO”).

Following is a description of the operating segments of the business.

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended
April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

23.	Segment information (Continued)

a. Segment information (Continued)

The Sugar and Ethanol (“S&E”) segment produces and sells a broad variety of sugar and ethanol products. The sugar products include raw (also known as very high polarization - VHP sugar), organic, crystal and refined sugars, which are sold to a wide range of customers in Brazil and abroad. Cosan exports themajority of the sugar produced through international commodity trading companies. Cosan’s domestic customers include wholesale distributors, food manufacturers and retail supermarkets, through which it sells its “Da Barra” and “União” branded products.  The ethanol products include fuel ethanol and industrial ethanol. Cosan’s principal fuel ethanol products are hydrous and anhydrous. Hydrous ethanol is used as an automotive fuel and anhydrous (which has a lower water content than hydrous ethanol) is used as an additive in gasoline. The fuel ethanol products are mainly sold in the domestic market by fuel distribution companies. Consumption of hydrous ethanol in Brazil is increasing as a result of the introduction of flex fuel vehicles that can run on either gasoline or ethanol (or a combination of both).  In addition, S&E segment sells also liquid and gel ethanol products used mainly in the production of paint and cosmetics and alcoholic beverages for industrial clients in various sectors. The S&E segment includes also the co-generation activities and most of corporate activities.

The Fuel Distribution and Lubricants (“CCL”) segment is engaged in the distribution in Brazil of fuel products, derived from petroleum or ethanol, and lubricants as well as the operation of convenience stores. The network to which the fuel distribution segment distributes such products is comprised of approximately 1,700 fuel stations.

The Sugar Logistic (“Rumo”) segment provides logistics services for the transport, storage and port lifting of sugar for both the S&E segment and third parties.

The accounting policies underlying the financial information provided for the segments are based on Brazilian GAAP. We evaluate segment performance based on information generated from the statutory accounting records.

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended
April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

23.	Segment information (Continued)

a. Segment information (continued)

Segment profit and loss and selected balance sheet data under Brazilian GAAP is as follows:

	2010
	S&E	CCL	Rumo	Adjustments / eliminations (1)	Consolidated
	Brazilian GAAP				US GAAP
Balance sheet:
Property, plant & equipment (PP&E)	2,775,752	199,983	165,094	1,005,670	4,146,499
Goodwill and Intangible assets, net	735,198	774,716	38,824	415,596	1,964,334
Loans, net of cash equivalents	(2,443,354)	(249,839)	(59,799)	59,939	(2,693,053)
Other assets net of other liabilities	2,113,306	342,720	7,696	(2,198,446)	265,276

Total net assets	3,180,902	1,067,580	151,815	(717,241)	3,683,056

Income statement (12 months):
Net sales	2,882,935	5,436,199	84,797	(120,780)	8,283,151
Gross profit	703,108	412,866	22,896	(78,984)	1,059,886
Selling, general and administrative expenses (SG&A)	(455,906)	(264,081)	(9,705)	(11,890)	(741,582)
Other income (expenses)	167,293	9,071	2,149	433	178,946
Other selected data:
Addition to PP&E (“Capex”)	948,838	49,579	83,067	-	1,081,484
Depreciation and amortization	313,324	20,067	7,591	147,534	488,516

(1) Refers to the consolidation eliminations and adjustment to USGAAP.

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended
April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

23.	Segment information (Continued)

a. Segment information (continued)

	2009
	S&E	CCL	Rumo	Adjustments / eliminations (1)	Consolidated
	Brazilian GAAP				US GAAP
Balance sheet:
Property, plant & equipment (PP&E)	1,330,266	128,712	29,414	771,035	2,259,427
Goodwill and Intangible assets, net	423,571	966	-	707,398	1,131,935
Loans, net of cash equivalents	(1,122,560)	39,663	4,811	(445,889)	(1,523,975)
Other assets net of other liabilities	2,943,642	(78,223)	(1,469)	(2,590,572)	273,378

Total net assets	3,574,919	91,118	32,756	(1,558,028)	2,140,765

Income statement (11 months):
Net sales	1,561,118	1,549,359	26,862	(210,879)	2,926,460
Gross profit	297,183	94,719	6,877	(94,180)	304,599
Selling, general and administrative expenses (SG&A)	(264,947)	(85,577)	(2,866)	(14)	(353,404)
Other income (expenses)	93,529	779	5,387	(101,985)	(2,290)
Other selected data:
Addition to PP&E (“Capex”)	574,112	4,881	2,433	24,729	606,155
Depreciation and amortization	203,832	6,299	2,94	77,662	290,739

(1) Refers to the consolidation eliminations and adjustment to USGAAP.

	2008
	S&E	CCL	Rumo	Adjustments / eliminations (1)	Consolidated
	Brazilian GAAP				US GAAP
Income statement (12 months):
Net sales	1,482,573	-	28,159	(19,499)	1,491,233
Gross profit	189,048	-	3,176	(46,583)	145,641
Selling, general and administrative expenses (SG&A)	(276,995)	-	(4,139)	(2,616)	(283,750)
Other income (expenses)	2,712	-	(948)	(5,434)	(3,670)

(1) Refers to the consolidation eliminations and adjustment to USGAAP.

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended
April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

23.	Segment information (Continued)

b. Detailed net sales per segment

	2010	2009	2008
S&E (Brazilian GAAP)
Sugar	1,810,005	900,424	781,809
Ethanol	936,473	586,633	612,397
Cogeneration	50,146	7,532	-
Other	86,311	66,529	88,367
	2,882,935	1,561,118	1,482,573
CCL (Brazilian GAAP)
Fuels	5,056,969	1,443,537	-
Lubricants	339,752	92,969	-
Other	39,478	12,853	-
	5,436,199	1,549,359	-
Rumo (Brazilian GAAP)
Port lifting	76,155	26,862	28,159
Transports	8,642	-	-
	84,797	26,862	28,159

Adjustments / eliminations	(120,780)	(210,879)	(19,499)

Total (US-GAAP)	8,283,151	2,926,460	1,491,233

c. Net Sales by region

The percentage of net Sales by geographic area are as follows:

	2010	2009
Brazil	86,4%	73,6%
Europe	9,2%	18,5%
Latin American (except Brazil)	2,8%	5,0%
Middle east and Asia	1,2%	1,9%
North America	0,3%	0,9%
África	0,1%	0,1%
Total	100,0%	100,0%

d. Concentration of clients

S&E

There are several clients in this segment, one of which represents more than 10% of the segment net sales -- the SUCDEN Group (17% in 2010 and 14% in 2009).

CCL

In this segment there are no clients that represent more than 10% of the net sales.

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended
April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

23.	Segment information (Continued)

d. Concentration of clients (continued)

Rumo

In 2010 33% of the segment net sales were generated from sales to the S&E segment (52% in 2009). There two other customers which represented more than 10% of the net sales of this segment.  SUCDEN Group accounted for 16% of segment sales (14% in 2009) and the ED&F Man Group accounted for 14% (no sales in the previous year).

COSAN LIMITED

Management Report
March 31st, 2010

Cosan Limited

MANAGEMENT REPORT
March 31, 2010

The results from Cosan Limited during the fiscal year ended on March 31st, 2010, were significantly related to the results from its subsidiary Cosan S.A. Industria e Comércio and the notes from the Management are valid for both Companies.

In compliance with legal and statutory provisions, Cosan S.A. Indústria e Comércio submits for appreciation by its shareholders the Management Report and relevant Financial Statements, together with the Opinion of the Independent Auditors, relative to the fiscal years ended March 31, 2010 and 2009, prepared in accordance with accounting practices adopted in Brazil. The Financial Statements prepared according to generally accepted accounting principles of the United States of America (US GAAP), expressed in U.S. dollars, are available in the Investors Relations section of our site www.cosan.com.br. The Company also makes available a detailed version of the Financial Statements and its release on results on site www.cosan.com.br/ri.

On account of the alteration of fiscal year 2009, which brought forward its closing date to March 31, 2009, the periods for fiscal years 2009 and 2010 are mismatched, i.e., fiscal year 2009 consists of only 11 months, for the interval from May 2008 to March 2009, while fiscal year 2010 comprises the 12 months from April 2009 to March 2010;

MESSAGE FROM MANAGEMENT

This fiscal year was marked by the consolidation and alteration of the strategy of diversification of the business model implemented in the previous year. After more than one year since the acquisition of Esso Brasileira de Petróleo (presently named CCL – Cosan Combustíveis e Lubrificantes S.A.) we can present the results obtained and the benefits secured from implementation of a new fully-integrated business platform. With the well-defined and solid business model, Cosan has positioned itself to capture any opportunities that could arise and to differentiate itself from competitors through its competitive edges.

With a vision of growth, but without losing focus on sustainability, in these six months Cosan has been able to (i) increase its crushing capacity with the acquisition of NovAmérica (currently named CAL – Cosan Alimentos) and the start-up of the greenfield projects (Jataí and Caarapó), (ii) advance in its plan of investment in co-generation of energy using cane bagasse, (iii) increase its presence in the logistics segment, with the

COSAN LIMITED

Management Report
March 31st, 2010

creation and commencement of activities of Rumo Logística, and (iv) through execution of a non-binding memorandum of understanding with Shell, thereby enabling itself to become the most efficient player in the distribution of fuel in Brazil.

The acquisition of the Cosan Alimentos mills in the first quarter of 2010 increased our crushing capacity by 10 million tons of cane, provided better exposure to the domestic sugar market, principally with the portfolio of the UNIÃO brand, in a year when sugar attained historical record prices. In addition, Cosan also acquired NovAmérica’s participation of 28.2% at Rumo Logística, increasing its stake to approximately 93%.

The energy co-generation project continued to be implemented in the course of this fiscal year, so that the next crop year can be initiated with the new co-generation units ready to commence sale of energy through contracts that have been executed. These new units are expected to more than double the generation of cash in the co-generation segment, which will help to reduce the volatility of our future sugar and ethanol – CAA - results, increasing their predictability.

The process of organic growth initiated with the construction of a new mill, Jataí, in the State of Goiás, showed Cosan’s capability of expanding sugarcane frontiers beyond the State of São Paulo, with state-of-the- art and modern technology and with efficiency well above the national average. Cosan also concluded the Greenfield acquired from NovAmérica, located in the city of Caarapó, in the State of Mato Grosso do Sul.

The new business, named Rumo Logística, positions Cosan as the principal sugar logistics player in Brazil. In addition to coping with one of the main infrastructure bottlenecks in Brazil, Cosan will be able to offer a service with quality, efficiency and competitive costs to all Brazilian sugar producers, through a partnership with ALL in rail transportation of bulk sugar and other sub-products. The new railcars and locomotives purchased by Rumo Logística are among the most modern in the world and will be able to carry up to approximately 11 million tons of sugar, when the expected investments are completed in 2013.

The signing of the memorandum of understanding between Cosan and Shell demonstrates that we are following the correct strategy. The new joint venture (“JV”) still needs to have its terms approved and defined by both companies and by the pertinent regulating agencies, in addition to completion of the due diligence process by both parties. The businesses in which Cosan operates and that will be part of the Joint Venture are sugar and ethanol, including operations of energy co-generation, distribution and commercialization of fuel, the ethanol logistics assets and the totality of its equity participation in a company that commercializes ethanol, totaling assets to be contributed estimated at US$4,925 million. Cosan will contribute to the JV net debts amounting to approximately US$2,524 million. In consideration, Shell will contribute to the JV its fuel distribution and commercialization assets in Brazil (retail and aviation) and its participation

COSAN LIMITED

Management Report
March 31st, 2010

in companies involved with research and development of use of biomass, including ethanol. Furthermore, Shell will effect within two years a cash capital contribution amounting to approximately US$1,625 million and a contingent contribution estimated by Cosan at US$300 million, in the course of a period of approximately 5 years, on account of additional input based on future earnings of the joint structure.

The challenges for the next fiscal year are even greater, principally after closing of the joint venture with Shell. The new integration and management processes will capture major synergies in all of our business units. The quest for an even more efficient company that can assure its sustainable growth, providing increasingly cleaner energy for people’s lives will continue to guide us throughout the next year.

Market and Sector Overview

According to UNICA, the sugarcane growers’ association, crushed cane volume in Brazil’s central-south region totaled 541.9 million tonnes in the 2009/10 crop, 7.3% up compared to the previous harvest. Sugar production increased by 7.3% to reach 28.6 million tonnes, while ethanol output dropped by 5.6% to 23.7 billion liters, of which hydrous ethanol accounted for 17.5 billion liters and anhydrous ethanol for 6.2 billion liters, an increase of 3.8% and decrease of 24.8%, respectively, in relation to the previous harvest. This reflects the crop shortfall due to record level of rains during the crop, when the weather is usually dry, which not only decreased the number of crushing days but also the sucrose content of the total sugar recoverable (TSR) in the cane to 130.25 kg/t, compared to 140.88 kg/t in the previous harvest. In addition, due to increase in sugar prices in the international market during the crop, the production mix continued to prioritize sugar (42.6%) compared to the previous year.

UNICA estimates that the total crushed cane volume for the 2010/11 crop will reach 595.9 million tonnes in Brazilian Central-South region, which, combined with an improve of TSR to 138.59 kg/t and 43.29% of cane towards sugar production, maintaining the production mix more focused on sugar compared to last year’s, will result in 34.1 million tonnes of sugar, 20.1 billion liters of hydrous ethanol and 7.3 billion liters of anhydrous ethanol, an increase of 19.1%, 15.4% and 16.2%, respectively. These projections are mainly the result of (i) greater agricultural productivity (tonnes of cane / hectare) due to the higher level of rains during the planting and growth of sugarcane, despite such adverse effects as the orange rust of sugarcane, which may affect certain cane varieties and the aging of the field; (ii) higher yield of sucrose (TSR) in the cane as a result of a more favorable weather conditions for harvesting and maturing of the cane, despite the higher volume of cane left on the field, anticipation of the beginning of harvest and the evolution of mechanical harvesting; and the (iii) increase in crushing capacity as result of the startup of 10 new mill units and ramp-up of the harvesting area of those that started operating in the previous harvests, effect that started to vanish due to the lower investment level compared to the peak in 2007 and 2008 in the sector.

COSAN LIMITED

Management Report
March 31st, 2010

The latest UNICA data indicate an increase of crushed cane volume in beginning of 2010/11 crop, until May 16th, totaling 93.9 million tones, 27.1% higher on the same period in the last crop, mainly due to the advance of sugarcane harvest. The production mix in the period continues to prioritize sugar to attend the contracts which could not be performed last year, being 41.9% of production directed to this product and 58.1% for ethanol. Sugar production reached 4.4 million tonnes, an increase of 38.7% than last crop, while ethanol output stood at 3.8 billion liters, with 2.9 billion liters of hydrous ethanol and 829 million liters of anhydrous ethanol, an increase of 11.5% and 74.6%, respectively.

In this quarter, raw sugar prices averaged 24.52 US¢/lb, 92.8% up over 4Q09 and 3.6% up over 3Q10. It is important to note the variation of prices in the period: after rallying in January, when sugar price reached 29.9 US¢/lb, the highest in 29 years, prices dropped by 44.5% until the end of the quarter. The downward trend continued, reaching the lowest point of 13.67 US¢/lb in the beginning of May, 54.3% down from the peak in January.

This can be explained by some factors: (i) export of 500,000 tonnes of out-of-quota sugar to the European Union, as mentioned in the last Financial Letter; (ii) export of nearly 1 million tonnes of sugar from Brazil in the quarter, which was not expected by the market based on the estimates of initial inventories for the harvest; (iii) the recovery and extension of the Indian crop, which usually ends in March and was estimated between 13 and 15 million tonnes. In May, there were still several mills processing cane, with new estimates between 18 and 19 million tonnes; (iv) the deferral of demand in response to the higher prices; (v) the prospect of better weather conditions for the 2010/11 crop in Brazil and India, resulting in more optimistic sugar production estimates ranging from 32-35 to 24-25 million tonnes, respectively.

On the other hand, world sugar inventories are much lower compared to historical levels and need to be recomposed. Moreover, there are several uncertainties concerning the crop in some countries, for example: (i) in Brazil and India, if the weather conditions are not as adequate as expected, production will be lower than expected; (ii) the announcement by the Pakistani government of its intention to buy approximately 900,000 tonnes; (iii) potential imports from China to recompose strategic inventories, given that these were released to curb inflation in the domestic market after a bad crop; (iv) the possibility that the United States will allow additional raw sugar imports to meet domestic demand.

International refined sugar prices partially followed the downward trajectory of raw sugar prices, dropping by 37.6% in 61 days. The average price in the period was US$659.15/t, 75.5% and 7.4% up over 4Q09 and 3Q10, respectively. Due to the lack of sugar for refining, mainly because Brazil is in the inter-harvest period, the white premium averaged US$118.58/t.

In 4Q10, the Brazilian real depreciated against the U.S. dollar to average R$1.80/US$, 3.6% up from the previous quarter. In the quarter, the Real reached R$1.87/US$, due to the initial signs of an economic slowdown in Portugal, Italy, Greece and Spain. The foreign exchange rate at the end of the period was R$1.78/US$, compared with R$1.74/US$ in December 2009 and R$2.32/US$ in March 2009.

COSAN LIMITED

Management Report
March 31st, 2010

Domestic crystal sugar prices (ESALQ) averaged R$70.80/50Kg bag (or 35.65 US¢/lb) in 4Q10, 22.8% up compared to the previous quarter and 63.7% up on 4Q09. These prices reflect the lower sugar availability due to the rainy season and strong exports during the harvest, which amounted to 19.8 million tonnes (from April/09 to March/10).

In response to the previously mentioned factors and the macroeconomic conditions, major hedge funds, plus smaller funds and speculators, who had built positions in the commodity due to its solid fundamentals, quickly reduced their long sugar positions, helping with the decline in sugar prices. At the end of 4Q10, the net long position stood at 158,000 lots, or 15.8% of open contracts, 30.2% down from the previous quarter.

In the domestic market, the lower availability of ethanol due to the accelerated demand in 2009 (increase in flex fuel cars sales) and the reduced supply due to the rainy harvest, resulted in a significant increase in prices of both anhydrous and hydrous ethanol. Hydrous ethanol prices (ESALQ) averaged R$1.041/liter in 4Q10, 40.8% up YoY and 9.7% up over 3Q10. Anhydrous prices averaged R$1.188/liter, 43.1% higher than 3Q09 and 8.6% up on the previous quarter.

According to Brazil’s National Petroleum Agency (ANP), the average hydrous ethanol/gasoline price parity (weighted by the size of the fleet) closed 69% at the end of 4Q10, returning to below 70% parity in 6 states, which account for more than 50% of Brazil’s flex-fuel fleet. Between February and May 1st, 2010, the anhydrous ethanol blend ratio in gasoline reduced from 25% to 20%, yet anhydrous ethanol consumption remained unchanged compared to February and March 2009, once gasoline consumption increased significantly as ethanol prices were above parity during most of the period.

According to ANFAVEA, the auto manufacturers’ association, flex-fuel vehicle sales in Brazil totaled 652,700 units in 4Q10, accounting for 87% of new car sales, 16.1% up year-on-year.

 According to ANP, Diesel sales in the first three months of 2010 totaled 11.1 billion liters, 12.7% up year-on-year. Gasoline A volume increased by a significant 29.7% in the period, with 5.9 billion liters sold, as ethanol prices were above parity and percentage of anhydrous ethanol blended in gasoline decreased. For these same reasons, ethanol consumption dropped by 24.7% in the period to reach 2.8 billion liters.

Operating Performance

 EBITDA per Business Unit

COSAN LIMITED

Management Report
March 31st, 2010

EBITDA (R$ MM) - FY'10	CAA	Rumo	CCL	Total*
Net Revenues	5,380.1	158.2	10,145.1	15,336.1
(-) Cost of Product Sold / Services Rendered	(4,068.0)	(115.5)	(9,374.6)	(13,210.7)
(=) Gross Profit	1,312.1	42.7	770.5	2,125.4
Gross Margin	24.4%	27.0%	7.6%	13.9%
(-) Selling Expenses	(464.5)	-	(400.1)	(864.6)
(-) General and Administrative Expenses	(386.3)	(18.1)	(92.7)	(497.2)
(-) Other Operating Revenues	312.2	4.0	16.9	333.1
(+) Depreciation and Amortization	584.7	14.2	37.5	636.3
(=) EBITDA	1,358.3	42.8	332.0	1,733.1
EBITDA Margin	25.2%	27.0%	3.3%	11.3%
(=) EBITDAH	1,689.2	41.8	332.0	2,063.0
EBITDAH Margin	31.4%	26.4%	3.3%	13.5%

* Total excludes consolidation

Net Revenue
4Q'09	4Q'10	Sales Composition (R$MM)	FY'09	FY'10
2,349.8	4,394.1	Net Operating Revenue	6,270.1	15,336.1
853.7	1,850.2	CAA	3,129.6	5,380.1
502.4	1,215.5	● Sugar Revenue - CAA	1,805.1	3,377.8
64.1	347.7	Local	233.8	1,062.3
438.2	867.8	Export	1,571.3	2,315.5
337.5	602.1	● Ethanol Revenue - CAA	1,176.0	1,747.6
257.8	549.7	Local	775.1	1,325.9
79.8	52.4	Export	401.0	421.8
3.6	5.7	● Energy Cogeneration - CAA	15.1	92.4
10.3	26.8	● Other Revenue - CAA	133.4	162.2
9.7	38.3	Rumo	53.9	158.2
9.7	24.9	● Loading	53.9	142.1
-	13.4	● Transportation	-	16.1
1,505.7	2,588.7	CCL	3,106.0	10,145.1
1,393.7	2,401.6	● Fuels Revenue - CCL	2,893.9	9,437.3
106.3	170.4	Ethanol	220.6	757.0
594.6	1,208.6	Gasoline	1,267.0	4,111.0
588.1	999.3	Diesel	1,156.3	4,338.5
104.7	23.3	Other	250.0	230.9
98.2	168.9	● Lubes Revenue - CCL	186.4	634.0
13.8	18.1	● Other Revenue - CCL	25.8	73.7
(19.3)	(83.0)	Eliminations from Consolidation	(19.3)	(347.4)

Net revenue totaled R$15.3 billion in FY’10, versus R$6.3 billion in the previous year. CCL accounted for most of this figure, contributing R$10.1 billion, or 66.2% of the total. CAA’s revenue, which grew by 71.9% to R$5.4 billion, was fueled by the merger of NovAmérica, higher sugar prices and the start-up of the co-generation projects.

COSAN LIMITED

Management Report
March 31st, 2010

Sugar Sales - CAA

Þ	Sugar sales totaled R$3.4 billion, 87.1% more than the year before. The main factors contributing to the R$ 1.6 billion increase were:

Þ	Record international and domestic prices, 28.9% and 54.4% above previous year which have contributed with gains of approximately R$ 453.5 million and R$ 127.3 million, respectively;

Þ
The higher sugar volume sold, resulted in an additional revenues of R$640.5 million. This increase in volume can be explained by: (i) NovAmerica consolidation; (ii) the higher share of sugar in the product mix; (iii) the reduction in carryover stocks; and (iv) the distortion in the comparison with the previous year, which had only 11 months.

COSAN LIMITED

Management Report
March 31st, 2010

Sugar
Volume (thousand tonnes) and Average Unit Price (R$/tonne)

The sugar inventories in FY’10 were 49.0% lower compared to the previous year, reflecting the commercial strategy adopted to capture the higher prices over the last quarter.

Sugar Inventories

	4Q'09	4Q'10
'000 ton	266.4	135.8
R$'MM	109.3	93.6
R$/ton	410	689

COSAN LIMITED

Management Report
March 31st, 2010

Ethanol Sales – CAA

Ethanol revenue totaled R$1.7 billion, 48.6%, or R$ 571.6 million, up on FY’09, mainly due to:

Þ
Gain of R$513.2 million from higher ethanol sales, thanks to: (i) the incorporation of NovAmérica’s plants; (ii) the reduction in carryover stocks, taking advantage of the higher inter-harvest prices; (iii) the effect from the comparison with FY’09, which had only 11 months;

Þ	Gain of R$40.7 million due to the increase in domestic average prices, notwithstanding the 18.3% decrease in the international average prices;

Þ	Loss of R$78.0 million due to higher exports, whose average prices were lower than domestic ones.

Ethanol inventories were 76.2% lower than in the previous year due to our strategy to capture the higher prices over the off-season period (4Q’10).

COSAN LIMITED

Management Report
March 31st, 2010

Ethanol Inventories

	4Q'09	4Q'10
'000 cbm	287.2	68.2
R$'MM	201.0	56.2
R$/cbm	700	824

COSAN LIMITED

Management Report
March 31st, 2010

Energy co-generation – CAA

Þ
Energy revenue totaled R$92.4 million, thanks to growing investments in co-generation, which are expected to continue recording strong growth in the coming years. FY’10 was marked by the beginning of energy delivered by Serra, Gasa, Costa Pinto, Tarumã and Maracaí accordingly to the bi-lateral sales contracts and/or auctioned electricity sale contracts. Sales volume totaled 596MWh, at an average of R$141.6/MWh.

Other Products and Services – CAA

Despite the fact that revenue from loading services and electricity sales were no longer considered under CCA’s “Other products and services”, revenue from this line still grew by 21% chiefly due to sales of molasses, fusel oil and sugarcane.

COSAN LIMITED

Management Report
March 31st, 2010

Rumo

In FY’10, Rumo concluded its first year jointly operating the Cosan Portuária and Teaçú terminals and began transportation operations through a partnership agreement with ALL, with total net revenues of R$158.2 million. Loading volume grew by 131.4% over FY’09, from 3.5 million to 8.1 million tonnes, 34.6% of which (or 2.8 million tonnes) being service to Cosan. This result was achieved because of the merger with Teaçú, NovAmérica’s former terminal, and higher productivity due to synergies and improvements in operational processes.

The average loading price increased by 13.0% over FY’09 to R$17.50/ton.

The transportation agreement entered into with ALL became valid and executable in 4Q’10, generating additional revenue of R$16.1 million in this quarter.

COSAN LIMITED

Management Report
March 31st, 2010

Fuel Sales – CCL

CCL’s recorded FY’10 net revenue of R$ 10.1 billion, 226.6% up on the previous year, given that only four months of this company’s results were consolidated in FY’09, as mentioned previously. Fuel segment revenue totaled R$ 9.4 billion, up by 226.1%. The main factors contributing to the net revenues achieved in FY’10 were:

Þ	Ethanol sales of 803.2 million liters, reflecting record vehicle licensing volume between April 2009 and March 2010, 88% of which flex-fuel vehicles;

Þ
Higher ethanol prices in the inter-harvest period, which not only benefited hydrous net revenue, but also resulted in an upturn in gasoline sales volume. This was because ethanol prices were above 70% parity with gasoline prices in many Brazilian sates, causing some flex-fuel owners to switch from ethanol to gasoline, whose prices are higher (average of R$2,207/m3 in FY’10 versus R$942/m3 of ethanol);

Þ	The acquisition of new corporate clients, who accounted for an additional 210 million liters of Diesel in FY’10, beyond the Diesel volume sold to CAA.

COSAN LIMITED

Management Report
March 31st, 2010

Lubricant Sales – CCL

Lubricant sales totaled R$634 million, thanks to the increased share of higher added-value products in the sales mix and the upturn in market share.

CCL Inventories
(Including Fuels and Lubricants)

	4Q'09	4Q'10
'000 cbm	138.5	137.5
R$'MM	274.4	266.5
R$/cbm	1,981	1,938

COSAN LIMITED

Management Report
March 31st, 2010

Cost of Goods Sold (COGS)

COGS totaled R$13.2 billion, versus R$5.5 billion in the previous year. This substantial upturn reflected the 12-month consolidation of fuel and lubricant distribution, which added R$ 9.4 billion to annual COGS, versus R$2.9 billion in the previous year, when only four months of this business unit were consolidated. In addition, CAA’s COGS increased by 60.5%, chiefly due to higher sales volume, sugar sourcing activities, higher costs for sugar cane acquired from third parties, the poor harvest and the reduction in TRS, the last two due to excess rainfall in the harvest period.

4Q'09	4Q'10	COGS per Product	FY'09	FY'10
(2,109.9)	(3,620.3)	Cost of Good Sold (R$MM)	(5,470.7)	(13,210.7)
(715.9)	(1,296.9)	CAA	(2,533.8)	(4,068.0)
(343.1)	(687.1)	Sugar	(1,313.1)	(2,116.2)
(353.1)	(567.0)	Ethanol	(1,088.9)	(1,745.5)
(19.7)	(42.8)	Other Products & Services - CA	(131.9)	(206.4)
(8.3)	(24.6)	Rumo	(40.1)	(115.5)
(1,405.0)	(2,381.8)	CCL	(2,916.1)	(9,374.6)
19.3	83.0	Eliminations from Consolidation	19.3	347.4
		Average Unit Cost (R$)
482	593	Unit COGS of Sugar (R$/ton)	430	512
808	1,011	Unit COGS of Ethanol (R$/thousand liters	728	813
1,681	1,757	CCL (R$/thousand liters)	1,700	1,668

CAA

The cost of goods sold and services rendered totaled R$4.1 billion, accompanying sugar and ethanol sales growth and reflecting the merger of NovAmérica and the strong impact of the upturn in the TSR price (due to higher sugar prices in Brazil and abroad) and the reduction in TSR mainly due to adverse weather conditions throughout the harvest.

The R$1.5 billion increase results from the 19.1% upturn in average unit sugar costs and the 11.6% rise in average unit ethanol costs, was chiefly due to:

Þ
The increase in sugar sourcing (purchase of the raw material to be refined and product for subsequent resale and distribution on the domestic market), a traditional NovAmerica practice, whose margins are lower and which had an impact of R$61 million;

Þ
The increase of 25.5% in the average TSR price, as calculated by Consecana, from R$0.2772/Kg of TSR to R$0.3492/Kg of TSR, which pushed up the cost of land leased and sugarcane acquired from suppliers, adding approximately R$260 million;

COSAN LIMITED

Management Report
March 31st, 2010

Þ
The effect of lower concentration in the TSR itself (cane sucrose content), from 139.0kg/ton of sugar cane to 129.8kg/ton, surpassed the gains in efficiency in the process of mechanization of the harvest, leading to additional costs of R$180 million;

Þ
Thanks to excessive rainfall, there were less effective crushing days. Consequently, 3.3 million tonnes of cane which were expected to be processed were left in the fields, generating an impact on the dilution of fixed agricultural costs (planting, treatment and leasing).

Þ
Despite the harvesting difficulties, CLT costs (cutting, loading and transport) has not increased benefited from the mechanical harvest which accounted for 64.5% of the total harvest, stood at R$6.25/tonne of cane, cheaper than manual CLT costs.

Rumo

Rumo’s COGS totaled R$115.5 million, including loading and transportation costs, the latter consisting of costs from transshipment, road and rail freight and storage.

The variable part of the loading costs refer mostly to stevedore expenses, port tariffs and electric power, while the fixed part refers to operational labor, equipment rental, port leasing costs and maintenance.

CCL

CCL’s average COGS recorded a decline of R$32/m3 in FY’10, or 2%, lower than FY’09, primarily due to the reduction in Petrobrás’ Diesel price and lower lubricant costs due to the appreciation of the Real against the dollar. The reduction of the average unit cost quoted above occurred despite the upturn in the inter-harvest ethanol costs, which affected not only hydrous costs but also those of gasoline C, due to the mandatory gasoline mix with anhydrous ethanol. In addition, between February and April 2010, the ratio was reduced from 25% to 20% turning even more expensive the cost of gasoline C.

Gross Profit

As a result, the Company recorded a FY’10 gross profit of R$2.1 billion, an increase of 165.9% compared to the previous year, with a gross margin equivalent to 13.9%. The ethanol margin recovered throughout the harvest, reaching breakeven at the close of the year. On the other hand, sugar recorded a positive margin of 37.4%, partially benefiting from the increase in international prices and sugar’s greater share of domestic sales. In addition, CCL’s gross unit margin moved up by R$26/m3 to R$137/m3.

COSAN LIMITED

Management Report
March 31st, 2010

4Q'09	4Q'10	Gross Margin per Product	FY'09	FY'10
		Unitary Gross Margin
224	456	Sugar (R$/ton)	161	305
(36)	63	Ethanol (R$/thousand liters)	58	1
120	153	CCL (R$/thousand liters)	111	137
		% Gross Margin/Net Revenues
31.7%	43.5%	Sugar	27.3%	37.4%
-4.6%	5.8%	Ethanol	7.4%	0.1%
14.8%	35.7%	Rumo	25.6%	27.0%
6.7%	8.0%	CCL	6.1%	7.6%

Selling Expenses

Selling expenses increased by 100% compared to the previous year mainly due to the merger of CCL, which contributed with R$400.1 million, and NovAmérica (R$91.4 million).

4Q'09	4Q'10	Selling Expenses	FY'09	FY'10
(101.5)	(225.3)	Selling Expenses (R$MM)	(432.6)	(864.6)
(49.1)	(120.6)	CAA	(317.8)	(464.5)
-	-	Rumo	-	-
(52.4)	(104.7)	CCL	(114.7)	(400.1)

CAA

Excluding the effects from the NovAmerica merger, CAA recorded selling expenses of R$373.1 million,17.4% higher than the previous year, chiefly due to the following factors:

Þ	The higher sugar exports caused an increase in freight and loading expenses of around 14.4%.

Þ	The increase of 28% in the volume of ethanol exports, which pushed up selling expenses by R$11.5 million.

Þ
Certain initiatives throughout the year to improve the efficiency of make the domestic sales management, including a reduction in retail commissions and bonuses through the revision of sales contracts and agreements in the case of sugar, and the elimination of less profitable accounts.

Rumo

Given the nature of its business, Rumo has no selling expenses.

CCL

CCL’s selling expenses are mostly related to salaries and benefits, freight from product deliveries, maintenance, repairs and environmental expenses and marketing. It is worth noting that this fiscal year was characterized by investments in marketing, maintenance

COSAN LIMITED

Management Report
March 31st, 2010

and repairs, in order to improve the image of the service stations, increase brand exposure and give more visibility to ethanol.

General and Administrative Expenses

G&A expenses totaled R$497.2 million, representing 3.2% of FY’10 net revenue, a hefty 80.2% up on the R$275.9 million recorded in FY’09, primarily due to the entry of NovAmérica (R$23.7 million), 12 months of expenses from CCL (R$92.7 million) and Teaçu consolidation by Rumo.

4Q'09	4Q'10	General & Administrative Expenses	FY'09	FY'10
(78.2)	(173.7)	G&A Expenses (R$MM)	(275.9)	(497.2)
(62.0)	(131.5)	CAA	(245.4)	(386.3)
0.2	(5.8)	Rumo	(5.7)	(18.1)
(16.4)	(36.5)	CCL	(24.8)	(92.7)

CAA

G&A expenses came to R$386.3 million, 57.4% higher than in FY’09, chiefly due to the entry of NovAmérica. The integration of NovAmérica’s systems only took place in the second half of 4Q’10, so its full effects will only be reflected as of 1Q’11. Excluding this impact, G&A expenses increased by 47.8%, due to the following factors:

Þ	Increase of around R$42.0 million due to the provisioning of management and employee bonus payments;

Þ
Upturn of around R$20.0 million in expenses from consulting services, due to projects such as the Shared Services Center (CAN), the implementation of EVA and various other IT projects, a non-recurring events.

Þ
Approximately R$11.0 million from the pay rise following the collective bargaining agreement and increase in other general expenses, such as travel expenses driven by geographic dispersion from our current different offices sites;

Þ	Fine of R$3.5 million levied by ANEEL due to breach of an electricity supply contract by the Paraúna unit;

Rumo

Rumo’s G&A expenses amounted to R$18.1 million, primarily related to the salaries and benefits, security, insurance and consulting services.

COSAN LIMITED

Management Report
March 31st, 2010

CCL

CCL’s G&A expenses totaled R$92.7 million, jeopardized by the following non-recurring effects: (i) R$6.7 million from adjustments due to the transition to the CAN; (ii) additional profit-sharing and bonus provisions of R$5.0 million; (iii) additions to legal proceeding reserves totaling R$1.2 million.

COSAN LIMITED

Management Report
March 31st, 2010

EBITDA

As a result of all the above, Cosan posted record EBITDA of R$1.7 billion in FY’10, 86.3% more than its previous best of R$930million in FY’07. Of this total, CAA contributed R$1.4 billion, 106.5% up on the previous year, while CCL and Rumo contributed R$332.0 million and R$42.8 million, respectively. Even excluding the non-recurring effects of REFIS (federal tax recovery program) and the sale of the aviation fuel business, EBITDA maintained its historical level of R$1.4 billion.

4Q'09	4Q'10	EBITDA	FY'09	FY'10
165.9	575.9	EBITDA (R$MM)	718.0	1,733.1
7.1%	13.1%	Margin	11.5%	11.3%
121.9	477.7	● CAA	628.7	1,358.3
14.1%	25.3%	Margin	19.8%	25.2%
5.8	13.5	● Rumo	24.7	42.8
60.3%	35.3%	Margin	46.0%	27.0%
38.1	84.6	● CCL	64.5	332.0
2.5%	3.3%	Margin	2.1%	3.3%

CAA

Depreciation and amortization totaled R$584.7 million, 43.1% more than the R$408.6 million reported in FY’09, due to heavy investments in order to increase production efficiency through agricultural mechanization, co-generation and industrial improvements, as well as investments in increasing crushing capacity of the new plants (greenfield units). If this non-cash effect is excluded from operating costs and expenses, CAA recorded EBITDA of R$1.4 billion, chiefly due to the following:

Þ	Adherence to the REFIS program, which generated a positive impact of R$270.3 million, as explained in section F below;

Þ
Non-operating revenue resulting from a capital gain of R$93.1 million due to the sale of the aviation fuel business. In December 2008, Cosan S.A. acquired CCL through its subsidiary Cosanpar Participações, which sold this division in June 2009 for R$115.6 million. The difference between this amount and the amount booked under property, plant and equipment related to the aviation fuel business were recorded in the other operating income line, improving the EBITDA, as detailed in previous Financial Letters.

Þ	Non-operating expenses of R$29.9 million from the merger of Teaçu Armazéns Gerais S.A.

COSAN LIMITED

Management Report
March 31st, 2010

Rumo

Rumo recorded EBITDA of R$42.8 million in FY’10, showing an EBITDA margin of 27.0%. It is worth noting that the company recorded R$9.4 million in other operating income from dispatch/demurrage, take or pay and storage services, and a non-recurring non-operating expense of R$5.4 million from accounting adjustments arising from the merger of Teaçú. The depreciation and amortization for the period were R$14.2 million.

CCL

Excluding the non-cash impact of depreciation of R$37.5 million, CCL posted FY’10 EBITDA of R$332.0 million, with a margin of R$59/m3, or 3.3% EBITDA margin versus 2.1% for the previous year, due to the upturn in diesel, ethanol and gasoline sales volume, wider gasoline, diesel and lubricant unit margins, and the capture of logistics synergies from the merger with CAA.

Financial Result

The FY’10 net financial result was a positive R$420.4 million, versus a negative R$817.4 million in the previous year, chiefly fueled by the impact of the exchange variation on dollar-denominated debt, which was positive by R$559.0 million in FY’10 and negative by R$573.7 million in FY’09.

The exchange impact was in turn mainly due to the 37% appreciation of the U.S. dollar against the Real in FY’09 (R$1.6872/US$ x R$2.3152/US$) and the contrary effect in FY’10, when the dollar fell by 23.1% against the Real (R$2.3152/US$ x R$1.7810/US$). The foreign-currency debt has also been increasing in recent years, having closed FY’08, FY’09 and FY’10 at R$1.6 billion, R$2.3 billion and R$3.6 billion, respectively.

Interest on the gross debt totaled R$414.3 million, versus R$244.5 million in FY’09, chiefly due to the upturn from the merger of NovAmérica, which was consolidated as of June 2009, and the funding for the acquisition of CCL, which impacted only four months in FY’09.

4Q'09	4Q'10	Financial Expenses, Net (R$MM)	FY'09	FY'10
(68.3)	(101.5)	Interest on Financial Debt	(244.5)	(414.3)
9.6	10.8	Financial Investments Income	64.6	52.5
(58.7)	(90.7)	(=) Sub-total: Interest on Net Financial De	(179.9)	(361.8)
4.7	(27.9)	Other interest and monetary variation	(90.8)	(116.6)
5.2	(70.0)	Exchange Variation	(573.7)	559.0
(125.4)	168.8	Gains (losses) with Derivatives	47.7	330.9
(19.1)	6.0	Others	(20.7)	8.8
(193.4)	(13.7)	(=) Net Financial Expenses	(817.4)	420.4

Sugar volume and price positions with Trading companies and derivatives on March 31, 2009, as well as foreign exchange hedge contracts to protect the Company’s future cash flows are as follows:

COSAN LIMITED

Management Report
March 31st, 2010

Summary of Hedge* as of March 31, 2010:	Fiscal Year
	2010/11	2011/12
Sugar
NY#11
Volume (thd tons)	1,659.4	512.7
Average Price (¢US$/lb)	20.3	17.9
London #5
Volume (thd tons)	79.0	-
Average Price (US$/ton)	622.1	-
FX
US$
Volume (US$ million)	472.3	170.0
Average Price (R$/US$)	1.99	2.03
Note: For sugar we considerer written options once they are in the money as a hedge while for FX derivatives we consider the Delta, regardless if in or out of the money

EBITDAH

EBITDAH totaled R$2.1 billion, versus R$1.7 billion for EBITDA before hedge operations. As can be seen in the graph below, the net hedge result was a positive R$330.9 million, versus a positive R$47.7 million in FY’09. FX derivatives generated a gain of R$517.2 million, helping to mitigate the negative impact of the dollar devaluation on revenue from dollar-denominated sales. Commodities derivatives recorded a loss of R$186.2 million, versus a gain of R$64.0 million in FY’09, reflecting the recovery of international sugar prices throughout most of 2010.

The table below gives a breakdown of EBITDAH per business segment:

COSAN LIMITED

Management Report
March 31st, 2010

4Q'09	4Q'10	EBITDAH	FY'09	FY'10
40.4	744.7	EBITDAH (R$MM)	765.7	2,064.0
1.8%	16.3%	Margin	12.1%	13.2%
(3.5)	646.6	● CAA	676.4	1,689.2
-0.5%	32.0%	Margin	21.3%	29.6%
24.7	13.5	● Rumo	24.7	41.8
-	35.3%	Margin	-	26.6%
38.1	84.6	● CCL	64.5	332.0
2.5%	3.3%	Margin	2.1%	3.3%

Income Tax

In this fiscal year, Cosan S.A. income tax expenses amounted R$433 million out of which R$355 million were deferred. This result represented an effective tax rate of 30.7% on earnings before taxes (compared to 34% of nominal rate), which reflects both common permanent additions and exclusions and positive impact from specific exclusions from the Tax Recovery Program, described below. In the previous year, we had a positive impact of income tax (R$235 million) as result of losses before taxes on that period and the resulting in deferred tax credits.

Net Income

Cosan posted FY’10 net income of R$986.5 million, versus a net loss of R$473.8 million the year before, fueled by the positive impact of higher sales volume and prices on all segments of the business, which pushed up the gross margin by R$1.3 billion, the effect of the exchange variation on dollar-denominated debt and the benefits from the Refis program.

COSAN LIMITED

Management Report
March 31st, 2010

FINANCIAL SITUATION

Cosan closed FY’09 with gross financial debt of R$5.3 billion (excluding Resolution 24711), 42% up on the R$3.7 billion recorded at the end of FY’09 and just 3.3% up on the R$5.2 billion posted at the close of 3Q’10.

In November 2009, the Company implemented several measures to improve its debt profile, including full settlement of the promissory notes, the 209 senior notes, bank credit certificates and debentures, the last two resulting from the acquisition of NovAmérica and the contracting of: (i) US$ 430 million in export repayments, maturing in 5 years; (ii) US$ 100 million in export credit notes (NCEs), maturing in 3 years; (iii) R$ 300 million in export credit certificates (CCE), maturing in 2 years; and (iv) the disbursement by the BNDES (Brazilian Development Bank) of part of the funding for Jataí and Gasa.

In 4Q’10, the Company opted to prepay financing of R$90 million with the IFC due to its high cost, given that a portion is linked to the Group’s operating cash flow. In addition, the BNDES disbursed R$123.4 million in new contracted loans and the Company contracted additional FINAME funding of around R$100.0 million, for machinery and equipment purchases. In the 4Q’10, a loan named “Proinfa” has been reclassified to the BNDES line as well as for part of the FINAME loan amounting to approximately R$40.0 million.

1 As disclosed in Note 13 to the financial statements, the Resolution 2471 debt is pegged to Brazilian treasury certificates acquired by the Company and recognized under current and non-current assets. Consequently, this debt was excluded from the analysis of indebtedness.

COSAN LIMITED

Management Report
March 31st, 2010

Debt per Type (R$MM)	FY'09	3T'10	4Q'10	% ST	Var.
Foreign Currency	2,334.9	3,415.8	3,622.5		206.6
Perpetual Notes	1,054.1	792.8	810.9	1.2%	18.12
Senior Notes 2017	936.7	716.7	720.6	1.1%	3.91
Senior Notes 2009	86.5	-	-	0.0%	-
Senior Notes 2014	-	632.3	631.2	1.2%	(1.01)
IFC	114.3	90.9	-	0.0%	(90.94)
FX Advances	143.3	223.2	296.4	100.0%	73.19
Pre-Export Contracts	-	960.0	980.5	20.5%	20.51
Export Credit Notes	-	-	182.8	2.6%	182.83
Local Currency	1,420.1	1,749.0	1,711.4		(37.69)
Promissory Notes	1,162.0	-	-	0.0%	-
BNDES	230.5	844.8	1,057.8	8.2%	213.00
Finame (BNDES)	44.7	156.1	201.1	16.0%	45.02
Working Capital	25.2	20.0	19.5	23.1%	(0.54)
Overdraft	0.1	42.0	36.8	100.0%	(5.19)
Credit Banking Notes	-	121.1	-	0.0%	(121.06)
Credit Notes	-	510.5	378.7	20.8%	(131.75)
CDCA	-	60.2	61.4	51.2%	1.26
PROINFA	-	42.2	-	0.0%	(42.16)
Expenses with Placement of Debt	(42.4)	(47.7)	(44.0)	35.6%	3.73
Gross Debt	3,755.0	5,164.9	5,333.8	14.9%	168.92
Cash and Marketable Securities	719.4	864.1	1,078.4		214.29
Net Debt	3,035.6	4,300.8	4,255.4		(45.37)

Cosan ended the year with a cash position of R$1.1 billion, reducing net debt to R$4.3 billion, or 2.4 times EBITDA in the last 12 months. This EBITDA is calculated using CAA and CCL’s last 12 month EBITDA and NovAmérica’s annualized last 10 month EBITDA.

INVESTMENTS

Cosan’s investment flows totaled R$1.8 billion in FY’10, totaling capex of R$1.9 billion, chiefly in greenfield projects, co-generation projects, planting and inter-harvest maintenance, less R$115.5 million from the sale of the aviation fuel business.

Consolidated capex was 43.1% higher than in the previous year, mainly due to the inclusion of NovAmérica’s assets, investments of R$143.8 million by Rumo, the return of planting costs to historical levels and the inclusion of CCL for the entire year, versus only four months in FY’09.

COSAN LIMITED

Management Report
March 31st, 2010

4Q'09	4Q'10	Capex (R$MM)	FY'09	FY'10
167.2	307.8	CAA - Capex Operacional	553.7	722.5
22.0	47.3	● Sugar Cane Planting Costs	118.9	211.9
84.3	197.7	● Inter-harvest Maintenance Costs	144.4	260.9
*	22.3	● SSHE & Sustaining	*	45.0
*	30.5	● Mechanization	*	30.5
61.0	10.1	● Projects CAA	290.4	174.2
160.9	245.7	Operating Capex - CAA	781.2	972.0
53.4	112.0	● Co-generation Projects	325.8	376.4
107.5	46.1	● Greenfield	455.4	462.2
*	87.5	● Expansion	*	133.4
328.1	553.5	Capex - CAA	1,334.8	1,694.5
6.4	48.1	CCL	11.3	87.8
-	143.8	Rumo	-	143.8
334.6	745.4	(=) Capex - Consolidated Cosan	1,346.1	1,926.1
227.7	30.7	● Investments	1,823.6	16.0
(372.1)	(5.3)	● Cash received on Sale of Fixed Assets	(372.1)	(126.2)
190.3	770.8	(=) Investment Cash Flow	2,797.6	1,815.9
* FY’09 figures unavailable, investments previously included in the Projects CAA line

CAA

In FY’10, the Company’s planting investments totaled R$211.9 million, representing a return to historical levels. Planted area came to 53,600 hectares, versus 28,100 hectares in FY’09. Land preparation in as yet unplanted areas is also included in this line.

Inter-harvest maintenance investments totaled R$260.9 million, chiefly due to the addition of the NovAmérica units and the impact of the shorter inter-harvest period, which increased the need for third-party services.

As of this quarter, investments in “Health, safety and the environment & prevention”, which came to R$45.0 million in FY’10, will be recognized separately in order to highlight those investments in our units designed to generate gains in efficiency.

The company invested R$30.5 million in mechanization, giving a mechanization ratio of 64.5%.

Various CAA projects absorbed R$174.2 million, mainly consisting of investments in the industrial and agricultural areas, aiming to increase the productivity and efficiency of the company’s units.

Electricity co-generation investments amounted to R$376.4 million, 15% up on the year before, reflecting the conclusion of certain projects (Copi, Gasa and Rafard), the operational start-up of two major projects (Barra and Bonfim) and the beginning of works in other plants.

Greenfield capex totaled R$462.2 million, associated with the concluding phase of the Jataí (GO) and Caarapó (MS) projects.

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Management Report
March 31st, 2010

Expansion projects absorbed R$133.4 million, related to the expansion of the Costa Pinto, Gasa, Bonfim, Barra, Tamoio, Ipaussu and Junqueira sugar plants, increasing the company’s production capacity by approximately 400,000 tones per year.

In June 2009, the Company concluded the acquisition of NovAmérica (for more details, see section G – Material Facts).

Rumo

Rumo began investing in locomotives and rolling stock in 4Q’10, totaling R$143.8 million in FY’10. The company received a BNDES financing line to acquire these assets.

CCL

CCL invested R$87.8 million in improvements to service stations, terminal expansions and renovations. The R$76 million increase over FY’09 was mainly due to the inclusion of a full year of the company’s investments for the first time in FY’10.

Effects of the Tax Recovery Program (“Refis”)

The Company entered in the Tax Recovery Program set by the Brazilian Government in accordance with law No. 11.941/09 and Provisional Measure MP 470/09. In the scope of these programs, Cosan had deductions in tax liabilities contingent, mainly related to recovery of taxes and federal contributions with premium IPI credit and IPI credit on purchases of raw material and inputs with zero tax rate, exempt and not exempt, which generated a benefit in the FY’10, recognized under Other Operating Revenues, in the amount of R$ 270.3 million. Additionally, this program also enabled the company to use income tax losses credits in the amount of approximately R$ 204 million, to reduce tax obligations that were previously being the subject contest of dispute by the Company. This last benefit, in spite of not impacting the result under the accounting point of view, benefited the Company in the sense that the mentioned tax credits are used only as the Company presents profit according to tax criteria, and is limited to 30% compensation in each annual period.

RETAINED EARNINGS PROPOSAL

It will be proposed, at Cosan S.A. General Shareholders’ Meeting that will take place on July 30th, 2010, that Retained Earnings amount R$266.3 million, being partially designated for the Company’s annual investment program, established on the FY’11 Budget that will also be analyzed and approved at above mentioned General Shareholders Meeting.

COSAN LIMITED

Management Report
March 31st, 2010

RESEARCH AND DEVELOPMENT

In 2002 we established a partnership with the University of Campinas – UNICAMP to develop a system of geographical information, aiming at improvement of the monitoring of our crops. Through this partnership we have developed a tool that monitors the sugar cane crops using satellite images. The system provides subsidy for conduction of more precise production estimates, in addition to generating extremely detailed information concerning the general conditions of our cane fields, which gives us the opportunity of enhancing the procedures for management of agricultural cultures. Presently we monitor all of the land areas where we produce sugarcane, whether on our own land or on leased areas or suppliers’ areas.

We have established service agreements with the following technological institutes for development of new varieties of sugarcane: Centro de Tecnologia Canavieira (Sugarcane Technology Center), or CTC, of which we are the majority shareholder; Federal University of São Carlos – UFSCAR and Instituto Agronômico de Pesquisa (Agronomics Research Institute), or IAC. The CTC is a private institution intended for research and development of new technologies for agricultural, logistics and industrial activities, as well as for creation of new varieties of sugarcane. The CTC developed the biodegradable plastic (PHB) and biological alternatives for control of plagues. Furthermore, it created the VVHP sugar (with extremely high polarization), which requires less energy to be processed, and also developed the co-generation technology. We analyze the best forms for possible use of our varieties of sugarcane in view of the different soil and climatic conditions of the five main regions of the State of São Paulo.

We have maintained an agreement with CanaVialis S.A. (“CanaVialis”) since June 2006, to provide to Cosan a program of genetic enhancement of sugarcane specifically developed for our mills. The Company has been obtaining benefits from its support service and from the use of its bio-plant, which allows us to reduce the time that is necessary for production of seedlings and provides for us access to new and improved varieties of sugarcane by means of its genetic enhancement program. In 2006 CanaVialis implemented an experimental station at our Destivale unit, which conducts tests of new species of sugarcane specially selected for Cosan’s production structure.

We analyze and develop, together with our suppliers and partners, different types of input, machinery and agricultural implements used to facilitate and improve the cultivation of sugarcane, considering also the different conditions of our soil. We share this technology with sugarcane suppliers so that they can obtain better sugarcane yields and quality.

In December 2009 the partnership between Cosan and Amyris was announced, which aims at implementation of Amyris technology in one of the mills of the group for production of biofuels with high added value. With an investment of up to R$50 million, in addition to producing sugar and ethanol the unit will be also able to produce farnasene, a chemical component that results from fermentation of sugarcane syrup with yeasts. The partnership is still in a phase of study of the implementation and obtainment of capital for investment.

COSAN LIMITED

Management Report
March 31st, 2010

For Cosan, the development of new sources of renewable energy, such as the biofuels, is strategic, and this work with Amyris is part of this context.

PROTECTION OF THE ENVIRONMENT

Oriented by principles of eco-efficiency, the operations of the Cosan Group are regulated by environmental licenses issued by the various pertinent authorities of the States in which we are present. Our units seek to develop and implement management systems that are recognized worldwide.

Either together with government agencies or in a segregated form, the Company conducts a number of actions with a positive impact on the ecosystem of the communities of its area of influence. Among these actions are the reforesting of ciliar vegetation, ichthyologic repopulation of rivers, recovery of water springs, programs for forest firefighting, implementation of green belts around the industrial units, environmental, landscaping and urbanism recovery of rivers, as well as projects for recovery of hydrographic basins. Cosan’s environmental policy has sought to always observe the following principles: (i) environmental management as a priority and determinant factor for conduction of sustainable development; (ii) continual adjustment to applicable environmental legislation; (iii) adoption of recommendations that result from environmental preservation technical/scientific advancements; and, (iv) use of resources in a way that can assure integration and equilibrium between environmental protection and agricultural/industrial development.

Following its policy, jointly with another three partners Cosan announced the conduction in June/08 of the first international shipment of ethanol with a socio-environmental seal and with verification of important sustainability criteria. The transaction, shipment of which had Sweden as its destination, is the result of a pioneering agreement executed between Cosan and other ethanol producers with Swedish corporation Sekab, the most important buyer of Brazilian ethanol in Europe. The agreement is an initiative of the companies involved in the transaction, aimed at taking the first step in a process of continual improvement, with the purpose of serving one of the most demanding consumers in the world. It is important to stress that the mills were able to meet the requirements of the European consumer without altering their current operating practices.

The major innovation of this agreement is the formal establishment of a process of certification by means of an international and independent company, which will conduct auditing at all of the production units twice-a-year, in order to verify compliance with the following established criteria: (i) reduction of emission of carbon dioxide; (ii) minimum levels of harvest mechanization; (iii) commitment to preservation of the areas of native forest; (iv) zero tolerance for child and non-regulated labor; (v) observance of the minimum

COSAN LIMITED

Management Report
March 31st, 2010

wages of the sector; and (vi) adhesion to and compliance with the targets established by the Agro-Environmental Protocol.

In this way, the companies show evidence of compliance with labor laws, respect for environmental norms and also strengthen their commitment to adjustment to the rules of the Agro-Environmental Protocol, executed with the State of São Paulo and stipulating the end of the practice of burning the crops until 2014.
As regards Cosan CL, we will be proceeding with all of the projects related to the environment, among which, are highlighted (i) the Esso-Mamirauá Program for Environmental Education in the Central Amazon Region; (ii) the OndAzul Foundation, which is dedicated to preservation of aquatic ecosystems, and (iii) the PiraCena Project, which aims at study and recovery of the Piracicaba River Basin, in São Paulo. Cosan CL, which has always been committed to maintaining high standards of safety, healthy and care with the environment, maintaining awareness of the importance of managing the businesses with the purpose of preventing incidents and controlling spillage and loss of fuels, as well as of rapid and efficient response to incidents resulting from operations, cooperating with the industrial organizations and with the authorized government agencies.

HUMAN RESOURCES

On March 31, 2010, with inclusion of the employees of our controlled subsidiaries (except for CCL), we had 38,573 employees and 34 interns. All of our employees, including migrant and temporary rural workers are hired directly by the Company under the CLT (Brazilian Consolidated Labor Laws) system.

Controlled subsidiary Cosan CL has on its workforce approximately 826 employees and 88 interns, who are assigned principally in the cities of Rio de Janeiro and Curitiba, likewise hired under the CLT system.

The Company maintains harmonious relationships with the Workers’ Unions that represent its employees, of which approximately 30% of the employees are members. The collective bargaining agreements to which we are parties or that we negotiate directly normally have duration of 12 months. The Company ensures compliance with applicable labor legislation, in addition to strict observance of the conditions covenanted in the collective bargaining instruments executed with the unions, applying them equally to unionized and non-unionized employees.

Furthermore, as mentioned in the previous topic, the Company has reiterated its commitment established with a Swedish company, in which it committed to maintaining full observance of labor laws, particularly zero tolerance for child labor and for degrading

COSAN LIMITED

Management Report
March 31st, 2010

working conditions. This commitment has always permeated Cosan’s conduct and has been fully observed the Company.

We offer for our employees, including our executives, benefit packages that include balanced meals, medical, hospital and dental plan, subsidy for acquisition of medications, food basket or meal vouchers, group life insurance, scholarships, among others, which are applicable to its different internal publics. All of our employees are eligible for the profit sharing programs, which are customized by area of activity and developed in accordance with applicable legislation, with the participation of workers’ committees and representatives of the professional unions, the remuneration for which is based on accomplishment of operating targets and performance. The members of our Board of Directors are not entitled to such benefits.

In the last fiscal year we had results that were relevantly positive in matters concerning Occupational Safety and Health. The corporate team was restructured and began to rely on specialists in the areas of Management, Hygiene, Ergonomics and Emergency Control Systems. This year projects were developed that contributed to a reduction of more than 20% of the TF – Frequency Rate for lost-time accidents, when compared with the previous fiscal year. Among the projects implemented we highlight: (i) the PROEX – Programs for Behavioral Excellence, (ii) the Skills Development for Investigation and Analysis of Accidents and of Occupational Hygiene, and (iii) the Safety Audit in the Agricultural and Industrial areas and the 5 Ss Program.

The company consolidated its professional skills development programs, with strong activity and investments in structured programs for development of managers, leaders and engineers, through an internal MBA and skills development training for professionals of the technical and production areas. In the last year the bases were structured for a solid career and succession plans in the Company, in addition to continuity of the performance and competencies appraisal programs, based on the meritocracy method.

CORPORATE RESTRUCTURING AND NEW BUSINESS

During the fiscal year ended on March 31, 2010, the principal corporate transactions carried out by the Company were:

a.  Novo Rumo Logística S.A.

According to the shareholders agreement executed on April 9, 2008, harbor concessions and assets for export of sugar of the Company and of Rezende Barbosa S.A. Administração e Participações (“Rezende Barbosa”) were concentrated in Novo Rumo Logística S.A. (“Novo Rumo”), which is indirectly controlled by the Company.

COSAN LIMITED

Management Report
March 31st, 2010

On April 10, 2009 the Company and Rezende Barbosa, which is controller of Nova América, provided for integration of the Cosan and Teaçu Armazéns Gerais S.A. (“Teaçu”) port terminals, which until then had been controlled by Rezende Barbosa. As a result of its transaction, which involved payment of R$121,331 million and issuance of shares of Novo Rumo, the Company acquired 100% of Teaçu, thereby indirectly holding 64.06% of Novo Rumo, with 28.82% remaining in possession of Rezende Barbosa.

b.  Curupay Participações S.A.

On June 18, 2009 the shareholders of the Company approved in an Annual Shareholders’ Meeting the acquisition of Curupay S.A. Participações (“Curupay”), formerly controlled by Rezende Barbosa, through e issuance of 44,300,389 common shares, with equity value of R$334,172 million, the market value of which on that date was R$624,192 million.

As from such date, the Company absorbed in its net equity the investment of Curupay, represented (i) 28.82% of participation in Novo Rumo, (ii) 100% of direct participation in Nova América S.A. Trading, and (iii) 100% of direct and indirect participation in Cosan Alimentos S.A. (“Cosan Alimentos”, formerly named Nova América S.A. - Agroenergia) and relevant subsidiaries. As a result of this transaction, the Company raised its direct and indirect participation in Novo Rumo to 92.9%.

On November 18, 2009 Cosan Alimentos absorbed Nova América S.A. Trading.

c.  Sale of the aviation fuels business to Shell do Brasil Ltda.

On June 17, 2009 subsidiary Cosanpar sold to Shell the assets of the aviation fuel business, for the amount of R$115,601 million.

d.  TEAS Terminal Exportador de Álcool de Santos (Santos Ethanol Exporting Terminal) (“TEAS”)

On November 24, 2009 the Company acquired 10,527,295 common shares issued by TEAS, for the total amount of R$20,002 million, increasing its equity participation by more than 26.67%, thereby detaining 66.67% of the total and voting capital stock of the mentioned company.

e.  Logispot Armazéns Gerais S.A. (“Logispot”)

On November 12, 2009, through its subsidiary Rumo Logística S.A. (“Rumo”), Cosan acquired 166,590 common shares issued by Logispot, equivalent to 14.28% of the capital stock of that company.

COSAN LIMITED

Management Report
March 31st, 2010

f.  Joint Venture with Shell

In February 2010 the Company executed a non-binding memorandum of understanding, valid for 180 days, with Shell International Petroleum Company Ltd. ("Shell"), by which they plan to create a joint venture involving the sugar, ethanol and fuel distribution assets of the Company and the fuel distribution assets of Shell in Brazil. Formalization of this agreement is subject to fulfillment of certain conditions and conclusion of the negotiations.

PERSPECTIVES

The new fiscal year promises to be one of major challenges for all of the Cosan business units. The joint venture with Shell must have its negotiations completed and its terms approved by the regulating agencies. Rumo Logística has an ambitious plan of conduction of investments, while the co-generation of energy is expected to have 10 units producing and delivering energy.

During this year the fuels distribution sector will have a major opportunity for growth and for obtainment of important synergies through the joint venture with Shell. Once the joint venture is approved, a number of measures related to integration of the assets and consequent corporate restructuring will be necessary. The joint venture will permit obtaining volume gains that, together with the logistics and administrative operating synergies, will create all of the opportunities for the new company to become the most efficient in the sector.

Rumo Logística has declared that as from January 2010 the agreements with ALL became valid and enforceable in all of their covenanted terms and conditions. Thus, the investments plan of approximately R$1,2 billion will continued to be implemented so as to increase the capacity of rail transport of bulk sugar and its sub-products, from the present 2 million tons to approximately 11 million by 2013, securing new customers, motivating them to migrate from highway transportation to the railway modal, which is more efficient, economical and integrated with the port services.

In the area of trading energy from sugarcane bagasse (co-generation) we will have major advancements with the start-up of new production units (Barra, Bonfim, Jataí and Caarapó), which during this harvest will start trading surplus energy, so as to perform their contractual obligations established by means of prices negotiated in the energy auctions that have been held.

COSAN LIMITED

Management Report
March 31st, 2010

The sugar and ethanol segment will continue to offer major opportunities for growth and consolidation, mainly from the prices cycle of the sugar commodity, which is entering a worldwide surplus phase, after 2 consecutive years of deficit. Furthermore, this year, after execution of the joint venture with Shell, we will be well capitalized and with low leverage in order to select the best deals in the M&A market, contributing to increased consolidation of the sector. In addition, the processes of continual enhancement and the quest for efficiencies in our production costs, in the existing and acquired units, will continue to guide us.

For all of this, we expect this year to take an important step towards our mission of offering increasingly cleaner energy for peoples’ lives, without losing our focus on being a world benchmark in terms of clean and renewable energy.

INVESTORS RELATIONS

Cosan is a publicly-held joint stock company. On March 31, 2010 capital stock was represented by 406,560,317 common registered book-entry shares (328,284,884 on March 31, 2009), with no par value.

The Company conducted its initial shares offering in the São Paulo Stock Exchange (BOVESPA) in November 2005, listed under the principal level of corporate governance of the BOVESPA, the Novo Mercado (New Market). The Company’s controller, Cosan Limited, conducted its initial shares offering in the New York Stock Exchange (NYSE) in August 2007. The Cosan Group is a pioneer in the sugar and ethanol sector, having become the first Brazilian group to go public in Brazil and in the United States of America.

The Company’s relationship with the financial community and with the investors stands out for its disclosure of information with transparency and characterized by its respect for legal and ethical principles. The Investors Relations area maintains contacts with investors and market analysts, sponsoring events for disclosure of information concerning the Company’s performance. Cosan also maintains a site for relationship with investors that contains information that is always updated, specific, segmented and aimed at distinct publics: analysts, institutional investors and individual investors.

CORPORATE GOVERNANCE

Cosan conducts its operations following best corporate governance practices. The Company is listed in the principal level of Corporate Governance of the Bovespa, known as the Novo Mercado, since it launched its shares in the Brazilian stock market in 2005,

COSAN LIMITED

Management Report
March 31st, 2010

and is bound by the arbitration rules of the Câmara de Arbitragem do Mercado (Chamber of Arbitration of the Market), in accordance with the Commitment Clause of its By-Laws.

In order to ensure transparency of management and of its businesses, for the benefit of shareholders and investors, the Company relies on a policy of disclosure of information that establishes rules and procedures for persons who are linked to the Company (executives and employees) who have access to relevant information and facts, and defines the criteria, the moment and the party responsible for disclosure of such information to the investors, in order to assure that the data for the market are distributed in an ample, transparent and homogenous form.

The Company’s equity controller was the first Foreign Private Investor (FPI) in the sector that it operates to be listed on the New York Stock Exchange. In this way, the Company implemented the internal controls procedures with the aim of adapting to the requirements of Section 404 of the Sarbanes-Oxley Law (SOX), based on the methodology established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) for internal controls. The Company adjusted to Section 302 of the same Law, which determines that executive officers must represent that they are responsible for the controls and procedures for disclosure of information. The Company has been continually enhancing its internal processes and ratifying its commitment to better Corporate Governance practices.

Board of Directors – Our board of directors is the body that takes the decisions and is responsible for, among other incumbencies, establishing the general guidelines and policies of our business. Our board of directors is also responsible for supervision of our executive board and for monitoring implementation by the executive officers of the policies and guidelines that are established from time to time by the board of directors. The Cosan Board of Directors consists of nine members, of whom three are independent. On August 29, 2008 the members of the Board of Directors of the Company were reelected in an Annual Shareholders’ Meeting for a new term of office.

Fiscal Council – Instituted and elected on August 30, 2007, it consists of three regular members, all of whom have an annual term of office. Integrated with the transparency and corporate governance policy, the Fiscal Council meets every quarter to monitor the administrative acts and to analyze the Company’s financial statements.

Executive Board – Acts as an executive body. The Executive Officers are responsible for internal organization, daily transactions and implementation of the general policies and guidelines established from time to time by our board of directors. Responsible for direct management of the businesses, it consists of a president and chief executive officer, three executive vice-presidents and three executive officers, who are elected by the Board of

COSAN LIMITED

Management Report
March 31st, 2010

Directors for a term of office of two years, which can be extended until investiture of the members to be elected subsequently.

Risk Management Committee - Our risk management committee comprises three members of the Board, one of them independent, which meets at least annually to discuss and determine the Company's hedge policy. Members of our risk management committee are Mr. José Alexandre Scheinkman (Chairman), Marcelo Eduardo Martins and Marcos Marinho Lutz. Additionally, we have also established an Executive Committee of Risks, formed by a member of the Board and several executives of the Company. The Executive Committee meets weekly to analyze the behavior of the exchange and commodity markets, to discuss the positions of hedging and pricing strategy for the sugar’s export, to reduce the adverse effects of changes in sugar prices and the exchange rate as well as monitoring the liquidity and counterparty (credit) risks. Our policy is to hedge the cash flow’s exposure to the risks described above mainly by means of natural hedge. For exposures that can not be considered as natural hedge, we use derivative financial instruments, including futures contracts, swaps and options in OTC markets, stock exchanges or financial institutions with high ratings.

Audit Committee – Cosan Limited Board of Directors decided that Marcus Vinicius Pratini de Moraes (Chairman of the Board) and Mailson Ferreira da Nóbrega are the “financial specialists of the audit committee”, as defined in the current rules of the SEC, fulfilling the requirements of independence of the SEC and the listing standards of the NYSE. To obtain more information about our audit committee, see “Item 6C. Board Practices - Audit Committee”. The members of our audit committee are Messrs. Marcus Vicinius Pratini de Moraes (Chairman), Mailson Ferreira da Nóbrega and Hélio França.

Compensation Committee – We have a compensation committee that is responsible for reviewing and approving the remuneration and benefits granted to our executive officers and to the key members of our management, making recommendations to the Board in relation to matters relative to compensation and to granting to our executive officers and other employees remuneration based on shares, according to our stock incentives plan. The committee is also responsible for analyzing the terms of the plan, for altering it and for taking any other measures that may be necessary to manage it in our best interest. The members of our compensation committee are Messrs. Pedro Isamu Mizutani (Chairman), Marcus Vinicius Pratini de Moraes and Marcelo de Souza Scarcela Portela.

RELATIONSHIP WITH OUTSIDE AUDITORS

The Company’s policy for contracting with the independent auditors services that are not related to outside auditing is based on the principles that preserve their independence. According to internationally accepted standards, these principles are that: (a) the auditor must not audit his/her own work; (b) the auditor must not perform in a position of

COSAN LIMITED

Management Report
March 31st, 2010

management with his/her client, and (c) the auditor must not legally represent the interests of his/her clients.

In compliance with CVM Instruction No. 381/03, we inform that the other services contracted with our independent auditors – Ernst & Young Auditores Independentes S.S. and their related parties, during the current fiscal year, were related to review of the internal controls, review of the sustainability report and other services related to auditing work and that had no implication for the principle of independence described in the above paragraph.

APPRECIATION

The Management of Cosan S.A. Indústria e Comércio is thankful to its shareholders, customers, suppliers and financial institutions for their collaboration and trust, and most specially to its employees for their dedication and applied efforts.

Management.

* * * * *

STATEMENT FROM OFFICERS

Under the terms of article 25, 1st paragraph, 5th and 6th items of Instruction CVM nr 480/09, the Executive Body declares that reviewed, discussed and agreed with the Financial Statements from the fiscal year 2010, ended on March 31st, 2010. The Body also reviewed, discussed and agreed with the Report of Independent Auditors issued on June 10th, 2010, by Ernst & Young Auditores Independentes S.S., CRC 2SP015199/O-6.

* * * * *

Financial Statements

Cosan S.A. Indústria e Comércio

March 31, 2010 and 2009
with Report of Independent Auditors
“A free translation into English of the original issued in Portuguese”

 COSAN S.A. INDÚSTRIA E COMÉRCIO

FINANCIAL STATEMENTS

March 31, 2010 and 2009

A free translation from Portuguese into English of the Report of Independent Auditors on the Financial Statements prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil

Report of Independent Auditors

To the Management and Shareholders of
Cosan S.A. Indústria e Comércio

We have audited the balance sheets (parent company and consolidated) of Cosan S.A. Indústria e Comércio and subsidiaries as of March 31, 2010 and 2009, and the related statetement of operations, changes in shareholders’ equity, cash flows and value added for the year ended March 31, 2010 and the eleven month period ended March 31, 2009, prepared under the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements.

We conducted our audits in accordance with the applicable audit standards in Brazil and included: a) the planning of works, considering the materiality of balances, volume of transactions and the accounting system and internal controls of the Company and its subsidiaries; b) the verification, based on tests, of the evidences and records supporting the amounts and accounting information disclosed; and c) the assessment of the most relevant accounting practices and estimates adopted by the management of the Company and its subsidiaries, as well as the presentation of the financial statements as a whole.

In our opinion, the financial statements represent fairly, in all material respects, the financial position of Cosan S.A. Indústria e Comércio and subsidiaries (parent company and consolidated) as of March 31, 2010 and 2009, the results of its operations, changes in shareholders’ equity, cash flows and value added of operations for the year ended March 31, 2010 and the eleven month period ended March 31, 2009, in accordance with the accounting practices adopted in Brazil.

São Paulo, June 10, 2010.
ERNST & YOUNG
Auditores Independentes S.S.
CRC 2SP015199/O-6

Luiz Carlos Nannini	Antonio C. M. Lage
Accountant CRC 1SP171638/O-7	Accountant CRC 1MG077995/O-1-S-SP

1

A free translation from Portuguese into English of the financial statements prepared in Brazilian currency in accordance with accounting practices adopted in Brazil

COSAN S.A. INDÚSTRIA E COMÉRCIO

Balance sheets
March 31, 2010 and 2009
(In thousands of reais)

		Parent Company		Consolidated
		2010	2009	2010	2009
Assets
Current assets
Cash and cash equivalents	Note 4	285,925	388,726	1,078,366	719,356
Restricted cash		44,972	11,757	44,972	11,757
Trade accounts receivable	Note 5	224,961	112,415	766,415	599,163
Derivative financial instruments	Note 20	238,024	17,022	230,561	17,022
Inventories	Note 6	255,643	341,490	1,046,730	1,106,185
Advances to suppliers		69,480	74,520	235,552	206,032
Related parties	Note 7	429,223	196,319	24,859	57,232
Deferred income and social contribution taxes	Note 12.b	12,680	-	76,310	42,471
Recoverable taxes		115,321	89,763	327,864	265,417
Other assets		9,369	11,285	61,166	50,279
		1,685,598	1,243,297	3,892,795	3,074,914

Noncurrent assets
Long-term receivables
Accounts receivable from federal government	Note 15	-	-	333,733	323,433
CTNs-Restricted Brazilian Treasury Bills	Note 13	31,234	27,356	205,657	177,626
Deferred income and social contribution taxes	Note 12.b	150,226	236,710	560,114	700,044
Advances to suppliers		4,635	3,800	63,741	48,035
Related parties	Note 7	22,160	-	81,411	-
Recoverable Taxes		2,666	4,207	45,018	21,374
Other assets		1,712	1,219	166,823	111,058
Permanent assets
Investments	Note 8	6,125,151	4,788,932	193,123	278,209
Property, plant and equipment	Note 9	872,122	789,259	5,561,065	3,465,236
Intangible assets	Note 10	399,648	403,918	2,901,308	2,447,464
		7,609,554	6,255,401	10,111,993	7,572,479

Total assets		9,295,152	7,498,698	14,004,788	10,647,393

2

		Parent Company		Consolidated
		2010	2009	2010	2009
Liabilities
Current liabilities
Loans and financing	Note 13	500,142	1,419,451	800,902	1,449,504
Derivative financial instruments	Note 20	76,703	66,895	76,703	66,895
Trade accounts payable		116,363	92,874	569,399	456,116
Salaries payable		48,759	29,713	141,584	93,156
Taxes and social contributions payable	Note 11	42,633	36,076	215,862	168,596
Dividends payable	Note 16.b	116,569	-	116,569	-
Related parties	Note 7	92,818	26,801	14,416	5,169
Other liabilities		68,047	39,203	182,434	85,794
		1,062,034	1,711,013	2,117,869	2,325,230

Noncurrent liabilities
Loans and financing	Note 13	1,740,779	1,237,766	5,136,529	2,885,456
Taxes and social contributions payable	Note 11	87,645	55,410	593,505	328,760
Provision for judicial demands	Note 14	71,556	236,633	444,421	1,105,899
Related parties	Note 7	967,974	853,151	-	405,160
Actuarial liability	Note 24	-	-	61,788	60,378
Deferred income and social contribution taxes	Note 12.b	220,697	-	346,599	-
Other liabilities		34,711	38,978	146,496	139,884
		3,123,362	2,421,938	6,729,338	4,925,537

Minority shareholders’ interest		-	-	47,825	30,879

Shareholders’ equity	Note 16
Capital		4,687,826	3,819,770	4,687,826	3,819,770
Capital reserves		50,626	41,655	50,626	41,655
Income reserves		374,248	-	374,248	-
Other comprehensive income		(2,944)	-	(2,944)	-
Accumulated losses		-	(495,678)	-	(495,678)
		5,109,756	3,365,747	5,109,756	3,365,747
Total liabilities and shareholders’ equity		9,295,152	7,498,698	14,004,788	10,647,393

The notes are an integral part of the financial statements.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Statement of income
Years ended March 31, 2010 and 2009 (11 months)
(In thousands of reais, except earnings (losses) per share)

		Parent Company		Consolidated
		2010	2009	2010	2009
Gross operating sales
Sales of goods and services		2,722,619	1,685,721	16,685,884	6,732,757
Taxes and sales deductions		(139,525)	(100,530)	(1,349,829)	(462,668)
Net operating sales		2,583,094	1,585,191	15,336,055	6,270,089

Cost of goods sold and services rendered		(2,097,657)	(1,343,113)	(13,210,692)	(5,470,657)

Gross profit		485,437	242,078	2,125,363	799,432

Operating income (expenses)
Selling expenses		(151,073)	(124,699)	(864,601)	(432,550)
General and administrative expenses		(244,005)	(132,378)	(497,153)	(275,892)
Financial, net	Note 18	433,308	(438,788)	420,353	(817,419)
Income (loss) on equity investments	Note 8	594,830	(121,974)	(18,645)	13,976
Goodwill amortization		-	(60,456)	-	(196,467)
Goodwill realized through sale	Note 8	-	-	(85,589)	-
Other operating income (expenses), net	Note 19	77,079	4,121	333,141	199,859
		710,139	(874,174)	(712,494)	(1,508,493)
Operating income (loss) before income and social contribution taxes		1,195,576	(632,096)	1,412,869	(709,061)

Income and social contribution taxes
Current	Note 12.a	-	8,698	(78,381)	(1,735)
Deferred	Note 12.a	(209,081)	149,562	(355,454)	236,401
		(209,081)	158,260	(433,835)	234,666

Net income (loss) before minority interest		986,495	(473,836)	979,034	(474,395)

Minority interest		-	-	7,461	559

Net income (loss) for the year		986,495	(473,836)	986,495	(473,836)

Earnings (loss) per share – in Reais		2.43	(1.44)

The notes are an integral part of the financial statements.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Statement of changes in shareholders’ equity
Years ended March 31, 2010 and 2009 (11 months)
(In thousands of reais)

		Capital reserve		Income reserve		Revaluation reserve
	Capital	Treasury shares	Recorded granted options	Legal reserve	Reserve for new investments and renovation	Company	Subsidiaries	Other comprehensive	Retained earnings / (accumulated losses)	Total

Balances at April 30, 2008	2,935,268	-	-	15,954	180,210	107,742	86,626	-	-	3,325,800

Adoption of Law 11,638/07 and MP 449/08	-	-	34,368	-	-	(107,742)	(86,626)	-	(215,254)	(375,254)
Capital increase due to exercise of subscription right	880,000	-	-	-	-	-	-	-	-	880,000
Capital increase in view of Stock Option Plan	4,502	-	-	-	-	-	-	-	-	4,502
Stock purchase	-	(4,186)	-	-	-	-	-	-	-	(4,186)
Recorded granted options	-	-	11,473	-	-	-	-	-	-	11,473
Own effect over expenses with share placement at associated company	-	-	-	-	-	-	-	-	(2,752)	(2,752)
Loss in the year	-	-	-	-	-	-	-	-	(473,836)	(473,836)
Accumulated losses	-	-	-	(15,954)	(180,210)	-	-	-	196,164	-

Balances at March 31, 2009	3,819,770	(4,186)	45,841	-	-	-	-	-	(495,678)	3,365,747

Capital increase due to merger of Curupay into the company	334,172	-	-	-	-	-	-	-	-	334,172
Capital increase in view of Stock Option Plan	6,004	-	-	-	-	-	-	-	-	6,004
Capital increase due to exercise of subscription bonus	527,880	-	-	-	-	-	-	-	-	527,880
Recorded granted options	-	-	8,971	-	-	-	-	-	-	8,971
Other comprehensive income	-	-	-	-	-	-	-	(2,944)	-	(2,944)
Net income in the year	-	-	-	-	-	-	-	-	986,495	986,495
Net income allocation:
Legal reserve	-	-	-	24,541	-	-	-	-	(24,541)	-
Minimum mandatory dividends	-	-	-	-	-	-	-	-	(116,569)	(116,569)
Reserves	-	-	-	-	349,707	-	-	-	(349,707)	-

Balance on March 31, 2010	4,687,826	(4,186)	54,812	24,541	349,707	-	-	(2,944)	-	5,109,756

The notes are an integral part of the financial statements.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Statements of cash flows
Years ended March 31, 2010 and 2009 (11 months)
(In thousands of reais)

	Parent Company		Consolidated
	2010	2009	2010	2009
Cash flows from operating activities
Net income (loss) for the period	986,495	(473,836)	986,495	(473,836)
Adjustments to reconcile net income (loss) for the period to cash provided by operating activities
Depreciation and amortization	190,352	171,414	636,344	427,157
Losses (income) on equity investments	(594,830)	121,974	18,645	(13,976)
Loss (income) from disposal of permanent assets	2,669	(18,023)	(80,466)	(208,939)
Goodwill amortization and realized through sale	-	60,456	85,589	196,467
Deferred income and social contribution taxes	209,081	(149,562)	355,454	(236,401)
Recording of provision for legal claims	19,746	27,307	25,829	25,908
Minority interest	-	-	(7,461)	(559)
Recorded granted options	8,971	11,473	8,971	11,473
Net earnings from adhesion to tax payment in installments	(77,833)	-	(270,333)	-
Interest, monetary and exchange variation, net	(193,567)	594,570	(150,465)	932,529
Other	(17,852)	(8,198)	(8,283)	1,685
	533,232	337,575	1,600,319	661,508
Changes in assets and liabilities
Trade accounts receivables	(81,633)	(54,569)	2,415	(54,856)
Inventories	104,878	(113,061)	224,698	(198,854)
Recoverable taxes	(24,017)	(31,495)	(36,572)	(76,073)
Advances to suppliers	4,205	19,585	66,542	48,831
Suppliers	23,489	33,574	(46,515)	77,389
Salaries payable	19,046	(3,270)	30,565	(15,314)
Derivative financial instruments and restricted cash	(244,409)	77,968	(231,043)	77,968
Other assets and liabilities, net	42,611	2,387	(52,575)	(93,576)
	(155,830)	(68,881)	(42,485)	(234,485)
Net cash generated from operating activities	377,402	268,694	1,557,834	427,023
Cash flows from investments activities
Acquisition of new businesses, net of cash received and additions to investments	(45,947)	(2,644,627)	(16,041)	(1,823,587)
Advance for future capital increase	(360,716)	-	-	-
Addition to property, plant and equipment, software and other intangible assets	(292,821)	(202,583)	(1,926,123)	(1,346,118)
Cash from the sale of aviation fuel business	-	-	115,601	-
Cash from the sale of other permanent assets	725	35,302	10,613	372,060
Net cash used in investment activities	(698,759)	(2,811,908)	(1,815,950)	(2,797,645)

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Statements of cash flow--Continued
Years ended March 31, 2010 and 2009 (11 months)
(In thousands of reais)

	Parent Company		Consolidated
	2010	2009	2010	2009
Cash flows from financing activities
Loans and financing funded	1,415,120	1,232,689	3,427,928	1,478,000
Amortization of principal and interest on loans and financing, advances from customers and Promissory Notes	(1,778,897)	(120,081)	(2,846,648)	(257,169)
Capital increase	533,884	884,502	533,884	884,502
Capital increase in subsidiaries by minority shareholders	-	-	-	15,376
Purchase of treasury stock	-	(4,186)	-	(4,186)
Related parties	48,449	13,859	(498,038)	(36,633)
Net cash generated by financing activities	218,556	2,006,783	617,126	2,079,890
Net increase (decrease) in cash and cash equivalents	(102,801)	(536,431)	359,010	(290,732)
Cash and cash equivalents at the beginning of the period	388,726	925,157	719,356	1,010,088
Cash and cash equivalents at the end of the period	285,925	388,726	1,078,366	719,356

Additional cash flow information

Interest paid on loans and financing, advances from customers and Promissory Notes	(154,234)	(100,203)	(388,854)	(171,439)
Income and social contribution taxes paid	-	(671)	(62,337)	(8,926)

The notes are an integral part of the financial statements.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Statement of value added
Year ended March 31, 2010 and 2009 (11 months)
(In thousands of reais)

	Parent Company		Consolidated
	2010	2009	2010	2009
Revenues
Sale of goods and services, net of returns	2,708,873	1,684,302	16,598,210	6,724,924
Other operating income, net	77,079	4,121	333,141	199,859
Reversal (recording) of allowance for doubtful accounts	(30)	(65)	(20,591)	1,069
	2,785,922	1,688,358	16,910,760	6,925,852
Inputs acquired from third-parties
Cost of goods sold and services rendered	(1,607,579)	(902,528)	(11,659,630)	(4,440,594)
Material, energy, outsourced services and other	(231,295)	(153,836)	(882,170)	(501,965)
	(1,838,874)	(1,056,364)	(12,541,800)	(4,942,559)
Gross value added	947,048	631,994	4,368,960	1,983,293

Retention
Depreciation and amortization	(190,352)	(171,414)	(636,344)	(427,157)
Amortization of goodwill and realized through sale	-	(60,456)	(85,589)	(196,467)
	(190,352)	(231,870)	(721,933)	(623,624)
Net value added generated	756,696	400,124	3,647,027	1,359,669

Value added received as transfer
Equity investments	594,830	(121,974)	(18,645)	13,976
Financial revenues	12,168	908,766	78,082	751,703
	606,998	786,792	59,437	765,679
Total value added to distribute	1,363,694	1,186,916	3,706,464	2,125,348

Distribution of value added
Payroll and charges	412,718	349,419	1,119,664	783,194
Taxes, fees and contributions	324,419	(90,949)	1,538,232	135,786
Financial expenses, rental and commercial leasing	(359,938)	1,402,282	69,534	1,680,763
Minority interest	-	-	(7,461)	(559)
Proposed dividends	116,569	-	116,569	-
Retained earnings / (accumulated losses) for the period	869,926	(473,836)	869,926	(473,836)
	1,363,694	1,186,916	3,706,464	2,125,348

The notes are an integral part of the financial statements.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Financial Statements
March 31, 2010 and 2009
(In thousands of reais)

1.	Operations

Cosan S.A. Indústria e Comércio (“Company” or “Cosan”), with principal place of business in the city of Barra Bonita, São Paulo, is a publicly-held Company, controlled by Cosan Limited, which holds 62.3% of its capital.

The primary activities of Cosan, and its subsidiaries are (i) the manufacturing and trading of sugar and ethanol, as well as energy cogeneration from sugarcane bagasse, (ii) the distribution of fuel and lubricants, and (iii) logistics transportation, warehousing and port lifting services.

The Company has 23 producing units, located in e São Paulo, Goiás and Mato Grosso do Sul States, with a nominal capacity of milling 60 million tons of sugarcane per year, producing varied qualities of raw and refined sugar, anhydrous and hydrated ethanol.

The Company, through its subsidiary Cosan Combustíveis e Lubrificantes S.A. (“Cosan CL”), operates in 45 fuel distribution bases and a lubricants plant in Brazil and ranks as one of the four biggest fuel distributors in the country, with a distribution network of nearly 1,700 gas stations across Brazil, which sell 5 billion liters of fuels, 93 million cubic meters of NGV and 135 thousand cubic meters of lubricants. Accordingly, the Company expanded its business model and became the first integrated renewable energy company, acting from the plantation of sugar cane to the distribution and retail sale of fuels.

Additionally, the Company provides logistics transportation, warehousing and port lifting services in the State of São Paulo through its Santos-based subsidiary Rumo Logística S.A..

In the Annual and Special Meeting held on August 29, 2008, the Company’s shareholders changed the end of fiscal year to March 31 of each year. As a result, the income, changes in shareholders' equity, cash flows and value added statements for the year ended on March 31, 2009, and the related notes, which are used for comparison purposes, cover eleven (11) months' operations and therefore cannot be compared to those prepared for the year ended on March 31, 2010, which in turn represent twelve (12) months' operations.

Additionally, the same financial statements cover 4 months' of income for Cosan CL for the period of 11 months ended March 31, 2009, which began to be consolidated as of December 1, 2008, and 10 months of income for Cosan Alimentos S.A. for the year ended March 31, 2010, which began to consolidated as of June 1, 2009.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Financial Statements (Continued)
March 31, 2010 and 2009
(In thousands of reais)

1.	Operations (Continued)

During the year ended on March 31, 2010, the Company and its subsidiaries performed the following transactions:

a.	Novo Rumo Logística S.A.

Pursuant to a certain shareholders’ agreement entered into in April 2008, port concessions and assets used in sugar export operations of the Company and of Rezende Barbosa S.A. Administração e Participações (“Rezende Barbosa”), including Teaçu Armazéns Gerais S.A. (“Teaçu”), were transferred to Novo Rumo Logística S.A. (“Novo Rumo”), an indirect subsidiary of the Company. Please see Note 8 for further details of this transaction.

b.	Operating partnership between Rumo Logística S.A. (“Rumo”) and ALL – América Latina Logística S.A. (“ALL”)

On March 5, 2009, Rumo and ALL announced an agreement for the expansion of their rail transportation capacity. This arrangement anticipates investments to be made by Rumo in railway-related assets (locomotives, rail cars and expansion of the railway network) in the amount of approximately R$875,000. According to the agreement, this expanded capacity will be operated by ALL and used primarily for providing transportation services for sugar or other solid sugar cane commodities. This agreement is set to be in force until 2028.

c.	Curupay Participações S.A.

In June 2009, the Company’s shareholders approved at the extraordinary general meeting the acquisition of Curupay S.A. Participações (“Curupay”), a subsidiary of Rezende Barbosa at the time, through issuance of 44,300,389 shares of common stock in the amount of R$334,172. Please see Note 8 for further details of this transaction.

d.	Sale of Aviation Fuel Business to Shell do Brasil Ltda.

In June 2009, Cosanpar Participações S.A. (“Cosanpar”), a subsidiary of the Company, sold to Shell its assets in aviation fuel businesses. Please see Note 8 for further details of this transaction.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Financial Statements (Continued)
March 31, 2010 and 2009
(In thousands of reais)

1.	Operations (Continued)

e.	Santos Ethanol Export Terminal (“TEAS”)

In November 2009 the Company acquired the controlling interest in TEAS for the sum of R$20,002, resulting in an stake of 66.67% in the entity’s voting and total stock. Please see Note 8 for further details of this transaction.

f.	Logispot Armazéns Gerais S.A. (“Logispot”)

In November 2009, Cosan, through its subsidiary Rumo, acquired a 14.28% equity interest in Logispot for the total amount of R$19.992. Please see Note 8 for further details of this transaction.

g.	Acquisition of Petrosul Gas Station Chain

In December 2009 the Company entered into a purchase and sale agreement in the estimated amount of R$51,000 for the acquisition of 46 gas stations.

h.	Shell Joint Venture

In February 2010 the Company signed a non-binding memorandum of understanding together with Shell International Petroleum Company Ltd. (“Shell”) which will be valid for 180 days, whereby both companies plan to pool the Company’s sugar and ethanol assets and distribution facilities with Shell’s distribution facilities in Brazil. Pursuant to this non-binding memorandum of understanding, Shell will make a capital contribution in the amount of approximately US$1.6 billion (equivalent to R$2,900,000 at the exchange rate of March 31, 2010) within two years. This agreement will become official upon certain requirements being met and the conclusion of negotiations.

2.	Basis of preparation and presentation of the financial statements

The Company’s financial statements for the year ended March 31, 2010 and 2009, were prepared based on the accounting standards adopted in Brazil and on the rules issued by the Brazilian Securities and Exchange Commission (“CVM”), observing the accounting guidelines set forth in the corporate law (Law Nº 6404/76) which include the new provisions established, amended and repealed by Laws 11638/07 and 11941/09,as well as standards, guidelines and interpretations issued by the Accounting Standards Board (“CPC”). These financial statements were approved by the Company's Board of Directors on June 7, 2010.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Financial Statements (Continued)
March 31, 2010 and 2009
(In thousands of reais)

2.	Basis of preparation and presentation of the financial statements (Continued)

During 2009 the CPC issued, and CVM approved, several standards, interpretations and guidelines requiring companies to present new financial statements for the comparative year. These standards are mandatory only for fiscal years beginning on or after January 1, 2010 with the requirement to present comparative figures.

As an alternative, the Company could have adopted the standards applicable to fiscal years beginning on or after January 1, 2010, for the accounting period ended as early as March 31, 2010, provided it did so for the entirety of the earlier period. The Company elected not to apply the aforementioned standards for the relevant financial statements. The Company hereinafter presents brief descriptions that to the best of its understanding will explain potential significant changes in relation to the accounting principles previously adopted for financial statements as of March 31, 2010, and also comparative periods. Additionally, below is some information that according to the Company's management may have significant impacts on the Company's financial statements as a result of future transactions.

•	CPC 15 – Business Combinations, approved in CVM Statement No. 580 dated July 31, 2009

This standard essentially sets forth principles and requirements applicable to an acquiring entity taking part in a combination of businesses.

The Company anticipates that the disclosed figures relating to the acquisition of Teaçu and Curupay will change when this standard, which introduces a new technique that measures goodwill as expected future earning power, is applied retroactively to April 1, 2009, as a result of measuring the net assets of Teaçu and Curupay at the fair value of acquired assets and liabilities (including any identified intangible assets), as well as in view of the measurement of the relevant payment methods used. Therefore, as it will be eliminated, against shareholders’ equity, goodwill deriving from minority interest when there is no change in control.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Financial Statements (Continued)
March 31, 2010 and 2009
(In thousands of reais)

2.	Basis of preparation and presentation of the financial statements (Continued)

•	CPC 16 – Inventories, approved in CVM Statement No. 575 dated June 5, 2009

This standard essentially establishes how to recognize, measure, and reduce inventories to their net realizable value, as well as certain criteria related to costing, manner of allocating costs to results and the requirement to disclose inventory information in notes to financial statements.

The Company does not anticipate the cited standard will have any significant impact on its financial statements, as its inventory-related accounting practices are aligned with those set forth in the cited CPC standard, except that agricultural produce from sugar cane plantations will comply with CPC 29 – Biological Assets and Agricultural Produce.

•	CPC 20 – Loan Costs, approved in CVM Statement No. 577 dated June 5, 2009

This standard sets forth a method of accounting for loan costs susceptible of being capitalized in the cost of certain assets deemed eligible, and which are directly attributable to the acquisition, building or manufacture of such assets.

The Company does not capitalize loan costs directly attributable to eligible assets. Thus, the aforementioned standard may have some impact on the Company's financial statements depending on what option will be evaluated by the Company's management in 2010.

•	CPC 22 – Segment Reporting, approved in CVM Statement No. 582 dated July 31, 2009

This standard requires that the Company will disclose financial information segregated by its operating segments.

The Company's management has already elected to include in the financial statements additional information and metrics related to assets, liabilities, and results identified for each of the Company's operating segments. Such information is included in these financial statements.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Financial Statements (Continued)
March 31, 2010 and 2009
(In thousands of reais)

2.	Basis of preparation and presentation of the financial statements (Continued)

•	CPC 24 – Subsequent Event, approved in CVM Statement No. 593 dated September 15, 2009

The most significant impact resulting from application of this standard regard accounting for dividends. According to this standard, at the end of each fiscal year the Company must recognized as liability only the minimum mandatory dividend as provided for in its by-laws.

By adopting this standard, any dividends in excess of minimum mandatory dividends will be recorded as liabilities, to the extent such additional dividends are approved by the Company's authorized bodies.

•	CPC 26 – Presentation of Financial Statements, approved in CVM Statement No. 595 dated September 15, 2009

This standard sets out the basis for presentation of financial statements by establishing general presentation requirements, financial statement structuring guidelines and the minimum level of information to be included in an entity's financial statements.

Two new requirements were introduced in relation to the prior standard: (i) disclosure of comprehensive income (loss) and (ii) disclosure of three balance sheets in situations where the Company employs accounting policies retroactively or restate its financial statements.

•	CPC 27 – Property Plant and Equipment, approved in CVM Statement No. 583 dated July 31 2009

This standard sets out the accounting treatment applicable to property, plant and equipment, specially with regard to (i) recognition of such assets, (ii) their measurement, (iii) manner of determining depreciation and (iv) devaluation losses, and includes a (v) requirement to disclose such asset's information in notes to financial statements.

The Company is still reviewing whether or not the aforementioned standard will have any significant impact on its financial statements.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Financial Statements (Continued)
March 31, 2010 and 2009
(In thousands of reais)

2.	Basis of preparation and presentation of the financial statements (Continued)

•	CPC 29 – Biological Assets and Agricultural Produce, approved in CVM Statement No. 596 dated September 15, 2009

This standard sets out the accounting treatment and financial statement disclosure rules for biological assets and agricultural produce, particularly with regard to the manner of measurement. Such assets are measured at their transformation-date fair value, with immediate impact on income.

The Company anticipates this standard to have a significant impact on its financial statements, since its current accounting policy regarding biological assets and agricultural produce (represented by sugar cane plantations and harvests) is at considerable variance with the accounting policy established by this Technical Pronouncement.

Below is a brief description of the main expected impacts:

i)	Change in the manner of recognizing gains and losses by using fair value instead of formation historical cost.

ii)	Changes in performance metrics on account of the above-described recognition method, since fair value will introduce volatility to income.

iii)	Significant increase in disclosure levels in notes to financial statements.

iv)	Impacts on dividend policy.

•
CPC 37 – First-Time Adoption of International Accounting Standards, approved in CVM Statement No. 609 dated December 22, 2009, and CPC 43, Initial Application of CPC Standards 15 through 40, approved in CVM Statement No. 610 dated December 22, 2009

The goal of CPC Standard No. 37 is to establish guidelines to ensure that financial statements are prepared in accordance with international accounting rules set forth by the International Accounting Standards Board (IASB).

These CPCs introduce new exemptions that can impact the Company's financial statements, especially with regard to Property Plant and Equipment and pension plans.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Financial Statements (Continued)
March 31, 2010 and 2009
(In thousands of reais)

2.	Basis of preparation and presentation of the financial statements (Continued)

•	CPC 38, 39 and 40 – Financial Instruments: Recognition, Measurement, Presentation and Disclosure, approved in CVM Statement No. 604 dated November 19, 2009

CPC 38 – Financial Instruments: Recognition and Measurement

This standard sets out rules governing recognition and measurement of transactions involving financial instruments, including derivatives.

CPC 38 introduces an array of new concepts that were not present in CPC 14. The main items not covered in CPC 14 are embedded derivatives, non-recognition of financial assets and liabilities and provision for impairment losses.

The Company does not anticipate the aforementioned standard will have any significant impact on its financial statements.

CPC 39 – Financial Instruments: Presentation

This standard sets out principles applicable to the presentation of financial instruments as either net assets or liabilities and to the offsetting of financial assets and liabilities.

The Company does not anticipate the aforementioned standard will have any significant impact on its financial statements.

CPC 40 – Financial Instruments: Disclosure

This standard introduces a requirement covering disclosure of financial instruments with sufficient level of detail in order to establish the relevance of such instruments relative to an entity's asset and financial position.

The Company does not anticipate the aforementioned standard will have any significant impact on the disclosure of financial instrument information in its financial statements.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Financial Statements (Continued)
March 31, 2010 and 2009
(In thousands of reais)

3.	Summary of Significant Accounting Policies

a)     Revenue Recognition

Income from operations is determined in conformity with the accrual accounting method. Sales revenues are reported as gross figures, that is, they include taxes levied and discounts applied on said revenues, which are presented as contra-revenue accounts.  Revenue derived from sales of products is recognized in the income when a product is delivered, and all risks and benefits are transferred, to the purchaser. Revenue derived from sales of services is recognized in the income when services are effectively provided by the Company.

b)     Conversion of Balances Expressed in Foreign Currency

(i) Functional Currency and Currency of Financial Statement Presentation

The Company's functional currency is the Brazilian real, which is also the currency used for presentation of both parent (Company) and consolidated financial statements. The financial statements of each consolidated subsidiary and those used as basis for investment appraisal using the equity accounting method are prepared using the functional currency of each company.

Assets and liabilities of foreign subsidiaries are translated into Brazilian reais at year-end exchange rates while income and expenses are translated using average-for-the year exchange rates. The effects of this currency translation are recorded in the shareholders' equity of each such subsidiary.

(ii) Transactions Expressed in Foreign Currency

Money assets and liabilities denominated in foreign currency are translated to Brazilian reais using the prevailing exchange rate at each respective subsidiary's year end. The results of converting these assets and liabilities at the exchange rate prevailing on the date of each transaction and at the exchange rate prevailing on each respective year end are recognized as either financial income or expense on the statement of income.

17

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Financial Statements (Continued)
March 31, 2010 and 2009
(In thousands of reais)

3.	Summary of Significant Accounting Policies (Continued)

c)     Financial Instruments

Financial instruments are recognized only at the date on which the Company becomes a party to the relevant financial instrument agreement. When recognized, financial instruments are initially recorded at their fair value plus any transaction costs directly attributable to their acquisition or issuance, except that for financial assets and liabilities recorded at fair value through income, such costs are allocated directly in the year's statement of income. Subsequent measurement of such assets and liabilities occurs at each year end in accordance with the rules applicable to each financial asset and liability classification category as follows:

Financial assets: These assets are classified into one of the following categories based on the nature of each financial instrument contracted or issued:

(i)
Financial Assets Measured at Fair Value Through Profit and Loss: These include financial assets maintained for negotiation and assets designated at initial recognition at fair value through income. Assets are classified as maintained for negotiation if they originate for the purpose of being sold or repurchased in the short term. Derivatives also are measured at fair value through income, save for those designated as hedge instruments.  Interest, inflation adjustments, exchange variations and variations resulting from valuation at fair value are recognized on the statement of income when incurred in either the financial revenue or expense line.

(ii)
Investments Held to Maturity: Non-derivative financial assets with fixed payments or determinable payments with defined maturity for which the Company has a firm intent and ability to maintain until the maturity date. Interest, inflation adjustments, exchange variations, less impairment losses, where applicable, are recognized on the statement of income when incurred in either the financial revenue or expense line.

(iii)
Receivables: Non-derivative financial assets with fixed or determinable payments, however not listed in an active market. Interest, inflation adjustments, exchange variations, less impairment losses, where applicable, are recognized on the statement of income when incurred in either the financial revenue or expense line.

The main financial assets recognized by the Company are cash and cash equivalents, trade notes receivable, derivative financial instruments and a loss and damages award.

18

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Financial Statements (Continued)
March 31, 2010 and 2009
(In thousands of reais)

3.	Summary of Significant Accounting Policies (Continued)

c)      Financial Instruments (Continued)

Financial liabilities: These liabilities are classified into one of the following categories based on the nature of each financial instrument contracted or issued:

(i)
Financial Liabilities Measured at Fair Value Through Profit and Loss: These include financial liabilities usually traded before maturity, liabilities designated at initial recognition at fair value through income and derivatives, except derivatives designated as hedge instruments. Interest, inflation adjustment, exchange variations and variations resulting from valuation at fair value, where applicable, are recognized in the income when they are incurred.

(ii)
Financial Liabilities not Measured at Fair Value: These include non-derivative financial liabilities not usually traded before maturity. Interest, inflation adjustment and exchange variations, where applicable, are recognized in the income when they are incurred.

The main financial liabilities recognized by the Company are loans and financings, vendor accounts payable and derivative financial instruments.

Market Value: The market value of financial instruments actively traded in organized markets is determined based on their listed prices at year end. Where no active markets exist, the market value is determined through certain valuation techniques. These techniques include using recent arm's length market transactions, reference to the market value of similar financial instruments, discounted cash flow analysis or other valuation methods.

d)      Cash and Cash Equivalents

These include checking account balances and investments callable within 90 days from investment date, recorded at their cost plus any earnings accrued until year end, and for which there is negligible risk that any change in value will not exceed their market values.

Investments deemed as cash equivalents are mainly classified in the “financial assets measure at fair value through income” category. Please see Note 4 for further details on such investments.

19

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Financial Statements (Continued)
March 31, 2010 and 2009
(In thousands of reais)

3.	Summary of Significant Accounting Policies (Continued)

e)      Trade Accounts Receivables

These include customer receivables and are reduced to their likely realization value by use of an allowance. This allowance for doubtful accounts is established at such amount as the management deems sufficient to compensate for any losses in collecting accounts receivable.

f)       Inventories

Inventories are valuated at average acquisition or production cost, however not to exceed the market value. Provisions for obsolete or slow-moving inventories are established whenever the management deems necessary.

During the period in which sugar cane plantations are developing, the associated costs are recorded in a fixed asset account. After this development period, annual plantation upkeep costs are considered in the current year's upkeep costs, as crops, together with harvesting costs, plant depreciation and allocated overhead costs. Annual upkeep costs include tillage, spraying, trimming and fertilizer costs, which are allocated to production costs based on the amount of sugar cane that is crushed during the harvest season.

At Cosan harvest begins in March and April each year and usually ends in November or December. Significant maintenance activities are performed from January through March.

g)      Investments

The Company's investments in controlled and subsidiary companies are valuated by the equity pickup method. Other investments are valuated at acquisition cost less a devaluation allowance, where applicable. Equity interests held in direct subsidiaries Cosan International Universal Corporation and Cosan Finance Limited, in indirect subsidiaries CCL Finance Limited and America Trading Investments S.A., and in affiliate Vertical UK LLP are valuated against each respective financial statements, adjusted to accounting principles generally accepted in Brazil.

20

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Financial Statements (Continued)
March 31, 2010 and 2009
(In thousands of reais)

3.	Summary of Significant Accounting Policies (Continued)

h)      Property Plant and Equipment

Property, plant and equipment are stated at the acquisition or building cost, net of tax credits. Depreciation of assets is computed using the straight-line method down to such residual values as are estimated using rates that take into account the useful lives described in Note 9.

Formation costs of sugar cane plantations are stated at cost and amortized over a 5-year period.

Cosan schedules and performs maintenance work on its facilities on a yearly basis. Maintenance work is carried out from January through March, during which period Cosan will inspect its equipment for defective components and perform replacements as applicable. Primary maintenance costs include labor, materials, and contractor costs, as well as overhead expenses allocated during the harvest off-season. Cosan uses the built-in overhaul method to account for the annual costs of primary maintenance activities. Thus, the estimated share in the total cost of a given piece of equipment that needs to be replaced every year is recorded as part of the cost of that particular piece of equipment and depreciated over the next harvest season.  Replacements then occur during annual scheduled maintenance activities. Regular maintenance costs are expensed as incurred since replaced components do not enhance crushing capacity nor introduce any improvements to equipment.

The Company recognizes impairment of long-lived assets when certain events or changes in asset circumstances indicate that the carrying amount of an asset, or of a group of assets, may not be recoverable.

i)       Leasing

Financial lease agreements are recognized as Property Plant and Equipment and in liabilities as loans and financings, at the least of either the present value of minimum contractual mandatory repayments or the asset's fair value. Amounts recorded as Property Plant and Equipment are depreciated over the asset's estimated useful life or the lease agreement term, whichever is shorter. Implied interest on loans and financings recognized in liabilities are recognized in the income according to each agreement term using the actual interest rate method.

21

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Financial Statements (Continued)
March 31, 2010 and 2009
(In thousands of reais)

3.	Summary of Significant Accounting Policies (Continued)

i)       Leasing (Continued)

Operating lease agreements are recognized as expense consistently on such basis that represents the period during which the intended benefit is obtained from the leased asset, even if the relevant payments are not made on such basis.

j)       Intangibles

Any expected future earning power (goodwill) generated from investment acquisitions occurred by or before March 31, 2009, were amortized on a straight-line basis over 5 to 10 years until the foregoing date. Beginning on April 1, 2009, goodwill ceased to be amortized and is now subject to an annual test for impairment.

On March 31, 2009, software license rights and other intangibles were reclassified from the Property Plant and Equipment account to intangible assets in the amounts of R$26,475 and R$28,711, respectively for the parent and consolidated statements, and were amortized using the straight-line over their useful lives.

k)     Impairment Review

Management reviews the net carrying amount of assets yearly for the purpose of identifying events or changes in economic, operating or technological circumstances that may indicate deterioration or impairment. Where evidence of such events is present and the net carrying amount exceeds the recoverable value of an asset, a provision is established for impairment and the net carrying amount is adjusted to the recoverable value. The counter-entry to this provision is classified in other operating expenses.

l)      Other Current and Non-Current Assets

Other asses are recognized when it is likely that the future benefits of an asset will accrue to the Company and its cost and value can be reasonably measured. These assets are presented in accordance with the timing and value of realization, including, where applicable, any earnings, inflation adjustments and exchange variations.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Financial Statements (Continued)
March 31, 2010 and 2009
(In thousands of reais)

3.	Summary of Significant Accounting Policies (Continued)

m)     Liabilities

A liability is recognized when it results from a legal obligation of the Company or from past events and it is likely that funds will be required to settle the same. Some liabilities are inherently uncertain with regard to term and amount, and are thus estimated as incurred and accounted for in a provision. Provisions are recorded based on best estimates of the associated risks.

n)      Stock-Based Compensation

The senior management of the Company receive a portion of their compensation in the form of stock-based compensation, the settlement of which is also made in stock. The costs of such transactions are recognized in the income over the period in which an officer rendered its services to the Company, being also offset against a capital reserve and measured at fair value. This fair value is measured at stock plan award time and is not subject to any subsequent changes whatsoever.

o)      Taxation

Sales revenues are subject to taxation in accordance with the prevailing applicable Brazilian laws.

Relevant taxes are stated as deductions from sales in the income statement. Specifically, credits generated by non-cumulative PIS/COFINS are reported as reducing the cost of products sold in income statements. No tax is levied on export revenues nor on the income of direct subsidiaries Cosan International and Cosan Finance, and of indirect subsidiaries CCL Finance Limited and America Trading Investments, S.A.

Income taxation includes both the income tax and a social security contribution. Income tax is levied at the rate of 15%, plus a 10% surcharge on any income that exceeds R$240 in a period of 12 months, while the social security contribution is levied at the rate of 9%, on taxable income recognized on an accrual basis.  Deferred taxes relative to tax losses, the social security negative taxable basis and interim differences are reported in current and non-current assets and calculated by the rates prevailing at realization time, as well as reviewed yearly. These tax credits are recognized only to the extent it is likely that a taxable basis will exist against which interim differences may be used.

23

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Financial Statements (Continued)
March 31, 2010 and 2009
(In thousands of reais)

3.	Summary of Significant Accounting Policies (Continued)

o)      Taxation (Continued)

Advance tax payments or amounts subject to offsetting are reported in current and non-current assets, in accordance with their estimated realization.

p)      Loans and Financing

Loans and financings are updated against inflation adjustments or exchange variations, as applicable, and include any interest accrued by or before year end.

q)      Adjustment of Assets and Liabilities to Present Value

Long-term money assets and liabilities are adjusted to their present value, while short-term assets and liabilities are adjusted when the impact of such adjustment is deemed significant with regard to the combined financial statements. Adjustment to present value is calculated considering contractual provisions and explicit, and in certain situations, implicit, interest rate of each respective asset and liability. If relevant, this interest is reassigned to financial expense and income lines on the income statement.

r)      Accounting Estimates

The Company and its subsidiaries employ estimates for the purpose of measuring and recognizing certain assets and liabilities in their financial statements. Computation of such estimates takes into account experience learned with past and current events, assumptions regarding future events and other criteria, both objective and subjective.  Significant estimates include determination of useful lives of fixed and intangible assets; allowance for doubtful accounts; provision for inventory losses; provision for investment losses; impairment testing of fixed and intangible assets; expected realization of deferred income tax and social security contribution; rates and periods employed in determining the present value adjustment for certain assets and liabilities; provision for court decisions and actuarial liabilities; measurement of the fair value of stock-based compensation and financial instruments; recognition and measurement of development costs classified in intangible assets; and estimates concerning disclosure of sensitivity analysis schedule for derivative financial instruments in conformity with CVM Statement No. 475/08.

24

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Financial Statements (Continued)
March 31, 2010 and 2009
(In thousands of reais)

3.	Summary of Significant Accounting Policies (Continued)

r)       Accounting Estimates (Continued)

Settlement of transactions involving the foregoing estimates may result in figures significantly different from those reported on financial statements on account of inherent inaccuracies of the estimation process. The Company reviews its estimates and underlying assumptions from time to time.

s)      Income (Loss) per Share

Income (loss) per share is calculated taking into account the number of outstanding shares at year end.

t)      Consolidation of Financial Statements

The consolidated financial statements include financial information of the Company and of its subsidiaries and were prepared in conformity with basic consolidation principles. The consolidation process includes the following steps: (i) Intercompany assets and liabilities are eliminated; (ii) Equity investments in subsidiaries, proportionate to the parent company interest in the shareholders’ equity of subsidiaries, are eliminated; (iii) Intercompany revenues and expenses are eliminated; and (iv) Significant unearned intercompany income is eliminated, when relevant.

The fiscal years of consolidated entities reflect that of the Company, or the effects determined as of March 31, 2010, were considered for consolidation purposes.  Accounting policies were applied consistently at consolidated entities and in keeping with the policies used in the precedent year.

Special purpose entities are consolidated when their relationship with the Company denotes that the former are controlled by the latter. Control is evidenced, among others, by an assessment of the Company's exposure to risks associated with, and benefits generated by the relevant entity.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Financial Statements (Continued)
March 31, 2010 and 2009
(In thousands of reais)

3.	Summary of Significant Accounting Policies (Continued)

t)      Consolidation of Financial Statements (Continued)

The main consolidated companies are listed below:

	Direct and indirect interest as of
	03/31/10	03/31/09
Administração de Participações Aguassanta Ltda.	91.5%	91.5%
Cosan S.A Açúcar e Álcool (“Cosan Açúcar e Álcool”) (1)	99.6%	99.6%
Águas da Ponte Alta S.A.	99.6%	99.6%
Vale da Ponte Alta S.A.	99.6%	99.6%
Agrícola Ponte Alta S.A.	99.6%	99.6%
Cosan Centroeste S.A. Açúcar e Álcool	99.6%	99.6%
Barra Bioenergia S.A.	99.6%	99.6%
DaBarra Alimentos Ltda.	99.6%	99.6%
Bonfim Nova Tamoio – BNT Agrícola Ltda.	99.6%	99.6%
Benálcool Açúcar e Álcool S.A.	99.6%	99.6%
Barrapar Participações Ltda.	99.6%	99.6%
Aliança Indústria e Comércio de Açúcar e Álcool S.A.	99.6%	99.6%
Cosan Distribuidora de Combustíveis Ltda.	99.9%	99.9%
Cosan S.A. Bioenergia	100.0%	100.0%
Cosan International Universal Corporation	100.0%	100.0%
Cosan Finance Limited	100.0%	100.0%
Grançucar S.A. Refinadora de Açúcar	100.0%	100.0%
Cosanpar Participações S.A. (4)	-	100.,0%
Cosan Combustíveis e Lubrificantes S.A.	100.0%	-
Copsapar Participações S.A.	90.0%	90.0%
Novo Rumo Logística S.A.	92.9%	-
Rumo Logística S.A.	92.9%	-
Cosan Operadora Portuária S.A.	92.9%	92.9%
Teaçú Armazéns Gerais S.A.	92.9%	-
Teas Terminal Exportador de Álcool de Santos S.A. (3)	66.7%	32.0%
Pasadena Empreendimentos e Participações S.A. (5)	-	-
Cosan Alimentos S.A.	100.0%	-
(1)	Previously known as Usina da Barra S.A. Açúcar e Álcool;
(2)	Formerly Nova América S.A. – Agroenergia;
(3)	Holding increase with shareholding acquisition (Note 8).
(4)	On June 23, 2009, the controlling Cosanpar Participações S.A. was merged into Cosan CL; and
(5)	Special purpose entity, controlled by the Company

4.	Cash and cash equivalents

	Parent Company		Consolidated
	2010	2009	2010	2009
Cash	247	40	384	125
“Overnight” investments	-	-	50,470	67,137
Bank checking accounts	1,767	44,081	22,740	74,586
Amounts pending foreign exchange closing	125,882	46,776	127,755	48,969
Marketable securities	158,029	297,829	877,017	528,539
	285,925	388,726	1,078,366	719,356

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Financial Statements (Continued)
March 31, 2010 and 2009
(In thousands of reais)

4.	Cash and cash equivalents (Continued)

The balance of Overnight investments refers to financial investments in US dollars made with highly-rated banks, are remunerated according to the Federal Funds rate and may be promptly redeemed.

Amounts pending foreign exchange closing refer to receipts of funds in foreign currency from customers located abroad, whose foreign exchange closing with the applicable financial institutions had not occurred as of the balance sheet date.

The balances of Marketable Securities mainly correspond to investments in Bank Deposit Certificates – CDB, allowing immediate redemption, are made with highly-rated banks and accrue in average 101.49% of the Interbank Deposit Certificate - CDI.

5.	Trade accounts receivable

	Parent Company		Consolidated
	2010	2009	2010	2009
Domestic	97,930	39,125	675,008	485,518
International	127,837	74,066	148,655	162,822
(-) Allowance for doubtful accounts	(806)	(776)	(57,248)	(49,177)
	224,961	112,415	766,415	599,163

6.	Inventories

	Parent Company		Consolidated
	2010	2009	2010	2009
Finished goods:
Sugar	10,050	56,328	93,610	109,265
Ethanol	17,194	78,661	56,232	200,980
Fuels and lubricants	-	-	286,461	274,430
Harvest costs	171,331	158,450	434,046	386,529
Supplies and other	63,851	57,907	221,641	158,083
Provision for inventory realization and obsolescence	(6,783)	(9,856)	(25,260)	(23,102)
	255,643	341,490	1,046,730	1,106,185

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Financial Statements (Continued)
March 31, 2010 and 2009
(In thousands of reais)

7.	Related parties

	Assets
	Parent Company		Consolidated
	2010	2009	2010	2009
Cosan Açúcar e Álcool S.A.	276,121	78,026	-	-
Cosan Alimentos S.A.	122,679	30,382	-	30,382
Cosanpar Participações S.A.	-	33,013	-	-
Pasadena Empreendimentos e Participações S.A.	22,160	-	-	-
Cosan Combustíveis e Lubrificantes S.A.	-	37,580	-	-
Rezende Barbosa S.A. Administração e Participações	-	-	87,071	-
Other	30,423	17,318	19,199	26,850
	451,383	196,319	106,270	57,232
Current	(429,223)	(196,319)	(24,859)	(57,232)
Noncurrent	22,160	-	81,411	-

	Liabilities
	Parent Company		Consolidated
	2010	2009	2010	2009
Cosan Finance Limited	668,395	872,128	-	-
CCL Finance Limited	317,844	-	-	-
Cosan Limited	-	-	-	405,871
Cosan Combustíveis e Lubrificantes S.A.	38,537	-	-	-
Logispot Armazéns Gerais S.A.	-	-	11,244	-
Other	36,016	7,824	3,172	4,458
	1,060,792	879,952	14,416	410,329
Current	(92,818)	(26,801)	(14,416)	(5,169)
Noncurrent	967,974	853,151	-	405,160

28

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Financial Statements (Continued)
March 31, 2010 and 2009
(In thousands of reais)

7.	Related parties (Continued)

	Parent Company		Consolidated
	2010	2009	2010	2009
Asset balance transactions
Fund remittances, net of receipts and credit assignments	1,168,717	688,677	(150,841)	(561,019)
Payment for capital of subsidiaries by means of wire transfers and advance for future capital increase	-	(1,351,257)	-	-
Sales of finished products, inputs and services (1)	171,238	143,867	-	-
Purchases of finished products, inputs and services (1)	(834,126)	(265,283)	-	-
Sales of finished products, inputs and services to affiliate and related companies	89,985	108,015	255,944	283,337
Purchase of finished products, inputs and services from direct and indirect subsidiaries	-	-	(147,255)	-
Sale of property to related company	-	32,337	-	32,337
Sale of equity interests to affiliate company	-	-	-	286,272
Merged assets	-	-	73,229	-
Financial revenues	19,966	248,848	17,961	-
	255,064	(394,796)	49,038	40,927

Liability balance transactions
Fund raising (payments)	7,202	(77,172)	5,035	(6,251)
Export per-payment financing	321,755	-	-	-
Debt assignment (payment) with associated companies	-	-	(322,333)	413,158
Financial expense (revenue)	(148,117)	312,820	(78,615)	3,422
	180,840	235,648	(395,913)	410,329

(1)	It consists of operations carried out between Cosan’s direct and indirect subsidiaries included in the consolidation.

The purchase and sale transactions are carried out at prices and under conditions similar to those existing in the market.

The credit balance of Cosan S.A Açúcar e Álcool as of March 31, 2010, corresponds to funds remitted to its indirect subsidiary Cosan Centroeste S.A., which remittances were made for account and at the order of such subsidiary and which bear no interest.

On January 21, 2010, Pasadena Empreendimentos and Participações S.A. ("Pasadena") was incorporated. Pasadena was formed with the specific purpose of managing the gas station chain acquired by the Company. As of March 31, 2010, the Company had made advances in the amount of R$22,160 under a purchase and sale agreement covering 46 gas stations, of which 9 stations had already been acquired.

The receivable of Cosan Alimentos S.A. essentially relates to advances made for a future capital increase in that company. These advances do not accrue interest.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Financial Statements (Continued)
March 31, 2010 and 2009
(In thousands of reais)

7.	Related parties (Continued)

The receivable of Cosanpar and of its direct subsidiary Cosan CL as of March 31, 2009, essentially related to loan transactions for the reimbursement of expenses incurred in the transition process regarding acquisition of Cosan CL. The foregoing balances did not accrue interest. In the course of the period ended on March 31, 2010, both balances were settled with the proceeds of the sale of Jacta (see Note 8) by Cosan CL. Since these amounts exceeded the balances previously owed to Cosan, the latter became a debtor of Cosan CL. The balance resulting from the transactions, which was also maintained as loan, does not accrue interest.

The receivable from Rezende Barbosa S.A. Administração e Participações (“Rezende Barbosa”) is related to credits assumed by that company, in connection with the acquisition of Cosan Alimentos.

The balance payable to Cosan Finance Limited refers to future sugar export prepayment loan agreements to be settled in 2014, 2015 and 2016, which are subject to the US dollar exchange variation and Libor annual interest rate, plus spread from 4.75% to 4.85% per year.

The balance payable to CCL Finance Limited refers to prepayment contracts for future sugar exports to be settled in 2014, which is subject to US Dollar exchange variation and annual interest of 9.5%.

The amount payable to Cosan Limited concerned floating rate notes issued by Cosan CL in the amount of US$175.000 with maturities in 2018. These notes bore variable interest at a rate equal to the 3-month Libor rate plus 2.8% per annum, payable on a quarterly basis. Cosan CL prepaid this debt fully in the course of the period ended on March 31, 2010, using funds raised through senior notes with maturities in 2014 (see Note 13).

The balance payable to Logispot Armazéns Gerais S.A. (“Logispot”) refers to the outstanding payment of interest acquired, the details of which are described in Note 8.

At March 31, 2010, the Company and its subsidiary Cosan Açúcar e Álcool were lessees of approximately 68,000 hectares of related companies land (unaudited information). Furthermore, following the merger of Cosan Alimentos in June 2009, the Company has acquired 2,784 thousand metric tonnes of sugar cane from Rezende Barbosa. These operations are carried out under conditions and prices similar to those prevailing in the market, calculated based on sugarcane tons per hectare, valued in accordance with the price established by CONSECANA.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Financial Statements (Continued)
March 31, 2010 and 2009
(In thousands of reais)

8.	Investments

(i)	At March 31, 2010

	Parent Company
	Investees		Investor
	Shareholders' equity	Year income	Equity interest %	Investments	Equity pickup
Administração de Participações Aguassanta Ltda.	141,833	15,064	91.5	129,382	13,783
Cosan S.A. Açúcar e Álcool	2,887,100	307,251	95.1	2,744,968	292,125
TEAS – Terminal Exportador de Álcool de Santos S.A. (4)	47,730	1,302	66.7	39,121	505
Cosan S.A. Bionergia	131,634	(4,654)	100.0	131,634	(4,653)
Cosan International Universal Corporation	607	(9,488)	100.0	607	(9,488)
Cosan Finance Limited	23,179	1,137	100.0	23,179	1,137
Radar Propriedades Agrícolas S.A.	818,417	19,316	18.9	154,836	1,816
Cosanpar Participações S.A. (1)	-	-	-	-	72,212
Copsapar Participações S.A.	193,158	(4,762)	90.0	173,842	(4,286)
Cosan Combustíveis e Lubrificantes S.A.	1,914,287	228,201	100.0	1,914,261	155,926
Novo Rumo Logística S.A.	270,383	(18,473)	28.8	77,924	3,043
Cosan Alimentos S.A. (2) (3)	251,717	93,608	100.0	715,385	93,608
Other investments	-	-	-	20,012	(20,898)
				6,125,151	594,830

(1)	Merged by Cosan Combustíveis e Lubrificantes S.A. on June 23, 2009;
(2)	Ten-month period ended on March 31, 2010;
(3)	Includes the amounts of R$360,761 and R$102,952 concerning an advance for future capital increase and goodwill in the acquisition of Curupay, respectively; and
(4)	Includes the amount of R$7,301 referring to goodwill in the acquisition of shares.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Financial Statements (Continued)
March 31, 2010 and 2009
(In thousands of reais)

8.	Investments (Continued)

(ii)	At March 31, 2009

	Parent Company
	Investees		Investor
	Stockholders' equity	Year income	Equity interest %	Investments	Equity pickup
Administração de Participações Aguassanta Ltda.	126,340	(15,510)	91.5	115,599	(14,191)
Cosan S.A. Açúcar e Álcool	2,579,849	(134,413)	95.1	2,452,843	(119,136)
TEAS – Terminal Exportador de Álcool de Santos S.A.	46,084	1,744	32.0	14,747	615
Cosan S.A. Bionergia	136,288	(4,287)	100.0	136,288	(4,287)
Cosan International Universal Corporation	13,245	4,786	100.0	13,245	4,786
Cosan Finance Limited	28,879	10,362	100.0	28,879	10,362
Radar Propriedades Agrícolas S.A.	736,529	15,434	18.9	139,343	2,919
Cosanpar Participações S.A.	1,686,121	(20,658)	100.0	1,686,121	(20,658)
Copsapar Participações S.A.	195,589	6,284	90.0	176,030	5,655
Other investments	-	-	-	25,837	11,961
				4,788,932	(121,974)

32

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Financial Statements (Continued)
March 31, 2010 and 2009
(In thousands of reais)

8.	Investments (Continued)

The quantity of stock and/or units of subsidiaries and affiliates and the respective quantities held by the Company on March 31, 2010 and 2009, are as follows:

	2010		2009
	Stock/units		Stock/units
	Total stock/units of Investee	Total stock/units held by Investor	Total stock/units of Investee	Total stock/units held by Investor
Cosan S.A. Bioenergia	140,575,100	140,575,100	140,575,100	140,575,100
Administração de Participações Aguassanta Ltda.	9	1	9	1
Cosan S.A. Açúcar e Álcool	3,115,704,233	2,962,318,537	3,115,704,233	2,962,318,537
Copsapar Participações S.A.	190,797,424	171,717,682	190,797,424	171,717,682
Cosan International Universal Corporation	2	2	2	2
Cosan Finance Limited	1	1	1	1
Cosan Combustíveis e Lubrificantes S.A.	431,480	431,474	-	-
Cosanpar Participações S.A.	-	-	1,706,779,790	1,706,779,790
Radar Propriedades Agrícolas S.A.	19,909,260	3,766,620	18,026,602	3,410,633
TEAS - Terminal Exportador de Álcool de Santos S.A.	39,477,357	26,318,238	11,281,960	3,610,227
Novo Rumo Logística S.A.	278,336,920	80,216,699	-	-
Cosan Alimentos S.A.	112,166	112,163	-	-

33

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Financial Statements (Continued)
March 31, 2010 and 2009
(In thousands of reais)

8.	Investments (Continued)

On March 31, 2010 and 2009, the account Investments showed the following transactions:

	Parent Company		Consolidated
	2010	2009	2010	2009
Opening balances	4,788,932	1,954,588	278,209	120,312
Equity pickup	594,830	(121,974)	(18,645)	13,976
Investment additions and advance for future capital increase	408,350	3,369,336	46,036	146,692
Additions resulting from merger/spin-off	334,172	-	2,769	-
Consolidation write-off	-	-	(19,051)	-
Investment acquisition advancement write-off	-	-	(100,000)	-
Mirror effect on the reversal of revaluation required by Law No. 11,638/07 and MP 449/08	-	(257,023)	-	-
Capital payment investment write-off		(164,618)	-	-
Others	(1,133)	8,623	3,805	(2,771)
Final balances	6,125,151	4,788,932	193,123	278,209

Transactions occurred in the year ended on March 31, 2010

Business combination with Grupo Rezende Barbosa

a.	Novo Rumo Logística S.A.

According to the shareholders’ agreement executed on April 9, 2008, the port concessions and assets for sugar export owned by the Company and by Rezende Barbosa S.A. Administração e Participações (“Rezende Barbosa”) were concentrated on Novo Rumo Logística S.A. (“Novo Rumo”), which is indirectly controlled by the Company.

On April 10, 2009 the Company and Rezende Barbosa, parent company of Grupo Nova América integrated the port terminals of Cosan and Teaçu Armazéns Gerais S.A. (“Teaçu”), a subsidiary of Rezende Barbosa. As a consequence of this operation, which involved the payment of R$121,331 and the issuance of shares of Novo Rumo, the Company acquired 100% of Teaçu, becoming the indirect holder of a 64.06% interest of Rumo, and 28.82% remained held by Rezende Barbosa. This operation resulted in a R$69,145 goodwill classified as Intangible assets.

In addition, the capital reorganization resulted in a total net capital loss of R$31,190, recorded in results for the year as Other operating income (expenses), net.

34

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Financial Statements (Continued)
March 31, 2010 and 2009
(In thousands of reais)

8.	Investments (Continued)

Transactions occurred in the year ended on March 31, 2010 (Continued)

b.	Curupay Participações S.A.

At a Special General Meeting held on June 18, 2009 the Company’s shareholders approved the acquisition of Curupay S.A. Participações (“Curupay”), then a subsidiary of Rezende Barbosa, through the issuance of 44,300,389 common shares for the equity amount of R$334,172, and whose market value on that date was R$624,192.

Beginning that date, the Company incorporated in its net asset the Curupay’s investments, comprising (i) 28.82% interest in Novo Rumo, (ii) 100% direct interest in Nova América S.A. Trading, and (iii) 100% direct and indirect interest in Cosan Alimentos S.A. (“Cosan Alimentos”, previously known as Nova América S.A. – Agroenergia) and subsidiaries. As a consequence of this transaction, the Company increased to 92.88% its direct and indirect interest in Novo Rumo, generating R$3,052 of capital gain, recorded in the results for the year as Other operating income (expenses), net.

At the closing of that operation, the Company recorded R$102,952 goodwill, arising from the equity variation between the date of net assets calculation at book value and the date of approval of Curupay’s merger by the Company shareholders on June 18, 2009.

On November 18, 2009, Cosan Alimentos absorbed with Nova América S.A. Trading.

For purposes of consolidation of Cosan Alimentos and Nova América S.A. Trading, the opening balance taken into consideration was that of net assets adjusted to the Company’s accounting practices on June 1, 2009.

Sale of aircraft fuel business to Shell do Brasil Ltda.

On June 17, 2009, Cosanpar sold to Shell the aviation fuel business, for R$115,601. As a result of this operation, Cosanpar fully wrote off the cost of R$22,504, generating a R$93,097 net gain on this transaction, recorded in the results for the year as Other operating income (expenses), net (Note 19). Consequently, the corresponding goodwill was recorded in the amount of R$85,589.

35

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Financial Statements (Continued)
March 31, 2010 and 2009
(In thousands of reais)

8.	Investments (Continued)

Transactions occurred in the year ended on March 31, 2010 (Continued)

Acquisition of interest

a. TEAS Santos Ethanol Exporting Terminal (“TEAS”)

On November 24, 2009, the Company acquired 10,527,295 common shares issued by TEAS for R$20,002, increasing its interest by 26.67%, to 66.67% of the voting capital of that company. As a result, the company recorded goodwill amounting to R$7,301.

For purposes of consolidation of TEAS, the opening balance was considered to be the shareholders’ equity adjusted to the Company’s accounting practices on December 1, 2009.

b. Logispot Armazéns Gerais S.A. (“Logispot”)

On November 12, 2009, Cosan, through its subsidiary Rumo Logística S.A. (“Rumo”), acquired 166,590 common shares issued by Logispot, the equivalent to 14.28% of Logispot's capital, for R$$19,992. Up to March 31, 2010, R$8,751 had been paid in cash and the outstanding balance to be paid in 9 monthly, consecutive and equal installments of R$1,249.

36

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Financial Statements (Continued)
March 31, 2010 and 2009
(In thousands of reais)

9.	Property, plant and equipment

		Parent Company
		2010			2009
	Average annual depreciation rates (%)	Cost	Accumulated depreciation/ amortization	Net	Net
Land and rural properties	-	59,591	-	59,591	59,591
Machinery, equipment and installations	9.81	510,414	(295,600)	214,814	202,237
Aircraft	10.00	13,395	(12,935)	460	2,262
Vehicles	19.98	66,140	(40,458)	25,682	29,281
Furniture, fixtures and computer equipment	17.50	29,592	(14,968)	14,624	9,689
Buildings and improvements	4.00	173,525	(33,538)	139,987	128,043
Construction in progress	-	101,344	-	101,344	68,758
Sugarcane planting costs	20.00	455,617	(222,407)	233,210	223,874
Parts and components to be periodically replaced	100.00	82,410	-	82,410	65,524
		1,492,028	(619,906)	872,122	789,259

		Consolidated
		2010			2009
	Average annual depreciation rates (%)	Cost	Accumulated depreciation/ amortization	Net	Net
Land and rural properties	-	210,429	-	210,429	201,046
Machinery, equipment and installations	9.96	3,433,745	(1,537,299)	1,896,446	791,189
Aircraft	10.00	18,086	(13,091)	4,995	2,998
Vehicles	19.84	226,973	(137,969)	89,004	86,403
Furniture, fixtures and computer equipment	15.45	129,597	(89,590)	40,007	31,010
Buildings and improvements	4.17	1,007,806	(293,218)	714,588	458,491
Construction in progress	-	1,408,252	-	1,408,252	881,561
Sugarcane planting costs	20.00	1,422,813	(672,962)	749,851	659,158
Parts and components to be periodically replaced	100.00	245,178	-	245,178	146,641
Advances for fixed asset purchases	-	200,634	-	200,634	203,493
Others	-	1,681	-	1,681	3,246
		8,305,194	(2,744,129)	5,561,065	3,465,236

The consolidated balance of construction in progress and advances for fixed asset purchases corresponds, substantially, to (i) investments in co-generation capacity, (ii) upgrading and expansion of industrial plants, (iii) expanding warehousing capacity, and (iv) advances for purchases of wagons and locomotives.

37

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Financial Statements (Continued)
March 31, 2010 and 2009
(In thousands of reais)

9.	Property, plant and equipment (Continued)

On March 31, 2010 and 2009, the Property, Plant and Equipment account showed the following transactions:

	Parent		Consolidated
	2010	2009	2010	2009
Opening balances	789,259	847,625	3,465,236	2,743,036
Additions to the Property Plant and Equipment	288,295	202,001	1,921,001	1,345,537
Write-offs and transfers	(7,918)	(15,750)	(43,748)	(7,667)
Depreciation and amortization	(197,514)	(164,046)	(595,401)	(419,092)
Revaluation reversal – Law No. 11,638/07	-	(107,742)	-	(320,034)
Leasing transactions – CPC 06	-	27,171	-	27,171
Accretion from mergers/acquisition	-	-	792,812	303,118
Accretion from amalgamation	-	-	21,165	-
Spin-offs	-	-	-	(206,833)
Closing balances	872,122	789,259	5,561,065	3,465,236

10.	Intangible

	Parent Company
	2010			2009
Goodwill (amortized on a straight-line basis until March 31, 2009)	Cost	Accumulated amortization	Net	Net
Acquisition of JVM Participações S.A.	63,720	(53,100)	10,620	10,620
Acquisition of Grupo Mundial	127,953	(40,518)	87,435	87,435
Payment of capital, Mundial	21,142	(6,342)	14,800	14,800
Acquisition of Corona (ABC 125 and ABC 126)	267,824	(84,811)	183,013	183,013
Acquisition of Usina Açucareira Bom Retiro S.A.	115,165	(33,590)	81,575	81,575
	595,804	(218,361)	377,443	377,443
Other intangibles
Software (amortization at the rate of 20% p. a.)	46,001	(23,796)	22,205	26,475

	641,805	(242,157)	399,648	403,918

38

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Financial Statements (Continued)
March 31, 2010 and 2009
(In thousands of reais)

10.	Intangible (Continued)

	Consolidated
	2010			2009
Goodwill (amortized on a straight-line basis until March 31, 2009)	Cost	Accumulated amortization	Net	Net
Acquisition of JVM Participações S.A.	63,720	(53,100)	10,620	10,620
Acquisition of Cosan Açúcar e Álcool	35,242	(34,684)	558	558
Formation of FBA	22,992	(18,585)	4,407	4,407
Acquisition of Univalem S.A. Açúcar e Álcool	24,118	(19,100)	5,018	5,018
Acquisition of Grupo Destivale	69,918	(27,424)	42,494	42,494
Acquisition of Grupo Mundial	127,953	(40,518)	87,435	87,435
Payment of capital, Mundial	21,142	(6,342)	14,800	14,800
Acquisition of Corona	818,831	(255,815)	563,016	563,016
Acquisition of Usina Açucareira Bom Retiro S.A.	115,165	(33,590)	81,575	81,575
Acquisition of Usina Santa Luíza	47,053	(4,705)	42,348	42,348
Acquisition of Benálcool	167,300	(18,053)	149,247	149,247
Acquisition of Aliança	1,860	-	1,860	1,860
Acquisition of Cosan CL (1)	1,513,091	(134,395)	1,378,696	1,415,375
Acquisition of Teaçu (2)	69,145	-	69,145	-
Merger of Curupay (Cosan Alimentos) (3)	102,952	-	102,952	-
Acquisition of Açúcar União (4)	74,832	(57,371)	17,461	-
Acquisition of Destilaria Paraguaçu (4)	166,656	-	166,656	-
Subscription of share of Nova América (4)	121,893	-	121,893	-
Purchase of shares of TEAS (5)	7,301	-	7,301	-
	3,571,164	(703,682)	2,867,482	2,418,753
Other intangibles
Software (amortization at the rate of 20% p. a.)	77,309	(48,058)	29,251	28,711
Others	7,315	(2,740)	4,575	-
	84,624	(50,798)	33,826	28,711
	3,655,788	(754,480)	2,901,308	2,447,464

(1)	As mentioned in Note 8, on June 17, 2009 Cosanpar sold to Shell its equity interest in Jacta, fully realizing the R$85,589 goodwill on that investment.
(2)	Goodwill generated in the ports integration of groups Cosan and Rezende Barbosa, described in note 8.
(3)	As mentioned in Note 8, in the business combination between groups Cosan and Rezende Barbosa, through the incorporation of Curupay, the Company recorded a R$102,952 goodwill.
(4)	As mentioned in Note 8, goodwill incorporated on business combination.
(5)	Goodwill from shareholding increase, as per Note 8.

As of March 31, 2010 and 2009, the Intangibles account showed the following transactions:

	Parent Company		Consolidated
	2010	2009	2010	2009
Opening balances	403,918	471,160	2,447,464	1,193,931
Accretion to goodwill	-	-	228,310	1,461,838
Increase in software and other intangibles	4,526	582	5,122	581
Accretion from mergers/acquisition	-	-	320,456	2,933
Goodwill derived from disposals	-	-	(85,589)	-
Amortization of software and other intangibles	(8,796)	(7,368)	(12,455)	(8,065)
Goodwill amortization	-	(60,456)	-	(196,467)
Others	-	-	(2,000)	(7,287)
Closing balances	399,648	403,918	2,901,308	2,447,464

39

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Financial Statements (Continued)
March 31, 2010 and 2009
(In thousands of reais)

11.	Taxes and social contributions payable

	Parent Company		Consolidated
	2010	2009	2010	2009
ICMS – State VAT	8,865	5,566	49,197	24,847
IPI	886	117	6,379	25,776
INSS – Social Security	6,933	5,922	23,891	20,376
PIS – Social Integration Program	1,120	2,826	8,129	6,113
COFINS – Social Security Financing	5,153	12,808	32,076	23,492
Installment payments – Refis IV	97,703	-	665,470
Tax Recovery Program – REFIS (1)	-	-	-	273,507
Special Tax Payment Program – PAES (1)	-	50,906	409	69,813
Income and social contribution taxes payable	-	8,216	2,597	41,099
Other	9,618	5,125	21,219	12,333
	130,278	91,486	809,367	497,356
Current liabilities	(42,633)	(36,076)	(215,862)	(168,596)
Noncurrent liabilities	87,645	55,410	593,505	328,760
(1)	All tax repayment arrangements under REFIS and PAES were included in the Refis IV repayment plan, save for repayment arrangements related to the education allowance charge.

Noncurrent amounts will become due as follows:

	Parent Company		Consolidated
	2010	2009	2010	2009
13 to 24 months	11,732	16,143	60,349	44,549
25 to 36 months	9,326	15,460	57,933	43,409
37 to 48 months	6,525	14,704	54,991	42,644
49 to 60 months	6,169	4,314	51,241	28,837
61 to 72 months	6,043	1,005	51,026	24,067
73 to 84 months	5,521	1,005	44,303	24,067
85 to 96 months	5,521	1,005	38,911	24,067
Thereafter	36,808	1,774	234,751	97,120
	87,645	55,410	593,505	328,760

Tax debt installments – Law No 11.941/09 and MP 470/09 (“Refis IV”)

During the year ended March 31, 2010, the Company and its subsidiaries Cosan Açúcar e Álcool, Cosan Alimentos S.A., Bonfim Nova Tamoio – BNT Agrícola Ltda., Benalcool Açúcar e Álcool S.A. and Administração de Participações Aguassanta Ltda. opted for the payment in installments of Refis IV.

40

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Financial Statements (Continued)
March 31, 2010 and 2009
(In thousands of reais)

11.	Taxes and social contributions payable (Continued)

The effects of that installment option are as follows:

	2010
	Parent Company	Consolidated
Balance of taxes payable and contingencies, restated before Refis IV	365,512	1,600,767
Statutory reductions	(174,523)	(620,865)
Net amount of taxes eligible for Refis IV repayments	190,989	979,902

Amount of taxes payable, court deposits and contingencies accounted for before Refis IV	(268,822)	(1,250,235)
Net result of Refis IV (1)	(77,833)	(270,333)

Net amount of taxes eligible for Refis IV repayments	190,989	979,902
Amortization of court deposits	(7,749)	(100,841)
Tax loss and CSLL negative basis carryforwards	(85,553)	(203,903)
Repayments made after enrollment in the program	(2,967)	(29,286)
Inflation adjustment	2,983	19,598
Balance due as of March 31, 2010	97,703	665,470

(1) Classified to the income for the year as Other operating revenues, net (Note 19).

The Company and its subsidiaries must comply with several conditions to continue benefiting from the installment payment programs, particularly with the regular payment of the installments as required by law.

General considerations

Under the self-assessment tax system adopted in Brazil, income tax returns filed may be audited by tax authorities for a period of five years from their filling.

41

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Financial Statements (Continued)
March 31, 2010 and 2009
(In thousands of reais)

12.	Income and social contribution taxes

a)	Reconciliation of income and social contribution tax expenses:

	Parent Company		Consolidated
	2010	2009	2010	2009
Operating profit (loss) before income tax and social security contribution	1,195,576	(632,096)	1,412,869	(709,061)
Income tax and social security contribution at nominal rate (34%)	(406,496)	214,913	(480,375)	241,081
Adjustments made for determining the effective rate:
Equity pickup	202,242	(41,471)	(6,339)	4,752
Amortization of non-deductible goodwill	-	(2,087)	-	(5,187)
Non-deductible donations and contributions	(2,212)	(1,765)	(4,167)	(2,484)
Capital loss from business combinations, net of gains	1,038	-	(9,567)	-
Tax implications from joining the repayment program established by Refis IV	1,161	-	59,038	-
Recognized granted options	(3,050)	(3,901)	(3,050)	(3,901)
Others	(1,764)	(7,429)	10,625	405
Total of deferred and current taxes	(209,081)	158,260	(433,835)	234,666
Effective rate	17.49%	-	30.71%	-

b)	Deferred income and social contribution tax assets and liabilities:

	Parent Company
	2010				2009
	Base	IRPJ 25%	CSSL 9%	Total	Total
Provisions for court judgments and other interim differences	147,597	36,899	13,284	50,183	61,555
Tax implications of Law No. 11,638/07	-	-	-	-	15,034
Tax losses	331,510	82,878	-	82,878	117,730
Social security contribution negative basis	331,612	-	29,845	29,845	42,391
		119,777	43,129	162,906	236,710
Exchange variation	(447,648)	(112,000)	(40,320)	(152,320)	-
Tax implications of Law No. 11,638/07	(144,110)	(36,027)	(12,970)	(48,997)	-
Goodwill	(57,000)	(14,250)	(5,130)	(19,380)	-
		(162,277)	(58,420)	(220,697)	-
Total deferred taxes		(42,500)	(15,291)	(57,791)	236,710
Current assets				12,680	-
Non-current assets				150,226	236,710
Non-current liabilities				(220,697)	-

42

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Financial Statements (Continued)
March 31, 2010 and 2009
(In thousands of reais)

12.	Income and social contribution taxes (Continued)

	Consolidated
	2010				2009
	Base	IRPJ 25%	CSSL 9%	Total	Total
Provisions for court judgments and other interim differences	999,084	249,771	89,918	339,689	442,064
Tax implications of Law No. 11,638/07	-	-	-	-	15,034
Tax losses	869,441	217,360	-	217,360	209,859
Social security contribution negative basis	881,932	-	79,375	79,375	75,558
		467,131	169,293	636,424	742,515
Exchange variation	(539,554)	(134,889)	(48,560)	(183,449)	-
Tax implications of Law No. 11,638/07	(144,110)	(36,028)	(12,970)	(48,998)	-
Goodwill	(335,741)	(83,935)	(30,217)	(114,152)	-
		(254,852)	(91,747)	(346,599)	-
Total deferred taxes		212,279	77,546	289,825	742,515
Current assets				76,310	42,471
Non-current assets				560,114	700,044
Non-current liabilities				(346,599)	-
Deferred income and social contribution tax on accumulated loss must be realized within 10 years, according to the Company’s and its subsidiaries’ expected profitability shown in financial projections prepared by management.

The Company expects to realize non-current tax credits and debts in the course of the following years:

	Assets
	Parent Company		Consolidated
	2010	2009	2010	2009
2011	-	2,168	-	33,484
2012	10,622	25,462	84,818	76,119
2013	16,409	53,894	93,328	130,318
2014	16,340	75,281	68,303	174,995
2015 to 2017	84,688	64,806	194,445	192,627
2018 to 2019	22,167	15,099	119,220	92,501
	150,226	236,710	560,114	700,044

	Liabilities
	Parent Company		Consolidated
	2010	2009	2010	2009
2012	20,132	-	23,245	-
2013	20,132	-	23,245	-
2014	20,132	-	23,245	-
2015 to 2017	60,394	-	69,733	-
2018 to 2019	99,907	-	207,131	-
	220,697	-	346,599	-

Tax credit recovery estimates were based on taxable profit projections, taking into consideration several financial and business assumptions on the balance sheet preparation date.

43

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Financial Statements (Continued)
March 31, 2010 and 2009
(In thousands of reais)

13.	Loans and financing

Description	Financial charges (1)		Parent Company		Consolidated		Final maturity date	Guarantees (2)
	Index	Annual average interest rate	2010	2009	2010	2009		2010	2009
Senior notes due 2009	U.S dollar	Interest @ 9.0%	-	86,456	-	86,456	Nov 2009	-	-

Senior notes due 2014	U.S dollar	Interest @ 9.5%	-	-	631,246	-	Aug 2014	-	-

Senior notes due 2017	U.S dollar	Interest @ 7.0%	-	-	720,573	936,704	Feb 2017	-	-

Trade-related promissory notes	DI – Interbank deposits	Interest @ 3%	-	1,161,971	-	1,161,971	Nov 2009	Conditional sale	Conditional sale

BNDES (3)	URTJLP	Interest @ 3.6%	-	-	1,057,775	230,504	Oct 2025 Mar 2018 Apr 2018 Apr 2015 Nov 2012 Jan 2013 Oct 2012	Credit rights from PPA	Credit rights from PPA

Bank credit certificate	CDI	Interest @ 0.6%	-	-	61,444	-	Dec 2011	Statutory lien	-

Advance against exchange contract	U.S dollar	Interest @ 2.1%	296,375	143,250	296,375	143,250	Mar 2010	-	-

Bonuses in perpetuity IFC	U.S dollar U.S dollar	Interest @ 8.3% Interest @ 7.4%	810,896 -	1,054,119 114,323	810,896 -	1,054,119 114,323	- -	- -	- Conditional sale
Statement No. 2,471	IGP-M Fixed	Interest @ 3.9% Interest @ 3.0%	99,493 121	97,642 129	603,504 121	579,856 129	Dec 2020 Oct 2025	Treasury certificates and mortgaged lands	Treasury certificates and mortgaged lands

Pre-payments	U.S. dollar + Libor	Interest @ 6.2%	537,390	-	980,533	-	Sep 2014	-	-

Credit note	123.4% CDI U.S dollar	- Interest @ 6.2%	311,916 182,831	-	378,748 182,831	-	Oct 2012	-	-

Finame	Fixed URTJLP U.S dollar	Interest @ 4.6% Interest @ 3.8% Interest @ 3.3%	225 20,162 -	1,014 20,070 -	106,255 94,775 84	1,014 43,653 -	Jan 2022 Mar 2018 Nov 2012	Statutory lien on purchased assets	Statutory lien on purchased assets

Others	Sundry	Sundry	-	-	56,286	25,333	Sundry	Mortgage, inventories and statutory lien on purchased assets	Mortgage, inventories and statutory lien on purchased assets
Expenses incurred with security placement			(18,488)	(21,757)	(44,014)	(42,352)	-	-	-
			2,240,921	2,657,217	5,937,431	4,334,960
Current			(500,142)	(1,419,451)	(800,902)	(1,449,504)
Non-current			1,740,779	1,237,766	5,136,529	2,885,456
(1)	Financial charges as of March 31, 2010, except as indicated otherwise;
(2)	All loans and financings are secured by promissory notes and sureties posted by the Company, its subsidiaries and controlling shareholders, in addition to the collateral described above; and
(3)
These correspond to funds secured by direct and indirect subsidiaries, Cosan S.A. Bioenergia, Barra Bioenergia S.A. and Cosan Centroeste S.A. Açúcar e Álcool, for the purpose of financing cogeneration and greenfield projects.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Financial Statements (Continued)
March 31, 2010 and 2009
(In thousands of reais)

13.	Loans and financing (Continued)

Noncurrent loans, net of transaction costs amortization, have the following scheduled maturities:

	Parent Company		Consolidated
	2010	2009	2010	2009
13 to 24 months	333,679	16,029	612,101	42,322
25 to 36 months	510,570	23,401	748,966	49,799
37 to 48 months	33	58,129	235,191	83,140
49 to 60 months	26	2,058	849,737	23,882
61 to 72 months	8	8	113,057	19,447
73 to 84 months	8	8	825,623	16,676
85 to 96 months	8	8	109,472	943,421
Thereafter	896,447	1,138,125	1,642,382	1,706,769
	1,740,779	1,237,766	5,136,529	2,885,456

Resolution No. 2471

From 1998 to 2000, the Company and its subsidiaries renegotiated their debt related to agricultural funding with several financial institutions, thereby reducing their financial cost to annual interest rates below 10% and guaranteeing the amortization of the updated principal amount with the assignment and transfer of CTNs - Restricted Brazilian Treasury Bills redeemable on the debt maturity dates, using the tax incentive introduced by Resolution No. 2471, issued by the Central Bank of Brazil on February 26, 1998. On March 31, 2010, these certificates, classified as noncurrent assets, amounted to R$31,234 (R$27,356 in 2009), at the Company, and R$205,657 (R$177,626 in 2009) at consolidated. Payments pursuant to such certificates are remunerated based on the IGP-M variation plus annual interest of 12%. Upon payment of the debt, the redemption value should be similar to the amount of the renegotiated debt. Interest referring to these financings is paid annually and principal is to be entirely settled in 2020 at the Company, and in 2025 at consolidated.

Senior Notes due in 2017

On January 26, 2007, wholly-owned subsidiary Cosan Finance Limited issued Senior Notes in the international capital markets under Rule 144A and Regulation S of the U.S. Securities Act of 1933, in the amount of US$400 million. These Senior Notes bear interest at a rate of 7% per annum, payable semi-annually in February and August of each year.

45

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Financial Statements (Continued)
March 31, 2010 and 2009
(In thousands of reais)

13.	Loans and financing (Continued)

Perpetual Notes

On January, 24 and February 10, 2006, the Company issued perpetual notes in the international market in accordance with Regulations S and Rule 144A, in the amount of US$450 million for qualified institutional investors. Perpetual notes are listed in the Luxemburg Stock Exchange - EURO MTF and bear interest of 8.25% per year, payable quarterly on the 15th of May, August, November and February of each year, beginning May 15, 2006. These notes may, at the discretion of the Company, be redeemed as from February 15, 2011 on any interest payment date, for their face value. Perpetual notes are secured by the Company and Cosan Açúcar e Álcool.

Commercial Promissory Notes

On November 17, 2008, the Company issued 44 nominal promissory notes of a single series at the price of R$25,000 each, whose offering reached R$1,100,000.

On November 12, 2009, the Company made the complete payment of this financing facility, totaling R$1,249,745.

Senior Notes due in 2014

On August 4, 2009, the indirect subsidiary CCL Finance Limited issued US$350,000 of Senior Notes in the international capital markets according to Regulations S and 144A that bear interest at a rate of 9.5% per annum, payable semi-annually in February and August of each year, from February 2010.

Advance Against Exchange Agreements and Credit Note

Certain advances against exchange agreements and credit notes were taken out from several banking institutions and will be settled against export proceeds over 2012. These transactions bear interest at rates that vary between 2.1% and 6.2% per annum, payable semi annually at each maturity date.

Finame

This refers to loans associated with the financing of machinery and equipment (FINAME – Financiamento de Máquinas e Equipamentos) obtained from several financial institutions. These loans are intended to fund capital expenditures. These loans bear interest at rates that vary between 3.0% to 5.0% per annum, payable monthly, and are secured by statutory liens on the purchased assets.

46

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Financial Statements (Continued)
March 31, 2010 and 2009
(In thousands of reais)

13.	Loans and financing (Continued)

Advanced payments

During the year ended March 31, 2010, the Company and its subsidiary Cosan Alimentos S.A. funded R$924,327, the equivalent to US$530,000 thousand as advances for future sugar exports to the settled in 2012 and 2014. Exchange rate variation and annual interests based on the Libor rate, plus 6.2% spread p.a. are levied over these advances.

Restrictive covenants in loan and financing agreements

The Company and its subsidiaries are subject to certain restrictive covenants contained in loan and financing agreements, based on certain financial indicators ascertained on a monthly basis.

Restrictive covenants have been met by the Company and its subsidiaries.

14.	Provision for judicial demands

	Parent Company		Consolidated
	2010	2009	2010	2009
Tax issues	40,144	226,805	397,051	1,121,338
Civil and labor	37,044	22,905	214,932	155,827
	77,188	249,710	611,983	1,277,165
Court deposits	(5,632)	(13,077)	(167,562)	(171,266)
	71,556	236,633	444,421	1,105,899

Opening balances	236,633	196,997	1,105,899	832,425
Formation (reversal) and transfers, net	(175,762)	24,991	(729,455)	15,074
Inflation adjustment	10,685	14,645	41,696	56,792
Accretion from acquisitions, net of write-offs	-	-	26,281	201,608
Closing balances	71,556	236,633	444,421	1,105,899

The Company and its subsidiaries are party to various ongoing labor claims, civil and tax proceedings arising from the normal course of their business.

Respective provisions for judicial demands were recorded considering those cases in which the likelihood of loss has been rated as probable based on the opinion of legal advisors. Management believes resolution of these disputes will have no effect significantly different than the estimated amounts accrued.

47

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Financial Statements (Continued)
March 31, 2010 and 2009
(In thousands of reais)

14.	Provision for judicial demands (Continued)

Court proceedings deemed as probable losses

The main tax judicial demands at March 31, 2010, are as follows:

	Parent Company		Consolidated
Description	2010	2009	2010	2009
IPI excise tax stimulus credit (i)	-	146,886	-	269,157
IPI credits from non-taxable (NT) products (i)	-	-	-	92,722
Contribution to the IAA (i)	-	-	-	84,904
IPI (i)	6,290	9,534	8,357	54,699
PIS and Cofins (ii)	4,297	17,334	21,212	144,830
IPC – 89 (iii)	-	-	86,503	81,546
Finsocial offsetting (iv)	-	-	172,960	163,668
ICMS credits	16,553	14,718	60,240	46,226
IRPJ and CSLL	789	5,381	789	43,463
Others	12,215	32,952	46,990	140,123
	40,144	226,805	397,051	1,121,338

(i) As presented in Note 11, during the quarter ended March 31, 2010, the Company and its subsidiaries Cosan Alimentos, Cosan Açúcar e Álcool, Bonfim Nova Tamoio – BNT Agrícola Ltda., Benalcool Açúcar e Álcool S.A. and Administração de Participações Aguassanta Ltda. opted for the payment in installments of Refis IV, related to ongoing legal demands involving undue use of IPI credit premium and other federal taxes. In addition, the Company and its subsidiaries utilize accumulated tax losses to pay these demands and the fines and interest thereof. Subsequently, the claims related to the remaining credit premium - IPI were fully paid for in installments, as well as installments of other federal taxes, which were recorded under taxes and contributions payable.

(ii) On May 27, 2009, the paragraph 1st and 3rd of Law No 9718/98 that regulated the collection of PIS and Cofins (federal tax contributions) on exchange variation and other financial income was revoked by Refis IV. The Company has evaluated its ongoing judicial demands related to the legal obligations not paid related to the increase of calculation basis of PIS and Cofins, confirming the absence of errors or flaws in the ongoing demands, reason why on March 31, 2010, the Company reversed the provision for accounting for the respective legal liabilities in its financial statements in the amount of R$53,810.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Financial Statements (Continued)
March 31, 2010 and 2009
(In thousands of reais)

14.	Provision for judicial demands (Continued)

(iii) In 1993 subsidiary Cosan CL filed a suit to challenge the balance sheet restatement index (IPC) established by the federal government in 1989, which index did not reflect the actual inflation back then. The use of this index caused the Company to supposedly overstate and overpay the IRPJ and CSLL. Cosan CL obtained a favorable preliminary order that allowed it to recalculate the balance sheet restatement, now using indexes that accurately measured the inflation over the relevant period. In doing so the company rectified the amounts of IRPJ and CSLL payable. Identified overpayments for both taxes were offset in subsequent years until 1997, when the balance was zeroed. Despite the favorable court rulings, tax authorities issued a notice of infringement to the Company challenging all tax offsets performed in 1993 and some offsets in 1994 and 1997. Given the contingent nature of this tax offsetting, associated amounts were also recorded as a provision for court rulings and have been restated against the variation of the SELIC rate.

(iv) From June through December 1994, subsidiary Conan CL offset COFINS and several other taxes with previously paid amounts of FINSOCIAL. This offsetting was backed in a preliminary order issued by a court of competent jurisdiction in a suit brought to challenge the constitutionality of FINSOCIAL.

In 1995 Cosan CL was declared exempt from COFINS levies. Thus, the company understood that past offsets of COFINS against FINSOCIAL were not in order and in 2003, based on another favorable court ruling relative to FINSOCIAL, concluded that FINSOCIAL credits previously offset against CONFINS were once again available to be offset against other tax liabilities. The Company then offset these credits against IRPJ, CSLL, CIDE, PIS, COFINS and IRRF resulting from its operations. Once again, because of the contingent nature of this procedure the Company recorded the full offset amount as a provision for court rulings until the Federal Revenue Service ratified this offsetting.

In 2008 the Federal Revenue Service dismissed the offsetting performed on the ground that Cosan CL had already used the tax credits to offset COFINS back in 1994. In view of this understanding, the management of the Company decided to challenge the administrative decisions, which is pending judgment at the Taxpayers' Council. The amount recorded as provision for court ruling has been restated against the SELIC rate.

49

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Financial Statements (Continued)
March 31, 2010 and 2009
(In thousands of reais)

14.	Provision for judicial demands (Continued)

Court proceedings deemed as possible losses

As regards tax, labor and civil claims whose likelihood of unfavorable outcome is rated as possible, and, as a consequence no provision for lawsuits was recorded in the financial statements, are as follows:

	Parent Company		Consolidated
	2010	2009	2010	2009
Notice of infringement – Income tax withheld at source (i)	182,824	161,440	182,824	161,440
ICMS – State VAT (ii)	33,550	9,460	322,340	178,390
IPI – Federal VAT (iii)	10,617	15,539	263,597	75,667
Offsets against IPI credits – IN 67/98 (iv)	-	-	174,867	157,525
IAA – Sugar and Ethanol Institute	-	-	2,544	73,184
INSS	-	11	4,061	1,839
PIS/Cofins	12,078	11,023	143,556	35,953
Civil and labor (v)	74,695	38,401	490,493	219,016
Others	33,636	30,306	117,784	80,686
	347,400	266,180	1,702,066	983,700

(i)	Notice of infringement – Income tax withheld at source

In September 2006 the Federal Revenue Service served another notice of infringement on the Company, this time for failure to withhold and pay income tax at source on capital gains derived from the acquisition of a subsidiary company. This notice of infringement led to an administrative proceeding which is deemed a likely loss in the opinion of the Company's legal counsels, the amount of which was not recorded as a provision in the Company's financial statements.

(ii)	ICMS - Tax on the Circulation of Goods and Transportation Services

This refers essentially to (a) a notice of infringement served on account of an alleged failure to pay ICMS and perform ancillary duties relative to agricultural partnership operations and processing activities outsourced to Central Paulista Açúcar e Álcool Ltda., from May through December 2006, and May through December 2007; (b) ICMS levied on granulated sugar exports which were deemed semi-processed commodities by the tax agent in charge of this assessment, and as such subject to be levied by the ICMS pursuant to the applicable regulation.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Financial Statements (Continued)
March 31, 2010 and 2009
(In thousands of reais)

14.	Provision for judicial demands (Continued)

(iii)	IPI – Excise Tax on Manufactured Goods

IPI as per Normative Instruction No. 67/98: Normative Instruction SRF No. 67/98 validated a procedure whereby manufacturing plants sold several types of cane sugar, including demerara, higher refined, special refined, special extra refined and granulated refined sugars, without assessing and paying IPI from July 6, 1995 through November 16, 1997, as well as amorphous refined sugar sales from January 14, 1992 through November 16, 1997. This instruction was applied to the relevant proceedings initiated by the Federal Revenue Service, which are deemed as likely losses in the opinion of the Company's legal counsels.

(iv)	Offsets against IPI credits – IN 67/98

Normative Instruction SRF No. 67/98 made it possible to obtain refund of IPI tax payments for sales of refined amorphous sugar from January 14, 1992 through November 16, 1997. In view of this rule, Cosan Açúcar and Álcool applied for offsetting amounts paid during the relevant periods against other tax liabilities of its own. However, the Federal Revenue Service denied its application for both reimbursement and offsetting of such amounts. Cosan Açúcar and Álcool challenged this ruling in an administrative proceeding.

Upon being notified to pay tax debts resulting from offset transactions in light of certain changes introduced by IN SRF No. 210/02, subsidiary Cosan Açúcar and Álcool filed a writ of mandamus and applied for a preliminary injunction seeking to stay enforceability of offset taxes, in an attempt to prevent the tax authorities from demanding the relevant tax debts in court. The preliminary injunction was granted by the competent court. The legal counsel in charge of this suit has deemed it a likely loss.

The amount offset, duly restated as of March 31, 2010, is R$162,928 (R$157,525 at April 30, 2009). Likewise, subsidiary Cosan Alimentos S.A., formerly Nova América S.A. Agroenergia, holds a similar claim against the Federal Revenue Service in the amount of R$11,939, duly restated as of March 31, 2010.  In view of the opinion of its legal counsels, the management of the Company has seen fit not to establish an accounting provision for the amounts involved in this lawsuit.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Financial Statements (Continued)
March 31, 2010 and 2009
(In thousands of reais)

14.	Provision for judicial demands (Continued)

(v)	Civil and labor

The Company and its subsidiaries are party in several civil and labor claims resulting from the normal course of its activities. On March 31, 2010, out of the total amount, R$35,653 (R$25,993 in 2009) in the parent company and R$235,010 (R$145,936 in 2009) in the consolidated represent civil claims and R$39,042 (R$12,408 in 2009) in the parent company and R$255,483 (R$73,080 in 2009) in the consolidated represent labor claims.

15.	Accounts receivable from federal government

On February 28, 2007, subsidiary Cosan Açúcar e Álcool recognized gain of R$318,358, corresponding to a lawsuit filed against federal government claiming indemnification for damages since prices of its products, at the time the sector was subject to government control, were imposed not observing the prevailing reality of the sector created by government control itself. A final decision in favor of the subsidiary was handed down. The gain was recorded in the statement of operations for the year, the contra entry being to noncurrent assets of the Company, in receivables from federal government.

The Company awaits a final ruling on the manner of payment. This payment will be effected in the form of court-mandated government bonds which, once issued, will be settled within 10 years.

As of March 31, 2010, the assets reported relative to the suit for loss and damages and related provision for attorney's fees amounted to R$333,733 and R$40,048 (R$323,433 and R$38,812 in 2009), respectively.

Subsidiary Cosan Açúcar e Álcool has other claims for damages of this nature filed against the Federal Government, which are not recognized in accounting since these still represent contingent assets.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Financial Statements (Continued)
March 31, 2010 and 2009
(In thousands of reais)

16.	Shareholders’ equity

a)	Capital

As explained in Note 8, on June 18, 2009, the shareholders convened at extraordinary general meeting resolved to increase the Company's capital stock in the amount of R$334,172 by issuing 44,300,389 new registered, book-entry shares of common stock without par value, at the issue price of R$7.54 per share, as a result of the merger with Curupay. In view of the issue of new shares, the capital stock of the Company increased to R$4,153,942, divided into 372,585,273 registered, book-entry shares of common stock at no par value.

On July 15, 2009, the directors convened at a meeting of the Board resolved to increase the capital stock in the amount of R$1,374 through issue of 224,819 new book-entry, registered shares of common stock without par value under the Company's Stock Option Plan. This new issue reflected the exercise of options by eligible officers at the strike price of R$6.11 per share as established in the stock plan. In view of the issue of new shares, the capital stock of the Company increased to R$4,155,316, divided into 372,810,092 registered, book-entry shares of common stock at no par value.

Additionally, at a meeting convened on August 7, 2009, the Board of Directors approved a further capital increase in the amount of R$800 (eight hundred reais) through issue of 50 new shares of common stock of the Company, at the issue price of R$16, reflecting the exercise of shareholder bonus subscription rights, pursuant to a resolution adopted by the Board of Directors at a meeting held on September 19, 2008. As a result of this capital increase, the Company's capital stock changed to R$4,155,316, duly within the authorized capital limit set forth in article 6 of the Company's by-laws. As a result, the capital stock of the Company changed to 372,810,142 registered, book-entry shares of common stock at no par value.

On October 5, 2009, the Board of Directors approved a capital increase of R$1,036 through issuance of 169,500 new common shares, with no par value, in connection with the “Company’s Stock Option Plan” and with the exercise of such options by the eligible executives, at the issuance price of R$6.11 per share, set on the terms of the stock option plan. After the issuance of the shares, the Company’s capital amounts to R$4,156,352 and is comprised of 372,979,642 registered common shares with no par value.

53

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Financial Statements (Continued)
March 31, 2010 and 2009
(In thousands of reais)

16.	Shareholders’ equity

a)	Capital (Continued)

On October 29, 2009, the Board of Directors approved a capital increase of R$380,063 through issuance of 23,753,953 new common shares, with no par value, at issue price of R$16.00, due to exercise of 39,589,922 subscription warrants by Cosan Limited, under the Board of Directors deliberation terms in the September 19, 2008 meeting (note 16.g). After the issuance of the shares, the Company’s capital amounts to R$4,536,415, below the limit of authorized capital, as described on article 6 of the Company’s bylaws, represented by 396,733,595 common shares with no par value.

On December 15, 2009, the Board of Directors approved a capital increase of R$4,834 upon issue of 655,194 new shares, due to: (i) exercise of 140,000 subscription bonus, totaling 84,000 new shares; and (ii) 571,194 new shares, for purposes of meeting the needs of the share-based plan, due to exercise of such options by qualifying executives. With the issuance of new shares, the Company’s capital corresponds to R$4,541,249 represented by 397,388,789 registered common shares, nominated and with no par value.

The Board of Directors’ Meeting held on December 22, 2009 approved the capital increase in the amount of R$129,168, upon issue of 8,072,976 new Company shares, at the issue price of R$16.00, in view of the exercise of 13,454,960 subscription bonus. Of this total, the parent company Cosan Limited exercised the right to 5,403,560 subscription bonus, the equivalent to 3,242,136 new shares. In view of the capital increase approved at the meeting, the Company’s capital stock increased to R$4,670,417, divided into 405,461,765 book-entry, registered common shares with no par value.

In addition, the Board of Directors’ Meeting held on December 31, 2009 approved a new capital increase of R$17,305, upon issue of 1,081,552 new shares, in view of the exercise of 1,802,588 subscription bonus, thus increasing the Company’s capital to R$3,687,722, within the limit of authorized capital, divided into 406,543,317 book-entry, registered common shares with no par value.

54

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Financial Statements (Continued)
March 31, 2010 and 2009
(In thousands of reais)

16.	Shareholders’ equity

a)	Capital (Continued)

On March 29, 2009, the directors convened at a meeting of the Board resolved to increase the capital stock in the amount of R$104 through issue of 17,000 new book-entry, registered shares of common stock without par value under the Company's Stock Option Plan. This new issue reflected the exercise of options by eligible officers at the strike price of R$6.11 per share as established in the stock plan. In view of the issue of new shares, the capital stock of the Company increased to R$4,687,826, duly within the authorized capital limit and divided into 406,560,317 registered, book-entry shares of common stock at no par value.

As of March 31, 2010, the stock capital was divided into 406,560,317 (328.284.884 shares in 2009) registered, book-entry shares of common stock at no par value. The authorized capital stock can be increased up to the limit of R$5,000,000 without any amendment to the by-laws upon resolution of the Board of Directors.

b)	Dividends

Pursuant to the Company's by-laws, the shareholders are entitled to a minimum statutory dividend of 25% on the net income reported at year end, as adjusted pursuant to article 202 of the Brazilian Corporate Law. The amounts of the statutory reserve and of dividends were determined as follows:

2010
Net income for the year	986,495
Accumulated loss carryforward	(495,678)
Statutory reserve calculation basis	490,817
Statutory reserve established at 5%	(24,541)
Calculation basis for dividend distribution	466,276
Proposed dividends – 25%	(116,569)

On June 7, 2010, the Board of Directors’ Meeting was approved the additional distribution of dividends in the amount of R$83,431, to be ratified at a Special Shareholders’ Meeting, which will total R$200,000 of dividends to be distributed.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Financial Statements (Continued)
March 31, 2010 and 2009
(In thousands of reais)

16.	Shareholders’ equity

c)	Legal reserve

On March 31, 2010, the Company allocated 5% of the net income reported for the period to establish the statutory reserve, pursuant to its by-laws and in compliance with the Brazilian Corporate Law.

d)	New investment and improvement reserve

The management of the Company will present a capital budget at the next general meeting and propose that a portion of the income is retained for the purpose of continued investments and improvements.

e)	Treasury shares

On March 31, 2010 the Company held in treasury 343,139 book entry common registered shares with no par value, whose market value per share, as of that date, amounted to R$21.68.

f)	Recorded granted options

These consist of the accounting record of the share-based plan (Note 23), in compliance with Brazilian FASB (CPC) Technical Pronouncement Nº 10 – Share-based payment, approved by Brazilian SEC (CVM) Resolution Nº 562/08.

g)	Stock purchase warrants

According to the meeting of the Board of Directors held on September 19, 2008, 1 (one) stock purchase warrant issued by the Company was assigned as an additional advantage to the subscribers for a new share, which entitled the holder to subscribe for Cosan’s shares through certain conditions. A total of 55,000,000 stock purchase single series warrants without part value were issued. The holder was entitled to subscribe for 0.6 (zero point six) of a common share, the delivery of fractional shares being voided. The stock purchase warrant was valid from its issuance until December 31, 2009, and could be exercised at the holder’s discretion, except for the days a Company’s General Meeting is held. The price of exercise of each quantity of stock purchase warrants totaling 1 (one) share was R$16.00.

As of December 31, 2009, 49,987,552 subscription bonuses had been exercised. Other 12,488 remaining bonuses expired on December 31, 2009.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Financial Statements (Continued)
March 31, 2010 and 2009
(In thousands of reais)

17.	Management compensation

Expenses incurred with compensation paid to senior management (executive officers and members of the board of directors) recorded in the income for the year under General and Administrative Expenses on March 31, 2010 and 2009 are listed below:

	Parent and Consolidated
	2010	2009
Management fees	6,589	6,461
Recognized granted stock options	7,576	9,095
Bonuses and other variable compensation	6,325	1,235
Amounts recorded in the income for the year	20,490	16,791

18.	Financial, net

	Parent Company		Consolidated
	2010	2009	2010	2009
Financial expenses
Interest	(326,042)	(262,305)	(567,408)	(354,371)
Inflation adjustment expense	(30,436)	(5,117)	(64,395)	(41,607)
Bank expenses	(312)	(652)	(1,527)	(1,947)
	(356,790)	(268,074)	(633,330)	(397,925)
Financial revenues
Interest	36,207	50,243	96,521	32,960
Inflation adjustment income	246	1,300	13,374	8,568
Income from money market investments	17,443	46,992	52,530	64,591
Discounts earned	411	212	1,333	357
	54,307	98,747	163,758	106,476
Exchange variation
Exchange losses (1)	534,484	(609,136)	644,668	(643,250)
Exchange gains (1)	(42,139)	237,300	(85,691)	69,562
	492,345	(371,836)	558,977	(573,688)
Net impact of derivatives (2)
Commodity derivatives	(113,686)	61,052	(186,268)	63,998
Exchange and interest derivatives	357,132	41,323	517,216	(16,280)
	243,446	102,375	330,948	47,718
	433,308	(438,788)	420,353	(817,419)

(1)	Includes exchange gains (losses) on assets and liabilities denominated in foreign currency; and,
(2)	Includes realized and unrealized income from transactions in futures markets, and with options,swaps and NDFs.

57

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Notes to the Financial Statements (Continued)
March 31, 2010 and 2009
(In thousands of reais)

19.	Other operating revenues, net

	Parent Company		Consolidated
	2010	2009	2010	2009
Capital gains from disposal of equity interests, net of losses (note 8)	-	-	93,097	167,857
Gains earned with land sales	-	18,399	-	18,399
Capital gains (losses) from business combinations (note 8.a and 8.b)	3,052	-	(28,138)	-
Rent and lease revenue	2,229	2,114	6,215	6,187
Revenue from sales of scrap and waste	1,554	1,780	6,417	5,925
Constitution of provision for judicial demands	(19,746)	(27,307)	(25,829)	(25,908)
Reversal of provision for fixed asset losses	-	3,342	-	3,342
Gains earned by joining the Refis IV tax repayment scheme	77,833	-	270,333	-
Other income, net	12,157	5,793	11,046	24,057
	77,079	4,121	333,141	199,859

20.	Financial instruments

a)	Risk management

The Company and its subsidiaries are exposed to market risks, especially: (i) volatility in the price of sugar, and; (ii) volatility in foreign exchange rates. In order to manage these risks, the Company adopts policies and procedures approved by Management through its Risk Committee. These documents establish limits, continuous monitoring of exposures, counterparties and financial instruments approved for trading. Financial instruments and risks are managed through the definition of strategies, establishment of control systems and determination of foreign exchange, interest rate and price exposure limits.

As of March 31, 2010 and March 31, 2009, the fair values of transactions involving derivative financial instruments are as follows:

58

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Financial Statements (Continued)
March 31, 2010 and 2009
(In thousands of reais)

20.	Financial instruments (Continued)

a)	Risk management (Continued)

	Parent Company					Consolidated
	Notional		Fair Value			Notional		Fair Value
	Mar 31 2010	Mar 31 2009	Mar 31 2010	Mar 31 2009	Result (*)	Mar 31 2010	Mar 31 2009	Mar 31 2010	Mar 31 2009	Result (*)

Price risk
Commodity derivatives
Future contracts
Sugar sales contracts	994,483	423,550	146,449	9,638	146,449	994,483	423,550	146,449	9,638	146,449
(sugar price hedge)
Sugar purchase contracts	182,954	141	(34,067)	(9)	(34,067)	182,954	141	(34,067)	(9)	(34,067)
(average price improvement)
Options contracts
Call sold	555,376	149,021	(11,614)	(6,728)	25,723	555,376	149,021	(11,614)	(6,728)	25,723
(average price improvement)
Purchased put	259,165	-	22,756	-	(14,117)	259,165	-	22,756	-	(14,117)
(sugar price hedge)
Sold put	260,038	-	(22,871)	-	(17,735)	260,038	-	(22,871)	-	(17,735)
(average price improvement)
Swap contracts
Sugar swap	100,794	-	1,081	-	1,081	100,794	-	1,081	-	1,081
(sugar price hedge)
			101,733	2,901	107,333			101,733	2,901	107,333

59

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Financial Statements (Continued)
March 31, 2010 and 2009
(In thousands of reais)

20.	Financial instruments (Continued)

a)	Risk management (Continued)

	Parent Company					Consolidated
	Notional		Fair Value			Notional		Fair Value
	Mar 31 2010	Mar 31 2009	Mar 31 2010	Mar 31 2009	Result (*)	Mar 31 2010	Mar 31 2009	Mar 31 2010	Mar 31 2009	Result (*)

Exchange rate risk
Exchange rate derivative
Future contracts
Sold	1,060,945	861,787	7,997	7,384	7,997	1,060,945	861,787	7,997	7,384	7,997
(cash flow hedge)
Purchased	1,042,111	-	(7,526)	-	(7,526)	1,042,111	-	(7,526)	-	(7,526)
(cash flow improvement)
Forward contracts
Sold	957,149	427,510	36,559	(53,330)	36,559	957,149	427,510	36,559	(53,330)	36,559
(cash flow hedges)
Options contract
Purchased put	671,502	-	15,719	-	(471)	671,502	-	15,719	-	(471)
(cash flow hedges)
Swap contracts
Exchange risk transfer hedge	322,023	-	7,463	-	7,463	-	-	-	-	-
(cash flow hedges)
2009 senior note hedge	-	570,700	-	(6,828)	-	-	570,700	-	(6,828)	-
(cash flow hedge)
			60,213	(52,774)	44,022			52,750	(52,774)	36,559
Interest rate risk
Interest derivative
Libor swap contracts
Interest hedge (assets: variable / liabilities: fixed)	518,790	-	(624)	-	(624)	518,790	-	(624)	-	(624)
(cash flow hedges)
			(624)	-	(624)			(624)	-	(624)
TOTAL			161,322	(49,873)	150,731			153,859	(49,873)	143,268
Total Assets			238,024	17,022				230,561	17,022
Total Liabilities			(76,703)	(66,895)				(76,703)	(66,895)

(*) Amounts relative to income determined in the period of twelve months ended March 31, 2010, only for derivatives outstanding on such date.

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Notes to the Financial Statements (Continued)
March 31, 2010 and 2009
(In thousands of reais)

20.	Financial instruments (Continued)

a)	Risk management (Continued)

Counterparties – The Company operates commodity derivatives in futures and options markets on the New York Board of Trade (NYBOT) and the London International Financial Futures and Options Exchange (LIFFE), as well as over-the-counter market with selected counterparties. The Company operates foreign exchange derivatives on BM&FBovespa and OTC contracts registered with CETIP with banks Unibanco - União de Bancos Brasileiros S.A, Banco Bradesco S.A., Banco Itaú BBA S.A., Banco UBS Pactual S.A., Banco Barclays S.A. and Banco Morgan Stanley Witter S.A.

Guarantee margins – The Company’s derivative operations on commodity exchanges (NYBOT, LIFFE and BM&FBovespa) require an initial guarantee margin. The brokers with which the Company operates on these commodity exchanges offer credit limits for these margins. As of March 31, 2010, the total credit limit used as initial margin is R$68,646 (R$36,722 in 2009). As a requirement to trade in BM&FBovespa, the Company posted on March 31, 2010, the amount of R$83,042 (R$111,026 in 2009) as guarantee in the form of a settlement bond issued by a first-class banking institution. Over-the-counter derivative transactions of the Company are exempt from margin guarantees.

b)	Price risk

The Company has derivatives with the objective of mitigating its exposure to sugar price oscillation in the international market. Derivative operations allow ensuring minimum average profit for future production. The Company actively manages the contracted positions, also the result of these activities is monitored daily. through effective mark-to-market controls and price impact simulations in order to allow adjusting targets and strategies due to changes in market conditions.

The fair value of these derivatives was measured through observable factors, such as market quotation.

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Notes to the Financial Statements (Continued)
March 31, 2010 and 2009
(In thousands of reais)

20.	Financial instruments (Continued)

b)	Price risk (Continued)

Price risk: Commodity derivatives outstanding on March 31, 2010
Derivatives	Purchased/sold	Market	Contract	Maturity	Number of contracts	Strike	Average price	Fair price	Notional		Notional		Fair value
									(units)		$	(R ‘000)	$	(R ‘000)
Future	Sold	LIFFE	White Sugar	May/10	200	-	¢/T 597.25	¢/T 504.00	10,000	T		10,637		1,661
Future	Sold	LIFFE	White Sugar	Aug/10	900	-	¢/T 608.37	¢/T 471.00	45,000	T		48,758		11,009
Future	Sold	LIFFE	White Sugar	Oct/10	200	-	¢/T 537.63	¢/T 463.00	10,000	T		9,575		1,329
Future	Sold	NYBOT	#11	May/10	1,260	-	¢/lb 20.95	¢/lb 16.59	64,011	T		52,662		10,966
Future	Sold	NYBOT	#11	Jul/10	6,613	-	¢/lb 19.78	¢/lb 16.51	335,956	T		260,986		43,201
Future	Sold	NYBOT	#11	Oct/10	4,986	-	¢/lb 19.38	¢/lb 16.50	253,301	T		192,755		28,651
Future	Sold	NYBOT	#11	Mar/11	152	-	¢/lb 20.70	¢/lb 16.70	7,722	T		6,276		1,213
Future	Sold	NYBOT	#11	May/11	996	-	¢/lb 18.06	¢/lb 16.53	50,599	T		35,877		3,036
Future	Sold	NYBOT	#11	Jul/11	1,146	-	¢/lb 17.07	¢/lb 16.35	58,220	T		39,023		1,647
Future	Sold	NYBOT	#11	Oct/11	321	-	¢/lb 16.21	¢/lb 16.13	16,308	T		10,378		49
Swap	Sold	OTC	#11	Jul/10	4,500	-	¢/lb 18.49	¢/lb 16.51	228,611	T		165,971		17,760
Swap	Sold	OTC	#11	Oct/10	4,120	-	¢/lb 19.66	¢/lb 16.50	209,306	T		161,586		25,926
Sub-total for sold sugar future contracts									1,289,033	T		994,483		146,449
Future	Purchased	NYBOT	#11	May/10	525	-	¢/lb 23.38	¢/lb 16.59	(26,671 T	)		(24,485)		(7,111)
Future	Purchased	NYBOT	#11	Jul/10	310	-	¢/lb 24.43	¢/lb 16.51	(15,749 T	)		(15,106)		(4,896)
Future	Purchased	NYBOT	#11	Mar/11	3,629	-	¢/lb 19.80	¢/lb 16.70	(184,362 T	)		(143,364)		(22,059)
Sub-total for purchased sugar future contracts									(226,782 T	)		(182,954)		(34,067)
Futures sub-total									1,062,251			811,529		112,382
Call	Sold	NYBOT	#11	May/10	850	32.00	¢/lb 0.64	¢/lb 0.01	43,182	T		54,256		(17)
Call	Sold	NYBOT/OTC	#11	Jul/10	5,987	20.00	¢/lb 1.30	¢/lb 0.38	304,154	T		238,848		(4,538)
Call	Sold	NYBOT/OTC	#11	Oct/10	2,153	20.50	¢/lb 1.78	¢/lb 0.66	109,378	T		88,040		(2,834)
Call	Sold	NYBOT/OTC	#11	Oct/10	1,784	21.00	¢/lb 1.87	¢/lb 0.60	90,631	T		74,730		(2,135)
Call	Sold	NYBOT/OTC	#11	Mar/11	1,485	24.50	¢/lb 1.82	¢/lb 0.56	75,442	T		72,573		(1,659)
Call	Sold	NYBOT	#11	Mar/11	300	25.00	¢/lb 1.34	¢/lb 0.52	15,241	T		14,960		(311)
Call	Sold	NYBOT	#11	Mar/11	200	30.00	¢/lb 0.72	¢/lb 0.30	10,160	T		11,968		(120)
Sub-total for sold calls									648,188	T		555,376		(11,614)
Put	Purchased	NYBOT/OTC	#11	Jul/10	5,987	16.50	¢/lb 2.33	¢/lb 1.28	304,154	T		197,049		15,286
Put	Purchased	NYBOT/OTC	#11	Oct/10	1,385	17.00	¢/lb 2.42	¢/lb 1.98	70,361	T		46,966		5,470
Put	Purchased	NYBOT/OTC	#11	Oct/10	434	17.50	¢/lb 2.70	¢/lb 2.31	22,048	T		15,150		2,000
Sub-total for purchased puts									396,564	T		259,165		22,756
Put	Sold	NYBOT	#11	Jul/10	5,987	16.50	¢/lb 0.29	¢/lb 1.28	304,154	T		197,049		(15,286)
Put	Sold	NYBOT	#11	Oct/10	1,385	17.00	¢/lb 0.53	¢/lb 1.98	70,361	T		46,966		(5,470)
Put	Sold	NYBOT	#11	Oct/10	459	17.50	¢/lb 0.28	¢/lb 2.31	23,318	T		16,023		(2,115)
Sub-total for sold puts									397,834	T		260,038		(22,871)
Swap	Purchased	OTC	#11	Oct/10	985	-	¢/lb 25.50	¢/lb 0.28	50,040	T		50,102		550
Swap	Purchased	OTC	#11	Oct/10	985	-	¢/lb 25.80	¢/lb 0.27	50,040	T		50,692		530
Swap sub-total									100,081	T		100,794		1,081
Total for commodities												1,986,902		101,733

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Notes to the Financial Statements (Continued)
March 31, 2010 and 2009
(In thousands of reais)

20.	Financial instruments (Continued)

c)	Foreign exchange risk

The Company has derivatives in order to mitigate its exposure to the effect of foreign exchange rate fluctuations on its revenue from exports. The exchange rate derivatives together with the commodity price derivatives allow ensuring minimum average profit from future production. The Company actively manages contracted positions, and the result of such activities is monitored daily. through effective mark-to-market controls and price impact simulations in order to allow adjusting targets and strategies due to changes in market conditions. The fair value of these derivatives was measured based on estimates that use discounted cash flows based on market curves.

At March 31, 2010, the Company had US$862,118 thousand (US$574,670 thousand in 2009) hedged by future, forward and option contracts traded in BM&FBovespa and OTC, with a positive adjustment to market value estimated at R$52,750 (negative adjustment of R$45,945 in 2009).

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Notes to the Financial Statements (Continued)
March 31, 2010 and 2009
(In thousands of reais)

20.	Financial instruments (Continued)

c)	Foreign exchange risk (Continued)

Price risk: Exchange rate derivatives outstanding on March 31, 2010
Derivatives	Purchased/sold	Market	Contract	Screen		Number of contracts	Strike	Average price	Fair price	Notional	Notional	Fair value
Future	Sold	BM&FBovespa	Commercial U.S. dollar rate	Apr/10		6,220	-	$1.7943	$1.7810	$311,000	558,038	4,147
Future	Sold	BM&FBovespa	Commercial U.S. dollar rate	Jul/10		1,845	-	$1.8291	$1.8146	$92,250	168,738	1,342
Future	Sold	BM&FBovespa	Commercial U.S. dollar rate	Dec/10		1,400	-	$1.8959	$1.8812	$70,000	132,712	1,029
Future	Sold	BM&FBovespa	Commercial U.S. dollar rate	Jul/11		1,300	-	$1.9981	$1.9837	$65,000	129,873	934
Future	Sold	BM&FBovespa	Commercial U.S. dollar rate	Oct/11		700	-	$2.0452	$2.0297	$35,000	71,584	546
Sub-total for sold future contracts										$573,250	$1,060,945	$7,997
Future	Purchased	BM&FBovespa	Commercial U.S. dollar rate	Apr/10		(6,130)	-	$1.7943	$1.7810	$(306,500)	(549,963)	(4,087)
Future	Purchased	BM&FBovespa	Commercial U.S. dollar rate	May/10		(3,300)	-	$1.8049	$1.7907	$(165,000)	(297,803)	(2,339)
Future	Purchased	BM&FBovespa	Commercial U.S. dollar rate	Dec/10		(1,000)	-	$1.8959	$1.8812	$(50,000)	(94,794)	(735)
Future	Purchased	BM&FBovespa	Commercial U.S. dollar rate	Jul/11		(1,000)	-	$1.9910	$1.9837	$(50,000)	(99,550)	(366)
Sub-total for sold and purchased future contracts										$(571,500)	$(1,042,111)	$(7,526)
Forward	Sold	OTC/Cetip	NDF	Jul/10		1	-	$1.8945	$1.8139	$46,000	87,147	3,628
Forward	Sold	OTC/Cetip	NDF	Aug/10		1	-	$1.9360	$1.8255	$50,000	96,800	5,364
Forward	Sold	OTC/Cetip	NDF	Sep/10		1	-	$1.9165	$1.8390	$75,000	143,738	5,593
Forward	Sold	OTC/Cetip	NDF	Oct/10		1	-	$2.0320	$1.8534	$5,000	10,160	852
Forward	Sold	OTC/Cetip	NDF	Oct/10		1	-	$2.0080	$1.8541	$23,000	46,184	3,376
Forward	Sold	OTC/Cetip	NDF	Nov/10		1	-	$1.9980	$1.8665	$73,800	147,454	9,179
Forward	Sold	OTC/Cetip	NDF	Jan/11		1	-	$1.9125	$1.8802	$50,000	95,625	1,512
Forward	Sold	OTC/Cetip	NDF	Feb/11		1	-	$1.9880	$1.8965	$45,000	89,460	3,821
Forward	Sold	OTC/Cetip	NDF	Jun/11		1	-	$2.0183	$1.9677	$70,000	141,281	3,134
Forward	Sold	OTC/Cetip	NDF	Aug/11		1	-	$1.9860	$1.9837	$50,000	99,300	101
Forward sub-total										$487,800	957,149	36,559
Onshore Put	Purchased	BM&FBovespa	Commercial U.S. dollar rate	Jul/10		6,800	1.80	$36.1590	$41.7130	$340,000	612,000	14,182
Onshore Put sub-total										$340,000	612,000	14,182
Offshore Put	Purchased	OTC	Commercial U.S. dollar rate	Feb/11		475	1.80	$103.7832	$37.3177	$23,768	42,782	887
Offshore Put	Purchased	OTC	Commercial U.S. dollar rate	Feb/11		176	1.90	$162.4785	$73.8414	$8,800	16,720	650
Offshore Put sub-total										$32,568	59,502	1,537
Total for export exchange rates										$862,118	$1,647,485	52,750
Swap	Purchased	OTC/Cetip	U.S. dollar/DI		1	1	-	US$ / 57.49% CDI		$175,000	322,023	7,463
Swap	Sold	OTC/Cetip	U.S. dollar/DI		1	1	-	57.49% CDI / US$		$(175,000)	(322,023)	(7,463)
Total for exchange rate										$862,118	$1,647,485	52,750

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Notes to the Financial Statements (Continued)
March 31, 2010 and 2009
(In thousands of reais)

20.	Financial instruments (Continued)

c)	Foreign exchange risk (Continued)

The Company does not use derivative financial instruments to hedge foreign exchange exposure from balance sheet. At March 31, 2010 and March 31, 2009, the Company and its subsidiaries presented the following net balance sheet exposure to US dollar:

	Consolidated
	2010		2009
	R$	US$ (thousand)	R$	US$ (thousand)
Amounts pending foreign exchange closing	127,755	71,732	48,969	21,151
Overnight	50,470	28,338	67,137	28,998
Trade notes receivable - foreign	148,655	83,467	162,822	70,327
Related parties	-	-	(405,871)	(175,306)
Foreign currency-denominated loans	(479,206)	(269,066)	(257,573)	(111,253)
Advances from customers	(980,533)	(550,552)	-	-
Senior Notes due in 2009	-	-	(86,456)	(37,343)
Senior Notes due in 2014	(631,246)	(354,433)	-	-
Senior Notes due in 2017	(720,573)	(404,589)	(936,704)	(404,589)
Perpetual bonds	(810,896)	(455,304)	(1,054,119)	(455,304)
Restricted cash	44,972	25,251	11,757	5,078
Foreign exchange exposure, net	(3,250,602)	(1,825,156)	(2,450,038)	(1,058,241)

d)	Interest rate risk

The Company monitors fluctuations of the several interest rates to which its assets and liabilities are pegged and, in the event of increased volatility of such rates, it may engage in transactions with derivatives so as to minimize such risks. At March 31, 2010, the Company had US$300,000 thousand hedged by swap contracts traded in the over-the-counter market, whose market value is assessed negatively at R$624.

Price risk: outstanding commodities derivatives on March 31, 2010
Derivative	Purchased/ sold	Market	Contract	Table	Number of contracts	Strike	Average price	Fair price	Notional	Notional	Fair value
									(R$ ‘000)	(R$ ‘000)	(R$ ‘000)
Swap	Purchased	OCT/Cetip	Fix/Libor 3 month		1	-	1,199% / Libor 3 month		$300,000	518,790	(624)
Total swap									$300,000	518,790	(624)

65

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Notes to the Financial Statements (Continued)
March 31, 2010 and 2009
(In thousands of reais)

20.	Financial instruments (Continued)

e)	Credit risk

A significant portion of sales made by the Company and its subsidiaries is for a selected group of best-in-class counterparts, i.e. trading companies, fuel distribution companies and large supermarket chains. In the fuel distribution activity, the diversity of the receivables, the selected clients and the follow up of financing terms of sales by business segment and individual position limits are procedures adopted to minimize eventual default in the accounts receivable. The Company's sales policy is directly related to the level of credit exposure experienced in the course of its business.

Credit risk is managed through specific rules of client acceptance, credit rating and setting of limits for customer exposure, including the requirement of a letter of credit from major banks and obtaining actual warranties on given credit, when applicable. Management believes that the risk of credit is substantially covered by the allowance for doubtful accounts.

The Company and its subsidiaries historically have not recorded material losses on trade accounts receivable.

f)	Debt acceleration risk

As of March 31, 2010, the Company was a party to loan and financing agreements with covenants generally applicable to these operations, including requirements related to cash generation, debt to equity ratio and others. These covenants are being fully complied with by the Company and do not place any restrictions on its operations.

g)	Market values

As of March 31, 2010 and 2009, the fair values of cash, marketable securities and trade accounts receivable and payable approximate the respective amounts recorded in the consolidated financial statements, due to their short-term nature.

The fair value of the Senior Notes maturing in 2014 and 2017, as described in Note 13, according to their market value, were 114.85% and 103.5%, respectively, of their face value at March 31, 2010.

The fair value of Perpetual Notes as described in Note 13, according to its market value, was 99.80% of its face value at March 31, 2010.

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Notes to the Financial Statements (Continued)
March 31, 2010 and 2009
(In thousands of reais)

20.	Financial instruments (Continued)

g)	Market values (Continued)

As for the other loan and financing arrangements, their respective fair values substantially approximate the amounts recorded in the financial statements considering that such instruments are subject to variable interest rates.

h)	Sensitivity analysis

Pursuant to CVM Rule Nº 475 issued on December 17, 2008, following is the sensitivity analysis of the fair value of financial instruments, in accordance with the types of risks deemed to be significant by the Company:

Assumptions for the Sensitivity Analysis

For the analysis, the Company adopted three scenarios, being one probable and two that may have effects from impairment of the fair value of the Company’s derivative financial instruments. The definition of the probable scenario included the market data at March 31, 2010, the same one which determine the fair value of the derivatives at that date and therefore there are no differences in relation to the fair value of the derivative financial instruments. The possible adverse and remote scenarios were established in view of adverse impacts of 25% and 50% on the curves in the prices of the U.S. dollar and sugar:

Bourse: Unit:	Sugar #11 NYBOT US¢/lb	Sugar Ref. LIFFE US$/ton	Dollar BM&FBovespa R$/US$
Apr-10	-	-	1.781000
May-10	16.59	504.00	1.790694
Jun-10	-	-	1.802495
Jul-10	16.51	-	1.814598
Aug-10	-	471.00	1.828130
Sep-10	-	-	1.841761
Oct-10	16.50	463.00	1.854871
Nov-10	-	-	1.867982
Dec-10	-	465.40	1.881189
Jan-11	-	-	1.896482
Feb-11	-	-	1.911138
Mar-11	16.70	466.40	1.925085
Apr-11	-	-	1.940068
May-11	16.53	-	1.952751
Jun-11	-	-	1.968527
Jul-11	16.35	-	1.983682
Aug-11	-	-	1.998283
Sept-11	-	-	2.015064
Oct-11	16.13	-	2.029650

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Notes to the Financial Statements (Continued)
March 31, 2010 and 2009
(In thousands of reais)

20.	Financial instruments (Continued)

h)	Sensitivity analysis (Continued)

Sensitivity Exhibit

Following is the sensitivity exhibit on the change in the fair value of the Company’s financial derivatives:

		Impacts in P&L (*)
	Risk factor	Probable Scenario	Possible Scenario (25%)	Remote Scenario (50%)
Price risk
Goods derivatives
Futures contracts:
Sale commitments	Sugar price spike	146,449	(215,057)	(434,604)
Purchase commitments	Sugar price decline	(34,843)	(41,584)	(81,219)
Options:
Put	Sugar price spike	(11,614)	3,298	(81,065)
Call	Sugar price spike	22,756	(22,756)	(22,756)
Call - sold	Sugar price decline	(22,871)	(45,423)	(111,448)
Swap contracts	Sugar price decline	1,081	(55,410)	(72,292)

Exchange rate risk
Exchange rate derivatives
Futures contracts:
Sale commitments	R$/US$ exchange rate appreciation	7,997	(263,237)	(526,474)
Purchase commitments	R$/US$ exchange rate depreciation	(7,526)	(258,646)	(517,292)
Forward contract:
Sale commitments	R$/US$ exchange rate appreciation	36,559	(231,086)	(461,421)
Option:
Call - purchased	R$/US$ exchange rate appreciation	15,719	(15,719)	(15,719)
Interest rate risk
Interest derivatives
Swap contracts	Libor curve decline	(624)	(2,140)	(4,280)

(*) Projected results to occur up to 12 months from March 31, 2010.

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Notes to the Financial Statements (Continued)
March 31, 2010 and 2009
(In thousands of reais)

21.	Sales commitments

Sales

Considering that the Company engages primarily with commodities, sales are essentially closed at spot prices. However, the Company has entered into several sugar market agreements whereby it undertakes to sell sugar quantities against future crops.

Commitments with sales of sugar, in tonnes, at March 31, 2010 and 2009, are as follows:

Years	2010	2009
2010	-	2,428,000
2011	2,005,434	1,828,000
2012	1,828,134	1,828,000
Total	3,833,568	6,084,000

Sugar Purchases

Cosan has entered several sugar cane purchase agreements with third parties for the purpose of securing a portion of its production in subsequent crops/harvest seasons. The quantity of sugar cane to be purchased was calculated against the estimated quantity to be crushed per location. Amounts payable by the Company are determine at the end of each crop/harvest, in accordance with prices published by CONSECANA.

Crop purchase commitments expressed in metric tonnes as of March 31, 2010 and 2009, are as follows:

Years	2010	2009
2010	-	18,294,022
2011	27,029,473	15,597,478
2012	23,600,912	13,667,154
2013	20,112,639	9,754,713
2014	16,345,120	5,701,801
2015	13,667,148	3,198,591
Beginning in 2015	120,129,217	5,030,758
Total	220,884,509	71,244,517

As of March 31, 2010, the total sugarcane crushing capacity for the next crop, considering all facilities of the Company, is of approximately 60,000 metric tonnes.

The Company has entered into several agreements for the purchase of plant equipment intended for plant maintenance and expansion, as well as to support a CHP (combined heat and power) project, in the total amount of R$330,801 as of March 31, 2010 (R$716,790 in 2009).

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Notes to the Financial Statements (Continued)
March 31, 2010 and 2009
(In thousands of reais)

21.	Sales commitments (Continued)

Sugar Purchases (Continued)

Additionally, the Company, through its subsidiary Rumo Logística S.A., has entered into a purchase and sale commitment covering rail cars, train engines and other improvements for the purpose of expanding its logistics business over the next years, as follows:

Years	2010
2011	652,678
2012	126,892
2013	94,682
Total	874,252

Lease Agreements

The Company and its subsidiaries have entered several operating lease agreements to secure crop land, as well as a concession agreement covering operations of maritime terminal facilities. These agreements will expire in 20 years.

Minimum payments under each such covenants are calculated on a straight-line basis, pursuant to each respective agreement. Expenses associated with the foregoing agreements during the years ended on March 31, 2010 and 2009, are as follows:

	2010	2009
Minimum installment	113,953	88,593
Variable installment	112,990	85,267
Total	226,943	173,860

The schedule of future payments under the foregoing agreements as of March 31, 2010 and 2009, is as follows:

Years	2010	2009
2010	-	93,662
2011	131,362	96,364
2012	117,937	93,008
2013	117,200	86,058
2014	117,655	82,667
2015	117,431	82,667
Beginning in 2015	1,354,501	992,287
Total	1,956,086	1,526,713

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Notes to the Financial Statements (Continued)
March 31, 2010 and 2009
(In thousands of reais)

22.	Insurance

At March 31, 2010, the Company and its subsidiaries maintain insurance coverage against fire, thunderbolts and explosions of any nature for the whole sugar and ethanol inventory and for specific buildings, equipment, facilities and machinery.

The Company does not foresee any difficulties to renew its insurance policies and believes that the coverage established is reasonable in terms of amounts and consistent with Brazilian industry standards.

The scope of our independent auditors work did not include an opinion on the sufficiency of the insurance coverage, which, as determined by the Company management, was considered sufficient to cover any claims.

23.	Stock option plan

At the Annual and Extraordinary General Meeting held on August 30, 2005, the Guidelines for the Outlining and Structuring of a Stock Option Plan for Company’s officers and employees were approved, thus authorizing the issue of up to 5% of the Company’s share capital. The stock option plan was designed to obtain and retain the services rendered by senior officers and employees, offering them the opportunity to become shareholders of the Company. On September 22, 2005, the Board of Directors approved the distribution of stock options corresponding to 4.302.780 common shares to be issued by the Company related to 3.25% of the share capital at the time, authorized by the Annual/Extraordinary General Meeting. On that same date, eligible officers were informed of the material terms and conditions of the share-based compensation agreement.

On September 11, 2007, the Board of Directors approved the distribution of stock options, corresponding to 450,000 common shares to be issued or purchased by the Company related to 0.24% of the share capital at the time, authorized by the Annual/Extraordinary General Meeting. On that same date, the eligible officer was informed of the material terms and conditions of the share-based compensation agreement. The remaining 1.51% may still be distributed.

On August 7, 2009, the Board of Directors approved an additional distribution of stock options, with no vesting period, corresponding to 165,657 common shares to be issued or purchased by the Company, following a change in the management members.

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Notes to the Financial Statements (Continued)
March 31, 2010 and 2009
(In thousands of reais)

23.	Stock option plan (Continued)

Based on the fair value at the issue date, exercise price is R$6.11 (six reais and eleven cents) per share, without discount. The exercise price was calculated before the above evaluation based on an expected private equity agreement based on that eventually was not made. The options are exercisable over a 3-year period, considering a maximum percentage of 25% p.a. of total stock options offered by the Company, within a period of 5 years.

The options exercised shall be settled only upon issue of new common or treasury shares that the Company may have at each relevant date.

Should any holder of stock options cease to be an employee or manager of the Company, by death, retirement or permanent disability of the beneficiary, any options not previously vesting shall become extinct on the date that employee or officer separates from the Company. However, in the case of termination without good cause, the terminated employees shall be entitled to exercise 100% of their options referring to that particular year, on top of exercising 50% of their options in the coming year.

At March 31, 2010 options equivalent to 653,976 common shares were not exercised.

	Shares	Weighted average strike price
Outstanding as of April 30, 2005	-	-
Option awards (SRA dated 9/22/2005)	4,302,780	6.11
Outstanding as of April 30, 2006	4,302,780	6.11
Exercised (SRA dated 11/20/2006)	(1,132,707)	6.11
Forfeitures (SRA dated 20/11/2006)	(285,060)	-
Outstanding as of April 30, 2007	2,885,013	6.11
Option awards (SRA dated 9/11/2007)	450,000	6.11
Exercised (SRA dated 11/19/2007)	(922,947)	6.11
Exercised (SRA dated 12/11/2007)	(38,725)	6.11
Outstanding as of April 30, 2008	2,373,341	6.11
Forfeitures (SRA dated 3/23/2009)	(165,657)	-
Exercised (SRA dated 3/6/2009)	(736,852)	6.11
Outstanding as of March 31, 2009	1,470,832	6.11
Exercised (SRA dated 7/15/2009)	(224,819)	6.11
Option awards (SRA dated 8/7/2009)	165,657	6.11
Exercised (SRA dated 10/5/2009)	(169,500)	6.11
Exercised (SRA dated 12/15/2009)	(571,194)	6.11
Exercised (SRA dated 3/29/2010)	(17,000)	6.11
Outstanding as of March 31, 2010	653,976	6.11

Until March 31, 2010, all stock option exercises were settled through the issuance of new common shares. Should the remaining options also be exercised through the issuance of new common shares, the current shareholders’ interest would be reduced by 0.16% (0.45% in 2009) after exercising all remaining options.

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Notes to the Financial Statements (Continued)
March 31, 2010 and 2009
(In thousands of reais)

23.	Stock option plan (Continued)

At March 31, 2010, R$2,960 regarding the unrecognized remuneration cost of stock options will be recognized within nearly six months (R$9,978 in 2009, with a deadline of nearly 18 months).

The fair value of the stock-based compensation plan was estimated using the binomial pricing method against the following assumptions:

	Options awarded on September 22, 2005	Options awarded on September 22, 2007	Options awarded on August 7, 2009
Award price – R$	6.11	6.11	6.11
Estimated time to exercise (in years)	7.5	7.5	Immediate
Interest rate	14.52%	9.34%	(1)
Volatility	34.00%	46.45%	(1)
Dividend income	1.25%	1.47%	(1)
Weighted average fair value at award date – R$	12.35	18.19	(1)

(1)	The fair value used was the market value at assignment date (R$17.90) since exercise of these options was not subject to a vesting period.

Estimated Time to Exercise – The term estimated by the Company represents such period during which the compensation under the stock option plan must remain outstanding, and was determined based on the assumption that executive officers will effectively exercise their options at the end of the period. Thus, the term was determined based on 5 and 10 years, on average. The Company does not anticipate any variance from this estimate, considering that options are primarily awarded to its own executive officers who are not subject to high turnover or attrition.

Expected Volatility – The Company has elected to replace historical volatility of its stock for an appropriate comprehensive industry index, which is based on stock price volatility, and to factor this index into its pricing model. The Company identified and compared similar publicly-held corporations that operate on a global scale and publish information regarding prices of stock or available options, taking into account the expected or implicit historical volatility of stock prices of such corporations. The Company then estimated the expected volatility of its own stock in this global scenario.

Expected Dividends – Since the Company went public just recently, expected dividends were calculated based on the current price of outstanding stock at award date, adjusted by the average ROI rate during the expected period relative to the book value of stock.

Risk-Free Interest Rate – The Company adopts the SELIC rate.

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Notes to the Financial Statements (Continued)
March 31, 2010 and 2009
(In thousands of reais)

24.	Pension plan

a)     Pension Plan

Previd Exxon - Sociedade de Previdência Privada, a closed-ended supplementary pension entity sponsored by Cosan CL (previously denominated Essobrás), set up on December 23, 1980, engaged mainly in the supplementation of benefits within certain limits set in its formation deed, to which all employees of the sponsor and their beneficiaries are entitled as social security insured workers. Cosan CL determined the implications of implementing the procedures set forth in NPC 26 of IBRACON.

b)     Actuarial Liabilities

This refers to the responsibility assumed by Cosan CL to complement retirement and pension benefits under an employment severance pa, as well as to accounting for the pension pa. These liabilities were determined by an independent actuary professional and represent the present value of benefits and pensions. As of March 31, 2010, the relevant balances were reported in non-current liabilities as actuarial liabilities in the amount of R$61,788 (R$60,378 in 2009).

The consolidated balance of the provision for pension pa expenditures, and the corresponding transaction during the year, are described as follows:

	2010	2009 (*)
Present value of actuarial liabilities at the beginning of the year	(362,339)	(356,632)
Cost of interest	(32,584)	(10,466)
Cost of current service	(5,478)	(1,790)
Paid benefits	18,985	6,901
Actuarial gain (loss) on the liability at beginning of year	55,882	(352)
Present value of actuarial liability at year end	(325,534)	(362,339)

Fair value of plan assets at the beginning of the year	297,231	291,707
Expected income from pa assets	31,046	9,227
Contributions made to the pa	8,403	3,198
Paid benefits	(18,985)	(6,901)
Gain from asset fair value	30,008	-
Fair value of pa assets at year end	347,703	297,231

Present value of assets (liabilities), net	22,169	(65,108)
Non-recognized actuarial losses (gains)	(83,957)	4,730
Actuarial liabilities	(61,788)	(60,378)

(*) Four-month period ended on March 31, 2019.

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Notes to the Financial Statements (Continued)
March 31, 2010 and 2009
(In thousands of reais)

24.	Pension plan (Continued)

For actuarial calculation purposes, which calculations were done by professional actuaries pursuant to NPC 26, the following assumptions were taken into account relative to the year ended on March 31, 2010:

Benefit pa	Defined benefit
Actuarial evaluation method	Projected credit unit
Life table	AT 83 segregated by gender, corrected by 10%
Actuarial liability discount rate	Interest: 6.58% pa + inflation: 4.50% pa
Expected yield for plant asset	Interest: 5.98% pa + inflation: 4.50% pa
Wage increase rate	1.57% + inflation: 4.50% pa
Estimated benefit increase rate	0.00% pa + inflation: 4.50% pa

The amount of the contributions made by Cosan CL to Previd Exxon – Sociedade de Previdência Privada in the year ended on March 31, 2010, was R$8,403.

25.	Segment Reporting (consolidated)

a)	Segment Reporting

Segment information is based on information used by the management of Cosan to assess the performance of operating segments and make investment decisions. In view of the changes occurred in the course of the current year as well as of the growth and importance of other business ventures, the Company has modified its current segment structure, which comprises three segments: (i) sugar and ethanol (“CAA”), (ii) fuel and lubricant distribution (“CCL”) and (iii) logistics (“RUMO”). Operating assets associated with these segments are located solely in Brazil.

The primary activity of the CAA segment is the production and marketing of an array of sugarcane by-products, including raw sugar (referred to as VHP), and fuel ethanol, both anhydrous and hydrous. This segment also engages in power cogeneration from sugar cane bagasse.

The CCL segment engages in distribution and marketing of fuels and lubricants, especially through the franchised gas station network of the “Esso” brand in the whole national territory.

The RUMO segment operates logistic services comprising transportation, warehousing and cargo rigging for both the CAA segment (sugar) and third parties.

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Notes to the Financial Statements (Continued)
March 31, 2010 and 2009
(In thousands of reais)

25.	Segment Reporting (consolidated) (Continued)

a)	Segment Reporting (Continued)

Below are some segment-level income and asset selected information. Amounts were stated in accordance with the same accounting policies used in preparing the consolidated statements:

	2010
	CAA	CCL	RUMO	Adjustments and exclusions	Consolidated
Balance Sheet:
Property, plant and equipment	4,943,614	356,170	294,033	(32,752)	5,561,065
Intangibles	1,309,387	1,379,769	69,146	143,006	2,901,308
Loans and financing, net of cash and cash equivalents	(4,351,613)	(444,964)	(106,502)	44,014	(4,859,065)
Other assets and liabilities, net	3,763,800	610,384	13,706	(2,833,617)	1,554,273

Total assets (net of liabilities) per segment	5,665,188	1,901,359	270,383	(2,679,349)	5,157,581

Result for the period (12 months):
Net operating revenue	5,380,134	10,145,054	158,249	(347,382)	15,336,055
Gross profit	1,312,143	770,492	42,728	-	2,125,363
SG&A expenses	(850,814)	(492,828)	(18,111)	-	(1,361,753)
Other operating revenues, net	312,202	16,928	4,011	-	333,141
Other selected information:
Additions to PP&E and intangible assets	1,689,880	88,300	147,943	-	1,926,123
Depreciation and amortization	584,727	37,450	14,167	-	636,344

	2009
	CAA	CCL	RUMO	Adjustments and exclusions	Consolidated
Balance Sheet:
Property, plant and equipment	3,079,833	297,993	68,100	19,310	3,465,236
Intangibles	980,651	2,236	-	1,464,577	2,447,464
Loans and financing, net of cash and cash equivalents	(2,598,952)	91,828	11,139	(1,119,619)	(3,615,604)
Other assets and liabilities, net	6,815,120	(181,101)	(3,401)	(5,531,087)	1,099,531

Total assets (net of liabilities) per segment	8,276,652	210,956	75,838	(5,166,819)	3,396,627

Result for the period (11 months):
Net operating revenue	3,129,574	3,106,000	53,850	(19,335)	6,270,089
Gross profit	595,763	189,883	13,786	-	799,432
SG&A expenses	(531,140)	(171,557)	(5,745)	-	(708,442)
Other operating revenues, net	187,499	1,561	10,799	-	199,859
Other selected information:
Additions to PP&E and intangible assets	1,329,185	11,300	5,633	-	1,346,118
Depreciation and amortization	408,623	12,628	5,906	-	427,157

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Notes to the Financial Statements (Continued)
March 31, 2010 and 2009
(In thousands of reais)

25.	Segment Reporting (consolidated) (Continued)

b)	Opening of sales net revenues per segment:

	2010	2009
CAA
Sugar	3,377,832	1,805,081
Ethanol	1,747,646	1,176,024
Cogeneration	93,583	15,100
Other	161,073	133,369
	5,380,134	3,129,574
CCL
Fuel	9,437,316	2,893,859
Lubes	634,045	186,375
Other	73,693	25,766
	10,145,054	3,106,000
Rumo
Raise	142,120	53,850
Transportations	16,129	-
	158,249	53,850

Adjustments/eliminations	(347,382)	(19,335)

Total	15,336,055	6,270,089

c)	Sales revenues per region

The net operating revenue share per geographic area, expressed as a percentage, is as follows:

	2010	2009
Brazil	86.4%	73.6%
Europe	9.2%	18.5%
Latin America (other than Brazil)	2.8%	5.0%
Middle East and Asia	1.2%	1.9%
North America	0.3%	0.9%
Africa	0.1%	0.1%
Total	100.0%	100.0%

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Notes to the Financial Statements (Continued)
March 31, 2010 and 2009
(In thousands of reais)

25.	Segment Reporting (consolidated) (Continued)

d)	Significant customers

CAA

Sales in this segment are relatively dispersed, with one single customer representing more than 10% of total sales of this segment in 2010 and 2009 (Grupo SUCDEN with 17% and 14% of sales, respectively).

CCL
Sales in this segment are highly dispersed and there is no single customer or economic group representing sales of 10% or more in the segment.

RUMO
In 2010 33% of the sales in this segment were for the CAA segment (52% in 2009), with two other customers generating revenues of more than 10% of the total revenues in this segment, these being Grupo SUCDEN with 16% (14% in 2009) and Grupo ED & F MAN with 14% in 2010 (no sales in 2009).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	June 14, 2010	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial Officer and Investor Relations Officer